Form 20-F
period 1996-12-31
BAAN CO N V
filed 1997-04-29
CIK 944624

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
   OF THE SECURITIES EXCHANGE ACT OF 1934; OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF
   THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF
   THE SECURITIES EXCHANGE ACT OF 1934
               FOR THE TRANSITION PERIOD           TO

                          COMMISSION FILE NO. 0-26052

                               BAAN COMPANY N.V.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                THE NETHERLANDS
                (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                              VANENBURGERALLEE 13
                                 3882 RH PUTTEN
                                THE NETHERLANDS
                                      AND
                              4600 BOHANNON DRIVE
                          MENLO PARK, CALIFORNIA, USA
                   (ADDRESSES OF PRINCIPAL EXECUTIVE OFFICES)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                        Common Stock, NLG .01 Par Value

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:
                                      None

   As of December 31, 1996, the registrant had outstanding 89,791,297 Common
                                    Shares,
                               NLG .01 par value

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              Yes [X]        No [ ]

     Indicate by check mark which financial statement item the Registrant has elected to follow:

                         Item 17 [ ]        Item 18 [X]
================================================================================

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

     Baan is a leading provider of business management software for an open systems, client/server computing environment. Companies of all sizes around the world use Baan's software to control and automate business processes, ranging from accounting, order management, and inventory procurement, to manufacturing and finished-goods delivery. Baan's software is targeted to companies needing to respond quickly to today's competitive global marketplace.

     The Company's products are targeted at organizations focused on increasing their market advantage by continually improving business processes. While its products have the functional depth for many market segments, the Company has optimized its products, services, and marketing efforts for key players and their entire supply/demand chain in four industries: automotive; electronics; process; and project-based industries, including heavy equipment manufacturing, project services, and aerospace and defense. Baan selected these markets based on three factors: well defined supply and demand chains; a focus on industry best practices; and market dynamics that require continuous assessment and re-assessment of business processes and the underlying information technology
(IT) infrastructure. Baan actively works with industry leaders in each market sector to help insure that the Company offers a highly competitive product which closely meets that industry's unique requirements.

     The cornerstone of Baan's strategy is to deliver scaleable, flexible solutions, which can be rapidly implemented and deliver a clear return on investment. To do this, the Company focuses on intuitive, graphical business modeling as a starting point for software implementation. As a result, Baan's software typically can be configured and implemented in as short a time period as three to twelve months, which the Company believes provides it with a competitive advantage. In addition, ongoing adjustments can be made to the system in response to changing market demands and changes in production and operational processes -- a capability which the Company calls "Dynamic Enterprise Modeling." According to leading market analysts such as Aberdeen Group, Advanced Manufacturing Research, Forrester Research, Gartner Group, and Patricia Seybold Group, rapid implementation and capabilities for ongoing system re-configuration are critical differentiators for Baan's market space.

     In addition, Baan's software is flexible and can be successfully used in a variety of business, computing, and manufacturing environments. It offers functionality for a broad range of manufacturing practices: from make-to-stock to engineer-to-order manufacturing; single or multi-site environments located in one or multiple countries; support for an individual assembler or an entire supply chain; and large or small computing environments running on a broad range of platforms.

     Supported by a decentralized research and development organization, Baan has adopted a strategy of periodically reinventing its products -- rather than increasing the complexity of its software by adding layers of code as upgrades are developed. The Company believes this enables the consistent delivery of state-of-the-art solutions meeting the requirements of the "extended enterprise." Baan commenced shipment of its first information systems in The Netherlands in 1982, and since that time has introduced several new generations of products. Today, the Company is shipping BAAN IV, consisting of Baan Applications, Orgware and Baan Tools.

     - Baan Applications includes more than 100 integrated software modules for seven broad areas: manufacturing, constraint planning, distribution and transportation, finance, service management, project management, and process manufacturing.

     - Orgware is a set of tools, templates, and methodologies for business modeling and rapid software implementation. Orgware is the linchpin in Baan's vision for delivering Dynamic Enterprise Modeling, which the Company believes to be a key competitive differentiator.

     - Baan Tools is a fourth generation language (4GL) software development toolset used by Baan, its implementation providers, and end user customers to develop and modify Baan Applications.

     Over the past several years, the Company has significantly expanded its sales and service presence in North American, Latin American and certain European and Far Eastern markets. The Company's net revenues have grown from $122.9 million in 1994 to $388.0 million in 1996. The Company's overall number of employees has more than doubled from 943 persons at December 31, 1994 to 2,389 at December 31, 1996.

     The Company manages its business operations through corporate headquarters in Putten, The Netherlands and Menlo Park, California, as well as through regional sales and operational offices. Products are sold and supported through both direct and indirect channels in 59 countries. To augment its own offerings and infrastructure, the Company has partnered with leading technology and service providers. This includes implementation and value-added resale partners, such as Compuware Corporation, Origin International, IBM Global Services, and KPMG Peat Marwick, and technology partnerships with Digital Equipment Corporation, IBM, Compaq Computer Corporation, Hewlett-Packard Company, Informix Software Inc., Intel Corporation, Microsoft Corporation, and Sun Microsystems, Inc. In 1996, the Company acquired Berclain Group Inc. (Berclain), a provider of manufacturing synchronization and scheduling software used to synchronize manufacturing across the supply chain, and Antalys, Inc. (Antalys) which provides software that enables a company's sales force to accurately and rapidly configure and price products and services.

     The Company has licensed more than 3,500 system installations to date to more than 2,200 customers worldwide within its targeted markets. Customers include Asea Brown Boveri Group, The Boeing Company, British Aerospace Limited, Ford Motor Company, Fujitsu-ICL Systems, Inc., George Weston Foods Ltd., Hitachi Ltd., Levi Strauss Europe, Mercedes Benz US International, Inc., Northern Telecom Limited, Noranda Aluminum, Inc., Solectron Corporation, Oki Electric Industry Co. Ltd., Philips Medical Systems Nederland B.V., and Snap-on Incorporated.

     Baan Company N.V. is a Netherlands holding company with its statutory seat at Barneveld, The Netherlands, and conducts business through its domestic and international subsidiaries. The Company's business was founded in 1978 and Baan Holding B.V., the predecessor of Baan Company N.V., was incorporated in 1983. References in this Form 20-F to "Baan" or "the Company", unless the context otherwise requires, relate to Baan Company N.V., its predecessor, Baan Holding B.V. and its subsidiaries. The Company's headquarters are located at Vanenburgerallee 13, 3882 RH Putten, The Netherlands, telephone number (31) 341-375555, and at 4600 Bohannon Drive, Menlo Park, California 94025, telephone number (1) 415-462-4949.

INDUSTRY BACKGROUND

     Businesses in recent years have been subject to increasing global competitive pressures and more demanding vendor-customer relationships. At the same time, rapidly changing market and consumer specific requirements can cause companies to stagnate if they are not able to quickly move into a market opportunity. In addition, issues such as the change to the Year 2000 and the impending requirement for multi-currency reporting due to the anticipated single European Monetary Unit are forcing companies to update their information infrastructure.

     To keep up with these pressures, companies must embrace continual change and process improvement. This involves an ongoing cycle of lowering production costs, improving product performance and quality, and dramatically shortening product development and delivery cycles. Customers, distributors, and sales forces need direct access to manufacturing and supplier information, and customer demand must become a driver for engineering, manufacturing, and distribution. Customers must be able to "reach" into the manufacturing environment and order a product that meets their exact needs, and that is both manufacturable and profitable for the supplier. This creates risk for most organizations and their extended enterprise.

     Meeting these challenges requires an agile information infrastructure capable of streamlining an organization and its business processes, and effectively integrating the entire extended enterprise, from supply chain to distribution channels. Many organizations have adopted Business Process Reengineering (BPR) to restructure business processes and accommodate these new market dynamics. Typically, a complete re-engineering effort -- from process definition and refinement to the implementation of a new information infrastructure -- could take three to five years at which point the resulting changes could already be outdated. A different approach is to embrace continual process improvement.

     Using information technology (IT) effectively is a core strategy for successfully implementing -- and subsequently managing the risk of -- continual change. In the late 1970s the key benefit of technology was speed and automation. Now, with market dynamics changing faster than ever, IT systems will become a liability rather than an asset if they cannot keep pace with shifting requirements. Companies must be able to quickly alter key business processes and the underlying information infrastructure as market dynamics change.

     One component in fulfilling the promise of technology lies in the use of open systems, client/server architecture, which fundamentally changed the way companies work by putting more comprehensive information at users' fingertips, turning a greater number of workers into effective decision-makers. Compared to traditional mainframe or minicomputer environments which offer fairly restricted deployment options, client/server environments offer the broadest range of options for managing data, applications, and user interfaces.

     While client/server architecture delivers the right computing environment, a new class of software products -- called Enterprise Resource Planning (ERP) systems -- delivers the functionality for streamlining and automating activities across the enterprise, including the extended enterprise of suppliers and distribution partners. ERP enables the integration of sales management, transportation, distribution, manufacturing control, inventory management, component procurement, product design, and other functions including finance and reporting for managing overall business performance.

     Today's advanced ERP systems leverage the now widely-accepted client/server environment, giving users more flexibility. These ERP solutions typically offer an open systems approach, allowing companies to select components from a large number of IT vendors' products and services, permitting ready integration of emerging technologies. These new technologies might include On-Line Analytical Processing (OLAP) solutions, web-based or electronic commerce technologies, advanced scheduling and planning systems, or advanced customer order configuration and Sales Force Automation (SFA) applications.

     Most of these advanced ERP solutions are excellent for companies engaged in large-scale BPR projects. However, the combination of client/server technology and ERP functionality alone does not offer the ability for rapid system configuration and re-configuration required for companies who wish to follow an approach of continual process improvement. In addition, the expertise required for typical ERP system configuration and implementation drives up costs such that the complete solution -- hardware, database, software, implementation and ongoing process re-evaluation services -- is not cost effective for the small and medium-sized enterprise.

THE BAAN SOLUTION

     Baan believes its approach to ERP uses technology to not simply automate processes, but to systematically improve key business processes and the underlying IT infrastructure as the business climate changes. The Company believes that its evolutionary approach, called Dynamic Enterprise Modeling, enables its customers to enhance organizational effectiveness by providing a framework for characterizing organization structures, business functions and specific business processes. By linking this business model directly to the software applications through its Orgware solution, companies can rapidly adapt and re-adapt Baan's enterprise software so that it matches the most recent set of business practices, operational procedures, and specific job functions. With the capability for Dynamic Enterprise Modeling through Orgware and Baan's applications software, customers can optimize the flow of goods and services through a complete supply and distribution network, matching production and delivery processes with market and specific customer demand.

     The Baan product family is based on four core principles which enable the Company to reach beyond the ERP functionality and deliver on the concept of Dynamic Enterprise Modeling:

          -- OPEN SYSTEMS, CLIENT/SERVER ARCHITECTURE -- BAAN IV is based on a distributed, client/server architecture. Specifically, Baan's products are developed for a flexible, three-tiered architecture which separates the user presentation, application logic and data management functions. This enables the user to embrace a broad spectrum of computing scenarios, from centralized to highly decentralized environments. This, coupled with the fact that the software is independent of hardware, operating system, and database platforms gives users both scaleability and the capability to optimize technology resources to meet evolving business needs.

          -- LINKING BUSINESS MODELING TO ENTERPRISE APPLICATIONS -- Recognizing the inevitability of change, Baan has developed Orgware, the enabling technology behind Dynamic Enterprise Modeling (DEM) which the Company believes provides it with a competitive advantage. Orgware is a suite of software implementation tools, methodologies, best business practices templates, and end-user training solutions for rapid deployment and re-deployment of Baan software based upon both organizational requirements as well as individual user's needs. With the capability for DEM, Baan's software can be implemented in as short a period as three to twelve months.

          -- ROBUST FUNCTIONALITY FOR THE EXTENDED ENTERPRISE -- Baan's product line is specifically targeted at four key vertical markets (automotive, electronics, process, and project-based industries including heavy equipment and aerospace and defense). It offers the breadth and depth of functionality to make the product applicable for companies of all sizes, from the large assembler to the second- and third-tier supplier. Coupled with the scaleability of an architecture that can support four users or several thousand, this enables an organization and its extended supply/demand chain to create a tightly integrated, real-time information exchange. Baan's solution includes a broad range of functionality and is designed for multi-site, multi-national requirements, including multiple sites utilizing different production and other operational processes in a multi-lingual, multi-currency environment. Also, the software uniquely allows for the integration of discrete and process manufacturing activities within the same technology and application environment which the Company believes gives it an additional competitive advantage.

          -- WHOLE PRODUCT OFFERING -- Baan's product philosophy includes an expansion of the traditional ERP product offering. Baan is currently enhancing its product offering with Intelligent Resource Planning (constraint planning) and new process functionality as well as integrating Berclain's constraint-based scheduling system and Antalys' sales force automation software.

     In addition, Baan offers the Informix Workgroup Server as standard with all UNIX shipments. While the products support a range of database technologies (including Oracle, Sybase, IBM DB2, and Microsoft SQL Server), this gives customers who are not driven by a database choice a simple, bundled solution. Similarly, the Company will also offer the full Microsoft BackOffice suite, including NT, SQL Server, and other standard Microsoft technologies, as part of its BAAN IV BackOffice solution, currently scheduled to ship in 1997.

STRATEGY

     The fundamental strategy of Baan Company is to provide innovative, technology driven enterprise computing solutions which simplify the traditionally complex, inflexible, and costly legacy approach to enterprise software applications. Ultimately, Baan's goal is to enable continuous improvement in overall business performance, regardless of changes in market dynamics, business processes, and technological advancements.

     Baan's company strategy is based on six key elements as follows:

     -- SIMPLIFY THE COMPLEXITY AND REDUCE THE RISK OF TRADITIONAL ERP IMPLEMENTATION --

          Facilitate Fast Implementation and Continuous Business Process
     Improvement: With Orgware's modeling tools, quick-start implementation templates and implementation management methodologies, the complexity of ERP implementation is reduced, and return on investment can be increased. Orgware enables an organization to graphically model its business environment, including those processes involving external supplier or demand-chain partners, and then automatically maps the software applications to the model. By enabling the IT environment to readily support changes in the business, Orgware is the catalyst for helping achieve a rapid return on the IT investment in the initial and subsequent re-implementation projects as changes in the business environment warrant.

          Provide the Broadest Range of Scaleable, Open, Client/Server Technology Options: Baan's products allow businesses to match their system size and functionality requirements with the appropriate IT components, including hardware, operating systems, and database. This enables customers to optimize their technology resources and, because of its open architecture, allows the user a broad spectrum of computing scenarios from centralized to highly decentralized environments. The Company's software supports multiple sites and operating processes, is readily scaleable to support changing levels of operations, and can be reconfigured to meet changing needs.

          Expand the ERP Framework to Address the Entire Supply/Demand
     Chain: Baan expanded the traditional approach to manufacturing planning and control systems by developing capabilities to support multiple modes of manufacturing within one enterprise application environment. Baan's software also leverages communications vehicles such as electronic data interchange (EDI) and the Internet/Intranet, enhancing the customer's ability to communicate rapidly and effectively within the supply chain. Through acquisitions Baan is also in the process of enhancing its product offering with Berclain's MOOPI product, a synchronization and scheduling system which supports the agile manufacturing concept within a factory or throughout the entire manufacturing supply/demand chain, and with Antalys' laptop and web-(internet) enabled configurator capabilities for products and services. By anticipating the changing needs of manufacturing companies and their relations with both customers and suppliers, Baan plans to extend the scope of its product offering to serve the expanded enterprise.

     -- EXPAND GLOBAL DISTRIBUTION, SALES, SERVICES AND SUPPORT CAPABILITIES --

          Grow infrastructure to support continued revenue growth: Baan's strategy is to continue expanding its global infrastructure to provide sales and support services throughout the major markets of the world. This global presence positions Baan both to address local markets and to support its multinational customers.

          Expand market presence: Baan has expanded its direct and indirect sales and support organizations and is currently in 59 countries. The Company has significantly expanded its sales and service presence in North America, Latin America and in certain European and Far Eastern markets in the past few years. For the Company as a whole, employees engaged in sales and marketing and in billable services (including support) at December 31, 1994 were 229 and 388, respectively, compared to 569 and 959 at December 31, 1996. The Company plans to continue to expand its sales and distribution channels and customer support organization.

          Increase market coverage: The use of direct and indirect sales channels increases the accessible market and extends the reach of Baan service capabilities for targeted supply chain networks. The Company's strategy is to deliver a product and create an infrastructure which makes it easy for indirect channel partners to represent its products. By simplifying the implementation process, automating the IT configuration activity, and creating a channels program and support infrastructure, Baan intends to open up new channels for sales and services offerings enabling it to provide local market coverage for small and medium-sized enterprises.

     -- SUSTAIN LEADERSHIP THROUGH FOCUS ON STRATEGIC VERTICAL MARKETS --

          Establish a reputation for success by knowing the market: Baan is currently focusing significant marketing resources on certain vertical markets in which the Company's products provide particular utility, and is continuing to develop specific configurations, templates and software packages for customers in these selected markets. These markets are characterized by a need for highly flexible and scaleable solutions to support mixed-mode manufacturing across a dynamic supply-and-demand chain environment. Targeted markets include the automotive industry, process, electronics industry, and project-based industries.

          Industry Focus:  Baan's industry focus centers around four key areas:
     (1) product development is focused on key functionality for each of the four vertical initiatives; (2) industry focused solution centers are designed to integrate all activities related to the industry; (3) Baan recruits and positions partners who are established with strong reputations for performance within the industry program; (4) Baan secures customer relationships with industry leaders in the market as "lighthouse accounts" for demonstrating the quality of Baan's solution, and also providing input on future product enhancements.

     -- LEVERAGE THIRD PARTY IMPLEMENTATION PROVIDERS --

          The Company's strategy is to deliver consistent global consulting programs, resources, and tools for a broad range of implementation complexities, from multi-site, global projects to departmental projects. Often the success of ERP systems is tied to highly trained technical personnel providing implementation and consulting services that enable customers to rapidly achieve return on their investments. Implementation partners provide Baan with an additional resource, allowing the Company to focus on its customers and software development activities.

          Integrating consulting services and fast implementation focus: The Company's implementation providers leverage the tools and methodologies available in Orgware to help customers rapidly configure and implement the software to support their specific business processes and procedures. The Company also supports customers and third party implementation providers with certain value-added services, including project management, implementation auditing, product consulting, and technical support.

          Merging Baan technology with strategic partners methodologies: The Company currently has agreements with a number of leading third party implementation providers, including the systems consulting groups of major public accounting firms such as KPMG Peat Marwick, ICS Deloitte & Touche, and systems integrators such as Cap Gemini Sogeti, IBM Global Services, and Origin International. Partners are encouraged to incorporate their own implementation methodologies with Orgware's "Target" methodology to deliver the strongest implementation package possible.

     -- CONTINUALLY INNOVATE PRODUCTS --

          Baan has adopted a strategy of periodically reinventing its products to maintain a leading-edge solution. The second and third generations of its software, introduced in 1991 and 1994, respectively, represented substantially rewritten code that in each case permitted higher performance, greater functionality and seamless data compatibility. There can be no assurance that the Company will be successful in developing and marketing, on a timely and cost effective basis, fully functional product enhancements or new products that respond to technological advances by others, or that its new products will achieve market acceptance.

          Co-makers are key to learning and realizing innovation: Baan identifies "co-makers" as those partners who expand the definition of its product as well as expand the Company's knowledge base for creating and deploying Baan's enterprise application software.

          Co-makers include service partners whose practices and methodologies provide insight on integrating technology and organizations, certain IT specific vendors, selected niche software applications suppliers whose specific areas of focus helps Baan expand the scope of functionality addressed by Baan directly or through partnerships, and a group of knowledge organizations including research organizations, development teams, academics and key customers whose knowledge and products enable Baan to accelerate the delivery of innovative products and methods to the market.

     -- MAINTAIN BAAN COMPANY VALUES --

          The Company is committed to developing and sustaining long-term relationships with all stakeholders, including customers, employees, business partners, and shareholders. The Company aspires to lead the global software market in areas such as customer satisfaction, employee retention and development, product quality and shareholder return, and fosters a basic set of guiding principles which it believes will forward this goal.

          The core Company values include (i) Innovation: recruiting and developing employees and partners committed to innovation in an environment free of departmental and geographic boundaries, (ii) Integrity: the expectation of honest, open and ethical dealings at all times with all stakeholders, and (iii) Initiative: personal responsibility and the willingness to take calculated risks which may improve product or service offerings. The Company believes that its adherence to these values has enabled it to build strong relationships with employees, as evidenced by its historically low rate of employee turnover. In addition, the Company has enjoyed close working relationships with customers and implementation providers who, the Company believes, have developed significant confidence in Baan's performance and commitment.

PRODUCTS

     The Baan family of software products consists of Baan Applications, Orgware and Baan Tools. Together, these products operate as a broad, flexible, fully integrated family of business control and management software.

     SYSTEM DESIGN AND SYSTEM ARCHITECTURE

     The Baan family of software products has been designed to support, within a single or multiple sites, multiple production and operational processes, permitting the management of multiple production methods -- or "agile manufacturing" -- including integrated process and discrete manufacturing, as well as any manufacturing model along the "make-to-stock/engineer-to-order" continuum. The products support single or multiple production sites within a single organization or across the extended enterprise, located in one country or several, and provide the flexibility to adapt to additional sites and processes as an organization's business evolves.

     The concept of "agile manufacturing" is critical to Baan and its customers, and the product architecture supports differences among production systems using a technique referred to as the customer order decoupling point (CODP). The CODP defines the point within production when production changes from standard, forecasted production to customer order-specific production. Baan's systems help define the optimal strategic CODP, which then enables Baan's customer's customer to "reach" into the production environment at different stages and impact their product, whether the product is in mass or custom production. This decoupling becomes more critical for companies to manage as they extend their operations throughout the supply chain. The ability to identify the point of delivering maximum customer satisfaction with the minimum inventory value is key to supply chain management.

     BAAN IV is an open systems, client/server solution that is technologically independent, operating on a broad number of different platforms. BAAN IV supports distributed and mirrored databases, local and wide area networks and multiple user interfaces (including ASCII, Motif, Windows 95, and currently in development, a browser interface). The product supports many major languages (including multi-byte technology to support Asian character sets) and multiple currencies. In addition, BAAN IV products consist of several hundred generic business objects that can be readily assembled, configured and reconfigured to meet the customer's specific systems needs. The Company believes that the flexible, multi-site, hybrid process (agile manufacturing) capabilities of its software provides significant competitive advantage relative to other client/server ERP solutions.

     The Baan Shell ("B-Shell") isolates BAAN IV application software from the systems environment, providing interfaces to the systems environment through platform-specific software drivers. The B-Shell permits a single application source code for all platforms. To enable BAAN IV to operate on additional platforms (including hardware, operating systems, databases, networks and user interfaces) it is only necessary to port the B-Shell without any need to modify the application. With the capabilities of the B-Shell, the Company has been able to provide its end user customers with greater application consistency, ease of maintenance and portability, and the ability to quickly adopt new standards.

     For example, today Baan is incorporating object linking and embedding (OLE) automation into its product line. OLE automation is the use of desktop applications to aid in the entering of data. With BAAN IV, Excel spreadsheets can be used as the input mechanism for sales, financial, and production forecasting. Similarly, workflow capabilities will be introduced as a tool to assist in managing the actual flow of information through an organization. In addition, Baan is currently in the process of enabling its application for browser based input and Internet browser based transactions. These application features are scheduled for release in 1997.

     BAAN IV APPLICATIONS

     The Company offers a family of Baan application packages which support the entire business process. The Company's products handle the requirements of multinational and multi-site enterprises, including multiple sites utilizing different production and other operational processes. Each application can operate on a stand-alone basis, integrate with one or more other Baan Applications, and/or integrate with many other systems. The software applications are Year 2000 compliant and support requirements for the anticipated single European Monetary Unit. The functional components include the following:

BAAN MANUFACTURING     BAAN DISTRIBUTION     BAAN FINANCE                BAAN SERVICE
Accounting             Bill of               Accounts Payable            Contract Administration
Alternate Units          Distribution        Accounts Receivable         Contract History
Budget Calculations    Inbound/Outbound      Activity Based Costing      Contract Terms
Capacity                 Movements           Cash Management             Installation Control
  Requirements         Inventory             Consolidated Statements     Invoicing and Renewals
  Planning               Locations           Credit Control              Order Control
Cost Accounting        Location Cycle        Financial Budgets           Order Planning and History
Engr. Change             Counting            Financial Statements
  Control              Location Stock        Fixed Assets                BAAN TRANSPORTATION
Engineering Data         History             General Ledger              Distribution Planning
  Management           Lot Tracking          Inter-Company               EDI Order Control
Master Production      Lots                  Supplier Payments           Fleet Management
  Scheduling           Margin Control                                      Fuel Control
Master Requirements    Purchase Contracts    BAAN PROJECT                Hours and Expense
  Planning             P.O. History          Control                       Control
Network Planning       Purchase Orders       Definition/Requirements     Invoicing
Product                Purchase Receipts     Estimating/Budgets          Order Control
  Classification       Replenishment         Invoicing                   Order Planning
Product                  Orders              Planning                    Packing Control
  Configurator         Sales and             Progress/Marketing          Public Warehousing
Product Constraints      Marketing           Simulation                  Rate Control
Production BoM           Activity
Production Order                             BAAN PROCESS                BAAN CONSTRAINT PLANNING
  Control              Sales Contracts       Formula Management          Cyclic Planning
Production Order       Sales Orders          Production Management       Resource Master Planning
  Planning             Sales Quotations      Process Routing             Resource Planning Data
Production Order       Storage Conditions    Quality Management          Resource Planning Units
  Subcontracting       Supplier              Workflow Management
  Hours                  Reliability         Implementation Wizards
Repetitive             Warehouse Analysis
  Manufacturing        Warehouse Cycle
Work Centers             Counting





     BAAN Manufacturing: Integrates all planning and logistics requirements across an enterprise, including multi-site constraint based master production scheduling, OLE automation for forecasting, capacity requirements planning, materials requirements planning, production order planning, and project requirements planning. BAAN Manufacturing provides a broad range of analytical tools. Functions supported include production control and scheduling (with Berclain's MOOPI, constraint based scheduling), repetitive manufacturing support for flow production, project control functionality, engineering data management, engineering change control, product classification and product configuration.

     BAAN Distribution & Transportation: Supports multi-tiered distribution strategies as well as supply chain and vendor management. The distribution application supports purchase control, sales and marketing information, sales force automation (laptop configurator), OLE automation for sales budgets, electronic data interchange (EDI), inventory control, inventory location control and lot control. The application can operate on a stand-alone basis or provide integration with purchase planning, production planning, distribution requirements planning and other systems, with assembly based upon decision and calculation rules. Transportation is designed for distribution, fleet and warehouse management. The application tracks locations, inventory, storage orders, inbound orders, outbound orders, transship orders, rates and third party items; provides order control, order planning, rate control, packing control, parking control, fuel control and expense control; and manages EDI.

     BAAN Finance: Supports a full range of sophisticated financial functions for single site, multi-site, multinational, multilingual and multi-currency enterprises. The application integrates with other BAAN applications and with Baan's Enterprise Information System, permitting mapping of business performance indicators to industry norms. The application supports multi-dimensional ledger schemes and multi-company and multi-site capabilities and consolidation. BAAN Finance also supports full drill-down analysis to permit analysis of sequentially deeper levels of financial or accounting detail. BAAN Finance links to external systems to allow for integration with existing systems within the enterprise. Functions include general ledger, accounts receivable and payable, cash management, cost allocation, activity-based costing, budgets, fixed assets, financial statements, OLE automation for financial budgets, and financial analysis.

     BAAN Service: Manages service capabilities, contract requirements, human and material resources and preventive/periodic maintenance scheduling. The service and maintenance administrator within the application tracks contracts, terms, renewals, invoices, history, service order data installation, and contract and order control.

     BAAN Project: Is designed for organizations such as large, global construction companies, that need to manage multiple, complex, simultaneous projects. The application supports management of all aspects of human and material resources across multiple projects and levels of activity. BAAN Project includes a graphical "industrial planning board" tool that permits "what if" simulations showing the effects of changes in selected variables at multiple sites and functions across the enterprise. Functions include estimation, definition, budget, planning requirements, progress reporting, invoicing and monitoring projects in the process.

     BAAN Process: Includes formulation, co-product/by-product management, distribution and transportation planning functionality. Traditional process software vendors have sold modules such as formulation or co-product and by-product management, but have required links to third-party solutions for traditional ERP functionality. The Company believes that it has a competitive advantage in being able to fully integrate process and discrete manufacturing, as well as different styles of hybrid manufacturing, into one integrated solution, delivering end-to-end supply chain functionality.

     BAAN Constraint-Based Planning: Optimizes operational efficiency by helping planners automatically identify resource constraints and schedule those resources to maximize both manufacturing capacity and profitability. It is fully integrated with order management, production planning and customer service environments, and supports batch and packaging environments. Constraint-based planning enables development of feasible production schedules, support for real time Available-to-Promise and Capable-to-Promise checking, and provides real-time decision support in ERP environments for key business metrics.

     BAAN ORGWARE

     Orgware is a set of software tools and methodologies that Baan has developed to assist customers and implementation providers in configuring, reconfiguring and implementing BAAN IV applications according to each end user's unique requirements. The Company believes that Orgware can provide added value for organizations embracing continuous business process improvements.

     Orgware has been designed to enable business professionals to map quickly and effectively an organization's business processes into BAAN IV applications. Starting with industry-specific reference models that define "best practices" for the industry generally, Orgware permits the mapping of specific business processes to the flexible BAAN application. Once mapped, the selected business objects within the system are automatically selected and configured to perform in the appropriate manner, including the creation of individual menus for each end user and incorporating workflow procedures and instructions.

     Key functions in Orgware include selection and configuration of applications, business procedures and business objects, end user desktop configuration, data conversion, training plan generation, hardware and IT services configuration, and project budgeting, planning and management.

     Additionally, Baan intends to introduce WMS (Workflow Management System) in BAAN IVc in 1997. WMS will enable an organization to quickly install the Baan software by streamlining and automating components of implementation. This includes using an industry specific reference model as a starting point and leveraging modeling tools linked to the software to tailor the model to customers' specific practices to configure end-users' desktops.

     BAAN TOOLS

     Substantially all BAAN software, including the B-Shell, BAAN IV applications and systems drivers, have been written using BAAN Tools, the 4GL software tools developed by the Company. These tools facilitate the ongoing enhancement and modification of the Company's products, as well as customization of the Company's products to meet unique end user needs.

     BAAN Tools provide a full-featured development environment, including a robust 4GL language, embedded SQL and version release controls to manage changes or modifications between releases. BAAN Tools also include facilities for documentation, translation, installation and maintenance of software, as well as systems administration tools for data management, job management, product development and presentations. BAAN Tools incorporate an application dictionary, on-line help, authorizations, multi-tasking, query by forms, graphical front ends, migration, and data exchange.

PRODUCT DEVELOPMENT

     The Company has made substantial investments since its inception in research and product development. Research and development expenses have increased from $7,987,000 in 1994 to $42,136,000 in 1996. Employees involved in research and development work increased from 196 employees at December 31, 1994 to 622 at December 31, 1996.

     The Company has adopted a strategy of periodically reinventing its products in order to maintain a leading edge solution to address end user information system needs. The Company originally introduced its software in 1989. Subsequent generations of its software followed in 1991 and 1994. Each new generation of BAAN software consists of substantially rewritten code providing higher performance, greater functionality and seamless data compatibility. This process is designed to ensure that each new generation supports the latest proven technology available, and that development efforts are focused primarily on increasing performance and functionality, rather than maintaining legacy systems.

     The Company's research and development are comprised of a research group of 34 employees and a development group of 588 employees at December 31, 1996. The research group evaluates new and emerging technologies and methodologies. The organization develops prototypes to test the practical use of new concepts and helps determine how these concepts might be introduced into the product. Research areas include intelligent resource planning, object-oriented technologies and functionality, money requirements planning, logistics tools, performance tools and extensions to Orgware to more closely integrate software to the customer's organization.

     The development group's activity is structured around multiple small teams. The Company employs concurrent engineering principles to insure that various product elements are kept in line with the whole product strategy and architecture. Based on industrial production principles, each team focuses on the development of independent software components within a disciplined set of protocols that enable the components to work together as a final product. This enables the Company to manage the overall process in incremental elements and to track performance, identify problem areas and add additional resources where necessary. The Company also maintains detailed release planning procedures to ensure integration, testing and version control among different teams developing a single release. This team approach also allows development activity to be decentralized in order to take advantage of skill sets available in different parts of the world and enable local requirements to be addressed near the markets where they are best understood. Development activities are performed primarily in The Netherlands, India and the United States with additional teams in seven other countries around the world.

     The Company's development organization is focusing on enhancements and customary error corrections to existing versions, and development of future versions of the Company's software. Development activities are currently focused principally on the NT version of BAAN IV, including additional functionality in BAAN IVc and the development of BAAN V. BAAN IVc is scheduled to contain some OLAP-based functionality, workflow capabilities, support for multiple currency accounting and the addition of Berclain's MOOPI and Antalys' Sales Configurator applications. BAAN V is intended to address the requirements of the automotive assemblers and the supply chain needs of the electronic industry, and enhancing service management and project to meet the needs of target industries.

SALES AND MARKETING

     The Company sells and supports its products through direct and indirect sales and support organizations in 59 countries, primarily in The Netherlands, the United States and Germany. The Company maintains corporate headquarters in Putten, The Netherlands and Menlo Park, California, and maintains regional offices in Barneveld, The Netherlands (Europe, the Middle East and Africa), Menlo Park, California (the Americas), and Singapore (Asia/Pacific) to support direct sales offices, distributors and strategic partners. The Company has direct sales offices in 28 countries; Argentina, Australia, Austria, Belgium, Brazil, Canada, Chile, China, Colombia, Denmark, France, Germany, India, Italy, Japan, Malaysia, Mexico, The Netherlands, Peru, Poland, Singapore, South Africa, Spain, Sweden, Switzerland, Venezuela, the United Kingdom and the United States. Baan maintains independent distributors that market the Company's products and provide first-line support in 31 additional countries. Further, the Company has granted non-exclusive, worldwide distribution licenses to certain distributors, while certain other distributors have rights to market the Company's products in specific country markets and in some cases specific industry segments. This combination of the direct sales and distributor organizations provides Baan with a worldwide sales and marketing presence.

     The Company's strategy is to continue expanding distribution capabilities in international markets and throughout a broader range of segments that include small and medium-sized enterprises. Over the past several years, Baan has acquired its distributors in The Netherlands, Germany, the United Kingdom, Canada, Switzerland, France, Austria, Spain, Japan and South Africa. In addition, the Company established a second headquarters in Menlo Park, California and established Baan Support Centers (BSC) in The Netherlands, the United States and India.

     The Company is currently focusing significant development and marketing resources on certain vertical markets in which Baan's products provide particular utility, including the development of specific configurations, templates and software packages for these selected markets.

     To best serve these markets, Baan's sales and marketing strategy targets large companies which enable and drive a supply chain in response to customer demand. Baan has organized sales and marketing programs around a three-tier model focusing on the customers and suppliers of key industry accounts. These "lighthouse" accounts provide an understanding of the structure of the industry as well as consistent feedback on the IT requirements of major industry segments. Baan's three-tier model comprises (i) a direct sales force focused on selling to global companies who control the supply-and-demand chain companies in Baan's target industries, (ii) a direct sales force focused on companies with a similar profile yet regionally influential and (iii) channel partners providing the Baan product and related services targeting the second- and third-tier suppliers of those target accounts.

     From a marketing perspective, Baan is focusing on three key initiatives.

     Baan's industry focused marketing has targeted four major industries: automotive, electronics, process and project-based industries, including aerospace and defense. The Company's goal is to win key accounts in each industry and to permeate the supply-and-demand chain of those industries.

     Development and recruiting of complementary channel partners who can cost-effectively deliver the Baan solution to the suppliers of the target accounts typified by smaller to medium sized enterprises. Baan is working closely with strategic partners, including Microsoft Corporation, Compaq Corporation, and Hewlett-Packard Company to recruit partners in key markets throughout the world who can deliver a total solution to prospective customers in the targeted verticals.

     Knowledge-based Direct Marketing System to support the sales opportunity for Baan and its channel partners, which is supported by a closed-loop lead generation process.

     In 1996, the Company had net revenues of $187.5 million in its EMEA region, consisting of Europe, the Middle East and Africa, $147.3 million in North America, and $53.2 million in the rest of the world. In 1995, the Company had net revenues of $130.3 million in the EMEA region, $62.7 million in North America and $23.2 million in the rest of the world. See Note 14 of Notes to Consolidated Financial Statements.

CUSTOMERS

     As of December 31, 1996, the Company had licensed approximately 3,500 system installations to more than 2,200 customers worldwide. Customers range from four users at the lowest end, to more than 4,000, which the Company believes demonstrates Baan's capability to deliver a solution at the small, medium, and large ends of the ERP market. In addition, Baan's customer base represents the full range of platforms supported -- including database, hardware, and operating system platforms.

     Baan's strategy to focus on key industries -- automotive, electronics, project/engineer-to-order industries (including heavy equipment, project engineering, and aerospace and defense), and process industries -- is reflected in its customer base today. Certain key customers in each vertical market segment are listed in the table below.

ELECTRONICS                      PROCESS INDUSTRIES          AUTOMOTIVE
Advanced Micro Devices, Inc.     George Weston               Daf Trucks N.V.
Hitachi Ltd.                      Foods Ltd.                 Echlin Inc.
Northern Telecom Limited         Noranda Aluminum, Inc.      Fiat Auto Mains S.r.1.
Sensormatic Electronics          Sonoco Products             Mercedes Benz US
  Corporation                     Company                     International, Inc.
Solectron Corporation            Sweetheart Holdings Inc.
                                                             HYBRID MANUFACTURING
HEAVY EQUIPMENT                  AEROSPACE AND DEFENSE       Allied Signal Lamination
Asea Brown Boveri Group          British Aerospace            Systems Inc.
BW/IP International, Inc.         Limited                    Eaton Technologies, Inc.
Carrier Corporation              Litton Electron Devices     Snap-on Incorporated
EUCLID-HITACHI Heavy             Lockheed Martin             Teknion Furniture Systems
  Equipment, Inc.                The Boeing Company          UARCO Incorporated
Philips Medical Systems B.V.

     The Boeing Company accounted for 13% of total net revenues in 1994. No customer accounted for 10% or more of total net revenues in 1995 or 1996.

CUSTOMER SERVICE AND SUPPORT

     The Company believes that it is essential to customer satisfaction and the Company's long-term success to facilitate the full and satisfactory implementation of the Company's products at customer sites. Accordingly, the Company provides certain value-added support services directly to certain end-user customers, including project management to promote rapid and efficient software implementation, product consultancy, and technical support. The Company integrates these activities utilizing relationships with leading third party providers of business process consulting and implementation and customization services for ERP systems. As of December 31, 1996, the Company had 959 employees in its customer support and service organization.

     Customer Support: The Company's Baan Support Centers (BSCs) provide technical maintenance and support to Baan's customers and distributors. Maintenance and support includes error corrections and access to the Company's help desk. The Baan Global Support organization consists of three main centers, located in Barneveld, The Netherlands; Grand Rapids, Michigan, USA; and Bombay, India. This presence helps the Company support customers and partners in different regions and time zones worldwide. The three centers are closely connected and have a direct link to the Company's development organization. The Company is currently expanding its Global Support organization by establishing additional BSCs in emerging growth areas such as Singapore, Japan, Brazil and Mexico.

     First-line customer maintenance and support currently is provided by the Baan Support Centers, local sales operations and distributors. The Company is currently implementing a global customer and call management application, that will allow its customers to obtain a significant amount of support 24 hours per day via the World Wide Web. The Company's World Wide Web-based support services will include the facility for customers to enter calls, check the status of pending calls, use a knowledge base with frequently asked questions, obtain technical documentation and is expected to be available in the second half of 1997.

     The Company provides maintenance and support services for an annual fee which entitles customers to receive maintenance and support services as well as enhancements and updates to their licensed version of software.

     Education and Training: The Company offers, for a fee, a comprehensive education and training program to its customers and to the Company's third party implementation providers. Classes are offered through in-house facilities at Company offices in various locations, as well as on-site training services at customer locations. The Company's training approach is based on standardized components that can be configured for customer-specific training programs. The Company has also assisted implementation providers and customers in developing internal competency centers to support their Baan business activity.

     Project Management and Implementation Services: The Company provides fee-based project management and certain other implementation services to its customers. Baan's strategy is to focus on those services which are believed to provide significant value with respect to the quality of implementation projects, while relying upon third parties to provide implementation and customization services generally to end user customers.

THIRD PARTY IMPLEMENTATION PROVIDERS

     The Company works closely with and is significantly dependent upon third party implementation providers such as systems consulting and systems integration firms, to provide implementation and customization services to the Company's customers. The use of third parties allows the Company to focus on developing, marketing, distributing and supporting its software as well as certain value-added implementation services provided by the Company. Although the Company has agreements with certain of these providers, these agreements are generally terminable by other parties at any time and do not impose specific obligations on the part of the third party providers.

     The Company maintains the quality of services performed by third party implementation providers by carefully selecting those organizations, training them to provide internationally uniform implementation services, evaluating their performance on a regular basis and providing for the continual exchange of knowledge and experience. These providers use the Company's methodologies and tools found in Orgware when conducting implementations, which enhances the ability of such providers to provide process re-design and implementation services. The Company's software also supports continual process improvement by providing ongoing analysis of key business performance criteria, both on a detailed planning level and on a senior executive information level.

COMPETITION

     The enterprise business application software market is highly competitive, is changing rapidly, and is significantly affected by new product introductions, geographical regional market growth, integration of supply chain networks and issues related to policy (such as the anticipated requirements of the European Monetary Unit) as well as the Year 2000 issue. Baan's products are targeted at the market for open systems-based, client/server ERP software solutions, and the Company's current and prospective competitors offer a variety of products and solutions to address this market.

     The Company's primary competition comes from a large number of independent software vendors and other sources including (i) companies offering either standard or fully customized applications that run on mainframe computer systems, such as SAP AG (SAP); (ii) companies offering applications that run on AS/400 and other mid-range computers, including System Software Associates, Inc., Marcam Corporation and J.D. Edwards, (each of which has introduced a client/server product); and (iii) companies offering applications that run on UNIX- or Windows NT-based systems in a client/server environment such as SAP, PeopleSoft, Inc. and Oracle Corporation (Oracle). The Company also faces indirect competition from suppliers of custom-developed business application software that have focused mainly on proprietary mainframe- and minicomputer-based systems with highly customized software, such as the systems consulting groups of the major public accounting firms, as well as systems integrators. Additionally, the Company faces indirect competition from "home-grown" systems developed by the internal MIS departments of large organizations. In the future, the Company's competitors could introduce products with more features and lower prices than the Company's products, and could also seek competitive advantage by bundling existing or new products and services with other, more established products and services.

     Many of the Company's competitors have longer operating histories, significantly greater financial, technical, marketing and other resources than the Company, greater name recognition, and a larger installed base of customers. In addition, certain competitors, including SAP and Oracle, have well-established relationships with present or potential customers of the Company. Further, because the Company's products run on relational database management systems (RDBMS) and Oracle has the largest market share for RDBMS software, Oracle may have a competitive advantage in selling its application products to its RDBMS customer base. The Company may also face market resistance from the large installed base of legacy systems because of the reluctance of these customers to commit the time and effort necessary to convert to an open systems-based, client/server, software solution. Furthermore, as the client/server computing market develops, companies with significantly greater resources than the Company could attempt to increase their presence in this market by acquiring or forming strategic alliances with competitors of the Company.

     The principal competitive factors affecting the market for the Company's software products are responsiveness to customer needs, product architecture, functionality, speed of implementation, ease of use, performance and features, quality and reliability, breadth of distribution, vendor and product reputation, quality of customer support and price. Based on these factors, the Company believes that it has competed effectively to date. In order to be successful in the future, the Company must continue to respond promptly and effectively to the challenges of technological change and its competitors' innovations by continually enhancing its own product offerings or adding to its product portfolio. There can be no assurance, however, that the Company's products will continue to compete favorably or that the Company will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or by new companies entering this market. In addition, because the Company often relies on third party implementation providers for implementation and other support of its products, there can be no assurance that these third parties will maintain sufficiently high quality standards so that the Company's reputation and competitive position will not be adversely affected.

     The Company relies on a number of systems consulting and systems integration firms for implementation and other customer support services, as well as for recommendations of its products during the evaluation stage of the purchase process. Although the Company seeks to maintain close relationships with these third party implementation providers, many of these third parties have similar, and often more established, relationships with the Company's principal competitors. If the Company is unable to develop and retain effective, long-term relationships with these third parties, it would adversely affect the Company's competitive position. Further, there can be no assurance that these third parties, many of which have significantly greater financial, technical and marketing resources than the Company, will not market software products in competition with the Company in the future or will not otherwise reduce or discontinue their relationships with or support of the Company and its products.

     The Company believes that its success has been due in part to its focus on the client/server architecture of its software products and innovative approaches to applying the technology (such as DEM and Orgware). The Company believes that the continued development of the DEM concept and its Orgware product, in concert with its partner certification program, significantly impacts the quality and quantity of services effort required for software implementation. Certain of the Company's competitors currently offer products using client/server architecture and are focusing on reducing the service effort necessary to implement their products. The Company also believes that many of its other competitors are actively developing client/server-based products, including certain large, well-established software companies that have announced their intent to introduce client/server ERP products. As a result, competition among providers of client/server-based ERP products is likely to increase substantially. The Company also believes that by expanding its current product breadth, it will encounter competitive pressure from niche market competitors. Increased competition could include greater competition based upon price, which could result in price reductions and loss of market share. There can be no assurance that the Company will be able to compete successfully with existing or new competitors or that competition will not have a material adverse effect on the Company's business.

PROPRIETARY RIGHTS AND LICENSING

     The Company relies on a combination of the protections provided by applicable copyright, trademark and trade secret laws, as well as confidentiality procedures, licensing arrangements and software-based license management, to establish and protect its rights in its software. Despite the Company's efforts, it may be possible for third parties to copy certain portions of the Company's products or reverse engineer or obtain and use information that the Company regards as proprietary. In addition, the laws of certain countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States or The Netherlands. Accordingly, there can be no assurances that the Company will be able to protect its proprietary software against unauthorized third party copying or use, which could adversely affect the Company's competitive position.

     The Company licenses Baan products to end users under license agreements which are generally in standard form, although each license is individually negotiated and may contain variations. The standard form agreement allows the end user to use the Baan products solely on the end user's computer equipment for the end user's internal purposes, and the end user is generally prohibited from sublicensing or transferring the Baan products. The agreements generally provide that the Company's warranty for Baan products is limited to correction or replacement of the affected product, and in most cases the Company's warranty liability may not exceed the licensing fees to the end user. The Company's form agreement also includes a confidentiality clause protecting the Baan products. Generally, the end user may terminate the license agreement at any time, although typically the end user remains responsible for any accrued and unpaid license fee.

     Baan products are not only licensed to end users by the Company but also by independent third party distributors. Although the Company seeks to establish the conditions under which Baan products are licensed by such distributors to end users, the Company cannot assure that such distributors do not use other conditions.

     Baan products are generally provided to end users in object code (machine-readable) format only. From time to time, in limited circumstances, the Company has licensed source code (human-readable form) subject to customary protections such as use restrictions and confidentiality. In addition, licensed end users of Baan products can be beneficiaries of a master source code escrow for the Baan products, pursuant to which the source code will be released to end users upon the occurrence of certain events, such as the commencement of bankruptcy or insolvency proceedings by or against the Company, or certain material breaches of the agreement. The Company has the right to object to the release of source code in any such circumstance, and to submit the matter to dispute resolution procedures. In the event of any release of the source code from escrow, the end user's license is limited to use of the source code to maintain, support and customize Baan products.

     The Company from time to time receives notices from third parties claiming infringement by the Company's products of third party proprietary rights. The Company expects that software products will increasingly be subject to such claims as the number of products and competitors in the Company's industry segment grows and the functionality of products overlap. Any such claim, with or without merit, could be time-consuming, result in costly litigation, or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all. In the event of a successful claim against the Company and the failure of the Company to develop or license a substitute technology, the Company's business and operating results would be materially adversely effected.

EMPLOYEES

     As of December 31, 1994, 1995 and 1996, the Company had 943, 1,525 and 2,389 full time employees, respectively, including as of December 31, 1996, 622 employees engaged in research and development, 569 in sales and marketing, 959 in billable services including product support, and 239 in finance and general administration. In The Netherlands, certain of the Company's employees are represented by statutory Works Councils. Each such Works Council, required under Netherlands law to be established by a company with more than a specified number of employees, is an independent body elected by the employees of a business. In general, the employer is required to seek the approval and/or advice of the Works Council before proceeding with making certain significant decisions affecting the employees and the business. None of the Company's employees is represented by any collective bargaining agreements and the Company has never experienced a work stoppage. The Company believes that its employee relations are excellent. The Company's success depends to a significant extent upon a limited number of key employees and other members of senior management of the Company. There can be no assurance that the Company will be successful in attracting and retaining such personnel, and the failure to attract and retain such personnel could have a material adverse effect on the Company's business.

ITEM 2.  PROPERTIES

     The Company's executive offices are located in Putten, The Netherlands and in Menlo Park, California with its statutory seat at Barneveld, The Netherlands. The Company also has direct sales offices in 28 countries. The Company leases its office and research and development facilities with leases of various duration. Certain of these properties are leased from affiliates of the Company. The Company is currently seeking additional facilities space to support growth, but believes that its existing and currently planned domestic and international facilities will be sufficient to meet its needs for at least the next twelve months. See Note 13 of Notes to Consolidated Financial Statements.

ITEM 3.  LEGAL PROCEEDINGS

     The Company is party to legal proceedings from time to time. There is no such proceeding currently pending which the Company believes is likely to have a material adverse effect upon the Company's business. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that any litigation which is now pending or which may arise in the future will not have such a material adverse effect on the Company's business.

ITEM 4.  CONTROL OF REGISTRANT

     To the Company's knowledge, it is not owned or controlled by another corporation or by any foreign government. The table below sets forth certain information with respect to the beneficial ownership of Common Shares as of April 18, 1997 by (i) any person known to the Company to be the owner of more than ten percent of the Common Shares, and (ii) the total amount of Common Shares owned by all officers and directors as a group:

                                                                SHARES      APPROXIMATE
                                                             BENEFICIALLY     PERCENT
               NAME AND ADDRESS OF BENEFICIAL OWNER            OWNED(2)        OWNED
        ---------------------------------------------------  ------------   -----------
        Baan Investment B.V.(1)............................   38,788,980       42.66%
          Baron van Nagellstraat 89
          3771 LK Barneveld
          The Netherlands
        General Atlantic Partners(3).......................    7,828,645        8.61%
        All directors and executive officers as a group
          ((22) persons)(4)................................   49,509,312       54.45%

---------------
(1) Shares exclude shares owned by Jan Baan and J.G. Paul Baan.

(2) Applicable percentage of ownership is based on 90,921,365 Common Shares outstanding as of April 18, 1997, together with the applicable options for each shareholder. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission, and includes voting and investment power with respect to shares. Shares subject to options currently exercisable within 60 days after April 18, 1997, are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

(3) Includes 7,443,188 shares held by General Atlantic Partners V, L.P. and 385,457 shares held by GAP Coinvestment Partners, L.P. The general partner of General Atlantic Partners V, L.P. is General Atlantic Partners, LLC, a Delaware limited liability company. Includes 750,000 shares subject to an option granted by General Atlantic Partners V, L.P. and GAP Coinvestment Partners, L.P. to third parties unaffiliated with the Company. The managing members of General Atlantic Partners, LLC are Steven A. Denning, David C. Hodgson, Stephen P. Reynolds, J. Michael Cline, William O. Grabe and William
    E. Ford. The same individuals are the general partners of GAP Coinvestment Partners, L.P. Messrs. Hodgson and Grabe, directors of the Company, are managing members of General Atlantic Partners, LLC and general partners of GAP Coinvestment Partners, L.P. Messrs. Hodgson and Grabe disclaim beneficial ownership of shares owned by General Atlantic Partners V, L.P. and GAP Coinvestment Partners, L.P. except to the extent of their respective pecuniary interests therein.

(4) Includes 1,547,688 shares issuable upon exercise of options to purchase Common Shares granted to executive officers and directors of the Company which are exercisable within 60 days after April 18, 1997.

ITEM 5.  NATURE OF TRADING MARKET

     The Company's Common Shares are quoted on the Nasdaq National Market under the symbol "BAANF" and on the Official Market of the Amsterdam Stock Exchange under the symbol "BAAN." The following table lists the high and low closing prices since the Company's Common Shares began trading on the Nasdaq National Market on May 19, 1995 and began trading on the Official Market of the Amsterdam Stock Exchange on May 23, 1995.

                                        NASDAQ NATIONAL         AMSTERDAM STOCK
                                             MARKET                 EXCHANGE
                                        ----------------    ------------------------
                                         HIGH      LOW         HIGH          LOW
                                        ------    ------    ----------    ----------
        Fiscal 1995:
          Second Quarter (From May 19,
             1995)....................  $15 7/16  $11 1/8    NLG 23.95     NLG 17.25
          Third Quarter...............   24 3/16   14 7/8        39.15         25.75
          Fourth Quarter..............   23 1/16   17 29/32      37.60         28.25
        Fiscal 1996:
          First Quarter...............   30 11/16  20 11/32      51.40         33.45
          Second Quarter..............   37 11/16  25  5/16      66.80         42.50
          Third Quarter...............   36        26  3/4       62.80         45.90
          Fourth Quarter..............   40  1/8   31  1/4       69.90         56.50
        Fiscal 1997:
          First Quarter...............   51  3/8   34  7/8       95.40         61.00

     On March 31, 1997, the closing prices of the Company's Common Shares were $44.63 per share as reported by the Nasdaq National Market and NLG 84.27 per share as reported by the Official Market of the Amsterdam Stock Exchange.

     On March 31, 1997 the exchange rate of Dutch guilders into U.S. dollars (the New York foreign exchange selling rate) was NLG 1.8885/$1.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITIES HOLDERS

     There are currently no limitations either under the laws of The Netherlands or in the Company's Articles of Association, to the rights of shareholders from outside The Netherlands to hold or vote Common Shares. Cash distributions, if any, payable in Dutch guilders may be officially transferred from The Netherlands and converted into any other currency without Netherlands legal restrictions, except that for recording purposes such payments and transactions must be reported by the Company to the Netherlands Central Bank.

ITEM 7.  TAXATION

     The following is a summary of certain Netherlands and U.S. federal income tax consequences relating to an investment in the Company's Common Shares. This summary does not deal with all possible tax consequences relating to an investment in the Company's Common Shares. In particular, the discussion does not address the tax consequences under state, local and other (e.g., non-U.S. or non-Netherlands) tax laws, nor does it address special circumstances that may apply to any individual investor. Accordingly, each prospective investor should consult its tax advisor regarding the tax consequences to it of an investment in the Common Shares. The following discussion is based upon the analysis of the Code, the Regulations thereunder, current case law, and published rulings, both for U.S. and Netherlands purposes.

     The anticipated tax consequences are subject to change, and such change may be retroactively effective. If so, the following summary may be affected and may not be relied upon. Further, any variation or differences from the facts or representations recited herein, for any reason, might affect the following discussion, perhaps in an adverse manner, and make them inapplicable. In addition, the U.S. counsel and the Netherlands tax advisor to the Company both have undertaken no obligation to update this discussion for changes in facts or laws occurring subsequent to the date thereof.

     The summary represents solely the views of the U.S. and Netherlands tax advisors to the Company as to the interpretation of existing law and, accordingly, no assurance can be given that the tax authorities or courts in the U.S. or The Netherlands will agree with the summary hereafter.

NETHERLANDS TAXATION

     The following is a summary of Netherlands tax consequences to an owner of Common Shares who is not, or is not deemed to be, a resident of The Netherlands for purposes of the relevant tax codes (a "non-resident Shareholder"). The summary does not address taxes imposed by The Netherlands and its political subdivisions, other than the dividend withholding tax, individual income tax, corporate income tax, net wealth tax, and gift and inheritance tax.

     NETHERLANDS DIVIDEND WITHHOLDING TAX

     The Company does not expect to pay dividends in the foreseeable future. To the extent that dividends are distributed by the Company, such dividends would be subject under Netherlands tax law to withholding tax at a rate of 25%. Dividends include dividends in cash or in kind, constructive dividends and liquidation proceeds in excess of, for Netherlands tax purposes, recognized paid-in capital. Stock dividends are also subject to withholding tax unless distributed out of the Company's paid-in share premium as recognized for Netherlands tax purposes.

     A non-resident shareholder can be eligible for a reduction or a refund of Netherlands dividend withholding tax under a tax convention which is in effect between the country of residence of the non-resident shareholder and The Netherlands. The Netherlands has concluded such conventions with, among others, the United States and all members of the European Union except Portugal. Under most of these conventions, Netherlands dividend withholding tax is reduced to a rate of 15% or less unless the recipient shareholder has a permanent establishment in The Netherlands to which the Common Shares are attributable.

     No withholding tax applies on the sale or disposition of Common Shares to persons other than the Company and affiliates of the Company.

     INCOME TAX AND CAPITAL GAINS

     A Shareholder will not be subject to Netherlands income tax with respect to dividends distributed by the Company on the Common Shares or with respect to capital gains derived from the sale or disposal of Common Shares in the Company, provided that:

          (i) such holder is neither resident nor deemed to be resident in The Netherlands;

          (ii) such holder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the Common Shares are attributable; and

          (iii) such holder does not have a substantial interest or a deemed substantial interest in the share capital of the Company or, if such holder does have such an interest, it forms part of the assets of an enterprise.

     As of January 1, 1997, a holder of Common Shares will generally not have a substantial interest if he, his spouse, certain other relatives (including foster children) or certain persons sharing his household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, shares representing five per cent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Company. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

     NET WEALTH TAX

     A Shareholder will not be subject to Netherlands net wealth tax in respect of the Common Shares provided that such Shareholder is not an individual or, if he is an individual, the conditions described in clauses (i) and (ii) of the proviso under "Income Tax and Capital Gains" are satisfied.

     GIFT, ESTATE OR INHERITANCE TAXES

     No gift, estate or inheritance taxes will arise in The Netherlands with respect to an acquisition of Common Shares by way of a gift by, or the death of, a Shareholder who is neither resident nor deemed to be resident in The Netherlands unless (i) such Shareholder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the Common Shares are or were attributable, or (ii) in the case of a gift of Common Shares by an individual who at the date of the gift was neither resident nor deemed to be resident in The Netherlands, such individual dies within 180 days after the date of the gift while being resident or deemed to be resident in The Netherlands.

U.S. FEDERAL INCOME TAXATION

     For purposes of this summary, a "U.S. Shareholder" is any Shareholder that is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States (or any State thereof, including the District of Columbia), or
(iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. A "Non-U.S. Shareholder" is any Shareholder that is not a U.S. Shareholder.

     TAXATION OF DIVIDENDS

     The gross amount (before reduction for withholding taxes) of a distribution with respect to the Common Shares will be a dividend to a U.S. Shareholder, taxable as ordinary income, to the extent of the Company's current or accumulated earnings or profits (as determined under U.S. federal income tax principles). Distributions paid by the Company in excess of current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Shareholder's adjusted tax basis in his or her Common Shares, and thereafter as a gain from the sale or exchange of a capital asset. These dividends are generally not eligible for the dividends-received deduction otherwise allowed to U.S. corporate shareholders on dividends from U.S. domestic corporations. The amount of any distribution paid in guilders will be equal to the U.S. dollar value of the guilders on the date of receipt, regardless of whether the U.S. Shareholder converts the payment into U.S. dollars. Gain or loss, if any, recognized by a U.S. Shareholder on the sale or disposition of guilders will be U.S. source ordinary income or loss. A U.S. Shareholder may elect annually either to deduct The Netherlands withholding tax (see "Netherlands Taxation") against its income or take the withholding taxes as a credit against its U.S. tax liability, subject to U.S. foreign tax credit limitation rules discussed above. Dividend income will be income from sources outside the United States for foreign tax credit limitation purposes. Dividend income generally will be either "passive" income or "financial services" income, depending on the particular U.S. Shareholder's circumstances.

     Payments of dividends on the Common Shares to a Non-U.S. Shareholder generally will not be subject to U.S. federal income tax unless such income is effectively connected with the conduct by such Non-U.S. Shareholder of a trade or business in the United States.

     DISPOSITIONS OF COMMON SHARES

     A U.S. Shareholder will recognize gain or loss for U.S. federal income tax purposes upon the sale or other disposition of Common Shares in an amount equal to the difference between the amount realized and the U.S. Shareholder's tax basis in the Common Shares. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Common Shares have been held (or deemed held) for more than one year.

     Gain realized by a Non-U.S. Shareholder upon the sale or other disposition of Common Shares generally will not be subject to U.S. federal income tax unless
(i) the gain is effectively connected with the conduct by such Non-U.S. Shareholder of a trade or business in the United States or (ii) the Shareholder is an individual who was present in the United States for at least 183 days in the taxable year for such sale, exchange or retirement and certain other conditions are met.

     PASSIVE FOREIGN INVESTMENT COMPANIES

     The Company may be classified as a "passive foreign investment company" ("PFIC") for United States federal income tax purposes if certain tests are met. The Company will be a PFIC with respect to a U.S. Shareholder if for any taxable year in which the U.S. Shareholder held the Company's Shares, either (i) 75% or more of the gross income of the Company for the taxable year is passive income; or (ii) the average value during the taxable year of its passive assets (i.e., assets that produce passive income or which are held for the production of passive income) is at least 50% of the average fair market value of all of the Company's assets for such year. Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets which would produce such income other than sales of inventory. For the purpose of the PFIC tests, if a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation, and as if it had received directly its proportionate share of the income of such other corporation. The effect of this special provision with respect to the Company and its direct and indirect ownership of its subsidiaries is that the Company, for purposes of the income and assets tests described above, will be treated as owning directly its proportionate share of the assets of the subsidiaries and of receiving directly its proportionate share of each of those companies' income, if any, so long as the Company owns, directly or indirectly, at least 25% by value of the particular company's stock. Active business income of the Company's subsidiaries will be treated as active business income of the Company, rather than as passive income.

     If the Company were to be classified as a PFIC, a U.S. Shareholder would be subject to various adverse U.S. tax consequences. Such adverse consequences include an interest charge on taxes deemed deferred by them on receipt of certain "excess" dividend distributions by the Company to the U.S. Shareholder and on realization of gain on disposition of any of the U.S. Shareholder's Company stock (all of which distributions and gains would be taxable as ordinary income at the highest marginal rate). However, the foregoing interest charge could be avoided if a U.S. Shareholder were to make a qualified electing fund ("QEF") election and the Company were to agree to comply with certain reporting requirements. If a QEF election were made, the U.S. Shareholder would be currently taxable on the U.S. Shareholder's pro rata share of the Company's ordinary earnings and profits and long-term capital gains for each year (at ordinary income or capital gains rates, respectively), even if no dividend distributions were received. Based on the nature of the Company's expected income and assets, management does not expect that the Company should be classified as a PFIC in the foreseeable future.

     FOREIGN PERSONAL HOLDING COMPANIES

     The Company or any of its non-U.S. subsidiaries may be classified as a "foreign personal holding company" ("FPHC") if in any taxable year five or fewer persons who are U.S. citizens or residents own (directly or constructively through certain attribution rules) more than 50% of the Company's stock (a "U.S. group") and more than 60% of the gross income of the Company or the subsidiary consists of passive income for purposes of the FPHC rules. Because substantially all of the Company's income is likely to consist of dividends from subsidiaries, which generally is passive income for purposes of the FPHC rules, it is likely to meet the income test. Similarly, if more than 60% of the gross income of a non-U.S. subsidiary of the Company were to consist of dividends, interest, royalties (other than active business computer software royalties) or other types of passive income, the subsidiary would meet the FPHC income test.

     If the Company or any of its subsidiaries is or becomes an FPHC, each U.S. Shareholder of the Company (including a U.S. corporation) who held stock in the Company on the last day of the taxable year of the Company, or, if earlier, the last day of its taxable year on which a U.S. group existed with respect to the

Company would be required to include in gross income as a dividend such shareholder's pro rata portion of the undistributed income of the Company or the subsidiary, even if no cash dividend were actually paid. In such case, if the Company were the FPHC, a U.S. Shareholder would be entitled to increase its tax basis in the shares of the Company by the amount of a deemed dividend from the Company. If a subsidiary of the Company were the FPHC, a U.S. Shareholder in the Company should be afforded similar relief, although the law is unclear as to the form of the relief.

     If either Jan Baan or J.G. Paul Baan were to become a U.S. citizen or resident, or marry a U.S. citizen or resident, a U.S. group might then exist based upon the shares considered owned by him (or such U.S. citizen or resident spouse). Moreover, if a member of either Jan or J.G. Paul Baan's family were to own one or more shares in the Company and become a U.S. citizen or resident, shares owned by such Baan brother could be considered owned by such family member so as to create a U.S. group. Although the Company believes that at the present time no U.S. group exists, the Company can give no assurances regarding future ownership of Company shares by members of the Baan family, or future changes in citizenship or residence of Baan family members which could result in the creation of a U.S. group and thus cause the Company to be treated as an FPHC. Moreover, the Company can give no assurance that it will have timely knowledge of the formation of a U.S. group. In this regard, the Company does not assume any obligation to make timely disclosure with respect to such status.

     If the Company becomes an FPHC, a U.S. person who acquires shares from a decedent would be denied the step-up of tax basis of such shares to fair market value or the decedent's basis.

     As noted above, certain U.S. tax consequences depend on the composition of the income of the Company and its subsidiaries. The tax law is not entirely clear as to the proper classification of all relevant types of income which the Company and its subsidiaries may realize. Accordingly, there can be no assurance that management's expectations described in the preceding section will be fulfilled.

     STATE AND LOCAL TAXES

     State and local treatment may differ from federal income tax treatment. Each U.S. Shareholder should seek tax advice with respect to applicable state and local taxes.

ITEM 8.  SELECTED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and Notes thereto and other financial information included elsewhere in this Form 20-F. The statement of operations data set forth below for the years ended December 31, 1994, 1995 and 1996 and the balance sheet data as of December 31, 1995 and 1996 have been derived from the audited Consolidated Financial Statements of the Company included elsewhere in this Form 20-F. The statement of operations data for the years ended December 31, 1992 and 1993 and the balance sheet data at December 31, 1993 have been derived from audited financial statements not included herein. The balance sheet data at December 31, 1992 has been derived from unaudited financial statements not included herein. The operating results for any period are not necessarily indicative of results for any future period.

                                                              YEAR ENDED DECEMBER 31,
                                                ---------------------------------------------------
                                                 1992      1993       1994       1995       1996
                                                -------   -------   --------   --------   ---------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues:
  License revenue.............................  $17,002   $23,277   $ 60,348   $112,966   $ 224,237
  Maintenance and service revenue.............   15,246    26,513     46,206     79,887     152,426
  Hardware and other revenue..................   14,562    13,636     16,370     23,357      11,295
                                                -------   --------  --------   --------    --------
          Total net revenues..................   46,810    63,426    122,924    216,210     387,958
                                                -------   --------  --------   --------    --------
Cost of revenues:
  Cost of license revenue.....................      890     1,489      3,032      5,699      13,074
  Cost of maintenance and service revenue.....   11,780    21,716     35,116     64,255     125,257
  Cost of hardware and other revenue..........   13,112    12,030     13,229     18,714       8,895
                                                -------   --------  --------   --------    --------
          Total cost of revenues..............   25,782    35,235     51,377     88,668     147,226
                                                -------   --------  --------   --------    --------
Gross profit..................................   21,028    28,191     71,547    127,542     240,732
                                                -------   --------  --------   --------    --------
Operating expenses:
  Sales and marketing.........................    8,015    19,724     41,770     57,052      99,932
  Research and development....................    3,679     4,851      7,987     18,718      42,136
  General and administrative..................    3,588     3,228     10,110     23,590      33,039
  Amortization of intangible assets...........       --     1,279      2,172      4,701       6,125
  Non-recurring operating expenses............       --     1,071      4,172         --          --
                                                -------   --------  --------   --------    --------
          Total operating expenses............   15,282    30,153     66,211    104,061     181,232
                                                -------   --------  --------   --------    --------
Income (loss) from operations.................    5,746    (1,962)     5,336     23,481      59,500
Net interest and other income (expense).......    3,944      (311)      (991)     1,687          63
                                                -------   --------  --------   --------    --------
Income (loss) before income taxes and minority
  interest....................................    9,690    (2,273)     4,345     25,168      59,563
Provision for income taxes....................    2,362       608      2,171      9,817      23,230
Minority interest in (earnings) losses of
  consolidated subsidiaries...................     (479)      752       (976)       (72)         --
                                                -------   --------  --------   --------    --------
Net income (loss).............................  $ 6,849   $(2,129)  $  1,198   $ 15,279   $  36,333
                                                =======   ========  ========   ========    ========
Net income (loss) per share(1)................  $  0.10   $ (0.03)  $   0.02   $   0.17   $    0.38
                                                =======   ========  ========   ========    ========
Shares used in per share calculation(1).......   67,510    75,470     79,388     89,044      94,707
                                                =======   ========  ========   ========    ========

                                                                   DECEMBER 31,
                                                ---------------------------------------------------
                                                 1992      1993       1994       1995       1996
                                                -------   -------   --------   --------   ---------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  marketable securities.......................  $ 2,076   $   404   $  6,885   $ 35,727   $ 201,898
Working capital...............................    6,880     2,577      5,286     71,740     260,507
Total assets..................................   29,947    47,273     77,587    186,621     440,692
Long-term debt, less current portion..........    5,055     4,682      2,005      1,714     176,223
Shareholders' equity..........................    8,906    14,794     27,811    114,120     156,007

---------------
(1) See Note 1 of Notes to Consolidated Financial Statements.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains trend analysis and other forward looking statements that are subject to risks and uncertainties. The Company's actual results could differ materially from those projected in the forward-looking statements discussed herein. Factors that could cause or contribute to such differences include but are not limited to, those set forth under "Risk Factors" and elsewhere in this Form 20-F.

OVERVIEW

     The Company's business was founded in 1978 to provide financial and administrative consulting services and, in 1981, undertook the objective of providing broadly applicable, enterprise-wide information systems that are readily adaptable to changing technologies and end-user needs. The Company commenced shipment of its first information systems in The Netherlands in 1982, and since that time has introduced several new generations of products and expanded its operations to encompass most major markets around the world. As a result of expansion in the market for open systems client/server-based ERP systems, greater market acceptance of the Company's products, and the Company's international expansion of its business, the Company's revenues have grown rapidly in recent years, increasing from $122.9 million in 1994 to $388.0 million in 1996.

     The Company realized an operating loss in 1993 and was only slightly profitable in 1994 before achieving a higher level of profitability in 1995 and 1996. The loss in 1993 and limited profitability in 1994, notwithstanding substantial revenue increases in each such year, primarily reflected expenses associated with a strategic effort by the Company to expand its international presence, particularly in North America, as well as certain non-recurring operating expenses. Results for 1994 reflected $14.8 million in software license revenues from one large contract with The Boeing Company. Absent such contract, the Company would not have been profitable in 1994.

     The Company's principal source of revenues consists of license fees and related services, including consulting, implementation, training and maintenance. In addition, in The Netherlands and certain other European markets, the Company has historically resold third party hardware on an original equipment manufacturer ("OEM") basis to meet the needs of customers in these markets for total system solutions. License revenues are derived from software licensing fees, and are recognized upon delivery if no significant vendor obligations remain, amounts are due within one year, and collection of the resulting receivable is deemed probable. Maintenance and service revenues are derived from maintenance support services, training and consulting. Maintenance revenues from customer maintenance fees for ongoing customer support and product updates are recognized ratably over the term of the maintenance, which is typically twelve months. Service revenues from training and consulting are recognized when the services are performed. Hardware revenues are derived from resales of third party hardware in connection with licenses of the Company's software, and are recognized upon installation and recognition of the related license revenue.

     In the last three years, the Company has experienced a significant increase in license revenue as a percentage of total net revenue. This has resulted from the Company's strategies to focus on core software development and distribution capabilities, to rely increasingly on third parties to provide the implementation and customization services required by the Company's end-user customers, and to de-emphasize the resale of third party hardware systems on an OEM basis. In addition, in 1994 the Company introduced Version 3.0 of its software product line, which expanded the multi-site, multinational, financial capabilities and other functionality. As a result, the Company has realized increased revenues from large individual licenses since 1994 from customers such as Advanced Micro Devices, Inc., The Boeing Company, Carrier, Levi Strauss Europe, Solectron, Northern Telecom Limited, Philips Medical Systems Nederland B.V., and Snap-on Incorporated. The Company expects that revenues from large individual licenses will continue to represent a large percentage of total net revenue.

     A significant portion of the Company's business is conducted in currencies other than the U.S. dollar (the currency in which its financial statements are stated), primarily the Dutch guilder and the German mark. The Company has historically recorded a majority of its expenses in guilders, especially research and development expenses, and a substantial majority of its revenues has been denominated in guilders, marks and, more recently, U.S. dollars. As a result, appreciation in the value of the guilder relative to the value of the U.S. dollars could adversely affect operating results. Foreign currency transaction gains and losses arising from normal business operations (for example, gains and losses arising from the change in foreign exchange rates between the dates of booking revenue and collecting the foreign currency receivable) are credited to or charged against earnings in the period incurred. As a result, fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause currency transaction gains and losses. In 1994, the Company incurred $1.9 million in foreign currency transaction losses. At the end of 1994, the Company reevaluated its currency management process, particularly in light of its significantly expanded North American operations, and has established programs to reduce its foreign currency exposure. In 1995 and 1996, the Company incurred a foreign currency net loss of $253,000 and of $170,000, respectively. Starting in the fourth quarter of 1995, the Company began using derivative financial instruments on a selected basis to help offset the effects of exchange rate changes on intracompany cash flow exposures denominated in foreign currencies. These exposures include firm trade accounts, royalties, service fees and loans. The Company continues to evaluate its currency management policies. Notwithstanding the measures the Company has adopted, due to the number of currencies involved, the constantly changing currency exposures and the substantial volatility of currency exchange rates, there can be no assurance that the Company will not continue to experience currency losses in the future, nor can the Company predict the effect of exchange rate fluctuations upon future operating results. See "Risk Factors -- International Operations and Currency Fluctuations."

ANNUAL RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated the percentage of total net revenues represented by certain items reflected in the Company's statements of operations:

                                                                     YEAR ENDED DECEMBER 31,
                                                                     ------------------------
                                                                     1994      1995      1996
                                                                     ----      ----      ----
    Net revenues...................................................   100%      100%      100%
    Cost of revenues...............................................    42        41        38
                                                                      ---       ---       ---
    Gross profit...................................................    58        59        62
                                                                      ---       ---       ---
    Operating expenses:
      Sales and marketing..........................................    34        26        26
      Research and development.....................................     6         9        11
      General and administrative...................................     8        11         9
      Amortization of intangible assets............................     2         2         1
      Non-recurring operating expenses.............................     3        --        --
                                                                      ---       ---       ---
              Total operating expenses.............................    53        48        47
                                                                      ---       ---       ---
    Income from operations.........................................     5        11        15
    Net interest and other income (expense)........................    (1)        1        --
                                                                      ---       ---       ---
    Income before income taxes and minority interest...............     4        12        15
    Provision for income taxes.....................................     2         5         6
    Minority interest in earnings of consolidated subsidiaries.....    (1)       --        --
                                                                      ---       ---       ---
    Net income.....................................................     1%        7%        9%
                                                                      ===       ===       ===

     Net Revenues. The following table sets forth, for the periods indicated, revenues by category and the percentage of total net revenues represented by each such category:

                                                        YEAR ENDED DECEMBER 31,
                                          ----------------------------------------------------
                                               1994               1995               1996
                                          --------------     --------------     --------------
                                              $       %          $       %          $       %
                                          ---------  ---     ---------  ---     ---------  ---
                                                            ($ IN THOUSANDS)
    Net revenues:
      License revenue...................  $  60,348   49%    $ 112,966   52%    $ 224,237   58%
      Maintenance and service revenue...     46,206   38        79,887   37       152,426   39
      Hardware and other revenue........     16,370   13        23,357   11        11,295    3
                                           --------  ---      --------  ---      --------  ---
              Total net revenues........  $ 122,924  100%    $ 216,210  100%    $ 387,958  100%
                                           ========  ===      ========  ===      ========  ===

     Total net revenues increased 79% ($171.7 million) to $388.0 million in 1996 from $216.2 million in 1995, and increased 76% in 1995 ($93.3 million) from $122.9 million in 1994, primarily due in each case to increased license revenues and associated maintenance and service revenues. License revenues increased 98% ($111.3 million) to $224.2 million in 1996 from $113.0 million in 1995, and increased 87% ($52.6 million) in 1995 from $60.3 million in 1994. License revenues also increased each year as a percentage of total net revenues. These increases in license revenues and in license revenue as a percentage of total net revenue resulted from both an increase in the number of software licenses and a higher average transaction size, and reflected the broader market trend toward client/server computing, acceptance of the Company's products, and expansion of the Company's operations, particularly in North America, Latin America and Asia Pacific. The Company's two largest software licenses in 1994 (The Boeing Company and Northern Telecom Limited) accounted for approximately 24% and 11%, respectively, of total license revenues in that year. No customer accounted for 10% or more of total license revenue in 1995 or 1996.

     The Company operates its business in three principal geographic regions, namely, EMEA (Europe, Middle East and Africa), North America (United States and Canada) and Rest of World (Asia Pacific and

Latin America). Total net revenues in the EMEA region increased 44% ($57.2 million) to $187.5 million in 1996 from $130.3 million in 1995 and increased 66% ($51.7 million) in 1995 from $78.6 million in 1994, representing 48%, 60% and 64% of total net revenues, respectively. Total net revenues in the North America region increased 135% ($84.6 million) to $147.3 million in 1996 from $62.7 million in 1995 and increased 66% ($25.0 million) in 1995 from $37.7 million in 1994, representing 38%, 29% and 31% of total net revenues, respectively. Finally, total net revenues in the Rest of World region increased 129% ($30.0 million) to $53.1 million in 1996 from $23.2 million in 1995 and increased 254% ($16.6 million) in 1995 from $6.5 million in 1994, representing 14%, 11% and 5% of total net revenues, respectively. The shift of the net revenue percentages from EMEA to other regions from year to year reflects the continued expansion in the U.S. and the Rest of World region.

     Within the EMEA region, a large proportion of the Company's total net revenues is derived from The Netherlands and Germany. In 1996, 1995 and 1994, net revenues from the Company's operations in The Netherlands were $82.6 million, $71.4 million and $50.2 million, respectively, and represented 21%, 33% and 41% of total net revenues, respectively, with export sales of less than 10% of total net revenues from sales to unaffiliated customers for those years. For the Company's German operations, total net revenues increased to $54.1 million in 1996 from $40.0 million in 1995 and $25.8 million in 1994, representing 14%, 18% and 21% of total net revenues, respectively.

     In 1994, the Company commenced establishment of a second headquarters facility in Menlo Park, California, established Baan Support Centers (BSC) in the United States and India, acquired the outstanding minority interests in the Company's Canadian and U.K. distributors and Canadian software developer, and established (directly or through acquisitions of distributors) a total of 18 new sales and service offices in a total of 10 countries. In 1995, the Company acquired the remaining minority interest in its German operations, selected assets and liabilities of its Japanese distributor and, beginning in the third quarter, consolidated the results of its South African distributor after its acquisition by a related party. In 1996, the Company acquired Berclain Group Inc., a Canadian provider of manufacturing synchronization and scheduling solutions, and Antalys, Inc., a U.S. provider of configuration management software. Both combinations were accounted for as a pooling of interests. (See
Note 12 of Notes to Consolidated Financial Statements.) The Company has particularly focused on expansion of its North American operations, commencing in 1993. In 1994, after a period of limited returns from such investments, the Company changed its U.S. senior management team and reorganized its U.S. and Canadian operations. These changes have contributed to significant growth in net revenues in North America. North American net revenues for the years ended 1996, 1995 and 1994 were $147.3 million, $62.7 million and $37.7 million, respectively. The Company's North American operations did not achieve profitability until the second half of 1994 because of costs associated with changing its U.S. senior management team and reorganizing U.S. operations in the first half of 1994. The number of employees in North America has grown from 180 at December 31, 1994 to 309 at December 31, 1995 and 637 at December 31, 1996. In addition, the Company's operating expenses (exclusive of general corporate expenses) in North America increased from $29.2 million in 1994 to $44.7 million in 1995 and $102.7 million in 1996. The Company expects that revenues in North America will continue to represent a substantial percentage of total revenues, although there can be no assurance that the Company will continue to achieve success in North American markets. The Company's operations are subject to risks inherent in international business activities, including risks related to currency fluctuations. See "Risk Factors -- International Operations and Currency Fluctuations" and Note 14 of Notes to Consolidated Financial Statements.

     Maintenance and service revenues increased 91% ($72.5 million) to $152.4 million in 1996 from $79.9 million in 1995, and increased 73% ($33.7 million) in 1995 from $46.2 million in 1994. These increases were primarily attributable to increased maintenance fees and services to a larger installed base of customers, which in turn was a result of the growth in product licenses. As a percentage of total net revenues, maintenance and service revenues were 39% in 1996, as compared to 37% in 1995, and 38% in 1994. Hardware and other revenues as a percentage of total net revenues were 3%, 11% and 13% for 1996, 1995 and 1994, respectively. Hardware and other revenues have decreased as a percentage of total net revenues as the Company continues to expand in international markets where customers require complete hardware and software installations less frequently. Further, the Company has sought to de-emphasize the resale of third party hardware on an OEM basis.

     GROSS PROFIT. The following table sets forth, for the periods indicated, gross profit and gross margin for each revenue category:

                                                       YEAR ENDED DECEMBER 31,
                                  ------------------------------------------------------------------
                                         1994                   1995                    1996
                                  ------------------     -------------------     -------------------
                                              % OF                    % OF                    % OF
                                            REVENUE                 REVENUE                 REVENUE
                                     $      CATEGORY         $      CATEGORY         $      CATEGORY
                                  --------  --------     ---------  --------     ---------  --------
                                                           ($ IN THOUSANDS)
    Gross profit:
      License...................  $ 57,316     95%       $ 107,267     95%       $ 211,163     94%
      Maintenance and service...    11,090     24           15,632     20           27,169     18
      Hardware and other........     3,141     19            4,643     20            2,400     21
                                   -------                --------                --------
              Total gross
                profit..........  $ 71,547     58        $ 127,542     59        $ 240,732     62
                                   =======                ========                ========

     The Company's gross profit as a percentage of total net revenues was 62% in 1996, as compared to 59% in 1995 and 58% in 1994. The increase in gross margin in 1996 compared to 1995 and 1994 primarily reflects the Company's strategy to increase license revenues as a percentage of total net revenues, to reduce the Company's emphasis on directly providing implementation services and to reduce the Company's focus on resale of third party hardware.

     Gross margin on license revenue remained relatively constant in 1996 as compared to 1995 and 1994. Cost of license revenues consists primarily of amortization of capitalized software, the cost of third party software, and the cost of media and freight. Amortization of capitalized software, included in cost of license revenue, amounted to $2.5 million, $2.1 million and $962,000 in 1996, 1995 and 1994, respectively.

     Gross margin on maintenance and service revenues decreased to 18% in 1996 from 20% in 1995 and 24% in 1994. The decrease in 1996 compared to 1995 and 1994 was primarily due to the Company's investment in its customer support capabilities and the increased use of subcontractors in 1996. The decrease in 1995 compared to 1994 was primarily due to the diversion of internal personnel to work on a nonbillable product upgrade program in the second half of 1995, resulting in increased use of higher cost, third party subcontractors for customer maintenance and service activities. This program was completed in the fourth quarter of 1995. Cost of maintenance and service revenues consists primarily of cost of product support, consulting and training, including associated software engineering services. The Company currently anticipates this margin to improve in the near future.

     Gross margin on hardware and other revenues increased to 21% in 1996 from 20% in 1995 and 19% in 1994. Cost of hardware and other revenue is a function of specific contracts. Cost of hardware and other revenues consist primarily of third party hardware configured and sold with the Company's licensed software.

     SALES AND MARKETING. The following table sets forth, for the periods indicated, sales and marketing expenses and such expenses as a percentage of total net revenues:

                                                             YEAR ENDED DECEMBER 31,
                                                -------------------------------------------------
                                                    1994              1995              1996
                                                -------------     -------------     -------------
                                                   $       %         $       %         $       %
                                                --------  ---     --------  ---     --------  ---
                                                                ($ IN THOUSANDS)
    Sales and marketing expenses..............  $ 41,770   34%    $ 57,052   26%    $ 99,932   26%

     The Company's sales and marketing expenses increased 75% ($42.9 million) to $99.9 million in 1996 from $57.1 million in 1995, and increased 37% ($15.3 million) in 1995 from $41.8 million in 1994, representing 26%, 26% and 34% of net revenues, respectively. These increases in absolute spending in sales and marketing activities reflect the Company's commitment to expand its international sales channels and the associated hiring of additional sales staff and sales support personnel in all geographic regions. Also, 1996 included charges of $8.3 million to bad debt expense to increase the general allowance for bad debt because of the substantial increase in accounts receivable during 1996. Sales and marketing as a percentage of total net revenues was 34% in 1994 compared to 26% in 1995 and 1996 reflecting the building of infrastructure in Germany, the United Kingdom and North America and the recognition of $1.9 million of foreign currency transaction losses in 1994. The Company expects that sales and marketing expenses will continue to grow in absolute dollars as the Company continues to expand its sales and distribution channels and customer support organization.

     RESEARCH AND DEVELOPMENT. The following table sets forth, for the periods indicated, research and development expenses and such expenses as a percentage of total net revenues:

                                                          YEAR ENDED DECEMBER 31,
                                              ------------------------------------------------
                                                  1994             1995              1996
                                              ------------     -------------     -------------
                                                 $      %         $       %         $       %
                                              -------  ---     --------  ---     --------  ---
                                                              ($ IN THOUSANDS)
    Research and development expenses.......  $ 7,987    6%    $ 18,718    9%    $ 42,136   11%

     Research and development expenses increased 125% ($23.4 million) to $42.1 million in 1996 from $18.7 million in 1995, and increased 134% in 1995 from $8.0 million in 1994. The increases in research and development expenses year over year reflect the Company's continuing investment in the development of new and enhanced products and new technologies, primarily consisting of the hiring of additional research and development personnel, as well as $2.5 million in expenses in 1995 relating to the Company's program to upgrade installations of Version 3.0 of the Company's product to Version 3.1 to consolidate corrections of software errors. This program was completed in the fourth quarter of 1995. As a percentage of total net revenues, research and development expenses increased to 11% in 1996 from 9% in 1995, and 6% in 1994, due to the Company's continued investment in development of new products and technologies as well as the version upgrade program referred to above. Research and development personnel totaled 622 people at December 31, 1996, as compared to 330 people at December 31, 1995 and 196 people at December 31, 1994. This staff is located primarily in The Netherlands, with a smaller number of research and development personnel in India, the United States and various other locations. Research and development personnel represented 26% of the Company's total employees at December 31, 1996, as compared to 22% and 21% at December 31, 1995 and 1994, respectively.

     Certain software development costs related to completion of internally developed products are capitalized in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for Software Costs." In 1996, 1995 and 1994, the Company capitalized 17%, 17% and 18%, respectively, of aggregate research and development expenditures. Aggregate research and development expenditures in such years, including both research and development expenses and capitalized software costs, were $50.9 million, $22.7 million and $9.7 million, respectively.

     The Company believes it is critical to the Company's future success to continue to develop new and enhanced products and technologies. Accordingly, the Company intends to continue to increase its research and development expenses significantly, and such expenses may increase as a percentage of total net revenues.

     GENERAL AND ADMINISTRATIVE. The following table sets forth, for the periods indicated, general and administrative expenses and such expenses as a percentage of total net revenues:

                                                              YEAR ENDED DECEMBER 31,
                                                 -------------------------------------------------
                                                     1994              1995              1996
                                                 -------------     -------------     -------------
                                                    $       %         $       %         $       %
                                                 --------  ---     --------  ---     --------  ---
                                                                 ($ IN THOUSANDS)
    General and administrative expenses........  $ 10,110    8%    $ 23,590   11%    $ 33,039    9%

     General and administrative expenses increased 40% ($9.4 million) to $33.0 million in 1996 from $23.6 million in 1995, and increased 133% ($13.5 million) in 1995 from $10.1 million in 1994. As a percentage of total net revenues, such expenses were 9% in 1996 compared to 11% in 1995 and 8% in 1994. The increases in general and administrative expenses in absolute dollars reflect the expansion of the Company's operations with the resulting increase of additional general and administrative personnel and infrastructure costs. Such costs included the hiring of certain key executives into finance and general corporate positions and the payroll and facilities costs incurred in establishing administrative and finance support personnel in multiple locations. General and administrative expenses decreased as a percentage of total net revenues in 1996 due principally to achieving certain economies of scale. The Company expects that general and administrative expenses will continue to increase in absolute dollars as the Company continues to enhance its finance staff and install additional internal systems to support the Company's recent growth in operations.

     AMORTIZATION OF INTANGIBLE ASSETS AND NON-RECURRING OPERATING EXPENSES. The following table sets forth, for the periods indicated, other operating expenses and such expenses as a percentage of total net revenues:

                                                               YEAR ENDED DECEMBER 31,
                                                  --------------------------------------------------
                                                      1994               1995               1996
                                                  ------------       ------------       ------------
                                                    $       %          $       %          $       %
                                                  ------   ---       ------   ---       ------   ---
                                                                   ($ IN THOUSANDS)
    Amortization of intangible assets...........  $2,172     2%      $4,701     2%      $6,125     2%
    Non-recurring operating expenses............   4,172     3           --    --           --    --

     Amortization of intangible assets of $6.1 million, $4.7 million and $2.2 million in 1996, 1995 and 1994, respectively, arose from the Company's acquisitions of certain international distributors and of a Canadian software development company during such periods. The higher amortizations in the more current periods reflects acquisitions made in prior periods. The Company expects that amortization of intangible assets associated with prior acquisitions will result in charges of approximately $6.4 million per year through 1998, with lesser charges in following years. See Notes 3 and 12 of Notes to Consolidated Financial Statements.

     Non-recurring operating expenses were $4.2 million in 1994, contributing significantly to the Company's limited profitability in 1994. There were no non-recurring operating expenses in 1995 or 1996. These expenses in 1994 consisted of $2.3 million in legal fees and provisions taken in connection with the Company's litigation with Computer Associates, $900,000 in severance costs associated with the reorganization of U.S. operations, a $500,000 provision for expected costs of terminating certain rights held by a distributor in the southeastern United States, and a charge of $486,000 for in-process research and development related to the acquisition of the remaining minority interest in the Company's Canadian software developer. The severance costs were settled in cash during the year and no liabilities associated with the reorganization of U.S. operations remained at December 31, 1994. At the date of the 1994 acquisition of the Canadian software company, the Company concluded that the in-process research and development had no alternative future use after taking into consideration the potential for usage of the software in different products, resale of the software and internal usage, and accordingly charged such amounts to the Company's operations.

     INCOME TAXES. The effective tax rate for the years ended December 31, 1996 and 1995 was 39%. The effective tax rate for the year ended December 31, 1994 was 50%. The effective rates for those years were higher than the statutory rate primarily due to operating profits in higher tax jurisdictions and the non-deductible status of goodwill amortization.

     At December 31, 1996, the Company had foreign net operating loss carryforwards of approximately $23.0 million. Approximately $12.0 million of these carryforwards have no expiration dates and the balance expire in the year 2000 or later. For financial accounting purposes, the benefit of these losses has been recorded as a reduction of the provision for Netherlands income taxes in 1996, 1995 and 1994.

     NET INTEREST AND OTHER INCOME. Interest income in 1996 and 1995 of $1.1 million and $1.4 million, respectively, was primarily a result of interest earned on the proceeds of the Company's initial public offering in May 1995. Interest expense of $1.1 million, $775,000 and $1.1 million in 1996, 1995 and 1994, respectively, related primarily to interest on working capital lines of credit and long term debt. See Note 5 of Notes to Consolidated Financial Statements.

     MINORITY INTEREST. Minority interest in earnings and losses of consolidated subsidiaries in 1995 and 1994 related to the Company's German and Canadian subsidiaries, and to a lesser extent, the Company's U.K. and

Dutch subsidiaries. The Company acquired the remaining interest in such Dutch, U.K. and Canadian subsidiaries in 1994 and the remaining interest in such German subsidiary in 1995.

QUARTERLY RESULTS OF OPERATIONS

     The Company typically experiences variability in its quarterly operating results due principally to seasonal year-end capital purchases by large corporate customers, which is common in the industry. As a result, license revenue in the first quarter of 1995 and 1996 was lower than license revenue in the fourth quarter of the prior year. The lower license revenue level was partially offset by the growth in lower-margined maintenance and service revenue in the first quarter of 1995 and more than offset by that growth in the first quarter of 1996. The Company expects this trend to continue in the first quarter of 1997.

     Historically, the first quarter of a fiscal year experiences a lower gross profit because of the effect of seasonal year-end capital purchases by large corporate customers in the prior quarter. The Company expects this trend to continue for the first quarter of 1997. Gross profit increased significantly in the fourth quarter of 1996 because license revenue increased significantly as a percentage of total net revenue to 64% compared to 57% in the prior quarter and because of improved margins for maintenance and service revenue in the fourth quarter. Sales and marketing expenses have remained relatively consistent at approximately 26% of total net revenues for the last eight quarters. Research and development expenses increased quarter to quarter throughout 1995 and 1996, except for the fourth quarter of 1995, as the Company continued to focus on development of new and enhanced products. In addition, the increase in research and development expenses in the second half of 1995 reflected $2.5 million of expenses related to the Company's non-billable program to upgrade installations of Version 3.0 of the Company's software product to Version 3.1. General and administrative expenses grew relatively consistently in 1995 and throughout 1996 as the Company continued to enhance its financial staff and to install systems to support the Company's growth.

     The Company's revenues in general, and in particular its license revenues, are relatively difficult to forecast and will continue to exhibit period-to-period fluctuations due to a number of reasons, including (i) the relatively long sales cycles for the Company's products, (ii) the size and timing of individual license transactions, (iii) the timing of the introduction of new products or product enhancements by the Company or its competitors, (iv) the potential for delay or deferral of customer implementations of the Company's software, (v) changes in customer budgets, and (vi) seasonality of technology purchases and other general economic conditions. Accordingly, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. See "Risk Factors -- Variability of Quarterly Operating Results" and Note 15 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1996, the Company had cash and cash equivalents and short-term marketable securities of $201.9 million and working capital of $260.5 million. In 1996, the Company's operating activities provided net cash of $21.7 million, primarily as a result of income before depreciation and amortization of intangibles more than offset the growth of accounts receivable. Accounts receivable net of allowance for doubtful accounts was $150.3 million at December 31, 1996 compared to $87.2 million at December 31, 1995. In December 1996, the Company entered into an agreement pursuant to which it sold $17,040,000 of its existing accounts receivable, subject to limited recourse. See Note 10 of Notes to Consolidated Financial Statements. Accounts receivable days' sales outstanding (the ratio of the quarter-end accounts receivable balance to quarterly revenues, multiplied by 90) was 109 days as of December 31, 1996, compared with 104 days as of December 31, 1995. The Company's allowance for doubtful accounts increased to $8.2 million at December 31, 1996 from $2.6 million at the end of 1995 because of the substantial increase in accounts receivable in 1996. While the Company believes that its allowance for doubtful accounts as of December 31, 1996 remains adequate, a significant portion of the Company's accounts receivable at such date are derived from sales of large licenses, often to new customers with which the Company does not have a payment history. Accordingly, there can be no assurances that the allowance will be adequate to cover any receivables which are later determined to be uncollectible, particularly if one or more large receivables becomes uncollectible.

     Investing activities used $11.2 million of cash in 1996. Property and equipment purchases of $21.3 million and an increase of $10.7 million in capitalized software development costs were only partially offset by net maturities of marketable securities of $19.7 million. In February 1997, the Company acquired a small German software company for approximately $2.0 million. As of March 21, 1997, with the exception of the additions of property and equipment, the Company had no significant capital commitments. The Company currently anticipates that additions to property and equipment in 1997 will be at similar levels to 1996.

     Financing activities provided cash of $175.8 million, primarily because of the issuance of $175 million of unsecured convertible subordinated notes due 2001. See Note 5 of Notes to Consolidated Financial Statements.

     The Company has a credit facility with ABN AMRO Bank in The Netherlands which allows the Company and its subsidiaries to borrow up to NLG 40 million (or $22.9 million, based on the exchange rate at December 31, 1996). In addition, certain of the Company's subsidiaries have additional bank credit agreements for relatively small amounts. As of December 31, 1996, the Company had short-term borrowings against all of its lines of credit of $1,769,000 with $899,000 of the borrowings presented as a reduction in cash as they effectively reduce the availability of cash to the Company from its Dutch bank. The weighted average interest rate on the short-term borrowings was 19.4% at December 31, 1996.

     Under the terms of the credit facility with ABN AMRO Bank, the Company, its Netherlands subsidiaries, and Baan USA, Inc. have pledged their accounts receivable as collateral for the credit facililty. Furthermore, these entities may not transfer title to any of their assets outside the normal course of business without the express written consent of the bank. See Note 5 of Notes to Consolidated Financial Statements.

     The Company believes that existing cash and cash equivalents and short-term marketable securities, cash generated by operations, and existing credit facilities, will be sufficient to meet the Company's working capital needs and currently planned capital expenditure requirements for the next twelve months. The Company may from time to time consider acquisitions of complementary businesses, products or technologies, which could require additional financing. Such acquisitions could include the acquisition of one or more distributors, but no such contemplated acquisition, if effected, is likely to be material to the Company's financial condition. In addition, continued growth in the Company's business may from time to time require additional capital. There can be no assurance that additional capital will be available to the Company if and when required, or that such additional capital will be available on acceptable terms.

FORWARD-LOOKING STATEMENTS

     This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Form 20-F contain forward-looking statements that are based on current expectations, estimates and projections about the industries in which the Company operates, management's beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performances and involve certain risks and uncertainties which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements in this Form 20-F report.

     Factors that could cause or contribute to such differences include but are not limited to those set forth under "Risk Factors". In addition, such statements could be affected by general industry and market conditions and growth rates, and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations.

                                  RISK FACTORS

     In addition to the other information contained and incorporated by reference in this Form 20-F, the following factors should be carefully considered in evaluating the Company and its business:

OPERATING HISTORY; LIMITED PROFITABILITY

     The Company has experienced substantial revenue growth in recent years, but its profitability, as a percentage of net revenues, has varied widely on a quarterly and annual basis. The Company was not profitable in 1993, and was only slightly profitable in 1994 due largely to recognition of $14.8 million in software license revenues from one large customer contract. Absent such contract, the Company would not have been profitable in 1994. Due to the Company's limited operating history on a significant international scale, the rate of growth of the Company's business and the variability of operating results in past periods, there can be no assurance that the Company's revenues will continue at the current level or will grow, or that the Company will be able to sustain profitability on a quarterly or annual basis. During 1996, the Company has experienced increases in accounts receivable as revenues have increased. Accounts receivable days sales outstanding (the ratio of the quarter-end accounts receivable balance to quarterly revenues, multiplied by 90) were 104 and 109 days as of December 31, 1995 and 1996, respectively. These increases in accounts receivable, together with increased investments by the Company in infrastructure and expansion of operations, have impacted cash flow from operations. Although the Company has in recent periods generated cash from operations, there can be no assurance that cash flow from operations in future periods will not be further impacted. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

VARIABILITY OF QUARTERLY OPERATING RESULTS

     The Company's net revenues and operating results can vary, sometimes substantially, from quarter to quarter. The Company's license revenues have in recent periods increased as a percentage of total net revenues. License revenues increased from 49% of total net revenues in 1994 to 52% and 58% of total net revenues in 1995 and 1996, respectively. The Company's revenues in general, and in particular its license revenues, are relatively difficult to forecast due to a number of reasons, including (i) the relatively long sales cycles for the Company's products, (ii) the size and timing of individual license transactions,
(iii) the timing of the introduction of new products or product enhancements by the Company or its competitors, (iv) the potential for delay or deferral of customer implementations of the Company's software, (v) changes in customer budgets, and (vi) seasonality of technology purchases and other general economic conditions. In the last three years, and particularly in its U.S. operations, the Company has made significant changes in its business focus, including greater emphasis on sales to larger customers. As a result, the Company has realized an increasingly high portion of total net revenues from individually large licenses which could contribute to greater quarterly variability. While the Company believes that its allowance for doubtful accounts as of December 31, 1996 remains adequate, a significant portion of the Company's accounts receivable at such date are derived from sales of large licenses, often to new customers with which the Company does not have a payment history. Accordingly, there can be no assurances that the allowance will be adequate to cover any receivables which are later determined to be uncollectible, particularly if one or more large receivables becomes uncollectible.

     The Company's software products generally are shipped as orders are received. As a result, license revenues in any quarter are substantially dependent on orders booked and shipped in that quarter. Because the Company's operating expenses are based on anticipated revenue levels and because a high percentage of the Company's expenses are relatively fixed, a delay in the recognition of revenue from a limited number of license transactions could cause significant variations in operating results from quarter to quarter and could result in losses. The Company plans to increase expenditures in order to fund continued build-up of international operations, greater levels of research and development, a larger direct sales and marketing staff, development of new distribution and resale channels, and broader customer support capability, although annual expenditures will depend upon ongoing results and evolving business needs. To the extent such expenses precede or are not subsequently followed by increased revenues, the Company's operating results would be materially adversely affected.

     The Company believes that fourth quarter revenues have historically been positively impacted by year-end capital purchases by larger corporate customers. This seasonality, which the Company believes is common in the computer software industry, is likely to increase as the Company focuses on larger corporate accounts, and typically result in first quarter revenues in any year being lower than revenues in the immediately preceding fourth quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NORTH AMERICAN OPERATIONS

     The Company commenced its investment program in North America in 1993 and has a limited number of operational installations of its products at customer sites in North America. Accordingly, the Company has only a limited number of reference customer sites in North America. Many of these customers continue to implement the Company's products, and some of these customers are in the early stage of implementation. If the Company were to experience significant implementation problems at these or other reference sites in North America (or elsewhere), it could significantly impact future sales and operating results in North America (and elsewhere). In addition, in order to support the anticipated growth of the Company's business in the North American market, the Company continues to incur significant costs to build corporate infrastructure ahead of anticipated revenues. This includes developing experienced resources, through both internal hiring and establishing relationships with third party implementation providers, that are necessary to support customer installations of Baan's software and provide other customer services. The number of employees in North America has grown from 168 at December 31, 1993 to 180, 309 and 637 at December 31, 1994, 1995 and 1996, respectively. In addition, the Company's operating expenses (exclusive of general corporate expenses) in North America have increased from $13.1 million for the year ended December 31, 1993 to $29.2 million, $44.7 million and $102.7 million for the years ended December 31, 1994, 1995 and 1996, respectively. As a result of this expansion, the Company must continue to implement and improve its operational and financial control systems and to expand, train and manage its employee base and relationships with third party implementation providers, in order to provide high-quality training, product implementation and other customer services. These factors have placed, and are expected to continue to place, a significant strain on the Company's management and operations. There can be no assurance that the Company's North American operations will be successful or that the Company will be able to manage effectively an increased level of operations in North America. Any lack of success in North American markets or inability to manage these activities effectively would have a material adverse effect on the Company's results of operations.

MANAGEMENT OF GROWTH

     The Company's business has grown rapidly in the last five years, with total net revenues increasing from $46.8 million in 1992 to $388.0 million in 1996. The growth of the Company's business and expansion of the Company's customer base has placed a significant strain on the Company's management and operations. The Company's recent expansion has resulted in substantial growth in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations, resulting in increased responsibility for both existing and new management personnel. The Company's ability to support the growth of its business will be substantially dependent upon having in place highly trained internal and third party resources to conduct pre-sales activity, product implementation, training and other customer support services. Accordingly, the Company's future operating results will depend on the ability of its officers and other key employees to continue to implement and improve its operational, customer support and financial control systems, to expand, train and manage its employee base and to work effectively with third party implementation providers. There can be no assurance that the Company will be able to manage its recent or any future expansion successfully, and any inability to do so would have a material adverse effect on the Company's results of operations. See "Management -- Directors and Executive Officers" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

CONVERTIBLE SUBORDINATED NOTES : LEVERAGE

     In December of 1996, the Company incurred $175 million of indebtedness with the sale of 4.5% convertible subordinated notes due 2001. That amount increased by an additional $25 million (for a total of $200 million convertible notes) when an over-allotment option was exercised in January of 1997. As a result of this additional indebtedness, the Company's principal and interest obligations increased substantially. The degree to which the Company is leveraged could materially adversely affect the Company's ability to obtain additional financing for working capital, acquisitions or other purposes and could make it more vulnerable to industry downturns and competitive pressures. The Company's ability to meet its debt service obligations will be dependent upon the Company's future performance, which will be subject to financial, business and other factors affecting the operations of the Company, many of which are beyond its control.

COMPETITION

     The information management application software market is highly competitive, is changing rapidly, and is significantly affected by new product introductions and other market activities of industry participants. The Company's products are targeted at the emerging market for open systems, client/server, Enterprise Resource Planning (ERP) software solutions, and the Company's current and prospective competitors offer a variety of products and solutions to address this market. The Company's primary competition comes from a large number of independent software vendors and other sources including SAP AG ("SAP"), Oracle Corporation ("Oracle"), System Software Associates, Inc. ("SSA"), and PeopleSoft, Inc. ("PeopleSoft"). In addition, the Company faces indirect competition from suppliers of custom-developed business application software that have focused mainly on proprietary mainframe and minicomputer-based systems with highly customized software, such as the systems consulting groups of major accounting firms and systems integrators. The Company also faces indirect competition from systems developed by the internal MIS departments of large organizations.

     Many of the Company's competitors have longer operating histories, significantly greater financial, technical, marketing and other resources than the Company, greater name recognition, and a larger installed base of customers. In addition, certain competitors, including SAP, Oracle and PeopleSoft, have well-established relationships with customers of the Company. Further, because the Company's products run on relational database management systems (RDBMS) and Oracle has the largest market share for RDBMS software, Oracle may have a competitive advantage in selling its application products to its RDBMS customer base. The Company may also face market resistance from the large installed base of legacy systems because of the reluctance of these customers to commit the time and effort necessary to convert to an open systems-based client/server software solution. Furthermore, as the client/server computing market develops, companies with significantly greater resources than the Company could attempt to increase their presence in this market by acquiring or forming strategic alliances with competitors of the Company.

     The Company relies on a number of systems consulting and systems integration firms for implementation and other customer support services, as well as recommendations of its products during the evaluation stage of the purchase process. Although the Company seeks to maintain close relationships with these third party implementation providers, many of these third parties have similar, and often more established, relationships with the Company's principal competitors. If the Company is unable to develop and retain effective, long-term relationships with these third parties, it would adversely affect the Company's competitive position. Further, there can be no assurance that these third parties, many of which have significantly greater financial, technical and marketing resources than the Company, will not market software products in competition with the Company in the future or will not otherwise reduce or discontinue their relationships with or support of the Company and its products.

     The Company believes that its success has been due in part to its focus on the client/server architecture of its software products. Certain of the Company's competitors currently offer products using client/server architecture, and the Company believes that many of its other competitors are actively developing client/ server-based products, including certain large, well-established software companies that have announced their intent to introduce client/server ERP products. As a result, competition (including price competition) is likely to increase substantially, which could result in price reductions and loss of market share. There can be no assurance that the Company will be able to compete successfully with existing or new competitors or that competition will not have a material adverse effect on the Company's business

RAPID TECHNOLOGICAL CHANGE AND NEW PRODUCTS

     The market for the Company's software products is characterized by rapid technological advances, evolving industry standards in computer hardware and software technology, changes in customer requirements, and frequent new product introductions and enhancements. The Company's future success will depend upon its ability to continue to enhance its current product line and to develop and introduce new products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. In particular, the Company must continue to anticipate and respond adequately to advances in RDBMS software and desktop computer operating systems such as Microsoft Windows and successor operating systems. There can be no assurance that the Company will be successful in developing and marketing, on a timely and cost-effective basis, fully functional product enhancements or new products that respond to technological advances by others, or that its new products will achieve market acceptance.

     Historically, the Company has issued significant new releases of its software products approximately every two years with interim releases on a more frequent basis. As a result of the complexities inherent in both the RDBMS and client/server environments and the broad functionality and performance demanded by customers for ERP products, major new product enhancements and new products can require long development and testing periods to achieve market acceptance. The Company has on occasion experienced delays in the scheduled introduction of new and enhanced products. In addition, software programs as complex as those offered by the Company may contain undetected errors or "bugs" when first introduced or as new versions are released that, despite testing by the Company, are discovered only after a product has been installed and used by customers. For example, Version 3.0 contained certain identified software errors which required correction in Version 3.1. There can be no assurance that the Company's most recent software release, BAAN IV, or future releases of the Company's products will not contain further software errors. Any such errors could impair the market acceptance of these products and adversely affect operating results. Problems encountered by customers installing and implementing new releases or with the performance of the Company's products could also have a material adverse effect on the Company's business and operating results. Customers have only recently commenced implementation of the BAAN IV version of the Company's software. If the Company were to experience delays in the introduction of new and enhanced products, or if customers were to experience significant problems with the implementation and installation of new releases or were to be dissatisfied with product functionality or performance, it could materially adversely affect the Company's business and operating results.

INTERNATIONAL OPERATIONS AND CURRENCY FLUCTUATIONS

     The Company's products are currently marketed in the United States, The Netherlands, Germany and 56 other countries. Sales in the United States, The Netherlands and Germany accounted for 34%, 21% and 14%, respectively, of the Company's net revenues in the year ended December 31, 1996. The Company's operations are subject to risks inherent in international business activities, including, in particular, general economic conditions in each country, overlap of different tax structures, management of an organization spread over various countries, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivable payment cycles in certain countries. Other risks associated with international operations include import and export licensing requirements, trade restrictions and changes in tariff and freight rates.

     A significant portion of the Company's business is conducted in currencies other than the U.S. dollar (the currency in which its financial statements are stated), primarily the Dutch guilder and the German mark. The Company has historically recorded a majority of its expenses in guilders, especially research and development expenses, and a substantial majority of its revenues has been denominated in guilders, marks and, more recently, U.S. dollars. As a result, appreciation in the value of the guilder relative to the value of the U.S. dollar could adversely affect operating results. Foreign currency transaction gains and losses arising from normal business operations are credited to or charged against earnings in the period incurred. As a result, fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause foreign currency transaction gains and losses. In 1994, the Company incurred $1.9 million in foreign currency transaction losses. At the end of 1994, the Company reevaluated its currency management process, and established programs to reduce its foreign currency exposure. In 1995, the Company incurred a foreign currency transaction net loss of $253,000. Starting in the fourth quarter of 1995, the Company has established controls regarding the use of derivative financial instruments, which it uses primarily to offset the effects of exchange rate changes on intracompany cash flow exposures denominated in foreign currencies. These exposures include firm trade accounts, royalties, service fees and loans. In the year ended December 31, 1996, the Company incurred a net foreign currency transaction loss of $170,000. The Company continues to evaluate its currency management policies. Notwithstanding the measures the Company has adopted, due to the number of currencies involved, the constantly changing currency exposures and the substantial volatility of currency exchange rates, there can be no assurance that the Company will not continue to experience currency losses in the future, nor can the Company predict the effect of exchange rate fluctuations upon future operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RELIANCE ON CERTAIN RELATIONSHIPS

     The Company relies on a number of consulting and systems integration firms to enhance its marketing, sales and customer support efforts, particularly with respect to implementation and support of its products as well as lead generation and assistance in the sales process. As the Company continues to implement its strategy of focusing on the licensing of its core software products, the Company will remain dependent upon third party implementation providers for product implementation, customization, customer support services and end user training. Many such firms have similar, and often more established, relationships with the Company's principal competitors. There can be no assurance that these third party implementation providers will provide the level and quality of service required to meet the needs of the Company's customers, that the Company will be able to maintain an effective, long term relationship with these third parties, or that these parties will continue to meet the needs of the Company's customers. If the Company is unable to develop and maintain effective, long-term relationships with these third parties, or if these parties fail to meet the needs of the Company's customers, the Company's business would be adversely affected. Although the Company has agreements with certain of these providers, these agreements are generally terminable by the third party providers at any time and do not impose specific obligations on the part of the third party providers. Further, there can be no assurance that these third party implementation providers, many of which have significantly greater financial, technical, personnel and marketing resources than the Company, will not market software products in competition with the Company in the future or will not otherwise reduce or discontinue their relationships with or support of the Company and its products.

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a significant extent upon a limited number of members of senior management of the Company and other key employees. The Company does not maintain key man life insurance on any personnel. The loss of the service of one or more key employees could have a material adverse effect on the Company. In addition, the Company believes that its future success will also depend in large part upon its ability to attract and retain highly skilled technical, management, sales and marketing personnel. Competition for such personnel in the computer software industry is intense. There can be no assurance that the Company will be successful in attracting and retaining such personnel, and the failure to attract and retain such personnel could have a material adverse effect on the Company's business.

ABILITY TO ENFORCE THE COMPANY'S INTELLECTUAL PROPERTY RIGHTS

     The Company relies on a combination of the protections provided under applicable copyright, trademark and trade secret laws, as well as on confidentiality procedures and licensing arrangements, to establish and protect its rights in its software. Despite the Company's efforts, it may be possible for unauthorized third parties to copy certain portions of the Company's products or to reverse engineer or obtain and use information that the Company regards as proprietary. In addition, the laws of certain countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States or The Netherlands. Accordingly, there can be no assurance that the Company will be able to protect its proprietary software against unauthorized third party copying or use, which could adversely affect the Company's competitive position.

     The Company, from time to time, receives notices from third parties claiming infringement by the Company's products of third party proprietary rights. There can be no assurance that legal action claiming patent or other intellectual property infringement will not be commenced against the Company, or that the Company would necessarily prevail in such litigation given the complex technical issues and inherent uncertainties in intellectual property litigation; and in the event a claim against the Company was successful and the Company could not obtain a license on acceptable terms or develop or license a substitute technology, the Company's business and operating results would be materially adversely affected. The Company expects that software products will increasingly be subject to such claims as the number of products and competitors in the Company's industry segment grows and the functionality of products overlap. Any such claim, with or without merit, could be time-consuming, result in costly litigation and require the Company to enter into royalty and licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable by the Company, or at all. In the event of a successful claim against the Company and the failure of the Company to develop or license a substitute technology, the Company's business and operating results would be materially adversely effected.

LEGAL PROCEEDINGS

     The Company is party to legal proceedings from time to time. There is no such proceeding currently pending which the Company believes is likely to have a material adverse effect upon the Company's business as a whole. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurances that any litigation which is now pending or which may arise in the future will not have such a material adverse effect.

CONTROL BY EXISTING SHAREHOLDERS

     Baan Investment B.V. owns approximately 43% of the Company's outstanding Common Shares. Jan Baan and J.G. Paul Baan, by virtue of their positions as managing directors of Baan Investment B.V. and the control they exercise over the entities that own and control the shares of Baan Investment B.V., effectively have the power to vote the Common Shares of the Company owned by Baan Investment B.V. Messrs. Baan and Baan will therefore also have the effective power to influence significantly the outcome of matters submitted for shareholder action, including the appointment of members of the Company's Management and Supervisory Boards and the approval of significant change in control transactions, and may be deemed to have control over the management and affairs of the Company. This significant equity interest in the Company may have the effect of making certain transactions more difficult absent the support of Jan Baan and J.G. Paul Baan, and may have the effect of delaying or preventing a change in control of the Company.

POSSIBLE VOLATILITY OF SHARE PRICE

     The market price of the Company's Common Shares has experienced significant fluctuations and may continue to fluctuate significantly. The market price of the Common Shares may be significantly affected by factors such as the announcement of new products or product enhancements by the Company or its competitors, technological innovation by the Company or its competitors, quarterly variations in the Company's results of operations, changes in earnings estimates by market analysts, and general market conditions or market conditions specific to particular industries. In particular, the stock prices for many companies in the technology and emerging growth sector have experienced wide fluctuations which have often been unrelated to the operating performance of such companies. Such fluctuations may adversely affect the market price of the Common Shares.

FOREIGN PERSONAL HOLDING COMPANY TAX RISK

     The Company or certain of its subsidiaries may in the future be characterized as a foreign personal holding company ("FPHC") if: (i) Jan Baan or J.G. Paul Baan or a member of either of their families were to become a U.S. resident or citizen, or to marry a U.S. resident or citizen and (ii) more than 60% of the gross income of the Company or a subsidiary were considered foreign personal holding company income. If such treatment were to occur, U.S. residents, citizens, corporations and other persons subject to U.S. taxation on the basis of net income who hold Common Shares would be required to include in their gross income as a dividend their pro rata portion of any undistributed income of the Company or a subsidiary so classified as a FPHC, even if no cash dividend were actually paid. Although neither the Company nor any subsidiary is currently a FPHC, the Company can give no assurances that changes in ownership of the shares currently held by Baan Investment B.V., or changes in ownership or residency of Jan Baan or J.G. Paul Baan or members of either of their families, will not cause the Company to be treated as a FPHC, nor is the Company undertaking any obligation to determine or disclose at any time in the future its status as a FPHC. See "Taxation -- United States Federal Income
Taxation -- Foreign Personal Holding Companies."

ENFORCEABILITY OF UNITED STATES JUDGMENTS AGAINST NETHERLANDS CORPORATIONS, DIRECTORS AND OFFICERS

     Judgments of United States courts, including judgments against the Company, its directors or its officers predicated on the civil liability provisions of the federal securities laws of the United States, are not directly enforceable in The Netherlands.

OTHER MATTERS RELATED TO DUTCH COMPANIES

     As a Netherlands "naamloze vennootschap" (N.V.), the Company is subject to certain requirements not generally applicable to corporations organized in United States jurisdictions. Among other things, the issuance of shares by the Company must be submitted for resolution of the general meeting of shareholders, except to the extent such authority to issue shares has been delegated by the general meeting of shareholders to another corporate body. The issuance of shares by the Company is generally subject to shareholder preemptive rights, except to the extent that such preemptive rights have been excluded or limited by the general meeting of shareholders (subject to a qualified majority of two-thirds of the votes if less than 50% of the outstanding share capital is present or represented) or, in case the authority to issue shares has been delegated to another corporate body that has also been empowered by the general meeting of shareholders to exclude or limit such preemptive rights, by such corporate body. In this regard, the general meeting of shareholders has authorized the Management Board of the Company, upon approval by the Supervisory Board, to issue any authorized and unissued shares of the Company at any time up to and including April 30, 2000, and has authorized the Management Board, upon approval by the Supervisory Board, to exclude or limit shareholder preemptive rights with respect to any issuance of such shares up to and including such date. Such authorizations may be renewed by the general meeting of shareholders from time to time, or by the Company's Articles of Association pursuant to an amendment to that effect, for up to five years at a time. This authorization would also permit the issuance of shares in an acquisition, provided that shareholder approval is required in connection with a statutory merger (except that, in certain limited circumstances, the board of management of a surviving company may resolve to legally merge the company). Shareholders do not have preemptive rights with respect to shares which are issued against payment other than in cash, shares which are issued to employees of the Company or of a group company or shares which are issued to someone exercising a previously acquired right to subscribe for shares. In addition, certain major corporate decisions are subject to prior approval or advice by the Works Council established at Baan Development B.V. and Baan Nederland B.V., two Dutch subsidiaries of the Company.

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT

     The Managing Directors, executive officers and Supervisory Directors of the Company, and their ages, are as follows:

             NAME                 AGE                     POSITION(S)
-------------------------------   ---    ----------------------------------------------
Jan Baan(1)(2).................   51     Managing Director, Chairman of the Board of
                                           Managing Directors and Chief Executive
                                           Officer
Amal M. Johnson(3).............   44     Managing Director, Executive Vice President,
                                           Baan Affiliates & Marketing
Tom C. Tinsley(4)..............   43     Managing Director, President and Chief
                                           Operating Officer
Konrad Bank....................   49     President Asia Pacific Operations
Kevin E. Calderwood............   36     President Americas Operations
John J. Cordio.................   36     Vice President Consulting, Americas Operations
Wim H. Heijting................   31     General Counsel and Secretary to the Board
Robert R. Lewis................   38     Chief Operating Officer, EMEA Operations
Gerrit J. van Munster..........   33     Vice President, Human Resources
Christine B. Pittman...........   43     Vice President Consulting
Laurens van der Tang...........   31     Executive Vice President, Research and
                                           Development
Otto M. van der Tang...........   28     Vice President Support
Karl-Heinz Voss................   48     Vice President EMEA Operations
Jan Westerhoud(4)..............   44     Chief Financial Officer
J.G. Paul Baan(1)..............   46     Supervisory Director
William O. Grabe(2)............   59     Supervisory Director
David C. Hodgson(2)(4).........   40     Supervisory Director
Graham J. Sharman..............   58     Supervisory Director
J.C. (Hans) Wortmann...........   46     Supervisory Director

---------------

(1) Jan Baan B.V. (a personal holding company of Jan Baan) and J.G. Paul Baan are Managing Director and Supervisory Director of the Company, respectively. Jan Baan B.V. has nominated Jan Baan to act on its behalf and perform its obligations on the Board. This structure has been used by Jan Baan for personal financial purposes. Jan Baan and J.G. Paul Baan are brothers.

(2) Member of Compensation Committee.

(3) Amal Johnson has been named Managing Director, pending her appointment to such position at the next general meeting of shareholders as required by Netherlands law.

(4) Member of Audit Committee.

     Jan Baan founded the Company's business in May 1978 and has been its Chairman and Chief Executive Officer since the Company's inception.

     Amal M. Johnson joined the Company as President of Baan U.S.A., Inc., a subsidiary of the Company, in October 1994. In February 1995, Ms. Johnson was additionally named Vice President, Americas Operations of the Company and in January 1996 was promoted to Executive Vice President, Americas Operations. In January 1997, Ms. Johnson was appointed as Executive Vice President, Baan Affiliates & Marketing and acting Managing Director, pending approval of such appointment at the next general meeting of shareholders as required by Netherlands law. In her current capacity, Ms. Johnson is responsible for all strategic partnering and acquisitions and for their operations after the acquisition, as well as managing the indirect channel and other business issues. Ms. Johnson was President of ASK Computer Systems, a division of The ASK Group, Inc., a provider of ERP systems, from August 1993 to June 1994. From February 1977 to June 1993, Ms. Johnson held a number of management positions at IBM, most recently as Trading Area General Manager.

     Tom C. Tinsley joined the Company in November 1995 as Managing Director, President and Chief Operating Officer. Mr. Tinsley previously was a managing director of McKinsey & Co., a management consulting firm, where he had been employed for eighteen years and most recently headed the firm's global information technology practice. While with McKinsey & Co., Mr. Tinsley served key clients in the electronics and information technology sectors in the United States, Scandinavia and The Netherlands. Mr. Tinsley holds a Bachelors of Arts degree in Government and Theology from the University of Notre Dame in South Bend, Indiana, and a M.B.A. from Stanford University.

     Konrad Bank, together with Mr. Voss, formed in 1981 the predecessor to the Company's German subsidiary. Mr. Bank served as Managing Director of that entity since its inception and was responsible for its operations. This German entity became a distributor of Baan software in 1989 and was acquired by the Company in part in 1993 and in its entirety in 1995. In January 1996, Mr. Bank was named Vice President, Southeast Europe and latter that year became co-President of EMEA Operations along with Mr. Voss. In January 1997, Mr. Bank was named President of Asia Pacific Operations and in that capacity is responsible for the Company's operations in the Asia Pacific region.

     Kevin Calderwood joined the Company in August 1993 and held several sales positions in its North American operations. Most recently, in January 1997, he became the Company's President of Americas Operations with responsibility for operations in North, Central and South America. Before joining the Company, Mr. Calderwood was Vice President of Sales & Marketing for PRC McLean, a systems integration company, from April 1992 to July 1993. From May 1988 to April 1992, Mr. Calderwood held several sales positions with Oracle Corporation, most recently as a Regional Sales Manager.

     John Cordio joined the Company in October of 1996 as regional Vice President of Consulting for the Americas. In his position, Mr. Cordio is responsible for the Company's service organization in North, Central and South America. Prior to joining the Company, Mr. Cordio had eight years experience as a consultant from September 1988 to September 1996 with Ernst & Young LLP, most recently as a partner. Mr. Cordio is a Certified Public Accountant and holds an MBA and BBA from the University of Wisconsin-Madison.

     Wim H. Heijting joined Baan International B.V. in October 1990 as Account Manager, India. In September 1991, Mr. Heijting was appointed Secretary to the Baan International B.V. Board of Directors and in April 1992 became General Counsel. In January 1995, Mr. Heijting was promoted to Secretary to the Board of Directors and General Counsel of the Company. Mr. Heijting holds a masters degree in Business Law from Leiden University.

     Robert Lewis joined the Company in July 1996 as Senior Vice President of Global Channel Sales. In January 1997, Mr. Lewis became Chief Operating Officer of EMEA Operations, who with Mr. Voss, has responsibility for operations in Europe, the Middle East and Africa. Prior to joining the Company, Mr. Lewis was General Manager of System Software Associates, Inc. (SSA) from June 1995 to June 1996. From June 1992 to June 1995, Mr. Lewis founded and was Chairman and President of Exigent Computer Group, a sytems integration and distribution services company. From June 1989 to September 1992, Mr. Lewis was with Software Alternative, most recently as a branch manager.

     Gerrit van Munster joined the Company in January 1988 as a Project Manager and was promoted to Manager of Personnel and Organization in June 1989. In January 1994, Mr. van Munster became Human Resource Manager of the Company's operations in Europe. Mr. van Munster was promoted to Director, Human Resources in June 1994 and Vice President, Human Resources in January 1996, and is responsible for overseeing the Company's personnel resources. He holds a bachelor degree from the Higher Nautical School in Delfzijl.

     Christine Pittman joined the Company in January 1996 as Vice President of Consulting. In her position, Ms. Pittman is responsible for the Company's consulting services world-wide. Ms. Pittman was formerly from Legent, from December 1992 to November 1995, where most recently she served as Senior VP of Technology Services. From October 1982 to December 1992, Ms. Pittman was with GE Information Services, most recently as General Manager of its Electronic Commerce Division.

     Laurens van der Tang joined the Company in June 1986. After having held various positions in Implementation and Consultancy, in October 1990 he became responsible for Product Development, and in January 1992 he was named Vice President, Product Development. In January 1995, he was promoted to Vice President, Research of the Company and, in March 1997, to Executive Vice President, Research and Development. In his current capacity, Mr. van der Tang is responsible for the management and strategy of the Company's product research and development groups. Laurens van der Tang is the brother of Otto van der Tang.

     Otto M. van der Tang joined Baan International B.V. in July 1990 as an Export Account Manager. He was promoted to Manager, International Sales and Support in June 1992, to Manager, Channels and Alliances in August 1993, and to Vice President, Services in August 1995, then Vice President of Support in January 1996. Mr. van der Tang's current responsibilities include overseeing the Company's worldwide support organization. Mr. van der Tang holds a Masters degree in Business Economics from the University of Rotterdam. Otto van der Tang is the brother of Laurens van der Tang.

     Karl-Heinz Voss, together with Konrad Bank, formed in 1981 the predecessor to the Company's German subsidiary. Mr. Voss served as Managing Director of that entity since its inception and was responsible for its operations. This German entity became a distributor of Baan software in 1989 and was acquired by the Company in part in 1993 and in its entirety in 1995. In January 1996, Mr. Voss was named Vice President, Central Europe. Later that year, Mr. Voss became co-President of EMEA Operations along with Mr. Bank and then the region's sole President in January 1997. In this latest capacity, Mr. Voss is responsible for the Company's operations in Europe, the Middle East and Africa.

     Jan Westerhoud joined the Company in October 1995 as Vice President, Controller and was promoted to Chief Financial Officer in February of 1996. Mr. Westerhoud is responsible for the financial organization and management of the Company. Mr. Westerhoud's responsibilities include treasury, taxes and management information systems. Prior to joining the Company, Mr. Westerhoud was a partner of Moret Ernst & Young Accountants, the Company's independent auditors, since 1989. Mr. Westerhoud is a qualified public auditor ("RA") in The Netherlands. He holds a degree in accounting from Nivra University.

     J.G. Paul Baan joined the Company's business in January 1982 and was named Managing Director of the Company's Netherlands operating subsidiary in January 1986. In January 1994 he was named Chief Operating Officer, in January 1995 he was appointed Vice Chairman and Managing Director and in October 1995 he was appointed President. In April, 1996, Mr. Baan resigned as Vice Chairman, Managing Director and President of the Company and was appointed Chairman of the Board of Supervisory Directors of the Company and President of Baan Investment B.V. J.G. Paul Baan is the brother of Jan Baan.

     William O. Grabe became a Supervisory Director of the Company in May 1995 and served as Chairman of the Board of Supervisory Directors until April 1995. Mr. Grabe is a Managing Member of General Atlantic Partners, LLC and has been affiliated with General Atlantic Partners, LLC since April 1992. From 1984 until March 1992, Mr. Grabe was a Corporate Vice President at IBM. Mr. Grabe is also a director of Integrated Systems Solutions Corp., a wholly-owned subsidiary of IBM; Gartner Group, Inc., a provider of information technology research and analysis; Centura Corporation, a client/server software company; the Coda Group plc, a financial applications software company; Marcam Corporation, a process manufacturing application software company; and several other companies in the computer software and services industry, including companies in which General Atlantic Partners, LLC or one of its affiliates is an investor.

     David C. Hodgson became a Supervisory Director of the Company in May 1995. Mr. Hodgson has been a Managing Member of General Atlantic Partners, LLC, New York, New York, since its formation in 1989. Mr. Hodgson also serves as a director of Walker Interactive, a financial applications software company, and several other companies in the computer software and services industry, including companies in which General Atlantic Partners, LLC or one of its affiliates is an investor.

     Graham J. Sharman became a Supervisory Director of the Company in May 1995. Mr. Sharman has been a director of McKinsey & Co. since 1984, and since July 1994 has been Professor of International Distribution Logistics at the Technical University of Eindhoven in The Netherlands.

     J.C. (Hans) Wortmann became a Supervisory Director of the Company in May 1995. Since 1989, Mr. Wortmann has been a Professor at the School of Technology Management of the Technical University of Eindhoven in The Netherlands. Mr. Wortmann is a member of the Board of Directors of the Foundation of Mental Health, Eindhoven.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate amount of cash compensation of all Managing Directors, Supervisory Directors and executive officers of the Company or a group (19 persons) paid or accrued for services in all capabilities for the year ended December 31, 1996 was approximately $3,200,000.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     1993 Stock Plan. The 1993 Stock Plan was initially adopted by the Management Board and approved by the shareholders of Baan Holding B.V. as of December 1993, and subsequent amendments increased the aggregate number of shares reserved for issuance thereunder to 16,000,000. The 1993 Stock Plan will terminate in December 2003 unless terminated earlier by the Management Board upon the authority of the Supervisory Board. The 1993 Stock Plan provides for grants of options to employees and consultants (including officers and directors) of the Company and its affiliates. The 1993 Stock Plan may be administered by the Management Board or Supervisory Board of the Company, or both, or by a committee appointed by either or both such Boards in a manner that satisfies the legal requirements relating to the administration of stock plans under all applicable laws (the "Administrator"). The 1993 Stock Plan is currently administered by the Management Board of the Company.

     The 1993 Stock Plan includes appendices setting forth specific provisions providing for the grant of options to employees in certain countries to address certain securities and tax laws in such respective countries. Appendix A of the 1993 Stock Plan sets forth provisions governing options intended to qualify as incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the "Code").

     The exercise price of options granted under the 1993 Stock Plan is determined by the Administrator. With respect to incentive stock options granted under the 1993 Stock Plan, the exercise price must be at least equal to the fair market value per share of the Common Shares on the date of grant, and the exercise price of any incentive stock option granted to a participant who owns more than 10% of the voting power of all classes of the Company's outstanding share capital must be equal to at least 110% of fair market value of the Common Stock on the date of grant. In addition, pursuant to Netherlands tax law, the exercise prices of options granted under the 1993 Stock Plan through January 1995, as established by the Management Board, has been reviewed and agreed upon by The Netherlands national tax authorities as reflecting the fair market value of the Common Shares on the date of grant.

     The maximum term of an option granted under the 1993 Stock Plan may not exceed ten years from the date of grant (five years in the case of a participant who owns more than 10% of the voting power of all classes of the Company's outstanding share capital). In the event of termination of an optionee's employment or consulting arrangement, options may only be exercised, to the extent vested as of the date of termination, for a period not to exceed 90 days (12 months, in the case of termination as a result of death or disability) following the date of termination, but in no event later than the expiration date of each option as set forth in the optionee's option agreement. Options may not be sold or transferred other than by will or the laws of descent and distribution, and may be exercised during the life of the optionee only by the optionee.

     Options outstanding under the 1993 Stock Plan generally vest and become exercisable, assuming continued service as an employee or consultant, for non-Dutch employees at the rate of 20% of the shares subject to an option on the first anniversary of the commencement of vesting date and 1/60th of the shares each month thereafter, and for Dutch employees at a rate of 1/60th of the shares each month following the commencement of vesting date, such that in each case all shares under an option vest in full five years from the commencement of the vesting date assuming continued service as an employee or consultant. Options outstanding under the 1993 Stock Plan generally have a term of ten years.

     In the event of a merger of the Company with or into another corporation, all outstanding options may be assumed or equivalent options substituted by the successor corporation or its parent or subsidiary. In the absence of such assumption or substitution, to the extent not exercised, all options shall terminate as of the closing of the merger.

     As of December 31, 1996, the Company's directors and executive officers (22 persons) had outstanding options to purchase an aggregate of approximately 5,000,000 Common Shares. As of December 31, 1996, under both the 1995 Directors Option Plan and the 1993 Stock Plan, options to purchase an aggregate 9,474,000 Common Shares were outstanding and 2,965,000 shares remained available for future grants. See Note 6 of Notes to Consolidated Financial Statements.

     1995 Director Option Plan. The Company has reserved an aggregate of 800,000 Common Shares for issuance under its 1995 Director Option Plan (the "Director Plan"). The Director Plan was adopted by the Managing Directors and approved by the shareholders of Baan Holding B.V. in March 1995. The Director Plan provides for automatic and nondiscretionary grants of nonstatutory stock options to Supervisory Directors of the Company. Each person who becomes a Supervisory Director after July 1, 1995 (other than individuals who immediately prior thereto served as a Managing Director of the Company) shall automatically be granted an option to purchase 64,000 Common Shares of the Company ("First Option"). In addition, each Supervisory Director shall automatically be granted an option to purchase 16,000 Common Shares (a "Subsequent Option") on January 1 of each year, provided that on such date he or she has served on the Board for at least six months. The exercise price of options granted to Supervisory Directors will be 100% of the fair market value of the Common Shares on the date of grant. First Options under the Director Plan vest at the rate of 25% of the shares subject thereto on each anniversary of the date of grant, assuming continuous status as a director. Subsequent Options vest in full four years from the date of grant, again assuming continuous status as a director. All options granted under the Director Plan will have a term of ten years. In the event of any merger, sale of assets or other transaction involving a change in control of the Company, all options outstanding under the Director Plan will become exercisable in full, and the option will be assumed or an equivalent option substituted by the successor corporation or its parent or subsidiary. Options for a total of 64,000 shares have been granted as of March 21, 1997 under the Director Plan. The Director Plan will expire in the year 2005.

     1995 Employee Stock Purchase Plan. The Company has reserved an aggregate of 2,000,000 Common Shares for issuance under its 1995 Employee Stock Purchase Plan for U.S. Employees (the "U.S. ESPP") and 1995 Employee Stock Purchase Plan of non-U.S. Employees (the "Non-U.S. ESPP"). The U.S. ESPP and the Non-U.S. ESPP were adopted by the directors and approved by the shareholders in February 1995. The U.S. ESPP is intended to qualify under Section 423 of the Code and permits eligible U.S. employees of the Company to purchase Common Shares through payroll deductions of up to 10% of their compensation provided that no more than an aggregate of 400,000 shares may be issued in any offering period and no employee may purchase more than $25,000 worth of stock in any calendar year. The U.S. ESPP has been implemented with six-month offering periods, provided that the first such period commenced on May 19, 1995, the date of the Company's initial public offering, and ended on October 31, 1995. The price of Common Shares purchased under the U.S. ESPP will be 85% of the lower of the fair market value of the Common Shares on the first or last day of each offering period. The U.S. ESPP will expire in the year 2005.

     As of March 21, 1997, the Company has issued an aggregate of approximately 572,000 Common Shares under the U.S. ESPP and the Non-U.S. ESPP and has approximately 1,428,000 shares remaining for issuance under these plans.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     In November 1994, Jan Baan and J.G. Paul Baan, each an officer and (each through a respective personal holding company) a Managing Director of the Company, established a foundation under Netherlands law named Oikonomos (the "Foundation"), to carry out charitable activities throughout the world. In establishing the Foundation, Jan Baan and J.G. Paul Baan desired to transfer the economic value of their indirect (through Baan Barneveld Beheer B.V.) share interests in the Company to the Foundation while retaining effective voting control over such shares. In order to accomplish this, Messrs. Baan and Baan established or caused to be established the Foundation, a company called Baan Investment B.V. ("Baan Investment") and a share administration foundation called Stichting Administratie Kantoor Baan Investment (the "Share Administration Foundation"). Jan Baan and J.G. Paul Baan are the managing directors of Baan Investment and the directors of the Share Administration Foundation. Messrs. Baan and Baan transferred all of the shares in the Company from Baan Barneveld Beheer B.V. ("BBB"), a company beneficially owned and controlled by them, to Baan Investment. All of the shares of Baan Investment are held by the Share Administration Foundation, which therefore has the right to vote all the shares of Baan Investment. In exchange for the acquisition of shares in Baan Investment by the Share Administration Foundation, the Share Administration Foundation transferred to the Foundation depositary receipts representing the economic interest in the shares of Baan Investment. Jan Baan and J.G. Paul Baan, as managing directors of Baan Investment and directors of the Share Administration Foundation, effectively retain voting control of these shares of the Company, which constitutes approximately 43% of the Company's outstanding Common Shares. The ability of Baan Investment to transfer the shares of the Company is subject to certain approval rights of BBB.

     In exchange for the transfer of the shares to Baan Investment, BBB received a note in the aggregate amount of NLG 50 million. This note bears interest at a rate of 10% per year. An aggregate of approximately NLG 23.3 million principal amount of the note was repaid out of the proceeds of Common Shares sold by Baan Investment pursuant to the Company's initial public offering, and the remainder of the principal amount of the note was repaid out of the proceeds of the Common Shares sold by Baan Investment in the Company's 1996 follow-on public offering.

     The Company has entered into management agreements with Jan Baan B.V. (a personal holding company of Jan Baan) and Paul Baan B.V. (a personal holding company of J.G. Paul Baan). These management agreements each provided for an initial one year term, with automatic renewal for subsequent one year terms. Jan Baan B.V. has designated Jan Baan as its nominee to perform the obligations of Jan Baan B.V. as Managing Director of the Company, and Paul Baan B.V. has designated J.G. Paul Baan as its Managing Director. The management agreement with Paul Baan B.V. was terminated in April, 1996. In addition, the Company has entered into a management agreement with Tom Tinsley that provides for a salary at an initial rate of $400,000 per year, a target bonus each year equal to 50% of gross salary, and the grant of an option to purchase 960,000 Common Shares at a price of $17.905 per share, with a portion vested immediately and the balance vesting over 48 months. Mr. Tinsley's agreement also provides for a severance payment, in the event of his termination by the Company without cause, equal to six months of gross salary plus a six-month pro rata portion of any bonus to which he would be entitled. In addition, Mr. Tinsley's options will continue to vest for six months following the date of termination.

     The Company has entered into indemnification agreements with its directors and officers.

     During 1996, the Company entered into license distribution agreements with BBS Holdings B.V. (BBS), a partially owned subsidiary of the Company's principal shareholder. The distribution agreements allow BBS to sell the Company's software to small and medium sized enterprises around the world. During the year ended December 31, 1996, the Company recognized revenues of approximately $14.5 million from BBS.

     The Company believes that all related-party transactions entered into with the Company were on terms no less favorable to the Company than would be obtained from unrelated third parties. Any future transactions between the Company and its executive officers, directors and affiliates will be on terms no less favorable to the Company than can be obtained from unaffiliated third parties, and any material transactions with such persons will be approved by a majority of the members of the Company's Supervisory Board.

                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not applicable.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

     Not applicable.

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES

     Not applicable.

                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

     See pages 49-67 incorporated herein by reference.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

     (A) FINANCIAL STATEMENTS

                                                                                    PAGE
                                                                                    ----
    Audited Annual Financial Statements:
      Report of Moret Ernst & Young Accountants, Independent Auditors.............   48
      Consolidated Balance Sheets.................................................   49
      Consolidated Statements of Operations.......................................   50
      Consolidated Statements of Shareholders' Equity.............................   51
      Consolidated Statements of Cash Flows.......................................   52
      Notes to Consolidated Financial Statements..................................   53

     (B) EXHIBITS

1.1    English translation of Articles of Association of the Company lodged with the Chamber of Commerce and Industry for Arnhem, The Netherlands*
2.1    Indenture, dated as of December 15, 1996, between the Company and Marine Midland Bank, as Trustee, relating to the 4.5% Convertible Subordinated Notes***
2.2    Form of Notes included in Exhibit 2.1.***
3.1    Form of Indemnification Agreement between the Company and directors and officers*
3.2    1993 Stock Plan, as amended on May 1, 1995, and form of Option Agreement thereunder*
3.3    1995 Director Option Plan*
3.4    1995 Employee Stock Purchase Plan for U.S. Employees*
3.5    1995 Employee Stock Purchase Plan for Non-U.S. Employees*
3.6    Management Agreement between the Company and Jan Baan B.V., together with form of
       Agreement among the Company, Jan Baan B.V. and Jan Baan*
3.7    Management Agreement between the Company and Paul Baan B.V., together with form of
       Agreement among the Company, Paul Baan B.V. and J.G. Paul Baan*
3.8    Employment Agreement dated as of January 1, 1994 between the Company and Ernst
       Jilderda, in Dutch, with summary in English*

3.9    Agreement dated as of August 3, 1994 between the Company and Boeing*+
3.11   Employment Agreement between the Company and M.R. Rangaswami*
3.12   Share Purchase Agreement between the Company, Baan U.S.A. Inc., 173461 Canada Inc.,
       Neil Hindle, Patrick Lavoie and Baan Process Inc. dated as of May 12, 1995*
3.13   Agreement dated May 15, 1995 between the Company and Baan Deutschland GmbH regarding the Company's acquisition of Baan Deutschland GmbH*
3.14   Employment Agreement between the Company and Tom Tinsley**
3.15   Settlement Agreement and Mutual Release between the Company and David C. Cairns**
3.19   Employment Agreement dated as of September 29, 1994 between the Company and Amal
       Johnson*
A.1    Subsidiaries of the Company
A.2    Consent of Moret Ernst & Young Accountants, Independent Auditors
A.3    Statement Regarding Computation of Per Share Earnings

---------------
  * Incorporated by reference to the Registration Statement (Registration Statement No. 33-91598) on Form F-1 effective on May 19, 1995

 ** Incorporated by reference to the Registration Statement (Registration
    Statement No. 333-00800) on Form F-1 effective on March 1, 1996

*** Incorporated by reference to the Registration Statement (Registration
    Statement No. 333-24201) on Form F-3 filed on March 31, 1997

  + Confidential treatment granted.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Baan Company N.V.

     We have audited the accompanying consolidated balance sheets of Baan Company N.V. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baan Company N.V. and subsidiaries at December 31, 1995 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with accounting principles generally accepted in the United States.

                                          MORET ERNST & YOUNG ACCOUNTANTS

Utrecht, The Netherlands
January 24, 1997

                               BAAN COMPANY N.V.

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1995         1996
                                                                         --------     --------
                                            ASSETS
Current assets:
  Cash and cash equivalents............................................  $ 12,165     $198,031
  Marketable securities................................................    23,562        3,867
  Accounts receivable, net of allowance for doubtful accounts of $2,629
     in 1995 and $8,187 in 1996........................................    87,226      150,337
  Other current assets.................................................     8,114       11,814
                                                                         --------     --------
          Total current assets.........................................   131,067      364,049
Property and equipment, at cost........................................    35,388       49,535
Less accumulated depreciation and amortization.........................   (13,990)     (20,252)
                                                                         --------     --------
Net property and equipment.............................................    21,398       29,283
Software development costs net of accumulated amortization of $4,698 in
  1995 and $8,159 in 1996..............................................     6,983       16,147
Intangible assets, net of accumulated amortization of $7,564 in 1995
  and $13,025 in 1996..................................................    26,524       24,269
Other non current assets...............................................       649        6,944
                                                                         --------     --------
          Total assets.................................................  $186,621     $440,692
                                                                         ========     ========
                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings from banks.....................................  $  3,779     $    870
  Accounts payable.....................................................    23,292       35,446
  Accrued liabilities..................................................    10,728       25,013
  Payroll taxes........................................................     3,422        6,133
  Income taxes payable.................................................     5,031       19,664
  Other current liabilities............................................     3,684        4,679
  Deferred revenue.....................................................     8,890       11,098
  Current portion of long-term debt....................................       501          639
                                                                         --------     --------
          Total current liabilities....................................    59,327      103,542
Long-term debt.........................................................     1,714      176,223
Other long-term liabilities............................................     3,455        4,848
Deferred income taxes..................................................     8,005           72
Commitments and contingencies
Shareholders' equity:
  Common shares, par value -- NLG .01 per share, 350,000,000 shares authorized; 89,791,297 issued and outstanding in 1996 (86,246,976
     in 1995)..........................................................       503          523
  Additional paid-in capital...........................................    88,612       97,934
  Deferred compensation................................................    (1,125)        (372)
  Retained earnings....................................................    22,873       58,658
  Accumulated translation adjustment...................................     3,257         (736)
                                                                         --------     --------
          Total shareholders' equity...................................   114,120      156,007
                                                                         --------     --------
                                                                         $186,621     $440,692
                                                                         ========     ========

See accompanying notes.

                               BAAN COMPANY N.V.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1994         1995         1996
                                                             --------     --------     --------
Net revenues:
  License revenue..........................................  $ 60,348     $112,966     $224,237
  Maintenance and service revenue..........................    46,206       79,887      152,426
  Hardware and other revenue...............................    16,370       23,357       11,295
                                                              -------      -------      -------
          Total net revenues...............................   122,924      216,210      387,958
Costs and expenses:
  Cost of license revenue..................................     3,032        5,699       13,074
  Cost of maintenance and service revenue..................    35,116       64,255      125,257
  Cost of hardware and other revenue.......................    13,229       18,714        8,895
  Sales and marketing......................................    41,770       57,052       99,932
  Research and development.................................     7,987       18,718       42,136
  General and administrative...............................    10,110       23,590       33,039
  Amortization of intangible assets........................     2,172        4,701        6,125
  Non-recurring operating expenses.........................     4,172           --           --
                                                              -------      -------      -------
          Total costs and expenses.........................   117,588      192,729      328,458
                                                              -------      -------      -------
Income from operations.....................................     5,336       23,481       59,500
Interest income............................................        --        1,391        1,137
Interest expense...........................................    (1,109)        (775)      (1,074)
Other income, net..........................................       118        1,071           --
                                                              -------      -------      -------
Income before income taxes and minority interest...........     4,345       25,168       59,563
Provision for income taxes.................................     2,171        9,817       23,230
Minority interest in (earnings) of consolidated
  subsidiaries.............................................      (976)         (72)          --
                                                              -------      -------      -------
Net income.................................................  $  1,198     $ 15,279     $ 36,333
                                                              =======      =======      =======
Net income per share.......................................  $   0.02     $   0.17     $   0.38
                                                              =======      =======      =======
Shares used in computing per share amounts.................    79,388       89,044       94,707
                                                              =======      =======      =======

See accompanying notes.

                               BAAN COMPANY N.V.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                      COMMON SHARES      ADDITIONAL                             ACCUMULATED       TOTAL
                                   -------------------    PAID-IN       DEFERRED     RETAINED   TRANSLATION   SHAREHOLDERS'
                                     SHARES     AMOUNT    CAPITAL     COMPENSATION   EARNINGS   ADJUSTMENT       EQUITY
                                   ----------   ------   ----------   ------------   --------   -----------   -------------
Balance at December 31, 1993.....  64,234,400    $373     $  9,565      $     --     $ 6,396      $(1,540)      $  14,794
  Issuance of common shares for
    cash.........................   9,600,000      56        8,015            --          --           --           8,071
  Issuance of options for
    purchase of remaining
    minority interest in
    subsidiary...................          --      --          200            --          --           --             200
  Issuance of common shares for
    purchase of remaining
    minority interest in
    subsidiary...................     963,520       6          812            --          --           --             818
  Currency translation
    adjustment...................          --      --           --            --          --        2,730           2,730
  Deferred compensation related
    to grant of stock options....          --      --          866          (866)         --           --              --
  Net income.....................          --      --           --            --       1,198           --           1,198
                                   ----------    ----      -------       -------     -------      -------        --------
Balance at December 31, 1994.....  74,797,920     435       19,458          (866)      7,594        1,190          27,811
  Issuance of common shares for
    purchase of remaining
    minority interest in
    subsidiary...................     600,000       4        4,496            --          --           --           4,500
  Issuance of common shares
    pursuant to initial public
    offering, net of offering
    costs of $7,807 and including
    a related tax benefit of
    $2,209.......................   8,000,000      50       58,352            --          --           --          58,402
  Issuance of common shares under
    stock purchase plan, and upon
    exercise of stock options
    including $856 tax benefit...   2,849,056      14        5,749            --          --           --           5,763
  Deferred compensation related
    to grant of stock options....          --      --          557          (557)         --           --              --
  Amortization of deferred
    compensation.................          --      --           --           298          --           --             298
  Currency translation
    adjustment...................          --      --           --            --          --        2,067           2,067
  Net income.....................          --      --           --            --      15,279           --          15,279
                                   ----------    ----      -------       -------     -------      -------        --------
Balance at December 31, 1995.....  86,246,976     503       88,612        (1,125)     22,873        3,257         114,120
  Issuance of common shares for
    business acquisitions........   1,459,000       8           --            --        (548)          --            (540)
  Issuance of common shares under
    stock purchase plan, and upon
    exercise of stock options
    including $797 tax benefit...   2,085,321      12        9,927            --          --           --           9,939
  Reversal of deferred
    compensation from stock
    option cancellations.........          --      --         (605)          605          --           --              --
  Amortization of deferred
    compensation.................          --      --           --           148          --           --             148
  Currency translation
    adjustment...................                                                                  (3,993)         (3,993)
  Net income.....................          --      --           --            --      36,333           --          36,333
                                   ----------    ----      -------       -------     -------      -------        --------
Balance at December 31, 1996.....  89,791,297    $523     $ 97,934      $   (372)    $58,658      $  (736)      $ 156,007
                                   ==========    ====      =======       =======     =======      =======        ========

See accompanying notes.

                               BAAN COMPANY N.V.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                 (IN THOUSANDS)

                                                                       YEAR ENDED DECEMBER 31,
                                                                  ----------------------------------
                                                                    1994         1995         1996
                                                                  --------     --------     --------
Operating activities:
Net income......................................................  $  1,198     $ 15,279     $ 36,333
  Adjustments to reconcile net income to net cash provided by
     (used in) operating activities:
     Depreciation and amortization..............................     7,286       12,977       18,539
     Purchased in-process research and development..............       486           --           --
     Minority interest in earnings of consolidated
       subsidiaries.............................................       976           72           --
     Provision (benefit) for deferred income taxes..............    (1,575)       2,165       (7,187)
     Foreign currency transaction losses........................     1,877          253          170
     Changes in operating assets and liabilities, net of
       acquisitions:
       Accounts receivable......................................   (13,235)     (49,449)     (63,893)
       Other current assets.....................................      (219)      (1,759)      (5,546)
       Accounts payable.........................................     4,663       10,666       12,200
       Accrued liabilities......................................     2,111        5,188       12,205
       Payroll taxes............................................       352          713        2,899
       Income taxes payable.....................................     3,419        2,052       14,023
       Other current liabilities................................    (1,565)      (1,376)         746
       Deferred revenue.........................................     6,644       (1,340)       1,227
                                                                  --------     --------     --------
Net cash provided by (used in) operating activities.............    12,418       (4,559)      21,716
                                                                  --------     --------     --------
Investing activities:
Property and equipment purchased................................    (6,858)     (17,101)     (21,273)
Property and equipment sold.....................................       810        3,152        3,893
Increase in capitalized software development costs..............    (1,721)      (3,932)     (10,705)
Payment for acquisitions, net of cash acquired..................    (4,122)      (9,652)      (3,806)
Purchases of marketable securities..............................        --      (33,862)     (14,286)
Proceeds from maturities of marketable securities...............        --       10,300       33,982
Other...........................................................       131        1,217          967
                                                                  --------     --------     --------
Net cash used in investing activities...........................   (11,760)     (49,878)     (11,228)
                                                                  --------     --------     --------
Financing activities:
Net borrowings (payments) under short-term credit facilities....       570         (767)      (3,249)
Payments on long-term borrowings................................    (3,889)        (687)        (757)
Issuance costs of convertible subordinated notes................        --           --       (4,375)
Proceeds from issuance of convertible subordinated notes........        --           --      175,000
Proceeds from issuance of common shares.........................     8,071       61,101        9,142
                                                                  --------     --------     --------
Net cash provided by financing activities.......................     4,752       59,647      175,761
Effect of foreign currency exchange rates on cash and cash
  equivalents...................................................     1,071           70         (383)
                                                                  --------     --------     --------
Increase in cash and cash equivalents...........................     6,481        5,280      185,866
Cash and cash equivalents at beginning of year..................       404        6,885       12,165
                                                                  --------     --------     --------
Cash and cash equivalents at end of year........................  $  6,885     $ 12,165     $198,031
                                                                  ========     ========     ========
Supplemental disclosures of cash flow information:
Cash paid during the period for:
  Interest......................................................  $    936     $    649     $    445
                                                                  ========     ========     ========
  Taxes.........................................................  $     --     $  5,661     $ 12,869
                                                                  ========     ========     ========
Tax benefit related to issuance of common shares................  $     --     $  3,065     $    797
                                                                  ========     ========     ========

See accompanying notes.

                               BAAN COMPANY N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

     The consolidated financial statements are stated in United States dollars and are prepared under United States generally accepted accounting principles. These consolidated financial statements do not represent the Dutch statutory financial statements.

BUSINESS

     Baan Company N.V. (the Company or Baan) is incorporated in The Netherlands. The Company provides open systems, client/server-based Enterprise Resource Planning (ERP) software. ERP systems permit the enterprise-wide management of resources, and the integration of sales forecasting, component procurement, inventory management, manufacturing control, project management, distribution, transportation, finance and other functions across an organization. The Company's BAAN family of software products has been designed for rapid implementation, flexibility and scaleability.

     The Company sells and supports its products through corporate headquarters in Putten, The Netherlands and Menlo Park, California, USA, Business Support Centers in The Netherlands, the United States and India, and direct and indirect distribution channels.

PRINCIPLES OF CONSOLIDATION

     The accompanying financial statements consolidate the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

FOREIGN EXCHANGE

     Assets and liabilities of the Company's foreign subsidiaries are translated from their respective functional currencies to United States dollars at year-end exchange rates. Income and expense items are translated on a quarterly basis at the average rates of exchange prevailing during the quarter. The adjustment resulting from translating the financial statements of the Company's foreign subsidiaries is reflected as an accumulated translation adjustment in shareholders' equity. Net foreign currency transaction losses are included in results of operations and were approximately $1,877,000, $253,000 and $170,000 for the years 1994, 1995 and 1996, respectively.

DERIVATIVE FINANCIAL INSTRUMENTS

     Derivative financial instruments are used by the Company in the management of its foreign currency exposures. Realized and unrealized gains and losses on foreign currency forward contracts are normally marked to market and recognized in results of operations. Any realized and unrealized gains and losses on contracts used to hedge intracompany transactions of a long-term investment nature are included in the accumulated translation adjustment in shareholders' equity.

REVENUE RECOGNITION

     License revenue is derived from software licensing fees. Maintenance and service revenue is derived from maintenance support services, training and consulting. Hardware revenue is derived from resales of third party hardware in connection with licenses of the Company's software. License and hardware revenue is recognized upon delivery if no significant vendor obligations remain, amounts are due within one year and collection of the resulting receivable is deemed probable. Delivery is further defined in certain contracts as delivery of the product master or first copy for noncancelable product licensing arrangements under which the customer has certain software reproduction rights. The Company accrues for any remaining insignificant vendor obligations

                               BAAN COMPANY N.V.

and post contract support obligations at the point that revenue from the software license is recognized. Returns and allowances (which have not been significant through December 31, 1996) are estimated and provided for at the time of sale. Service revenue from customer maintenance fees for ongoing customer support and product updates is recognized ratably over the term of the maintenance, which is typically twelve months. Payments for maintenance fees are generally made in advance and are nonrefundable. Service revenue from consulting and training is billed separately and is recognized when the services are performed. Costs of third party implementation services are accrued by the Company as incurred.

SOFTWARE DEVELOPMENT COSTS

     Costs related to research, design and development of computer software are expensed as incurred. Certain software development costs related to completion of internally developed products are capitalized at the point that technological feasibility is established, normally at the completion of a detail program design. Capitalized amounts are reported at the lower of unamortized cost or net realizable value. These costs are amortized on a product-by-product basis. The annual amortization expense is the greater of the amount computed using the ratio of current revenue to the total anticipated revenue for the product or the straight line method over the estimated life of the product (generally three years), starting when the product is available for general release to customers. Amortization of software development costs was approximately $962,000, $2,138,000 and $2,464,000 for the years ended December 31, 1994, 1995 and 1996, respectively. Such amortization is included in cost of license revenue.

DEPRECIATION AND AMORTIZATION

     Property and equipment and intangible assets are stated at cost. Depreciation and amortization of such assets is provided on the straight-line method over the following estimated useful lives:

        -- Computer equipment................  3 - 5 years
        -- Automobiles.......................  5 years
        -- Furniture.........................  5 - 7 years
        -- Leasehold improvements............  lesser of lease term or estimated useful life
        -- Goodwill..........................  8 years
        -- Customer lists....................  5 years
        -- Assembled workforce...............  7 years

PER SHARE INFORMATION

     Net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of shares issuable upon the exercise of stock options (using the treasury stock method). Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins and Staff policy, for the periods prior to the Company's May 1995 initial public offering (IPO), computations include all common and common equivalent shares issued or granted within twelve months of the IPO as if they were outstanding for all periods presented using the treasury stock method.

CASH AND CASH EQUIVALENTS

     The Company considers investments in highly liquid debt instruments with maturities of 90 days or less at the date of purchase to be cash equivalents. The carrying amount reported in the balance sheets for cash and cash equivalents approximates their fair value.

                               BAAN COMPANY N.V.

MARKETABLE SECURITIES

     Debt securities that the Company has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities that the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as securities available-for-sale and are carried at fair value.

     Management determines the proper classifications of debt and marketable equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. By policy, the Company's investments are primarily in short term notes. As of December 31, 1996, all such securities were designated as available-for-sale. Accordingly, these securities are carried at fair value. As the difference between cost and fair value at December 31, 1996 was immaterial, no adjustments have been made to the historical carrying value of the investments and no unrealized gains or losses have been recorded as a separate component of shareholders' equity.

ASSET IMPAIRMENT

     The Company recognizes impairment losses on its long-lived assets held for use when its estimate of the undiscounted future cash flows expected to be generated by such assets is less than their carrying amount. Measurement of the impairment loss is based on the fair value of the asset. Generally, fair value will be determined using valuation techniques such as the present value of the expected future cash flows. The carrying value of long-lived assets is reviewed on a regular basis for the existence of facts or circumstances both internally and externally that may suggest impairment. The Company has not recognized any impairment losses for the years ended December 31, 1994, 1995 and 1996.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1995        1996
                                                                   -------     -------
        Leasehold improvements...................................  $   862     $ 3,307
        Computer equipment.......................................   20,143      35,622
        Automobiles..............................................    4,578         402
        Furniture and other......................................    9,805      10,204
                                                                   -------     -------
                                                                   $35,388     $49,535
                                                                   =======     =======

     Depreciation and amortization expense related to property and equipment was $4,152,000, $5,840,000 and $9,795,000 for the years ended December 31, 1994,
1995 and 1996, respectively.

                               BAAN COMPANY N.V.

3  INTANGIBLE ASSETS

     Intangible assets, net of accumulated amortization, consist of the following (in thousands):

                                                                    1995        1996
                                                                   -------     -------
        Goodwill.................................................  $11,278     $12,136
        Customer lists...........................................   12,145       9,267
        Assembled workforce......................................    3,101       2,866
                                                                   -------     -------
                                                                   $26,524     $24,269
                                                                   =======     =======

     Amortization expense related to intangible assets was $2,172,000, $4,701,000 and $6,125,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

4  MARKETABLE SECURITIES

     The following is a summary of marketable securities (in thousands):

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1995        1996
                                                                   -------     -------
        Corporate notes..........................................  $17,614      $3,867
        US government agency notes...............................    5,948          --
                                                                   -------     -------
                                                                   $23,562      $3,867
                                                                   =======     =======

     All securities held as of December 31, 1996 are due within one year. The gross realized gains for the years ended December 31, 1995 and 1996 have been immaterial. For the purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

5  BORROWING ARRANGEMENTS

CREDIT AGREEMENTS

     The Company has a credit facility with a Dutch bank which allows the Company to borrow up to NLG 40,000,000 ($22,929,000 based on the exchange rate at December 31, 1996). Certain of the Company's subsidiaries may borrow up to $10,000,000 under this credit facility. Interest on borrowings under the credit facility accrues at the Dutch Central Bank's promissory note rate plus 1.5% (a total of 4% at December 31, 1996) with a minimum interest rate of 4% and is payable quarterly. Outstanding borrowings under the credit facility at December 31, 1995 and 1996 amounted to $2,884,000 and $0, respectively.

     The Company, its Netherlands subsidiaries, and Baan USA, Inc. have pledged their accounts receivable as collateral for the credit facility. Furthermore, these entities may not transfer title to any of their assets outside the normal course of business without the express written consent of the bank.

     Certain of the Company's subsidiaries have agreements with their credit institutions which allow them to carry deficit balances in their demand deposit accounts. Borrowings under such agreements amounted to $895,000 and $948,000 at December 31, 1995 and 1996, respectively.

     Two of the short term borrowings by the Company's subsidiaries at December 31, 1996 are guaranteed by a standby letter of credit, thereby reducing the availability of funds to the Company under its NLG 40,000,000 credit facility. As of December 31, 1996, $899,000 of such borrowings were guaranteed by the Company. As these borrowings effectively reduce the availability of cash to the Company from its Dutch bank, they have been presented as a reduction in cash and cash equivalents in the accompanying financial statements.

     The Company's most recent US acquisition (Antalys) has a $2,000,000 revolving line of credit (Line) which matures May 4, 1997. Advances on the Line are limited to the lesser of $2,000,000 or 60% of Antalys'

                               BAAN COMPANY N.V.

accounts receivable that are less than 90 days old. Interest on the Line accrues at the lender's announced prime rate plus 1% (a total of 9.25% at December 31, 1996) and is due monthly. The Line is secured by Antalys' accounts receivable. Borrowings under the Line amounted to $821,000 at December 31, 1996.

     The weighted average interest rates on the short-term borrowings were 8.6% and 19.4% at December 31, 1995 and 1996, respectively.

LONG-TERM DEBT

     The Company's long-term debt obligations consist of the following (in thousands):

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1995        1996
                                                                   ------     --------
        Convertible subordinated notes, 4.50%, due December 15,
          2001...................................................  $   --     $175,000
        Guilder denominated loans, 7.5% to 7.75%, due September
          30, 2000 and December 31, 2001.........................   2,119        1,576
        Other....................................................      96          286
                                                                   ------     --------
                                                                    2,215      176,862
        Less current portion.....................................     501          639
                                                                   ------     --------
                                                                   $1,714     $176,223
                                                                   ======     ========

     In December 1996, the Company issued $175,000,000 of 4.5% unsecured convertible subordinated notes (Notes) pursuant to an indenture dated as of December 15, 1996 (Indenture). The Notes are convertible into the Company's common shares at any time after the 90th day following the last original issue date of the Notes at a conversion price of $44.00 per share. The Notes are redeemable by the Company under certain conditions after December 16, 1998 and at any time after December 16, 1999. Until the Notes are converted or redeemed, the Company will pay interest semi-annually, commencing June 15, 1997. In January 1997, the Company issued another $25,000,000 of Notes under the same terms and conditions. The Notes are subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the Indenture) of the Company.

     Costs of $4,375,000 incurred in connection with issuing the Notes have been capitalized and are being amortized to interest expense over the term of the Notes. Such costs are included in other non current assets in the accompanying financial statements.

     In 1987 and 1988, the Company obtained loans of NLG 2,000,000 and NLG 4,000,000 (Loans), respectively. The Loans collectively require semi-annual principal payments of NLG 325,000 ($186,000 based on the exchange rate at December 31, 1996) which began in 1992. The interest rates on the Loans will be adjusted in 1998 to interest rates which will be comparable to interest rates offered to similar borrowers as determined by the lender.

     The aggregate amount of maturities subsequent to December 31, 1996 for all long-term debt based on the exchange rates at December 31, 1996 were as follows (in thousands):

                1997..............................................  $    639
                1998..............................................       392
                1999..............................................       344
                2000..............................................       372
                2001..............................................   175,115
                                                                    --------
                                                                    $176,862
                                                                    ========

                               BAAN COMPANY N.V.

6  SHAREHOLDERS' EQUITY

COMMON SHARES

     In June 1994, the Company issued 9,600,000 common shares at $0.85 to existing shareholders for approximately $8,071,000. Issuance costs and expenses were not material. The proceeds of the issuance were used for working capital requirements.

     In May 1995, the Company's shareholders approved an increase in the number of authorized shares from 10,000,000 to 175,000,000. In connection with this increase, the shareholders authorized a four-for-one stock split which first increased the par value to NLG .08 and then split it to NLG .02 per share.

     In May 1995, the Company completed its initial public offering (IPO) of 14,600,000 common shares at $8.00 a share, of which 8,000,000 shares were sold by the Company and 6,600,000 shares were sold by selling shareholders. The Company received proceeds of approximately $58,402,000 from the IPO, net of issuance costs of $7,807,000 and included a related tax benefit of $2,209,000.

     In May 1996, the shareholders of the Company approved a two-for-one stock split distributed on May 29, 1996 to shareholders of record on May 15, 1996. Accordingly, the authorized number of common shares increased from 175 million to 350 million. The par value of the common shares decreased from NLG .02 to NLG
 .01. All references in the accompanying financial statements to number of shares, per share amounts, stock option data and market prices of the Company's common stock have been retroactively restated to reflect the stock split.

     The Company is able to declare or pay dividends in any currency or multiple currencies as deemed appropriate by management, although the Company has no present intent to declare any dividend.

STOCK PLANS

     In December 1993, shareholders approved the 1993 Stock Plan (Plan). Through this Plan and subsequent amendments, the Company has reserved a total of 16,000,000 common shares for grant thereunder to employees and consultants. The shares may be authorized but unissued, or reacquired common stock. The number of shares of common shares covered under the Plan shall be proportionately adjusted for any increase or decrease in the number of shares issued for which the Company receives no consideration.

     Should granted options expire or become unexercisable for any reason, the unpurchased shares which were subject thereto shall become available for future grant under the Plan. The term of each option shall not exceed a period of ten years from the grant date and each option generally vests over five years. The Plan expires in 2003. The exercise price is determined by the Plan's administrator.

     In February 1995, the Company adopted the 1995 Employee Stock Purchase Plans (U.S. ESPP and Non-U.S. ESPP). The U.S. ESPP permits eligible employees of Baan USA to purchase common shares through payroll deductions of up to the lesser of 10% of their compensation, or $25,000 in any year. The price of common shares purchased under the U.S. ESPP will be 85% of the lower of the fair market value of the Company's common shares on the first or last day of each offering period. The Non-U.S. ESPP terms are modified for local rules governing such plans. A total of 2,000,000 common shares are available for grant under the two Employee Stock Purchase Plans. Approximately 572,000 common shares were issued under these plans through December 31, 1996.

     In March 1995, the Company adopted the 1995 Director Stock Option Plan (Director Plan). Under the terms of the Director Plan, each person who becomes a Supervisory Director after July 1, 1995 shall automatically be granted an option to purchase 64,000 common shares of the Company (Initial Options), with an additional grant of 16,000 common shares on January 1, of each subsequent year (Subsequent Options). Initial Option grants vest in four equal annual increments and the Subsequent Option grants vest in full on the

                               BAAN COMPANY N.V.

fourth anniversary of the date of the grant. All options have a term of ten years and are to be granted at fair market value at the date of grant. In the event of a merger or sale of the Company, all options granted become exercisable immediately. The Company has reserved a total of 800,000 common shares for grant under the Director Plan.

     Option activity under the plans, excluding the U.S. ESPP and Non-U.S. ESPP, was as follows:

                                                   SHARES                        WEIGHTED
                                                 AVAILABLE      NUMBER OF      AVERAGE PRICE
                                                 FOR GRANT        SHARES         PER SHARE
                                                 ----------     ----------     -------------
        Balance at December 31, 1993...........   8,000,000             --             --
          Additional shares authorized for
             issuance..........................   4,000,000             --             --
          Granted..............................  (9,636,000)     9,636,000        $  0.86
          Canceled or expired..................     756,000       (756,000)       $  0.85
                                                 ----------     ----------         ------
        Balance at December 31, 1994...........   3,120,000      8,880,000        $  0.86
          Additional shares authorized for
             issuance..........................   2,800,000             --             --
          Granted..............................  (4,260,000)     4,260,000        $  8.78
          Canceled or expired..................   1,362,000     (1,362,000)       $  1.03
          Exercised............................          --     (2,474,000)       $  0.88
                                                 ----------     ----------         ------
        Balance at December 31, 1995...........   3,022,000      9,304,000        $  4.46
          Additional shares authorized for
             issuance..........................   2,000,000             --             --
          Granted..............................  (2,881,000)     2,881,000        $ 27.02
          Canceled or expired..................     824,000       (824,000)       $  2.07
          Exercised............................          --     (1,887,000)       $  2.99
                                                 ----------     ----------         ------
        Balance at December 31, 1996...........   2,965,000      9,474,000        $ 11.82
                                                 ==========     ==========         ======

     As of December 31, 1994, 1995 and 1996, exercisable stock options were 368,000, 1,992,000 and 2,578,000, respectively.

     The following table summarizes information about stock options outstanding at December 31, 1996:

                         OPTIONS OUTSTANDING                                   OPTIONS EXERCISABLE
----------------------------------------------------------------------     ---------------------------
                    WEIGHTED AVERAGE                       WEIGHTED                        WEIGHTED
    RANGE OF           REMAINING           NUMBER        AVERAGE PRICE      NUMBER       AVERAGE PRICE
EXERCISE PRICES     CONTRACTUAL LIFE     OUTSTANDING       PER SHARE       EXERCISABLE     PER SHARE
----------------    ----------------     -----------     -------------     ---------     -------------
 $ 0.85 - $ 8.00        28 months          5,247,000        $  1.77        1,899,000        $  1.72
 $13.20 - $24.69        48 months          2,595,000        $ 20.33          565,000        $ 18.89
 $26.44 - $36.00        54 months          1,632,000        $ 30.58          114,000        $ 34.46

     The Company recorded for financial statement purposes deferred compensation expense of $1,423,000 for the difference between the grant price and the deemed fair value of certain of the Company's common share options granted in the third and fourth quarters of 1994 and in the first quarter of 1995. This amount is being amortized over the vesting period of the individual options, generally five years. Compensation expense was approximately $298,000 and $148,000 for the years ended December 31, 1995 and 1996, respectively. During 1996, certain options were canceled which further reduced deferred compensation by $605,000. At December 31, 1996, deferred compensation totaled $372,000.

                               BAAN COMPANY N.V.

STOCK-BASED COMPENSATION

     As permitted under Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (SFAS No. 123), the Company has elected to follow Accounting Principles Board's Opinion No. 25 "Accounting for Stock Issued to Employees" (APB No. 25) in accounting for stock-based awards to employees. Under APB No. 25, the Company generally recognizes no compensation expense with respect to such awards.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123 for awards granted after December 31, 1994 as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS No. 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

                                                             OPTIONS            ESPP
                                                          -------------     -------------
                                                          1995     1996     1995     1996
                                                          ----     ----     ----     ----
        Expected life (months)..........................    60       56        6        6
        Expected volatility.............................    19%      50%      12%      50%
        Risk-free interest rate.........................   5.7%     6.1%     5.6%     6.2%

     For pro forma purposes, the estimated fair value of the Company's stock based awards to employees is amortized over the options' vesting period (for options) and the six-month purchase period (for stock purchases under the ESPP). The Company's pro forma net income and net income per share for 1995 and 1996 is as follows (in thousands except for net income per share):

                                                                    1995        1996
                                                                   -------     -------
        Net income...............................................  $13,704     $28,654
        Net income per share.....................................  $  0.16     $  0.31

     As SFAS No. 123 is applicable only to awards granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until approximately 1999.

     The weighted-average fair value of options granted during 1995 and 1996 was $4.10 and $13.12, respectively.

7  STATEMENTS OF OPERATIONS INFORMATION

     Non-recurring operating expenses for the year ended December 31, 1994, consisted of (in thousands):

        Purchased in-process research and development.......................  $  486
        Legal costs associated with estimated litigation settlement costs...   2,786
        Severance costs and other...........................................     900
                                                                              ------
                  Total.....................................................  $4,172
                                                                              ======

                               BAAN COMPANY N.V.

     Severance costs of $900,000 in 1994 arose from the reorganization of the Company's United States operations. A total of 29 employees were terminated at that time. These termination amounts were settled in cash during the year and no liabilities remained at December 31, 1994.

     Other income in 1995 arose from the curtailment and settlement gain arising from the termination of the Company's defined benefit pension plan of approximately $396,000 and from the gain on the sale of one of the Company's subsidiaries to its former shareholders of approximately $675,000.

8  INCOME TAXES

     The Company accounts for income taxes under Statement of Financial Accounting Standards Board No. 109. Income (loss) before income taxes and minority interest consists of the following (in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                        -------------------------------
                                                         1994        1995        1996
                                                        -------     -------     -------
        The Netherlands...............................  $ 5,911     $20,233     $49,229
        Rest of the world.............................   (1,566)      4,935      10,334
                                                        -------     -------     -------
        Income before income taxes and minority
          interest....................................  $ 4,345     $25,168     $59,563
                                                        =======     =======     =======

     The components of the provision for income taxes are as follows (in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                         ------------------------------
                                                          1994        1995       1996
                                                         -------     ------     -------
        Current:
          The Netherlands..............................  $ 2,357     $4,947     $22,184
          Germany......................................    1,259      2,282       4,393
          Other countries..............................      130        422       3,840
                                                         -------     -------    -------
                  Total current........................    3,746      7,651      30,417
        Deferred:
          The Netherlands..............................   (1,739)     2,017      (7,410)
          Germany......................................      164        149         223
                                                         -------     -------    -------
                  Total deferred.......................   (1,575)     2,166      (7,187)
                                                         -------     -------    -------
        Provision for income taxes.....................  $ 2,171     $9,817     $23,230
                                                         =======     =======    =======

     The Company's effective income tax provision differs from The Netherlands' statutory rate of 35% due to the following (in thousands):

                                                             YEAR ENDED DECEMBER 31,
                                                          -----------------------------
                                                           1994       1995       1996
                                                          ------     ------     -------
        Expected tax at statutory rate..................  $1,521     $8,808     $20,847
        Amortization of goodwill........................     386        435         661
        Foreign earnings taxed at higher rates..........     251        512       1,881
        Other, net......................................      13         62        (159)
                                                          ------     ------     -------
        Provision for income taxes......................  $2,171     $9,817     $23,230
                                                          ======     ======     =======
        Effective tax rate..............................     50%        39%         39%

                               BAAN COMPANY N.V.

     The components of the deferred tax assets and liabilities are as follows (in thousands):

                                                                       DECEMBER 31,
                                                                    -------------------
                                                                      1995       1996
                                                                    --------    -------
        Deferred tax liabilities:
          Intangible assets.......................................  $  5,491    $ 4,208
          Deferred revenues.......................................     3,796         --
          Software development costs..............................     2,048      4,856
                                                                     -------     ------
                  Total deferred tax liabilities..................    11,335      9,064
        Deferred tax assets:
          Expenses not currently deductible.......................       112        975
          Net operating losses of foreign subsidiaries............     3,218      8,017
                                                                     -------     ------
                  Total deferred tax assets.......................     3,330      8,992
                                                                     -------     ------
        Total net deferred tax liabilities........................  $  8,005    $    72
                                                                     =======     ======

     At December 31, 1996, the Company had foreign net operating loss carryforwards of approximately $23,000,000. Approximately $12,000,000 of these carryforwards have no expiration date and the balance expires in 2000 or later. For financial accounting purposes, the benefit of these losses has been recorded as a reduction of the provision for Dutch income taxes in 1994, 1995 and 1996.

     No deferred income taxes have been provided for the income tax liability which may be incurred on repatriation of the undistributed earnings of the Company's consolidated foreign subsidiaries because the Company intends to reinvest such earnings indefinitely.

9  FINANCIAL INSTRUMENTS

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company has strict controls regarding the use of derivative financial instruments, which is limited to short-term foreign currency forward contracts. The Company uses these contracts primarily to offset the effects of exchange rate changes on intracompany cash flow exposures denominated in foreign currencies. These exposures include firm trade accounts, royalties, service fees and loans. The primary exposures are denominated in European and Asian currencies. The Company does not hold these derivative financial instruments for trading purposes.

     The Company's foreign currency forward contracts all have maturities of less than one year. These forward contracts are summarized below (in thousands):

                                                                     1995        1996
                                                                   --------    --------
        European currencies......................................  $  7,814    $ 61,805
        Asian currencies.........................................     4,662      16,187
        Other currencies.........................................     1,471       3,150
                                                                    -------     -------
                  Total..........................................  $ 13,947    $ 81,142
                                                                    =======     =======

     The amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies.

                               BAAN COMPANY N.V.

FAIR VALUES OF FINANCIAL INSTRUMENTS

     The carrying amounts and estimated fair values of the Company's financial instruments were as follows (in thousands):

                                                        1995                      1996
                                                ---------------------    ----------------------
                                                CARRYING       FAIR      CARRYING       FAIR
                                                 AMOUNT       VALUE       AMOUNT        VALUE
                                                --------     --------    ---------    ---------
    Financial assets
      Cash and cash equivalents...............  $ 12,165     $ 12,165    $ 198,031    $ 198,031
      Marketable securities...................    23,562       23,562        3,867        3,867
    Financial liabilities
      Short term borrowings...................     3,779        3,779          870          870
      Convertible subordinated notes..........        --           --      175,000      175,577
      Other long term borrowings (including
         current portion).....................     2,215        2,215        1,862        1,862
    Off balance sheet instruments
      Foreign currency forward contracts......        --       13,927           --       80,676

     The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies as discussed below. However, considerable judgment is required in interpreting market data to develop the fair value estimates. Accordingly, the estimates presented above are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

          Cash equivalents and marketable securities -- The carrying amount approximates fair value because of the short maturity of these instruments.

          Short term borrowings -- The carrying amount approximates fair value because of the short maturity of these instruments.

          Convertible subordinated notes -- The fair value of the Notes was based on quoted market prices of the Notes.

          Other long-term borrowings -- The fair value of these financial instruments is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

          Foreign currency forward contracts -- The fair value of the contracts was based on the estimated amount at which they could be settled based on quoted exchange rates.

10  CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, marketable securities, accounts receivable, and financial instruments used in hedging activities.

     The Company places its cash equivalents and marketable securities with high credit quality financial institutions and, by policy, limits the amount of credit exposure with any one financial institution.

     Credit risk associated with accounts receivable is limited due to the large number of customers comprising the Company's customer base and their dispersion among many different industries and geographical regions. The Company does not require collateral to support customer receivables. The Company also maintains reserves for potential losses, and all credit losses to date have been within management's expectations. For the year ended December 31, 1994 the Company charged a write off of approximately

                               BAAN COMPANY N.V.

$250,000 to bad debt expense. For the year ended December 31, 1995, the Company charged $902,000 to bad debt expense. Bad debt write offs in 1995 were $147,000. For the year ended December 31, 1996, the Company charged $8,310,000 to bad debt expense. Bad debt write offs in 1996 were $1,618,000.

     In December 1996, the Company entered into an agreement pursuant to which it sold $17,040,000 of its existing accounts receivable, subject to limited recourse. Under the terms of the agreement, the purchaser assumed all credit loss risk. The proceeds from the sale were less than the face amount of the accounts receivable by an amount which approximates the short-term unsecured borrowing cost of the Company's customers. The discount from the face amount was $602,000 and is included in selling and marketing expenses in the accompanying financial statements. The balance of the sold accounts receivable was $16,438,000 as of December 31, 1996.

     The counterparties to the agreements relating to the Company's foreign exchange instruments consist of a number of major high credit-quality international financial institutions. The Company, by policy, limits the financial exposure and the amount of agreements entered into with any one financial institution. While the notional amounts of financial instruments are often used to express the volume of these transactions, the potential accounting loss on these transactions if all counterparties failed to perform is limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the obligations of the Company to the counterparties.

11  TRANSACTIONS WITH AFFILIATES

     During 1996, the Company entered into license distribution agreements with BBS Holdings B.V. (BBS), a partially owned subsidiary of the Company's principal shareholder. The distribution agreements allow BBS to sell the Company's software to small and medium-sized enterprises around the world. During the year ended December 31, 1996, the Company recognized revenues of approximately $14,532,000 from BBS.

12  ACQUISITIONS AND DISPOSITIONS

     In May 1995, the Company purchased the remaining 40% minority interest in Baan Deutschland GmbH, a German company, for approximately $12,100,000 consisting of approximately $7,600,000 of cash and 600,000 common shares of the Company's stock valued at $4,500,000. In October 1995, the Company acquired certain assets and liabilities of Techno Infinitus Ltd. (Techno), a Japanese company, for approximately $2,400,000 in cash. In March 1996, the Company purchased 100% of the outstanding stock of Baan Iberica, a Spanish company, for approximately $4,700,000 in cash. Baan Deutschland GmbH, Techno (renamed Baan Japan Ltd.) and Baan Iberica are distributors of the Company's products in Germany, Japan and Spain, respectively.

     All of the above acquisitions were accounted for under the purchase method and the assets and liabilities were recorded at their fair values on the acquisition dates. Results of operations include these distributors from the dates of acquisition.

     After allocating a portion of the purchase price for these acquisitions to tangible assets and liabilities, $8,276,000 was allocated to customer lists, $2,126,000 to assembled workforce, and $344,000 to developed software and $10,348,000 to goodwill of which $3,625,000 was the result of the tax effect of the identified intangible assets.

     The following unaudited pro forma financial information assumes the respective acquisitions occurred at the beginning of the periods in which the acquisitions took place and, for comparative purposes, at the beginning of the immediately preceding year. These results have been prepared for informational purposes only and are not necessarily indicative of the operating results that would have occurred had the acquisitions

                               BAAN COMPANY N.V.

been made as discussed above. In addition, they are not intended to be a projection of future results. The following information is expressed in thousands except for net income per share:

                                                      1994            1995            1996
                                                   -----------     -----------     -----------
                                                   (UNAUDITED)     (UNAUDITED)     (UNAUDITED)
        Revenues.................................   $ 132,192       $ 227,819       $ 387,958
        Net income...............................         404          14,105          36,333
        Net income per share.....................   $    0.01       $    0.31       $    0.38

     The results of all the above periods reflect the amortization of software, goodwill and other intangible assets arising from the various acquisitions.

     In May 1995, the Company entered into an agreement (the "Agreement") with the former shareholders of Baan Process Inc. Pursuant to such Agreement, the Company sold all outstanding shares of Baan Process Inc. to the former shareholders of that company, together with certain identified assets and liabilities. The Company retained the rights to all of the intellectual property of Baan Process Inc., the majority of its employees and all of its physical facilities, operating leases, fixed assets and related capital leases. The proceeds received by the former shareholders of Baan Process Inc. from sales of shares in the Company's initial public offering were used to settle the former shareholders' obligations under the Agreement. The settlement of the terms of the Agreement resulted in a net gain of approximately $675,000.

     In May 1996, the shareholders of Berclain Group Inc. (Berclain) agreed to exchange their shares in Berclain for 544,000 shares of the Company's common shares. Berclain is a Canadian software company and a provider of manufacturing synchronization and scheduling solutions. The business combination was effective May 31, 1996 and was accounted for as a pooling of interests. In November 1996, the shareholders of Antalys, Inc. (Antalys) agreed to exchange their shares in Antalys for 915,000 shares of the Company's common shares. Antalys is an American software company and a provider of configuration management software that automates the configuration and pricing for products and services. The business combination was effective November 30, 1996 and was accounted for as a pooling of interests. Because Berclain's and Antalys' financial statements were not material to the consolidated financial statements of the Company, the Company did not restate any of its consolidated financial statements prior to the combinations. Consolidation of Berclain and Antalys reduced the Company's retained earnings by approximately $548,000.

13  COMMITMENTS AND CONTINGENCIES

LEASES

     The Company has operating leases for its corporate offices, domestic distribution center, foreign subsidiary offices, domestic field sales offices, certain data-processing equipment, telephone equipment, and other office equipment. Rental expense for operating leases for the years ended December 31, 1994, 1995 and 1996 was approximately $3,527,000, $4,118,000 and $7,659,000, respectively.

     Minimum annual rental commitments under noncancelable operating leases for periods subsequent to December 31, 1996, including amounts due to affiliates (based upon the exchange rates at December 31, 1996), are as follows (in thousands):

            1997.......................................................  $ 10,147
            1998.......................................................     8,681
            1999.......................................................     5,685
            2000.......................................................     4,287
            2001.......................................................     3,434
            Thereafter.................................................       783
                                                                          -------
                      Total minimum rental commitments.................  $ 33,017
                                                                          =======

                               BAAN COMPANY N.V.

LITIGATION

     The Company is involved in legal actions arising in the ordinary course of business. While the outcome of such matters are currently not determinable, it is management's opinion that these matters will not have a material adverse effect on the Company's consolidated financial condition or results of its operations.

14  INDUSTRY SEGMENT, GEOGRAPHIC AND OTHER INFORMATION

     The Company designs, manufactures, and markets applications software for business processes and operates in a single industry segment.

                                                              YEAR ENDED DECEMBER 31,
                                                         ----------------------------------
                                                           1994         1995         1996
                                                         --------     --------     --------
    Net revenues from unaffiliated customers:
      The Netherlands..................................  $ 50,243     $ 71,352     $ 82,622
      Germany..........................................    25,822       39,975       54,073
      Other European operations, including South Africa
         in 1995 and 1996..............................     2,564       19,011       50,803
      U.S. and Canadian operations.....................    37,747       62,714      147,333
      Other international operations...................     6,548       23,158       53,127
                                                         --------     --------     --------
              Total net revenues.......................  $122,924     $216,210     $387,958
                                                         ========     ========     ========
    Transfers between geographic regions (eliminated on
      consolidation):
      The Netherlands..................................  $ 11,884     $ 39,245     $ 70,469
      Germany..........................................       191        1,006          686
      Other European operations, including South Africa
         in 1995 and 1996..............................       502          529        1,513
      U.S. and Canadian operations.....................       864        2,335        4,317
      Other international operations...................       760        2,086          999
                                                         --------     --------     --------
              Total....................................  $ 14,201     $ 45,201     $ 77,984
                                                         ========     ========     ========
    Income (loss) from operations:
      The Netherlands..................................  $ (2,901)    $ (9,990)    $ (6,407)
      Germany..........................................     5,327       11,345       22,359
      Other European operations, including South Africa
         in 1995 and 1996..............................    (1,910)       4,451        9,900
      U.S. and Canadian operations.....................     8,573       18,058       44,678
      Other international operations...................      (833)       4,575        4,137
      General corporate expenses.......................    (2,920)      (4,958)     (15,167)
                                                         --------     --------     --------
              Income from operations...................  $  5,336     $ 23,481     $ 59,500
                                                         ========     ========     ========
    Identifiable assets:
      The Netherlands..................................  $ 34,045     $ 75,751     $240,768
      Germany..........................................    15,295       41,335       44,943
      Other European operations, including South Africa
         in 1995 and 1996..............................     3,793       16,968       48,858
      U.S. and Canadian operations.....................    20,061       35,217       66,373
      Other international operations...................     4,393       17,350       39,750
                                                         --------     --------     --------
              Total identifiable assets................  $ 77,587     $186,621     $440,692
                                                         ========     ========     ========

                               BAAN COMPANY N.V.

     Amounts charged between geographic regions are based on terms similar to those offered to third parties.

     Revenues from Boeing Company amounted to $15,902,000 in 1994. No other customer accounted for 10% or more of consolidated net revenues in 1994. In 1995 and 1996, the Company had no customer which accounted for 10% or more of consolidated net revenues.

     Sales from The Netherlands to unaffiliated customers in foreign countries were less than 10% of total revenues from sales to unaffiliated customers in 1994, 1995 and 1996.

15  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of the unaudited quarterly results of operations for 1996 and 1995 (in thousands, except per share data):

                                                                QUARTER ENDED
                                            -----------------------------------------------------
                                            MARCH 31     JUNE 30     SEPTEMBER 30     DECEMBER 31
                                            --------     -------     ------------     -----------
    1995
    Net revenues..........................  $38,869      $47,343       $ 54,448        $  75,550
    Gross margin..........................   21,769       27,805         32,377           45,591
    Income from continuing operations.....    3,665        5,422          5,062           11,020
    Net income............................    2,099        3,273          3,062            6,845

    Net income per share..................     0.03         0.04           0.03             0.07

                                                                QUARTER ENDED
                                            -----------------------------------------------------
                                            MARCH 31     JUNE 30     SEPTEMBER 30     DECEMBER 31
                                            --------     -------     ------------     -----------
    1996
    Net revenues..........................  $77,926      $88,482       $ 97,681        $ 123,869
    Gross margin..........................   43,370       52,114         61,050           84,198
    Income from continuing operations.....    7,099       11,251         15,235           25,978
    Net income............................    4,331        6,863          9,293           15,846

    Net income per share..................     0.05         0.07           0.10             0.17

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          BAAN COMPANY N.V.

                                          By: /s/       JAN WESTERHOUD
                                            ------------------------------------
                                                       Jan Westerhoud
                                                  Chief Financial Officer

Date: April 28, 1997

                               INDEX TO EXHIBITS

                                                                                     SEQUENTIALLY
EXHIBIT                                                                               NUMBERED
  NO.                                    DESCRIPTION                                 PAGE NUMBER
-------   -------------------------------------------------------------------------  -----------
A.1       Subsidiaries of the Company..............................................
A.2       Consent of Moret Ernst & Young Accountants, Independent Auditors.........
A.3       Statement Regarding Computation of Per Share Earnings....................

                                                                     EXHIBIT A.1

     The following is a list of all the subsidiaries of the Company:

         Baan International B.V.
         Baan Development B.V.
         Baan Software B.V.
         Baan Austria GmbH
         Baan (Schweiz) AG
         Baan Nederland B.V.
         Baan Belgium N.V.
         Baan France S.A.
         Baan Nordic AB
         Baan UK Ltd.
         Baan Deutschland GmbH
         Tech @ Spree Software Technologies GmbH
         TAS Tele-Anwender-Service GmbH
         Baan South Africa (Proprietary) Limited
         Baan U.S.A., Inc.
         Baan Canada, Inc.
         Baan Latin America, Inc.
         Baan Brasil Sistemas de Informatica Ltda.
         Baan Mexico, S.A. de C.V.
         Baan Mexico Servicios, S.A. de C.V.
         Baan Argentina Ltda.
         Baan Colombia Ltda.
         Baan Venezuela, S.A.
         Baan Info Systems India Pvt. Ltd.
         Baan Software India Pvt. Ltd.
         Baan Japan Co., Ltd.
         Baan (Malaysia) Sdn. Bhd.
         Baan Singapore Pte. Ltd.
         Baan Australia Pty. Ltd.
         Baan Iberica I.S., S.A.
         Baan Polska Sp. Z.o.o.
         Baan Italia S.r.1.
         Baan Chile Sistemas de Informatica Ltda.
         Baan China Limited
         Baan Peru, S.A.
         Berclain Group Inc.
           Berclain Canada Inc.
           Berclain USA Ltd.
           Berclain (Deutschland) GmbH
         Antalys, Inc.

                                                                     EXHIBIT A.2

                  CONSENT OF MORET ERNST & YOUNG ACCOUNTANTS,
                              INDEPENDENT AUDITORS

     We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-92502) pertaining to the 1993 Stock Plan, the 1995 Director Option Plan, the 1995 Employee Stock Purchase Plan for U.S. Employees and the 1995 Employee Stock Purchase Plan for Non-U.S. Employees of our report dated January 24, 1997, with respect to the consolidated financial statements of Baan Company N.V. included in the Annual Report (Form 20-F) for the year ended December 31, 1996.

                                          MORET ERNST & YOUNG ACCOUNTANTS

Utrecht, The Netherlands
April 28, 1997

                                                                     EXHIBIT A.3

             STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                    YEARS ENDED DECEMBER 31,
                                                                 ------------------------------
                           PRIMARY:                               1994       1995        1996
---------------------------------------------------------------  ------     -------     -------
Common Shares outstanding......................................  64,234      77,766      87,920
Common Shares options (when dilutive)..........................     764       7,680       6,787
Shares related to SAB No. 64 and 83............................  14,390       3,598          --
                                                                 ------     -------     -------
Total weighted average common and common equivalent shares
  outstanding..................................................  79,388      89,044      94,707
                                                                 ======     =======     =======
Net income.....................................................  $1,198     $15,279     $36,333
                                                                 ======     =======     =======
Net income per share...........................................  $ 0.02     $  0.17     $  0.38
                                                                 ======     =======     =======

     Fully diluted information is not presented as there would be no impact on earnings per share data.