Form 20-F
period 1997-12-31
BAAN CO N V
filed 1998-05-04
CIK 944624

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                   OF THE SECURITIES EXCHANGE ACT OF 1934; or

           [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1997

            [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                 For the transition period ________ to ________

                           Commission File No. 0-26052

                                BAAN COMPANY N.V.
             (Exact name of registrant as specified in its charter)

                                 THE NETHERLANDS
                 (Jurisdiction of incorporation or organization)

                               Vanenburgerallee 13
                                 3882 RH Putten
                                 The Netherlands
                                       and
                               11911 Freedom Drive
                              Reston, Virginia, USA
                   (Addresses of principal executive offices)

       Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None

       Securities registered or to be registered pursuant to Section 12(g) of the Act:
                         Common Stock, NLG .06 Par Value

  Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None

As of December 31, 1997, the registrant had outstanding 193,698,784 Common
Shares,

NLG0.06 par value

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

                           Item 17 [ ] Item 18 [X]

                                     PART I

ITEM 1.  Description of Business

GENERAL


        The Baan Company is a leading provider of enterprise business management software for an open systems, client/server computing environment. Its suite of enterprise applications controls and automates business processes, ranging from sales, accounting, order management, supply chain management and inventory procurement, to planning and scheduling, manufacturing, and finished-goods delivery. The Company's products address an organization's entire value chain, from front-office functions (such as interaction with customers and sales) to the more traditional back-office operations (such as order management and inventory control) associated with Enterprise Resource Planning ("ERP"). Baan's software is targeted at organizations needing to increase their market advantage and global competitiveness by continually improving business processes.

        While its products have the functional depth for many market segments, the Company has optimized its products, services, and marketing efforts for manufacturing companies of all sizes and their entire supply/demand chain. Within the manufacturing market, Baan focuses on five industries: process (e.g., food/beverage, chemicals, plastics, paper), automotive, high-tech/electronics, project (e.g., heavy equipment) and hybrid manufacturing (e.g., made-to-stock, repetitive, assemble-to-order), and aerospace/defense. Baan selected these markets based on three factors: well-defined supply and demand chains; a focus on industry best practices; and market dynamics that require continuous assessment and re-assessment of business processes and the underlying information technology ("IT") infrastructure. Baan actively works with industry leaders and partners in each market sector to help ensure that the Company offers highly competitive products and services which closely meet that industry's unique requirements. As Baan expands its offerings, especially in the area of front-office solutions with Customer Interaction Software ("CIS") products, it is gaining special expertise in other vertical industries, such as healthcare, energy and utilities, telecommunications, and financial services and insurance.

        The cornerstone of Baan's strategy is delivery of scalable, flexible solutions that can be implemented rapidly in heterogeneous computing environments and reconfigured as business conditions and needs change. To do this, the Company focuses on intuitive, graphical business modeling as a starting point for software implementation. As a result, Baan's software typically can be configured and implemented in as short as three to twelve months, which the Company believes provides it with a competitive advantage. In addition, ongoing adjustments can be made easily to the system in response to changing market demands and changes in production and operational processes. According to leading market analysts from organizations such as Aberdeen Group, Advanced

Manufacturing Research, META Group, and Gartner Group, rapid implementation and easy reconfiguration are critical differentiators for Baan's market space.

        In addition, through acquisitions and alignment with certain business partners, Baan has positioned itself as an applications company that delivers more than just basic ERP solutions. Examples of solutions that go beyond ERP are its new offerings in CIS and supply chain management. The Company's experience is that basic ERP functionality does not meet all the needs of many organizations and must be supplemented with related applications that address a company's value chain, defined as all operations and functions that must be coordinated to design, manufacture, market, and sell products and services to customers efficiently. Each operation and interaction in the chain must be integrated and add optimum value to the process and the outcome. Even as Baan is broadening its focus beyond ERP, the Company believes it is now considered by market analysts to be one of the principal ERP vendors that regularly compete for the largest enterprise-wide sales. The Company believes that the flexible, open approach of its core ERP product, as well as its supplemental product and service offerings, give it a competitive advantage. While many large corporations have implemented or are anticipating implementation of an ERP system, Baan believes growth momentum in the ERP market in the future will also be in the mid-market (i.e., small to medium sized companies), where the Company has been successful historically and where it believes that it has certain advantages over competitors.


        Founded in The Netherlands in 1978, Baan shipped its first information systems in 1982. It now has dual headquarters in Putten, The Netherlands, and Reston, Virginia, United States of America, and direct and indirect sales channels operating in 80 countries. Since 1995, the Company has significantly expanded its sales and service presence in North America, Latin America and certain European and Asian markets. To date, more than 2,800 of its enterprise systems have been implemented at approximately 4,800 sites around the world. The Company's net revenues have increased from $226.7 million in 1995 to $679.6 million in 1997. The Company's number of employees has more than doubled from 1,618 employees at December 31, 1995 to 4,254 at December 31, 1997.


        Baan Company N.V. is a Netherlands holding company with its statutory seat in Barneveld, The Netherlands, and conducts business through its domestic and international subsidiaries. Baan Holding B.V., the predecessor of Baan Company N.V., was incorporated in 1983. References in this Form 20-F to "Baan" or "the Company," unless the context otherwise requires, relate to Baan Company N.V., its predecessor, Baan Holding B.V. and its subsidiaries. The Company's headquarters are at Vanenburgerallee 13, 3882 RH, Putten, The Netherlands, telephone number +31 (0)341-375555, and at 11911 Freedom Drive, Reston, Virginia, United States of America 20190, telephone number +(1)703-471-8785.

INDUSTRY BACKGROUND


        In most businesses today, market dynamics require continuous assessment and improvement of business processes and the underlying information technology ("IT") infrastructure for companies to stay competitive. The pace of change in companies, and their respective industries and supply chains has accelerated, fueled by instant access to information (most notably through the Internet and World Wide Web), and increasing global competitiveness. These same dynamics are creating better informed and more demanding customers. In addition, issues such as the challenges in re-programming older computers to recognize the year 2000 date code fields and the requirement for multi-currency reporting due to the anticipated single European Monetary Unit (EMU) are forcing companies to update their IT infrastructures.


        The ERP industry is rooted in the control automation market of the 1960s and 1970s and the manufacturing planning software market of the 1980s. The key challenges for the industry in the 1990s have been: 1) longer-than-expected implementation times, due in part to complex products and exacerbated by the human factor involved in complex business transformations; 2) scalability, or the capacity of the product to easily grow with the business and adapt and re-adapt to inevitable business changes; 3) integration with other systems, functions and processes inside and outside the company (e.g., those of suppliers, distributors, customers) to achieve a seamless "closed loop" solution that encompasses the extended enterprise and the entire value chain; and 4) price and complexity of ERP products and the associated implementation, which have been prohibitive for smaller enterprises, many of which have the same compelling business needs as their larger counterparts.

BAAN'S STRATEGY

        Baan believes it has done an effective job of addressing the key ERP industry challenges through a combination of strategies that emphasize product innovation, expansion of capabilities through acquisitions and business partnerships, and a focus that is consistent with its core competencies and values. Baan's key strategies are as follows:

        SIMPLIFY THE COMPLEXITY AND REDUCE THE RISK OF TRADITIONAL ERP IMPLEMENTATION.


               Baan's core product, BAAN IV, is based on a distributed, client/server, flexible architecture that is independent of hardware, operating system, and database platforms. This allows users to scale the product with the organization, integrating components from Baan or others as it grows and changes, and to implement the solution in heterogeneous, multisite, multinational environments. The Baan solution employs a unique approach, called Baan Dynamic Enterprise Modeling ("DEM"), that allows organizations to model their own business practices and processes and link these directly with the functional modules of the software. By modeling their own business rather than being constrained by prescribed models that are typical of other ERP systems, implementation, as well as reconfiguration and re-implementation when changes occur, is easier because of the direct relationship between the business modeling capabilities and the enterprise applications. Baan's Orgware product, which is the enabling technology for Baan DEM, comprises a suite of software implementation tools, methodologies, best business practices templates, and end-user training solutions, all designed to speed implementation and make it less complex and easier for the customer.


               The Company expects to continue to provide innovative product enhancements, new capabilities and approaches -- directly or through partnerships with others -- to further simplify ERP implementation and make it cost-effective and achievable for organizations of all sizes.


        TARGET SMALL TO MEDIUM SIZED ENTERPRISES ("SME") TO BRING BIG COMPANY ERP CAPABILITIES TO THE MID-MARKET.

               Baan is pursuing a strategy of bringing robust ERP functionality to smaller enterprises, generally those with annual revenue of between $50 million and $350 million. Baan believes this market has not been well served, both because of the inherent complexity of most products and implementations and because the IT transformation readiness of smaller organizations has lagged that of larger enterprises. Baan's product, which can support four users as well as several thousand, scales readily to smaller applications and its Baan DEM approach makes it easier to implement in organizations that may have fewer and less sophisticated IT resources. In 1997, Baan began dedicating marketing, development, support and sales resources to focus on the mid-market, and it has established an indirect channel of distribution comprising consultants, system integrators and authorized value added resellers
        (VARs) to address the particular needs of this market, including cost-effective delivery, and to facilitate market penetration efficiently. In 1997, Baan Midmarket Solutions ("BMS") was formed by the Company (15% ownership interest) and Baan Investment B.V. (85% ownership interest). Baan Investment B.V. is the principal shareholder of the Company. The goal of BMS is to establish market leadership in the SME segment of the ERP market by building a strong reseller network, consolidating the existing indirect channel for ERP products and CIS and other front-office productivity software of Baan and other vendors, and implementing a volume driven market strategy. The Company expects that BMS will become the principal purchaser of software licenses for the indirect channel, which will then resell to both independent VARs and the Baan Business Systems ("BBS") companies and that BMS will create supportive infrastructure and provide channel management. In addition, because of the increasing utilization of the Microsoft NT computing platform by mid-market companies, Baan is leveraging its early integration of the Microsoft BackOffice suite for NT with BAAN IV within this market. The Company believes its ability to further minimize product complexity, improve ease-of-use, facilitate implementation, and provide quality service and support through qualified partners is key to success in the SME market. See "Item 13 - Interest of Management In Certain Transactions".


        FOCUS ON STRATEGIC VERTICAL MARKETS, EXPANDING TO NEW MARKETS AS APPROPRIATE.

               Baan believes it can serve its customers better and optimize its own resources by focusing on strategic vertical markets in which the Company's products provide particular utility and for which the Company can effectively develop specific configurations, templates and software packages. Baan believes its vertical market approach allows the Company to acquire a depth of knowledge and expertise in a particular industry, and it expects to address new targeted vertical industries over time.

               Baan currently focuses on five industries in the manufacturing market: process, automotive, high-tech/electronics, project and hybrid manufacturing, and aerospace and defense. For each of these, the Company provides the following: (1) focused product development that adds functionality important to the industry; (2) focused solution centers designed to integrate all activities related to the industry; (3) partnerships with third-party suppliers and others who have a special expertise and established reputation in the industry, and (4) partnerships with customers that are considered leaders in the industry who can demonstrate the quality and effectiveness of the Baan solution and provide input on future product and program enhancements.

        ACQUIRE COMPATIBLE APPLICATIONS, PARTNER WITH OTHERS, OR BUILD NEW CAPABILITIES INTERNALLY TO PROVIDE A "CLOSED LOOP" SOLUTION FOR THE EXTENDED ENTERPRISE.

               Baan has a strategy of acquiring companies or technologies, collaborating with others, or developing new products internally to expand and broaden the ERP solution to include the entire value chain. Because of its own product's inherent openness and scalability, partnerships with "best-of-market" complementary applications and functionality are possible.


               The Company acquired Berclain Group, Inc. ("Berclain") in 1996, adding a constraint-based scheduling system that helps customers optimize diverse resources across the supply chain. The Company acquired Aurum Software, Inc. ("Aurum") in 1997 and Antalys Inc. ("Antalys") in 1996 to offer, respectively, Customer Interaction Software ("CIS") and software that automates the configuration of complex products and services. In late 1997, the Company completed the acquisition of Beologic A/S ("Beologic"), a Danish sales configurator company, and Matrix Holding BV ("Matrix"), a Dutch sales automation company as a complement to its CIS products. As a result of these acquisitions, Baan believes it is the first supplier to offer an extended enterprise solution to incorporate front-office applications with ERP applications.


               The Company also uses strategic partnerships to complement its products and technology. For example, in 1997 Baan formed a joint venture with Hyperion Software to enhance its overall financials offering. Also in 1997, Baan took a minority interest investment in Meta Software M.S., S.A. ("Meta4") to resell and utilize its human resource management products and technology.


               Utilizing technologies such as Electronic Data Interchange ("EDI") and the Internet, enterprise software providers have been able to bring the supply chain (e.g., vendors who supply components for finished products) into the enterprise information loop. But these systems have stopped short of tightly integrating the customer and sales force (i.e., the demand side of manufacturing). In a "closed loop" scenario, customers, distributors and the sales force have direct access to manufacturing and supplier information. This enables the customer to "reach" into the manufacturing environment and order a product that meets exact needs and is both manufacturable and profitable for the supplier. The Company expects to continue to acquire technologies and pursue partnerships with others to supplement its own development efforts to provide the most robust, integrated closed loop solution possible for the extended enterprise.


        PURSUE PRODUCT INNOVATION.


               As a technology innovator, Baan has made substantial investments since its inception in research and product development. Research and development ("R&D") expenses increased from $45.8 million in 1996 to $90.8 million in 1997. Employees involved in R&D increased from 650 at December 31, 1996 to 1,341 at December 31, 1997. The Company has adopted a strategy of periodically reinventing its products in order to maintain a leading-edge solution to address market needs. Each new generation of Baan software consists of substantially rewritten code, providing higher performance and greater functionality.


               The Company has stated its intention to deliver a new product architecture that is adaptable for a component approach to offering a product suite that extends the traditional ERP model. This new architecture, which the Company intends to deliver during 1998, is expected to allow easier migration to new product releases and technologies and provide for easier integration of third-party applications.

        LEVERAGE THIRD-PARTY IMPLEMENTATION PROVIDERS.

               The Company delivers consistent global consulting programs, resources, and tools for the broad range of implementation complexities, from multisite, global projects to departmental activities. The success of ERP systems is often tied to highly trained technical personnel providing implementation and consulting services that enable customers to rapidly achieve return on their investments. Implementation partners provide Baan with an additional resource, allowing the Company to focus on its customers and software development activities.

               The Company currently has agreements with a number of leading third-party implementation providers, including the systems consulting groups of major public accounting firms such as KPMG Peat Marwick, and ICS Deloitte & Touche, and systems integrators such as Cap Gemini Sogeti, IBM Global Services, and Origin International. Partners are encouraged to incorporate their own implementation methodologies with those embedded in the Baan products to deliver the strongest implementation package possible.

        EXPAND GLOBAL DISTRIBUTION, SALES, SERVICES AND SUPPORT CAPABILITIES.

               Baan continues to expand its global infrastructure to provide sales and support services throughout the major markets of the world. This global presence positions Baan both to address local markets and to support its multinational customers. The Company has expanded its direct and indirect sales and support organizations and currently operates in 80 countries. For the Company as a whole, employees engaged in sales and marketing and in billable services (including support) at December 31, 1996 were 546 and 1,030, respectively, compared to 944 and 1,542 at December 31, 1997. The Company intends to continue to expand its sales and distribution channels and customer support organization.

               The Company utilizes both direct and indirect sales channels to increase the accessible markets in targeted areas, such as certain supply chain networks. In addition, Baan delivers products and provides an infrastructure that makes it easy for indirect channel partners to represent its products and provide local market service and support for smaller enterprises.

        EFFECTIVELY MANAGE GROWTH WHILE MAINTAINING CORE VALUES.


               The Company believes a key to its continuing success is its ability to manage its growth carefully and keeping its core values. Those values include (i) Innovation: recruiting and developing employees and partners committed to innovation in an environment free of departmental and geographic boundaries; (ii) Integrity: the expectation of honest, open, and ethical dealings at all times with all stakeholders; and (iii) Initiative: personal responsibility and the willingness to take calculated risks which may improve product or service offerings. Through these values, the Company aspires to lead the global software market in areas such as customer satisfaction, innovation, employee retention and development, product quality, and shareholder return.

               As the Company grows, it believes it must be increasingly vigilant in its pursuit of maintaining these values as it supports and leverages its growing customer base, employee population, affiliate network, and business partnerships and acquisitions. It believes it has an experienced management team, operating in a distributed leadership model, that is capable of managing the Company and its growth in a manner that allows it to participate in its chosen markets at a meaningful level over a long period.

PRODUCTS

        Baan has a portfolio of more than 100 software products, most of which are functional application modules integrated with BAAN IV, the current release of its core ERP solution. In addition to basic ERP solutions, Baan offers Customer Interaction Software and supply chain management solutions.

        ENTERPRISE RESOURCE PLANNING SOLUTIONS

        BAAN IV is an open systems, client/server solution that operates on a broad number of platforms. It supports distributed and mirrored databases, local and wide area networks, and multiple-user interfaces. It also supports many major languages (including multi-byte technology to support Asian character sets), and multiple currencies. It has been designed to support, within a single or multiple sites, multiple production and operational processes, permitting the management of multiple production methods, including integrated process and discrete manufacturing, as well as any manufacturing model along the "make-to-stock/engineer-to-order" continuum. Through both acquisitions and product and technology partnerships, Baan has been able to add what it considers to be best-of-market capabilities to its ERP solution. These supplementary capabilities include advanced financial packages for planning, budgeting, forecasting, consolidation and business analysis (Hyperion Software), advanced engineering and procurement monitoring and management (Aspect Development), and advanced human resources and payroll management (Meta4). BAAN IV itself consists of Baan ERP, Orgware, and Baan Tools.

        o BAAN ERP, which is Year 2000 compliant, includes integrated software modules for seven broad areas: manufacturing, constraint-based planning and scheduling, distribution and transportation, finance, service management, project management, and process manufacturing.

        o ORGWARE is a set of tools, templates, and methodologies for business modeling and rapid software implementation. Orgware is the enabling technology for Baan's delivery of Baan DEM, which facilitates implementation, adaptation and re-implementation of the system as business conditions change.

        o BAAN TOOLS is a fourth-generation language (4GL) software development toolset used by Baan, its implementation providers, and end-user customers to develop and modify Baan Applications.


        CUSTOMER INTERACTION SOFTWARE ("CIS")

        Baan added a CIS product suite in 1997 with the acquisition of Aurum Software, Inc. and the acquisition of other complementary products and technologies. Baan has acquired Antalys, Inc. (1996), Beologic A/S (1997), and Matrix Holding B.V.(1997), providing complementary sales configuration and sales automation capabilities. Baan believes it now provides the industry's most complete global front office solution for sales, marketing,service, and interactive selling. Among these applications are:

        o AURUM INTERACTIVE SELLING SOLUTION: a comprehensive sales automation product family that includes all the components to enable a collaborative buying and selling environment for presenting, tailoring, and configuring products to match customer needs.

        o AURUM CUSTOMER ENTERPRISE: a suite of sales, marketing, and service software that allows integration of customer-interaction data with back-office processes such as order processing, manufacturing, and distribution.

        SUPPLY CHAIN MANAGEMENT

        With its acquisition of Berclain (1996), Baan increased its capabilities in the area of supply chain management, allowing enterprises to link their operations easily and efficiently with those of their suppliers. Specifically, Baan offers a constraint-based scheduling and execution management system that enables coordination of plant-level production decisions with market demand. In addition, Baan offers World Wide Web-based solutions that provide the enterprise with connectivity tools enabling the supply and demand chain to work as a single unit. For example, it allows the automatic generation of key supply chain transaction reports -- such as stock levels and shipment status -- that can be transmitted via the Internet when predefined thresholds are met.

PRODUCT DEVELOPMENT


        The Company's research and development ("R&D") comprised a research group of 94 employees and a development group of 1,247 employees at December 31, 1997. The research group evaluates new and emerging technologies and methodologies. The organization develops prototypes to test the practical use of new concepts and helps determine how these concepts might be introduced into the Company's products. Research areas include intelligent resource planning, object-oriented technologies and functionality, money requirements planning, logistics tools, performance tools and extensions to Orgware to more closely integrate software to the customer's organization.

        The development group's activity is structured around multiple small teams. The Company employs concurrent engineering principles to ensure various product elements are kept in line with the whole product strategy and architecture. Development activities occur 24-hours-a-day among the Company's development sites across 11 countries. This distributed approach to development allows Baan to leverage the best software development talent and expertise around the world. Based on industrial production principles, each team focuses on the development of independent software components within a disciplined set of protocols that enable the components to work together as a final product. This enables the Company to manage the overall process in incremental elements and to track performance, identify problem areas, and add additional resources where necessary. The Company also maintains detailed release planning procedures to ensure integration, testing, and version control among different teams developing a single release. This team approach also allows development activity to be decentralized in order to take advantage of skill sets available in different parts of the world and to enable local requirements to be addressed near the markets where they are best understood. Development activities are performed primarily in The Netherlands, India, and the United States, with additional teams in eight other countries around the world.

        The Company's development organization is focusing on enhancements and customary error corrections to existing product versions, and development of future versions of the Company's software. Development activities are currently focused principally on the Company's next generation product line, which will utilize a new, adaptable component architecture designed to ease integration of disparate application components, from Baan and other vendors, and to make it easier for customers to gradually migrate to new release versions rather than having to migrate a full application suite across the entire company.

SALES AND MARKETING

        The Company sells and supports its products through direct and indirect sales and support organizations in 80 countries. In addition to its corporate headquarters in Putten, The Netherlands, and Reston, Virginia, United States of America, the Company maintains regional offices in Paris, France and Hanover, Germany (Europe, the Middle East, and Africa), and Singapore (Asia/Pacific) to support direct sales offices, distributors, and strategic partners. The Company has direct sales offices in 47 countries and also maintains independent distributors that market the Company's products and provide first-line support in 51 countries.


        In 1997, the Company had net revenues from unaffiliated customers of $253.4 million in its EMEA region, consisting of Europe, the Middle East and Africa, $277.4 million in North America, and $82.4 million in the rest of the world. This compares to 1996 net revenues of $178.0 million in the EMEA region, $169.9 million in North America, and $53.1 million in the rest of the world. See
Note 13 of Notes to Consolidated Financial Statements.

        The Company has organized its sales and marketing efforts around its focused vertical markets and its discrete approaches to selling to larger enterprises and their supply chains and to selling to small and mid-sized enterprises. For the larger enterprises, Baan uses a three-tier model that comprises (i) a direct sales force focused on selling to global companies who control the supply-and-demand chain companies in target industries, (ii) a direct sales force focused on companies with a similar profile yet regionally influential, and (iii) channel partners providing the Baan product and related services targeting the second- and third-tier suppliers of those target accounts.


        During 1996 and 1997, the Company made strategic decisions to increase the proportion of its sales which are generated and managed through indirect channels, rather than Company-funded and managed direct sales and support activities. The product end-users to be more heavily managed through indirect channels are small and medium enterprises ("SME"), typically having annual revenues of $50 million to $350 million. The Company believes that the SME market segment represents a significant market opportunity for its products, which can support less than 10 users as well as several thousand, scale readily to smaller applications, and through its Baan DEM approach can be implemented more easily and with fewer technical resources. Accordingly, building a highly effective indirect channel to serve the SME market segment is a key element of the Company's strategy. By supporting a network of complementary channel partners, including consultants, system integrators and value added resellers
(VARs) dedicated to these customers, Baan's goal is to deliver and support its products to the SME market on a more efficient and cost effective basis and thereby increase its SME market penetration. The Company believes that the ability to continue to minimize product complexity, improve ease-of-use, facilitate implementation, and provide quality service and support through qualified partners is key to success in the SME market segment.


        The Company currently has over 150 channel partners, of which approximately 15 are related third-party companies comprising the Baan Business Systems ("BBS") network. The Company's indirect channel has increased from 15 channel partners in 1996 covering two countries, The Netherlands and Germany, to over 150 channel partners covering over 15 countries, including France, Spain, United Kingdom, Canada, United States, Australia and Malaysia.

        In 1997, Baan Midmarket Solutions ("BMS") was formed by the Company (15% ownership interest) and Baan Investment B.V. (85% ownership interest). The goal of BMS is to establish market leadership in the SME segment of the ERP market by building a strong reseller network, consolidating the existing indirect channel for ERP products and CIS and other front-office productivity software of Baan and other vendors, and implementing a volume driven market strategy. The Company believes that working through BMS will provide an infrastructure and centralized channel management that will make the Company's channel partners more effective.


        Baan Investment B.V. ("BIBV," together with its subsidiaries the related parties), is controlled by Jan and J.G. Paul Baan, and owns approximately 39% of the outstanding Common Shares of the Company. BIBV has invested, in various new technologies, educational programs, research projects and sales, consulting and support activities in the ERP market. Often, these investments take the forms of joint ventures or partnerships, whose activities are aimed at the ERP market for packaged application software for business and business process improvement.
See "Item 13 - Interest of Management in Certain Transactions" and Note 10 of Notes to Consolidated Financial Statements.


CUSTOMERS


        As of December 31, 1997, the Company had licensed approximately 4,800 system installations to more than 2,800 customers worldwide. Customers range from four users to more than 25,000, which the Company believes demonstrates Baan's capability to deliver a solution for both the SME and large companies in the ERP market. In addition, Baan's customer base represents the full range of platform support, including database, hardware, and operating system platforms.


        Baan's strategy to focus on key vertical industries is reflected in its customer base. The Company expects to expand into additional vertical industries as it expands its offerings to enterprise applications beyond ERP. Key customers in each of its current vertical market segments include:

            PROCESS INDUSTRIES

            Apogee Enterprises
            The BICC Group
            Noranda Aluminum, Inc.
            Ready Bake Foods Inc.
            Sonoco Products Company

            AUTOMOTIVE

            Daf Trucks N.V.
            Dana Corporation
            Echlin Inc.
            Fiat Auto Mains S.r.l.
            Mercedes Benz US International, Inc.

            HIGH-TECH/ELECTRONICS

            Advanced Micro Devices, Inc.
            Flextronics International
            Hitachi Ltd.
            Northern Telecom Limited
            Solectron Corporation

            AEROSPACE AND DEFENSE

            The Boeing Company
            British Aerospace Limited
            Litton Electron Devices
            Lockheed Martin
            United Defense LP

            PROJECTS (HEAVY EQUIPMENT, HYBRID MANUFACTURING)

            Asea Brown Boveri Group
            BW/IP International, Inc.
            Carrier Corporation
            EUCLID-HITACHI Heavy Equipment, Inc.
            Komatsu Ltd.


        No customer accounted for 10% or more of total revenues in 1995 and 1996. Related party revenue from all such parties as a group accounted for 10% of the Company's total net revenues for 1997.


GLOBAL SERVICES AND SUPPORT

        The Company believes that it is essential to customer satisfaction and the Company's long-term success to facilitate the full and satisfactory implementation of the Company's products at customer sites. Accordingly, the Company provides a full range of value-added consulting, education and support services directly to certain end-user customers, including project management to promote rapid and efficient software implementation, product consultancy, and technical support. The Company integrates these activities utilizing relationships with leading third-party providers of business process consulting and implementation and customization services for ERP systems. As of December 31, 1997, the Company had 1,542 employees in its customer support and services organization.

        Customer Support: The Company's Baan Support Centers (BSCs) provide technical maintenance and support to Baan's customers and distributors. Maintenance and support includes 24-hour customer support. The Baan Global Support organization consists of three main centers, located in Ede, The Netherlands; Grand Rapids, Michigan, USA; and Bombay, India, with auxiliary operations in Australia, Brazil, Germany, Japan,

Malaysia, Mexico, Singapore, South Africa and Spain. This presence helps the Company support customers and partners in different regions, language areas and time zones worldwide. The support centers are closely integrated with the Company's development organization.

        The Company provides maintenance and support services for an annual fee that entitles customers to receive maintenance and support services as well as enhancements and updates to their licensed version of software.

        Consulting Services: The Company provides a full range of fee-based consulting services, including enterprise modeling, project/program management, application consulting and technical consulting to its customers. Baan's strategy is to focus on those services that are believed to provide significant value with respect to the quality of implementation projects, while relying upon third parties to provide generic implementation services and customization services to customers. At year-end, Baan had more than 200 third-party consulting partners with more than 8,000 trained consultants on staff, supplementing Baan's own consulting experts.

        In addition, the Company has implemented a 24 hours-per-day World Wide Web-based support service, called Baan CyberConsult, that allows customers and partners to obtain a significant amount of support electronically. Customers can enter requests and questions, check on the status of service calls, use a knowledge base with frequently-asked questions and obtain technical documentation.

        Education and Training: The Company offers fee-based education and training to its customers and to the Company's third-party implementation providers. It has educational services and products available in 20 countries and several languages. Its curriculum and instructional approach focuses on providing solutions that address two key areas of customer need: (a) decreasing the time to competency for those who will implement and maintain the system, and
(b) increasing the performance of employees who will use the new applications.

         Classes are offered through in-house facilities at Company offices in various locations, as well as on-site at customer locations. The Company's training approach is based on standardized components that can be configured for customer-specific training programs. The Company has also assisted implementation providers and customers in developing internal competency centers to support their Baan business activity.

        Project Management and Implementation Services: The Company provides fee-based project management and certain other implementation services to its customers. Baan's strategy is to focus on those services which are believed to provide significant value with respect to the quality of implementation projects, while relying upon third parties to provide implementation and customization services generally to end-user customers.

BUSINESS PARTNERS

        To augment its own offerings and infrastructure, the Company has partnered with leading technology and service providers. This includes implementation and value-added resale partners, such as Compuware Corporation, Origin International, IBM Global Services, and KPMG Peat Marwick, and technology partners, such as Microsoft Corporation, Sun Microsystems, Inc., Hewlett-Packard Company, Compaq Computer Corporation, Intel Corporation, Informix Software Inc., and Digital Equipment Corporation. Baan has also pursued a strategy of partnering with enterprise application suppliers as a means of creating a portfolio of robust and compatible functionality that can be integrated for a closed loop solution for the extended enterprise.

        Software Applications Partners (including Acquisitions): The Company strives to identify and integrate best-of-breed technologies and applications in order to provide a "whole" product to its customers and extend the footprint of ERP. In 1997 Baan formed a partnership with Hyperion Software to enhance the Company's product capabilities for financial applications. The Company has also completed several acquisitions to extend its capabilities. In 1996, the Company acquired Berclain, adding a constraint-based scheduling system that helps customers optimize diverse resources across the supply chain. The Company acquired Aurum Software in 1997 and Antalys in 1996 to offer, respectively, customer interaction software and software that automates the configuration of complex products and services. As a result of these acquisitions, Baan believes it is the first supplier to offer an extended enterprise solution to incorporate front-office applications with ERP applications.

        Third-Party Implementation Partners: The Company works closely with and is significantly dependent upon third-party implementation providers such as systems consulting and systems integration firms, to provide implementation and customization services to the Company's customers. The Company maintains the quality of services performed by third-party implementation providers by carefully selecting those organizations, training them to provide internationally uniform implementation services, evaluating their performance on a regular basis and encouraging continual exchange of knowledge and experience. These providers use the Company's methodologies and tools found in Orgware when conducting implementations, which enhances the ability of such providers to provide process re-design and implementation services.

COMPETITION

        The enterprise business application software market is highly competitive, is changing rapidly, and is significantly affected by new product introductions, geographical regional market growth, integration of supply chain networks, and issues related to policy such as the anticipated requirements of the European Monetary Unit and the year 2000 date change. Baan's products are targeted at the market for open systems-based, client/server ERP software solutions, and the Company's current and prospective competitors offer a variety of products and solutions to address this market.

        In its traditional ERP manufacturing markets, the Company's primary competition comes from a large number of independent software vendors and other sources, including (i) companies offering either standard or fully customized applications that run on mainframe computer systems, such as SAP AG ("SAP");
(ii) companies offering applications that run on AS/400 and other mid-range computers, including System Software Associates, Inc., Marcam Corporation, and J.D. Edwards (each of which has introduced a client/server product); and (iii) companies offering applications that run on UNIX- or Windows NT-based systems in a client/server environment such as SAP and Oracle Corporation ("Oracle"). The Company also faces indirect competition from suppliers of custom-developed business application software that have focused mainly on proprietary mainframe- and minicomputer-based systems with highly customized software, such as the systems consulting groups of the major public accounting firms, as well as systems integrators. Additionally, the Company faces indirect competition from "home-grown" systems developed by the internal MIS departments of large organizations. In the future, the Company's competitors could introduce products with more features and lower prices than the Company's products, and could also seek competitive advantage by bundling existing or new products and services with other, more established products and services.

        As the company pursues its strategy to more aggressively target the SME market segment and to expand into enterprise applications beyond the traditional ERP solutions, it expects to have additional competitors from both a number of smaller companies that offer such applications for the SME market segment, as well as established ERP vendors, such as SAP and Oracle. For its products outside the ERP market, the Company competes with a number of companies, including Siebel Systems, that offer software solutions for the CIS or front-office productivity market.

        Many of the Company's competitors have longer operating histories, significantly greater financial, technical, marketing and other resources than the Company, greater name recognition, and a larger installed base of customers. In addition, certain competitors, including SAP and Oracle, have well-established relationships with present or potential customers of the Company. Further, because the Company's products run on relational database management systems ("RDBMS") and Oracle has the largest market share for RDBMS software, Oracle may have a competitive advantage in selling its application products to its RDBMS customer base. The Company may also face market resistance from the large installed base of legacy systems because of the reluctance of these customers to commit the time and effort necessary to convert to an open systems-based, client/server, software solution. Furthermore, as the client/server computer market develops, companies with significantly greater resources than the Company could attempt to increase their presence in this market by acquiring or forming strategic alliances with competitors of the Company.


        The principal competitive factors affecting the market for the Company's software products are responsiveness to customer needs, product architecture, functionality, speed of implementation, ease of use, performance and features, quality and reliability, breadth of distribution, vendor and product reputation, quality of customer support and price. Based on these factors, the Company believes it has competed effectively to date. In order to be successful in the future, the Company must continue to respond promptly and effectively to the challenges of technological change and its competitors' innovations by continually enhancing its own product offerings or adding to its product portfolio. There can be no assurance, however, that the Company's products will continue to compete favorably or that the Company will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or by new companies entering this market. In addition, because the Company often relies on third-party implementation providers for implementation and other support of its products, there can be no assurance that these third parties will maintain sufficiently high quality standards so that the Company's reputation and competitive position will not be adversely affected.

        The Company relies on a number of systems consulting and systems integration firms for implementation and other customer support services, as well as for recommendations of its products during the evaluation stage of the purchase process. Although the Company seeks to maintain close relationships with these third parties, many of them have similar, and often more established, relationships with the Company's principal competitors. If the Company is unable to develop and retain effective, long-term relationships with these third parties, it would adversely affect the Company's competitive position. Further, there can be no assurance that these third parties, many of which have significantly greater financial, technical and marketing resources than the Company, will not market software products in competition with the Company in the future or will not otherwise reduce or discontinue their relationships with or support of the Company and its products.

        The Company believes its success has been due in part to its focus on the client/server architecture of its software products and innovative approaches to applying the technology (such as Baan DEM and Orgware). The Company's principal competitors currently offer products using client/server architecture and are focusing on reducing the entire service effort necessary to implement their products. As a result, competition among providers of client/server-based ERP products is likely to increase substantially. The Company also believes that by expanding its current product breadth, it will encounter competitive pressure from niche market competitors. Increased competition could include greater competition based upon price, which could result in price reductions and loss of market share. There can be no assurance that the Company will be able to compete successfully with existing or new competitors or that competition will not have a material adverse effect on the Company's business.


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

   The Company licenses Baan products to end-users under license agreements which generally allow the end-user to use the Baan products solely for the end-user's internal purposes, and the end-user is generally prohibited from sublicensing or transferring the Baan products. The agreements generally provide that the Company's warranty for Baan products is applicable for a limited period of time and is limited to correction or replacement of the affected product. Generally, the end-user may terminate the license agreement at any time, although typically the end-user remains responsible for any accrued and unpaid license fee.

   Baan products are not only licensed to end-users by the Company, but also by independent third-party distributors. Although the Company seeks to establish the conditions under which Baan products are licensed by such distributors to end-users, the Company cannot assure that such distributors do not use other conditions.

   The Company from time to time receives notices from third parties claiming infringement by the Company's products of third-party proprietary rights. The Company expects that software products will increasingly be subject to such claims as the number of products and competitors in the Company's industry segment grows and the functionality of products overlap. Any such claim, with or without merit, could be time-consuming, result in costly litigation, or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all. In the event of a successful claim against the Company and the failure of the Company to develop or license a substitute technology, the Company's business and operating results would be materially adversely effected.

EMPLOYEES

        As of December 31, 1997, the Company had 4,254 full-time employees, of which 1,341 were engaged in research in development, 944 in sales and marketing, 1,542 in billable services, including product support, and 427 in finance and general administration. Full-time employees in 1996 and 1995 were 2,568 and 1,618, respectively. In The Netherlands, certain of the Company's employees are represented by statutory Works Councils. Each such Works Council, required under Netherlands law to be established by a company with more than a specified number of employees, is an independent body elected by the employees of a business. In general, the employer is required to seek the approval and/or advice of the Works Council before proceeding with making certain significant decisions affecting the employees and the business. None of the Company's employees is represented by any collective bargaining agreements and the Company has never experienced a work stoppage. The Company believes its employee relations are excellent. The Company's success depends to a significant extent upon a limited number of key employees and other members of senior management of the Company. There can be no assurance that the Company will be successful in attracting and retaining such personnel, and the failure to do so could have a material adverse effect on the Company's business.

ITEM 2.  PROPERTIES

   The Company's executive offices are located in Putten, The Netherlands and in Reston, Virginia with its statutory seat at Barneveld, The Netherlands. The Company also has direct sales offices in 47 countries. The Company leases its office and research and development facilities with leases of various duration. Certain of these properties are leased from affiliates of the Company. The Company is currently seeking additional facilities space to support growth, but believes that its existing and currently planned domestic and international facilities will be sufficient to meet its needs for at least the next twelve months. See Note 12 of Notes to Consolidated Financial Statements.


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


ITEM 4.  CONTROL OF REGISTRANT

   To the Company's knowledge, it is not owned or controlled by another corporation or by any foreign government. The table below sets forth certain information with respect to the beneficial ownership of Common Shares as of April 2, 1998 by (i) any person known to the Company to be the owner of more than ten percent of the Common Shares, and (ii) the total amount of Common Shares owned by all officers and directors as a group:

                                                    SHARES      APPROXIMATE
                                                  BENEFICIALLY   PERCENT
NAME AND ADDRESS OF BENEFICIAL OWNER               OWNED (2)      OWNED
------------------------------------              ------------  -----------
Baan Investment B.V.(1) .....................      75,577,960      38.66%
Vanenburgerallee 13
PO Box 231
3880 AE Putten
The Netherlands

General Atlantic Partners (3) ...............       6,993,290       3.58%


All directors and
executive officers as a group (10)persons)(4)       4,717,202       2.41%

----------------

(1)     Shares exclude shares owned by Jan Baan and J.G. Paul Baan.

(2) Applicable percentage of ownership is based on approximately 195,490,140 Common Shares outstanding as of April 2, 1998, together with the applicable options for each shareholder. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission, and includes voting and investment power with respect to shares. Shares subject to options currently exercisable within 60 days after April 2, 1998, are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

(3) Includes 6,676,283 shares held by General Atlantic Partners V, L.P. and 317,007 shares held by GAP Coinvestment Partners, L.P. The general partner of General Atlantic Partners V, L.P. is General Atlantic Partners, LLC, a Delaware limited liability company. The managing members of General Atlantic Partners, LLC are Steven A. Denning, David
        C. Hodgson, Stephen P. Reynolds, J. Michael Cline, William O. Grabe and William E. Ford. The same individuals are the general partners of GAP Coinvestment Partners, L.P. Messrs. Hodgson and Grabe, directors of the Company, are managing members of General Atlantic Partners, LLC and general partners of GAP Coinvestment Partners, L.P.. Messrs. Hodgson and Grabe disclaim beneficial ownership of shares owned by General Atlantic Partners V, L.P. and GAP Coinvestment Partners, L.P. except to the extent of their respective pecuniary interests therein.

(4) Includes 3,591,820 shares issuable upon exercise of options to purchase Common Shares granted to executive officers and directors of the Company which are exercisable within 60 days after April 2, 1998. Excludes shares owned by Baan Investment B.V.



ITEM 5.  NATURE OF TRADING MARKET

   The Company's Common Shares are quoted on the Nasdaq National Market under the symbol "BAANF" and on the Official Market of the Amsterdam Stock Exchange under the symbol "BAAN." The following table lists the high and low closing prices since the Company's Common Shares began trading on the Nasdaq National Market on May 19, 1995 and began trading on the Official Market of the Amsterdam Stock Exchange on May 23, 1995, after giving effect for two-for-one stock splits that were effective May 1996 and December 1997.



                                                                 NASDAQ NATIONAL                 AMSTERDAM STOCK
                                                                     MARKET                          EXCHANGE
                                                            --------------------------      ---------------------------
                                                               HIGH             LOW            HIGH             LOW
                                                            ---------       ----------      ---------       -----------
             Fiscal 1995:
               Second Quarter (From May 19, 1995).........  $ 7 23/32       $ 5   9/16      NLG 11.98       NLG   8.63
               Third Quarter..............................   12  3/32         7   7/16          19.58            12.88
               Fourth Quarter.............................   11 17/32         8  61/64          18.80            14.13
             Fiscal 1996:
               First Quarter..............................   15 11/32        10  11/64          25.70            16.73
               Second Quarter.............................   18 27/32        12  21/32          33.40            21.25
               Third Quarter..............................   18              13    3/8          31.40            22.95
               Fourth Quarter.............................   20  1/16        15    5/8          34.95            28.25
             Fiscal 1997:
               First Quarter..............................   25 11/16        17   7/16          47.70            30.50
               Second Quarter.............................   34   7/8        21   5/16          66.85            41.00
               Third Quarter..............................   40 13/16        28   9/16          81.75            60.50
               Fourth Quarter.............................   39              31   9/16          78.00            64.35


   On March 31, 1998, the closing prices of the Company's Common Shares were $47.88 per share as reported by the Nasdaq National Market and NLG 99.70 per share as reported by the Official Market of the Amsterdam Stock Exchange.

   On March 31, 1998 the exchange rate of Dutch guilders into U.S. dollars (the New York foreign exchange selling rate) was NLG 2.0836/$1.


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


ITEM 7. TAXATION

   The following is a summary of certain Netherlands and U.S. federal income tax consequences relating to an investment in the Company's Common Shares. This summary does not deal with all possible tax consequences relating to holding the Company's Common Shares. In particular, the discussion does not address the tax consequences under state, local and other (e.g., non-U.S. or non-Netherlands) tax laws, nor does it address special circumstances that may apply to any individual investor. Accordingly, each prospective investor should consult its tax advisor regarding the tax consequences to it of an investment in the Common Shares. The following discussion is based upon the analysis of the Code, the Regulations thereunder, current case law, and published rulings, both for U.S. and Netherlands purposes.

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

   Generally, a holder of Common Shares will not have a substantial interest if he, his spouse, certain other relatives (including foster children) or certain persons sharing his household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, shares representing five per cent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Company. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

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

    TAXATION OF DIVIDENDS

   The gross amount (before reduction for withholding taxes) of a distribution with respect to the Common Shares will be a dividend to a U.S. Shareholder, taxable as ordinary income, to the extent of the Company's current or accumulated earnings or profits (as determined under U.S. federal income tax principles). Distributions paid by the Company in excess of current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Shareholder's adjusted tax basis in his or her Common Shares, and thereafter as a gain from the sale or exchange of a capital asset. These dividends are generally not eligible for the dividends-received deduction otherwise allowed to U.S. corporate shareholders on dividends from U.S. domestic corporations. The amount of any distribution paid in guilders will be equal to the U.S. dollar value of the guilders on the date of receipt, regardless of whether the U.S. Shareholder converts the payment into U.S. dollars. Gain or loss, if any, recognized by a U.S. Shareholder on the sale or disposition of guilders will be U.S. source ordinary income or loss. A U.S. Shareholder may elect annually either to deduct The Netherlands withholding tax (see "Netherlands Taxation") against its income or take the withholding taxes as a credit against its U.S. tax liability, subject to U.S. foreign tax credit limitation rules discussed above. Dividend income will be income from sources outside the United States for foreign tax credit limitation purposes. Dividend income generally will be either " passive" income or "financial services" income, depending on the particular U.S. Shareholder's circumstances.

   Payments of dividends on the Common Shares to a Non-U.S. Shareholder generally will not be subject to U.S. federal income tax unless such income is effectively connected with the conduct by such Non-U.S. Shareholder of a trade or business in the United States.

    DISPOSITIONS OF COMMON SHARES

   A U.S. Shareholder will recognize gain or loss for U.S. federal income tax purposes upon the sale or other disposition of Common Shares in an amount equal to the difference between the amount realized and the U.S. Shareholder's tax basis in the Common Shares. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Common Shares have been held (or deemed held) for more than 18 months.

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

    ITEM 8.  SELECTED FINANCIAL DATA

   The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and Notes thereto and other financial information included elsewhere in this Form 20-F. The statement of operations data set forth below for the years ended December 31, 1995, 1996 and 1997 and the balance sheet data as of December 31, 1996 and 1997 have been derived from the audited Consolidated Financial Statements of the Company included elsewhere in this Form 20-F. The statement of operations data for the years ended December 31, 1993 and 1994 and the balance sheet data at December 31, 1993, 1994 and 1995 have been derived from audited financial statements not included herein. The operating results for any period are not necessarily indicative of results for any future period. All accompanying consolidated financial statements have been restated to reflect the pooling of interests of the Company and Aurum Software, Inc., which was acquired in August 1997.


                                                                                     YEAR ENDED DECEMBER 31,
                                                               1993            1994           1995            1996           1997
                                                            ---------       ---------       ---------       ---------      ---------
                                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Statement of Operations Data:
Net revenues(1):
  License revenue ....................................      $  26,752       $  63,704       $ 118,894       $ 226,135      $ 367,101
  License revenue from related parties ...............             --              --              --          14,532         66,325
                                                            ---------       ---------       ---------       ---------      ---------
    Total license revenues ...........................         26,752          63,704         118,894         240,667        433,426
  Maintenance and service revenue ....................         27,939          48,762          84,434         163,580        244,875
  Hardware and other revenue .........................         13,636          16,370          23,357          11,295          1,295
                                                            ---------       ---------       ---------       ---------      ---------
    Total net revenues ...............................         68,327         128,836         226,685         415,542        679,596
                                                            ---------       ---------       ---------       ---------      ---------

Cost of revenues:
  Cost of license revenue ............................          1,820           3,397           6,678          14,442         31,212
  Cost of maintenance and service revenue ............         23,325          37,702          68,174         134,851        189,072
  Cost of hardware and other revenue .................         12,030          13,229          18,714           8,895            799
                                                            ---------       ---------       ---------       ---------      ---------
    Total cost of revenues ...........................         37,175          54,328          93,566         158,188        221,083
                                                            ---------       ---------       ---------       ---------      ---------

Gross profit .........................................         31,152          74,508         133,119         257,354        458,513
                                                            ---------       ---------       ---------       ---------      ---------

Operating expenses:
  Sales and marketing ................................         22,831          45,097          63,803         111,103        184,703
  Research and development ...........................          7,102          10,233          21,004          45,843         90,849
  General and administrative .........................          5,089          11,803          24,488          34,701         54,020
  Amortization of intangible assets ..................          1,279           2,172           4,701           6,125          6,054
  Restructuring and other expenses ...................          1,071           4,172              --              --         12,068
                                                            ---------       ---------       ---------       ---------      ---------
    Total operating expenses .........................         37,372          73,477         113,996         197,772        347,694
                                                            ---------       ---------       ---------       ---------      ---------
Income (loss) from operations ........................         (6,220)          1,031          19,123          59,582        110,819
Net interest and other income (expense) ..............           (315)         (1,074)          1,593             285          2,691
                                                            ---------       ---------       ---------       ---------      ---------
Income (loss) before income taxes and minority
  interest ...........................................         (6,535)            (43)         20,716          59,867        113,510
Provision for income taxes ...........................            608           2,171           9,817          23,255         36,354
Minority interest in (earnings) losses of consolidated
  subsidiaries .......................................            752            (976)            (72)             --             --
                                                            ---------       ---------       ---------       ---------      ---------
Net income (loss) ....................................      $  (6,391)      $  (3,190)      $  10,827       $  36,612      $  77,156
                                                            =========       =========       =========       =========      =========

Net income (loss) per share(2)
  Basic ..............................................      $   (0.04)      $   (0.02)      $    0.07       $    0.20      $    0.40
  Diluted ............................................      $   (0.04)      $   (0.02)      $    0.06       $    0.19      $    0.37

Shares used in per share calculation (2)
  Basic ..............................................        152,446         158,679         164,929         179,512        190,842
  Diluted ............................................        152,446         158,679         182,866         196,496        206,071


                                                                                DECEMBER 31,
                                                      -----------------------------------------------------------------
                                                        1993          1994          1995          1996           1997
                                                      ---------     ---------     --------      --------      ---------
                                                                               (IN THOUSANDS)
Balance Sheet Data:
Cash, cash equivalents and short-term marketable
  securities ...................................      $  1,917      $  9,402      $ 38,522      $240,853      $216,264
Working capital ................................         5,925         6,320        73,945       304,863       309,441
Total assets ...................................        53,461        83,331       196,416       496,973       722,409
Long-term debt, less current portion ...........         5,023         2,375         1,835       176,260       200,718
Shareholders' equity ...........................        10,088        18,731       117,948       203,016       290,465

----------

(1) See Note 10 of Notes to Consolidated Financial Statements for information concerning transactions with related parties.

(2) See Note 1 of Notes to Consolidated Financial Statements. The weighted average shares outstanding calculations have been restated because of the adoption of FAS 128 and SAB 98.


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

OVERVIEW

   The Company's business was founded in 1978 to provide financial and administrative consulting services and, in 1981, undertook the objective of providing broadly applicable, enterprise-wide information systems that are readily adaptable to changing technologies and end-user needs. The Company commenced shipment of its first information systems in 1982, and since that time has introduced several new generations of products and expanded its operations to encompass most major markets around the world. As a result of expansion in the market for open systems client/server-based ERP systems, greater market acceptance of the Company's products, and the Company's international expansion of its business, the Company's revenues have grown rapidly in recent years, increasing from $226.7 million in 1995 to $679.6 million in 1997.

   The Company realized operating losses in 1993 and 1994 before achieving a higher level of profitability in 1995, 1996 and 1997. The losses in 1993 and in 1994, notwithstanding substantial revenue increases in each such year, primarily reflected expenses associated with a strategic effort by the Company to expand its international presence, particularly in North America, as well as certain non-recurring operating expenses.


   The Company's principal source of revenues consists of license fees and related services, including consulting, training and maintenance. License revenues are derived from software licensing fees, and are recognized upon delivery if no significant vendor obligations remain, amounts are due within one year, and collection of the resulting receivable is deemed probable. Sales to third party and related party indirect channel partners are recorded at the time of product shipment, subject to certain conditions including an evaluation of the amount of inventory carried by the reseller channel. Maintenance and service revenues are derived from maintenance support services, training and consulting. Maintenance revenues from customer maintenance fees for ongoing customer support and product updates are recognized ratably over the term of the maintenance period, which is typically twelve months. Service revenues from training and consulting are recognized when the services are performed. Hardware revenues are derived from resales of third party hardware in connection with licenses of the Company's software, and are recognized upon installation and recognition of the related license revenue.


   In the last three years, the Company has experienced continued increases in license revenue as a percentage of total net revenue and has realized increased revenues from large individual licenses from customers in many industries and geographic locations. The Company expects that revenues from large individual licenses will continue to represent a significant percentage of total net revenue.


   In 1997, the Company acquired Aurum Software, Inc. ("Aurum"), a provider of enterprise-wide sales-force automation software and distribution services. The acquisition was accounted for as a pooling of interests. The accompanying consolidated financial statements are presented on a combined basis with Aurum for all periods presented. (See Note 11 of Notes to Consolidated Financial Statements.) Acquisitions involve a number of risks and difficulties, including technology acceptance, expansion into new geographic markets and business areas, the diversion of management's attention, the assimilation of the operations and personnel of acquired companies and the integration of acquired companies' business and financial reporting systems with those of the Company. If any such acquisition were to be unsuccessful, the Company's results of operations could be materially adversely affected.

See "Risk Factors - Integration of Acquisitions."

A significant portion of the Company's business is conducted in currencies other than the U.S. dollar (the currency in which its financial statements are stated), primarily the Dutch guilder and the German mark. The Company has historically recorded a majority of its expenses in guilders, especially research and development expenses, and a substantial majority of its revenues has been denominated in guilders, marks and U.S. dollars. As a result, appreciation in the value of the guilder relative to the value of the U.S. dollars could adversely affect operating results. Foreign currency transaction gains and losses arising from normal business operations (for example, gains and losses arising from the change in foreign exchange rates between the dates of booking revenue and collecting the foreign currency receivable) are credited to or charged against earnings in the period incurred. As a result, fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause currency transaction gains and losses. Starting in the fourth quarter of 1995, the Company began using derivative financial instruments on a selected basis to help offset the effects of exchange rate changes on intracompany cash flow exposures denominated in foreign currencies. These exposures include royalties, service fees and loans. The Company continues to evaluate its currency management policies. Notwithstanding the measures the Company has adopted, due to the number of currencies involved, the constantly changing currency exposures and the substantial volatility of currency exchange rates, there can be no assurance that the Company will not continue to experience currency losses in the future, nor can the Company predict the effect of exchange rate fluctuations upon future operating results. See "Risk Factors - International Operations and Currency Fluctuations."

       During 1996 and 1997, the Company made strategic decisions to increase the proportion of its sales which are generated and managed through indirect channels, rather than Company-Funded and managed direct sales and support activities. The product end-users to be more heavily managed through indirect channels are small and medium enterprises ("SME"), typically companies with annual revenues of from $50 million to $350 million. As a result of this shift to indirect channels, the Company expects that its revenues realized per license-seat sold will decrease, with a corresponding decrease in operating costs, since the Company will no longer require the infrastructure to manage such resellers and customers. The Company believes the indirect channels are better suited for selling to SME end-users.

       The Company has established certain procedures with respect to agreements with affiliated entities. These include a requirement that material agreements must be determined to be on terms no more or less favorable to the Company than could be obtained from unrelated third parties and must be considered and approved by the independent directors of the Company's Supervisory Board.


Recent Accounting Pronouncements

       In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements and is required to be adopted by the Company beginning in fiscal 1998. Additionally, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which establishes standards for the way that public business enterprises report information in annual statements and interim financial reports regarding operating segments, products and services, geographic areas and major customers. SFAS 131 will be effective for the Company for fiscal 1998 and will apply to both annual and interim financial reporting. The Company is evaluating the potential impact of these accounting pronouncements on required disclosures. SFAS 130 and SFAS 131 will not have a material impact on the financial condition or results of operations of the Company.


       In October 1997, the Accounting Standards Executive Committee issued Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by Statement of Position 98-4 which provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions and are effective for the Company's transactions entered into subsequent to December 31, 1997. The adoption of the SOP's in certain circumstances, may result in the deferral of software license revenues that would have been recognized upon delivery of the related software under the preceding accounting standard, SOP 91-1. Detailed implementation guidelines for the new standard have not yet been issued. Once issued, such detailed implementation guidance could lead to unanticipated changes in the Company's current revenue accounting practices and such changes could materially adversely affect the Company's revenues and earnings. Such implementation guidance may also necessitate substantial changes in the Company's business practices in order for the Company to continue to recognize a substantial portion of its license fee revenue upon delivery of its software products. Such changes may reduce demand, extend sales cycles, increase administrative costs and otherwise adversely affect operations. See Note 1 of Notes to Consolidated Financial Statements.


Year 2000

       The Company believes that the demand for the Company's products has been positively impacted by the increased corporate awareness of the Year 2000 problems and the need to upgrade and/or replace legacy applications in order to accommodate the change in date to the year 2000. Once these companies have completed their preparations, the software industry and the Company may experience a significant deceleration from the strong annual growth rates recently experienced in the client server and applications software marketplace.

       The Company has designed and tested the most current versions of its products to be year 2000 compliant. There can be no assurances that the Company's current products do not contain undetected errors or defects associated with the year 2000 date functions that may result in material costs to the Company. It has been widely reported that a significant amount of "business interruption" litigation will arise out of year 2000 compliance issues. It is uncertain whether or to what extent the Company may be affected by such litigation.


       Although the Company is not aware of any material operational issues or costs associated with preparing its internal systems for the year 2000, there can be no assurances that the Company will not experience unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in its internal systems, which are composed predominantly of the Company's own software products with respect to software and which also include third party software and hardware technology.


ANNUAL RESULTS OF OPERATIONS

   The following table sets forth for the periods indicated the percentage of total net revenues represented by certain items reflected in the Company's statements of operations:

                                                             YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1995       1996    1997
                                                          --------   ------   ------
                   Net revenues ......................      100%      100%     100%
                   Cost of revenues ..................       41        38       33
                                                            ---       ---      ---
                   Gross profit ......................       59        62       67
                                                            ---       ---      ---
                   Operating expenses:
                     Sales and marketing .............       28        27       27
                     Research and development ........        9        11       13
                     General and administrative ......       11         8        8
                     Amortization of intangible assets        2         1        1
                     Restructuring and other expenses        --        --        2
                                                            ---       ---      ---
                             Total operating expenses        50        47       51
                                                            ---       ---      ---
                   Income from operations ............        9        15       16
                   Provision for income taxes ........        4         6        5
                                                            ---       ---      ---
                   Net income ........................        5%        9%      11%
                                                            ===       ===      ===



   NET REVENUES. The following table sets forth, for the periods indicated, revenues by category and the percentage of total net revenues represented by each such category:


                                                                               YEAR ENDED DECEMBER 31,
                                                   --------------------------------------------------------------------------------
                                                             1995                         1996                        1997
                                                             ----                         ----                        ----
                                                       $             %              $             %              $          %
                                                    --------      --------       --------      --------       --------     --------
                                                                                    ($ IN THOUSANDS)
Net revenues:
  Total license revenue (see Note 10) ........      $118,894            53%      $240,667            58%      $433,426           64%
  Maintenance and service revenue ............        84,434            37        163,580            39        244,875           36
  Hardware and other revenue .................        23,357            10         11,295             3          1,295           --
                                                    --------      --------       --------      --------       --------     --------
          Total net revenues .................      $226,685           100%      $415,542           100%      $679,596          100%
                                                    ========      ========       ========      ========       ========     ========

   Total net revenues increased 64% ($264.1 million) to $679.6 million in 1997 from $415.5 million in 1996, and increased 83% in 1996 ($188.9 million) from $226.7 million in 1995, primarily due in each case to increased license revenues and associated maintenance and service revenues. License revenues increased 80% ($192.8 million) to $433.4 million in 1997 from $240.7 million in 1996, and increased 102% ($121.8 million) in 1996 from $118.9 million in 1995. License revenues also increased each year as a percentage of total net revenues. These increases in total license revenues and in total license revenue as a percentage of total net revenues resulted from both an increase in the number of software licenses and a higher average transaction size, and reflected the broader market trend toward client/server computing, acceptance of the Company's products, and expansion of the Company's operations. For 1997, the license revenue growth also reflects the Company's increased sales activity through indirect channels to the SME market segment. License sales to the SME market more than doubled in 1997 from 1996 levels and significantly increased the Company's license revenues with related party entities. No customer accounted for 10% or more of total net revenue in 1995 or 1996. Related party revenue from all such parties as a group accounted for 11% of the Company's total net revenues for 1997. Related party revenues were $66.3 million and $14.5 million for 1997 and 1996, respectively, representing 11% and 3% of total net revenues. See Note 10 to Notes to Consolidated Financial Statements.


   The Company operates its business in three principal geographic regions, namely, EMEA (Europe, Middle East and Africa), North America (United States and Canada) and Rest of World (Asia Pacific and Latin America). Total net revenues in the EMEA region increased 42% ($75.5 million) to $253.4 million in 1997 from $178.0 million in 1996 and increased 36% ($47.6 million) in 1996 from $130.3 million in 1995, representing 37%, 43% and 57% of total net revenues, respectively. Total net revenues in the North America region increased 63% ($107.5 million) to $277.4 million in 1997 from $169.9 million in 1996 and increased 132% ($96.7 million) in 1996 from $73.2 million in 1995, representing 41%, 41% and 32% of total net revenues, respectively. Total net revenues in the Rest of World region increased 55% ($29.3 million) to $82.4 million in 1997 from $53.1 million in 1996 and increased 129% ($30.0 million) in 1996 from $23.2 million in 1995, representing 12%, 13% and 11% of total net revenues, respectively.

   Within the EMEA region, a large proportion of the Company's total net revenues is derived from The Netherlands and Germany. In 1997, 1996 and 1995, net revenues from the Company's operations in The Netherlands were $78.7 million, $82.6 million and $71.4 million, respectively, and represented 12%, 20% and 31% of total net revenues, respectively, with export sales of less than 10% of total net revenues from sales to unaffiliated customers for those years. For the Company's German operations, total net revenues increased to $90.1 million in 1997 from $54.1 million in 1996 and $40.0 million in 1995, representing 13%, 13% and 18% of total net revenues, respectively. The Company's operations are subject to risks inherent in international business activities, including risks related to currency fluctuations. See "Risk Factors - International Operations and Currency Fluctuations" and Note 13 of Notes to Consolidated Financial Statements.

   Maintenance and service revenues increased 50% ($81.3 million) to $244.9 million in 1997 from $163.6 million in 1996, and increased 94% ($79.1 million) in 1996 from $84.4 million in 1995. These increases were primarily attributable to increased maintenance fees and services to a larger installed base of customers, which in turn was a result of the growth in product licenses. As a percentage of total net revenues, maintenance and service revenues were 36% in 1997, as compared to 39% in 1996, and 37% in 1995.

   GROSS PROFIT. The following table sets forth, for the periods indicated, gross profit and gross margin for each revenue category:

                                                            YEAR ENDED DECEMBER 31,
                               -----------------------------------------------------------------------------------
                                   1995                       1996                           1997
                                   ----                      ----                           ----
                                                % OF                          % OF                          % OF
                                               REVENUE                       REVENUE                       REVENUE
                                   $           CATEGORY        $            CATEGORY         $             CATEGORY
                               ---------      -----------   ---------     ------------   --------         ---------
                                                                                             ($ IN THOUSANDS)
Gross profit:
  License ...............      $112,216            94%      $226,225            94%      $402,214            93%
  Maintenance and service        16,260            19         28,729            18         55,803            23
  Hardware and other ....         4,643            20          2,400            21            496            38
                               --------                     --------                    --------
     Total gross profit .      $133,119            59       $257,354            62       $458,513            67
                               ========                     ========                     ========

   The Company's gross profit as a percentage of total net revenues was 67% in 1997, as compared to 62% in 1996 and 59% in 1995. The increase in gross margin in 1997 compared to 1996 primarily reflects the Company's strategy to increase license revenues as a percentage of total net revenues and improvements in utilization rates and pricing structure for services. The increase in gross margin in 1996 compared to 1995 primarily reflects the Company's strategy to increase license revenues as a percentage of total net revenues and to reduce the Company's focus on resale of third party hardware.


   Gross margin on license revenue remained relatively constant in 1997 as compared to 1996 and 1995. Cost of license revenues consists primarily of amortization of capitalized software, the cost of third party software, and the cost of media and freight. Amortization of capitalized software, included in cost of license revenue, amounted to $6.0 million, $2.5 million and $2.1 million in 1997, 1996 and 1995, respectively.

   Gross margin on maintenance and service revenues increased to 23% in 1997 from 18% in 1996 and 19% in 1995. The increase in 1997 compared to 1996 and 1995 was primarily due to the Company's improvements in utilization rates and pricing structure. Cost of maintenance and service revenues consists primarily of cost of product support, consulting and training, including associated software engineering services.

   Cost of hardware and other revenue is a function of specific contracts, and consist primarily of third party hardware configured and sold with the Company's licensed software. The decrease in hardware and other revenue and its associated gross margin reflects the Company's strategy to de-emphasize the resale of third party hardware on an original equipment manufacturer ("OEM") basis.

   SALES AND MARKETING. The following table sets forth, for the periods indicated, sales and marketing expenses and such expenses as a percentage of total net revenues:

                                                               YEAR ENDED DECEMBER 31,
                                  -------------------------------------------------------------------------------------
                                            1995                        1996                         1997
                                            ----                        ----                         ----
                                      $              %            $                 %          $                 %
                                  --------        --------     --------         -------    ---------          ---------
                                                                 ($ IN THOUSANDS)
Sales and marketing expenses      $ 63,803            28%      $111,103            27%      $184,703            27%

   The Company's sales and marketing expenses increased 66% ($73.6 million) to $184.7 million in 1997 from $111.1 million in 1996, and increased 74% ($47.3 million) in 1996 from

$63.8 million in 1995, representing 27%, 27% and 28% of net revenues, respectively. These increases in absolute spending in sales and marketing activities reflect the Company's commitment to expand its international sales channels and the associated hiring of additional sales staff and sales support personnel in all geographic regions. Sales and marketing expenses include charges of $12.4 million, $8.3 million and $0.9 million to bad debt expense for 1997, 1996 and 1995, respectively. The increase in bad debt expense in 1997 and 1996 reflects the substantial increase in accounts receivable during those years. Sales and marketing expenses also includes a net foreign currency transaction gain of $6.5 million in 1997 and a net loss of $170,000 and $253,000 for 1996 and 1995, respectively. The Company expects that sales and marketing expenses will continue to grow in absolute dollars as the Company continues to expand its sales and distribution channels and customer support organization.


   RESEARCH AND DEVELOPMENT. The following table sets forth, for the periods indicated, research and development expenses and such expenses as a percentage of total net revenues:


                                                                YEAR ENDED DECEMBER 31,
                                       -----------------------------------------------------------------------------
                                                1995                      1996                        1997
                                                ----                      ----                        ----
                                          $               %          $              %          $               %
                                       -------       ---------    -------      ---------     -------         -------
                                                                  ($ IN THOUSANDS)
Research and development expenses      $21,004            9%      $45,843           11%      $90,849           14%

   Research and development expenses increased 98% ($45.0 million) to $90.8 million in 1997 from $45.8 million in 1996, and increased 118% ($24.8 million) in 1996 from $21.0 million in 1995. The increases in research and development expenses year over year in both absolute dollars and as a percentage of net revenues reflects the Company's continuing investment in the development of new and enhanced products and new technologies, primarily consisting of the hiring of additional research and development personnel. Research and development personnel totaled 1,341 people at December 31, 1997, as compared to 650 people at December 31, 1996 and 345 people at December 31, 1995. This staff is located primarily in The Netherlands, with a smaller number of research and development personnel in India, the United States and various other locations. Research and development personnel represented 32% of the Company's total employees at December 31, 1997, as compared to 25% and 21% at December 31, 1996 and 1995, respectively. In 1997, 1996 and 1995, the Company capitalized 17%, 16% and 17%, respectively, of aggregate research and development expenditures. Aggregate research and development expenditures in such years, including both research and development expenses and capitalized software costs, were $110.1 million, $54.6 million and $24.9 million, respectively.


   The Company believes it is critical to the Company's future success to continue to develop new and enhanced products and technologies. Accordingly, the Company intends to continue to make significant investments in its research and development activities.

   GENERAL AND ADMINISTRATIVE. The following table sets forth, for the periods indicated, general and administrative expenses and such expenses as a percentage of total net revenues:

                                                                      YEAR ENDED DECEMBER 31,
                                         -----------------------------------------------------------------------------
                                                  1995                       1996                         1997
                                                  ----                       ----                         ----
                                            $              %           $               %          $              %
                                         -------        ------      -------         -------    -------         -------
                                                                    ($ IN THOUSANDS)
General and administrative expenses      $24,488           11%      $34,701            8%      $54,020            8%


   General and administrative expenses increased 56% ($19.3 million) to $54.0 million in 1997 from $34.7 million in 1996, and increased 42% ($10.2 million) in 1996 from $24.5 million in 1995. As a percentage of total net revenues, such expenses were 8% in 1997 and 1996 compared to 11% in 1995. The increases in general and administrative expenses in absolute dollars reflect the expansion of the Company's operations with the resulting increase of additional personnel and infrastructure costs. Such costs included the hiring of certain key executives into finance and general corporate positions and the payroll and facilities costs incurred in establishing administrative and finance support personnel in multiple locations. General and administrative expenses decreased as a percentage of total net revenues in 1996 and 1997 compared to 1995 due principally to achieving certain economies of scale. The Company expects that general and administrative expenses will continue to increase in absolute dollars as the Company continues to enhance its finance staff and install additional internal systems to support the Company's growth in operations.


   AMORTIZATION OF INTANGIBLE ASSETS. The following table sets forth, for the periods indicated, amortization of intangible assets and such expenses as a percentage of total net revenues:

                                                                YEAR ENDED DECEMBER 31,
                                                   -----------------------------------------------------
                                                        1995                1996           1997
                                                        ----                ----           ----
                                                      $       %          $        %       $         %
                                                   ------   ------    ------    ------  ------    ------
                                                                      ($ IN THOUSANDS)
       Amortization of intangible assets           $4,701      2%     $6,125      1%    $6,054      1%


   Amortization of intangible assets of $6.1 million, $6.1 million and $4.7 million in 1997, 1996 and 1995, respectively, arose from the Company's acquisitions of certain international distributors and of a Canadian software development company during 1995 and prior years. Based upon acquisitions concluded as of December 31, 1997, the Company expects that amortization of intangible assets associated with acquisitions will result in charges of approximately $9.7 million per year through 1998, with lesser charges in following years. See Notes 3 and 11 of Notes to Consolidated Financial Statements.


   RESTRUCTURING AND OTHER EXPENSES. The following table set forth, for the periods indicated, restructuring and other expenses and such expenses as a percentage of total net revenues:

                                                   YEAR ENDED DECEMBER 31,
                                     -----------------------------------------------------
                                         1995            1996                1997
                                         ----            ----                ----
                                       $       %       $       %        $            %
                                     -----  ------   -----   -----    -------      -------
                                                  ($ IN THOUSANDS)

Restructuring and other expenses      --      --      --      --      $12,068            2%


   Restructuring and other expenses were $12.1 million for the year ended December 31, 1997. $9.6 million of these expenses relate to the direct transaction and integration costs as a result of the combination with Aurum in the third quarter of 1997 with an additional $2.5 million of restructuring expenses in connection with various acquisitions and investments completed in the fourth quarter of 1997. Restructuring charges include $4.6 million for professional fees, $3.4 million for in-process research and development, capitalized software, goodwill and other asset write-offs, and $1.8 million for contractual software upgrades and commitments, and for other miscellaneous charges related to acquisitions. Non-recurring costs of $2.3 million included software discontinuation costs and migration costs related to the Antalys product. The cash outflows and asset write-offs related to the $12.1 million charge are approximately $5.6 million and $3.5 million, respectively, with $3.0 million of accruals that remain to be expended at the end of the year. There were no restructuring and other expenses in 1995 or 1996. See Note 11 to Consolidated Notes to Financial Statements.

   NET INTEREST AND OTHER INCOME. Interest income in 1997, 1996 and 1995 of $14.4 million, $1.1 million, and $1.4 million, respectively, was primarily a result of interest earned on the proceeds of the Company's initial public offering in May 1995, and more recently in 1997, interest earned on investments in short-term marketable securities. Interest expense of $11.6 million, $1.3 million and $932,000 in 1997, 1996 and 1995, respectively, related primarily to interest on working capital lines of credit and long-term debt, and in 1997, interest expense on the convertible notes and the amortization of debt issuance costs. See Note 5 of Notes to Consolidated Financial Statements.

   INCOME TAXES. In July 1997, the Company was notified by the Dutch tax authorities that it qualified for a reduced tax rate for the next ten years effective January 1997 on certain income as defined in the agreement. Based on this ruling and other initiatives, the Company decreased its effective tax rate to 32%. The effective tax rate for the years ended December 31, 1996 and 1995 was 39% and 47%, respectively. The effective rates for those years were higher than the statutory rate primarily due to operating profits in higher tax jurisdictions and the non-deductible status of goodwill amortization.

   At December 31, 1997, the Company had foreign net operating loss carryforwards of approximately $36.0 million. Approximately $12.0 million of these carryforwards have no expiration dates and the balance expire in the year 1999 or later. For financial accounting purposes, the benefit of these losses has been recorded as a reduction of the provision for Netherlands income taxes in 1997, 1996 and 1995. See Note 7 of the Notes to the Consolidated Financial Statements.


QUARTERLY VARIABILITY

   The Company's revenues in general, and in particular its license revenues, are relatively difficult to forecast and will continue to exhibit period-to-period fluctuations due to a number of reasons, including (i) the relatively long sales cycles for the Company's products, (ii) the size and timing of individual license transactions, (iii) the timing of the introduction of new products or product enhancements by the Company or its competitors, (iv) the potential for delay or deferral of customer implementations of the Company's software, (v) changes in customer budgets, (vi) seasonality of technology purchases and other general economic conditions, and (vii) deferral of revenue recognition under certain circumstances due to the uncertainites of the implementation of SOP 97-2, "Software Revenue Recognition". Accordingly, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. See "Risk Factors - Variability of Quarterly Operating Results".

LIQUIDITY AND CAPITAL RESOURCES


   As of December 31, 1997, the Company had cash, cash equivalents and short-term marketable securities of $216.3 million and working capital of $309.4 million. In 1997, the Company's operating activities provided net cash of $58.8 million, primarily as a result of income before depreciation and amortization of intangibles more than offsetting the decrease in operating assets and liabilities of $41.0 million. Accounts receivable net of allowance for doubtful accounts was $243.3 million at December 31, 1997 compared to $163.7 million at December 31, 1996. During 1997, the Company entered into an agreement pursuant to which it sold $17.5 million of its existing accounts receivable. See Note 9 of Notes to Consolidated Financial Statements. Accounts receivable days' sales outstanding (the ratio of the quarter-end accounts receivable balance to quarterly revenues, multiplied by 90) was 102 days as of December 31, 1997, compared with 111 days as of December 31, 1996. The 102 days at December 31, 1997 reflects a benefit of 6 days because of the exclusion of Value Added Tax ("VAT") from accounts receivable. VAT as of December 31, 1996 was not identifiable. The Company's allowance for doubtful accounts increased to $15.1 million at December 31, 1997 from $8.5 million at the end of 1996 because of the substantial increase in accounts receivable in 1997. While the Company believes that its allowance for doubtful accounts as of December 31, 1997 remains adequate, a significant portion of the Company's accounts receivable at such date are derived from sales of large licenses, often to new customers with which the Company does not have a payment history. Accordingly, there can be no assurance that the allowance will be adequate to cover any receivables which are later determined to be uncollectible, particularly if one or more large receivables becomes uncollectible.

   Investing activities used $227.5 million of cash in 1997. Proceeds from the sale and maturities of marketable securities and short-term investments of $438.3 million were more than offset by the net purchase of property and equipment of $34.9 million, an increase of $29.5 million in capitalized software development costs, purchases of marketable securities of $539.2 million and payments for acquisitions and investments of $59.9 million. As of March 31, 1998, with the exception of the semi-annual interest payments on the convertible debt of $4.5 million per payment and the additions of property and equipment, the Company had no significant capital commitments.


   Financing activities in 1997 provided cash of $40.3 million, primarily because of the proceeds from the issuance of common shares of $18.0 million upon exercise of stock options and for the Employee Stock Option Program and the issuance of an additional $25.0 million of unsecured convertible subordinated notes due 2001. See Note 5 of Notes to Consolidated Financial Statements.

   The Company has a credit facility with ABN AMRO Bank in The Netherlands which allows the Company and its subsidiaries to borrow up to NLG 40 million (or $19.8 million, based on the exchange rate at December 31, 1997). In addition, certain of the Company's subsidiaries have additional bank credit agreements for relatively small amounts. As of December 31, 1997, the Company had short-term borrowings against all of its lines of credit of $877,000. The weighted average interest rate on the short-term borrowings was 11.3% at December 31, 1997.

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

   The Company believes that existing cash, cash equivalents and short-term marketable securities, cash generated by operations, and existing credit facilities, will be sufficient to meet the Company's working capital needs and currently planned capital expenditure requirements for the next twelve months. The Company may from time to time consider acquisitions of complementary businesses, products or technologies, which could require additional financing. Such acquisitions could include the acquisition of one or more distributors, but no such contemplated acquisition, if effected, is likely to be material to the Company's financial condition. In addition, continued growth in the Company's business and other factors may from time to time require additional capital. There can be no assurance that additional capital will be available to the Company if and when required, or that such additional capital will be available on acceptable terms.

   In February 1998, the Boards of Directors of the Company and CODA Group plc. ("CODA") reached agreement for a recommended offer to be made by the Company to acquire all of the outstanding shares of CODA. Completion of the acquisition is subject to certain conditions, including acceptance of the offer by holders of at least 90% of the CODA shares, pooling of interests accounting treatment and approval by appropriate government agencies. The acquisition is expected to close in the second quarter of 1998. The Company is currently reviewing the cash needs for the direct and anticipated integration costs related to this transaction.

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

RISK FACTORS

   In addition to the other information contained and incorporated by reference in this Form 20-F, the following factors should be carefully considered in evaluating the Company and its business:

OPERATING HISTORY; LIMITED PROFITABILITY

   The Company has experienced substantial revenue growth in recent years, but its profitability, as a percentage of net revenues, has only become more significant and consistent in the past two years. Prior to 1996, its profitability has varied widely on a quarterly and annual basis. Due to the Company's limited operating history on a significant international scale, the rate of growth of the Company's business and the variability of operating results in past periods, there can be no assurance that the Company's revenues will continue at the current level or will grow, or that the Company will be able to sustain profitability on a quarterly or annual basis. During 1997, the Company has experienced increases in accounts receivable as revenues have increased. These increases in accounts receivable, together with increased investments by the Company in infrastructure and expansion of operations, have impacted cash flow from operations. Although the Company has in recent periods generated cash from operations, there can be no assurance that cash flow from operations in future periods will not be further impacted. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

VARIABILITY OF QUARTERLY OPERATING RESULTS


   The Company's net revenues and operating results can vary, sometimes substantially, from quarter to quarter. The Company's license revenues have increased in recent periods as a percentage of total net revenues. The Company's revenues in general, and in particular its license revenues, are relatively difficult to forecast due to a number of reasons, including (i) the relatively long sales cycles for the Company's products, (ii) the size and timing of individual license transactions, (iii) the timing of the introduction of new products or product enhancements by the Company or its competitors, (iv) the potential for delay or deferral of customer implementations of the Company's software, (v) changes in customer budgets, (vi) seasonality of technology purchases and other general economic conditions, and (vii) deferral of revenue recognition under certain circumstances due to the uncertainties of the implementation of SOP 97-2, "Software Revenue Recognition". In the last three years the Company has made significant changes in its business focus, including greater emphasis on sales to larger customers. As a result, the Company has realized an increasingly high portion of total net revenues from individually large licenses which could contribute to greater quarterly variability.


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

MANAGEMENT OF GROWTH


   The Company's business has grown rapidly in the last five years, with total net revenues increasing from $68.3 million in 1993 to $679.6 million in 1997. The growth of the Company's business and expansion of the Company's customer base has placed a significant strain on the Company's management and operations. The Company's recent expansion has resulted in substantial growth in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations, resulting in increased responsibility for both existing and new management personnel. The Company's ability to support the growth of its business will be substantially dependent upon having in place highly trained internal and third-party resources to conduct pre-sales activity, product implementation, training and other customer support services. Accordingly, the Company's future operating results will depend on the ability of its officers and other key employees to continue to implement and improve its operational, customer support and financial control systems, to expand, train and manage its employee base and to work effectively with third-party implementation providers. There can be no assurance that the Company will be able to manage its recent or any future expansion successfully, and any inability to do so would have a material adverse effect on the Company's results of operations. See "Item 10 - Directors and Corporate Executive Officers of Registrant".


CONVERTIBLE SUBORDINATED NOTES: LEVERAGE

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

COMPETITION


   The enterprise business application software market is highly competitive, is rapidly changing, and is significantly affected by new product introductions, geographical regional market growth, integration of supply chain networks and issues related to policy such as the anticipated requirements of the European Monetary Unit and the year 2000 date change. The Company's products are targeted at the market for open systems, client/server, Enterprise

Resource Planning ("ERP") software solutions, and the Company's current and prospective competitors offer a variety of products and solutions to address this market. In its traditional ERP manufacturing markets, the Company's primary competition comes from a number of large independent software vendors including SAP AG ("SAP"), Oracle Corporation ("Oracle"), System Software Associates, Inc. ("SSA"), and PeopleSoft, Inc. ("PeopleSoft"). In addition, the Company faces indirect competition from suppliers of custom-developed business application software that have focused mainly on proprietary mainframe and minicomputer-based systems with highly customized software, such as the systems consulting groups of major accounting firms and systems integrators. The Company also faces indirect competition from systems developed by the internal MIS departments of large organizations.

   As the Company pursues its strategy to more aggressively target the SME market and to expand into enterprise applications beyond the traditional ERP solutions, it expects to have additional competitors from both a number of smaller companies that offer such applications for the SME market, as well as established ERP vendors, such as SAP and Oracle. For its products outside the ERP market segment, the Company competes with a number of companies, including Siebel Systems, that offer software solutions for the CIS or front-office productivity market.

   Many of the Company's competitors have longer operating histories, significantly greater financial, technical, marketing and other resources than the Company, greater name recognition, and a larger installed base of customers. In addition, certain competitors, including SAP, Oracle and PeopleSoft, have well-established relationships with present and potential customers of the Company. Further, because the Company's ERP products run on relational database management systems ("RDBMS") and Oracle has the largest market share for RDBMS software, Oracle may have a competitive advantage in selling its application products to its RDBMS customer base. The Company may also face market resistance from the large installed base of legacy systems because of the reluctance of these customers to commit the time and effort necessary to convert to an open systems-based client/server software solution. Furthermore, companies with significantly greater resources than the Company could attempt to increase their presence in this market by acquiring or forming strategic alliances with competitors of the Company.


   The Company relies on a number of systems consulting and systems integration firms for implementation and other customer support services, as well as recommendations of its products during the evaluation stage of the purchase process. Although the Company seeks to maintain close relationships with these third-party implementation providers, many of these third-parties have similar, and often more established, relationships with the Company's principal competitors. If the Company is unable to develop and retain effective, long-term relationships with these third-parties, it would adversely affect the Company's competitive position. Further, there can be no assurance that these third-parties, many of which have significantly greater financial, technical and marketing resources than the Company, will not market software products in competition with the Company in the future or will not otherwise reduce or discontinue their relationships with or support of the Company and its products.

   The Company believes that its success has been due in part to its focus on the client/server architecture of its software products. Certain of the Company's competitors currently offer products using client/server architecture and are focusing on reducing the entire service effort necessary to implement their products. The Company also believes that by expanding its current product breadth, it will encounter competitive pressure from established competitors in these markets. As a result, competition (including price competition) is likely to increase substantially, which could result in price reductions and loss of market share. There can be no assurance that the Company will be able to compete successfully with existing or new competitors or that competition will not have a material adverse effect on the Company's business

RAPID TECHNOLOGICAL CHANGE AND NEW PRODUCTS

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

   Historically, the Company has issued significant new releases of its software products approximately every two years with interim releases on a more frequent basis. As a result of the complexities inherent in both the RDBMS and client/server environments and the broad functionality and performance demanded by customers for ERP products, major new product enhancements and new products can require long development and testing periods to achieve market acceptance. The Company has on occasion experienced delays in the scheduled introduction of new and enhanced products. In addition, software programs as complex as those offered by the Company may contain undetected errors or "bugs" when first introduced or as new versions are released that, despite testing by the Company, are discovered only after a product has been installed and used by customers. There can be no assurance that the Company's most recent software release, BAAN IV, or future releases of the Company's products will not contain software errors. Any such errors could impair the market acceptance of these products and adversely affect operating results. Problems encountered by customers installing and implementing new releases or with the performance of the Company's products could also have a material adverse effect on the Company's business and operating results. If the Company were to experience delays in the introduction of new and enhanced products, or if customers were to experience significant problems with the implementation and installation of new releases or were to be dissatisfied with product functionality or performance, it could materially adversely affect the Company's business and operating results.

INTEGRATION OF ACQUISITIONS

        As part of its strategy to complement and expand its existing business and product offerings, the Company has acquired a number of companies including, in August 1997, Aurum Software, Inc. ("Aurum"), a provider of enterprise-wide sales-force automation software and distribution services. In addition, the Company has initiated the acquisition of CODA Group plc ("CODA"), a provider of financial software, which is expected to close in the second quarter of 1998. The Company expects to continue to pursue acquisitions of other companies with potentially complementary product lines, technologies and businesses.

        Acquisitions, including those entered into by the Company to date and the proposed acquisition of CODA, involve a number of risks and difficulties, including technology acceptance, expansion into new geographic markets and business areas, the diversion of management's attention, the assimilation of the operations and personnel of acquired companies and the integration of acquired companies' business and financial reporting systems with those of the Company. There can be no assurance that the Company will successfully integrate the operations of acquired businesses. If any such acquisition were to be unsuccessful, the Company's results of operations could be materially adversely affected. Further, possible future acquisitions by the Company could result in dilutive issuances of debt or equity securities, the incurrence of additional debt and contingent liabilities and additional amortization expenses related to goodwill and other intangible assets, which could adversely affect the Company's results of operations.

INTERNATIONAL OPERATIONS AND CURRENCY FLUCTUATIONS


   The Company's products are currently marketed in the United States, Germany, The Netherlands, and 77 other countries. Sales in the United States, Germany and The Netherlands accounted for 36%, 13% and 12%, respectively, of the Company's net revenues in the year ended December 31, 1997. The Company's operations are subject to risks inherent in international business activities, including, in particular, general economic conditions in each country, overlap of different tax structures, management of an organization spread over various countries, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivable payment cycles in certain countries. Other risks associated with international operations include import and export licensing requirements, trade restrictions and changes in tariff and freight rates.

   A significant portion of the Company's business is conducted in currencies other than the U.S. dollar (the currency in which its financial statements are stated), primarily the Dutch guilder and the German mark. The Company has historically recorded a majority of its expenses in guilders, especially research and development expenses, and a substantial majority of its revenues has been denominated in guilders, marks and, more recently, U.S. dollars. As a result, appreciation in the value of the guilder relative to the value of the U.S. dollar could adversely affect operating results. Foreign currency transaction gains and losses arising from normal business operations are credited to or charged against earnings in the period incurred. As a result, fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause foreign currency transaction gains and losses. In 1995, the Company incurred a foreign currency transaction net loss of $253,000. Starting in the fourth quarter of 1995, the Company has established controls regarding the use of derivative financial instruments, which it uses primarily to offset the effects of exchange rate changes on intracompany cash flow exposures denominated in foreign currencies. These exposures include firm trade accounts, royalties, service fees and loans. The Company incurred a net foreign currency transaction loss of $170,000 and a net foreign currency transaction gain of $6.5 million for the years ended December 31, 1996 and 1997, respectively. The Company continues to evaluate its currency management policies. Notwithstanding the measures the Company has adopted, due to the number of currencies involved, the constantly changing currency exposures and the substantial volatility of currency exchange rates, there can be no assurance that the Company will not experience currency losses in the future, nor can the Company predict the effect of exchange rate fluctuations upon future operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RELIANCE ON CERTAIN RELATIONSHIPS


   The Company relies on a number of consulting and systems integration firms to enhance its marketing, sales and customer support efforts, particularly with respect to implementation and support of its products as well as lead generation and assistance in the sales process. As the Company continues to implement its strategy of focusing on the licensing of its core software products, the Company will remain dependent upon third-party implementation providers for product implementation, customization, customer support services and end-user training. Many such firms have similar, and often more established, relationships with the Company's principal competitors. There can be no assurance that these third-party implementation providers will provide the level and quality of service required to meet the needs of the Company's customers, that the Company will be able to maintain an effective, long-term relationship with these third-parties, or that these parties will continue to meet the needs of the Company's customers. If the Company is unable to develop and maintain effective, long-term relationships with these third-parties, or if these parties fail to meet the needs of the Company's customers, the Company's business would be adversely affected. Although the Company has agreements with certain of these providers, these agreements are generally terminable by the third-party providers at any time and do not impose specific obligations on the part of the third-party providers. Further, there can be no assurance that these third-party implementation providers, many of which have significantly greater financial, technical, personnel and marketing resources than the Company, will not market software products in competition with the Company in the future or will not otherwise reduce or discontinue their relationships with or support of the Company and its products.


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

ABILITY TO ENFORCE THE COMPANY'S INTELLECTUAL PROPERTY RIGHTS

   The Company relies on a combination of the protections provided under applicable copyright, trademark and trade secret laws, as well as on confidentiality procedures and licensing arrangements, to establish and protect its rights in its software. Despite the Company's efforts, it may be possible for unauthorized third-parties to copy certain portions of the Company's products or to reverse engineer or obtain and use information that the Company regards as proprietary. In addition, the laws of certain countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States or The Netherlands. Accordingly, there can be no assurance that the Company will be able to protect its proprietary software against unauthorized third-party copying or use, which could adversely affect the Company's competitive position.

   The Company, from time to time, receives notices from third-parties claiming infringement by the Company's products of third-party proprietary rights. There can be no assurance that legal action claiming patent or other intellectual property infringement will not be commenced against the Company, or that the Company would necessarily prevail in such litigation given the complex technical issues and inherent uncertainties in intellectual property litigation; and in the event a claim against the Company was successful and the Company could not obtain a license on acceptable terms or develop or license a substitute technology, the Company's business and operating results would be materially adversely affected. The Company expects that software products will increasingly be subject to such claims as the number of products and competitors in the Company's industry segment grows and the functionality of products overlap. Any such claim, with or without merit, could be time-consuming, result in costly litigation and require the Company to enter into royalty and licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable by the Company, or at all. In the event of a successful claim against the Company and the failure of the Company to develop or license a substitute technology, the Company's business and operating results would be materially adversely effected.

CONTROL BY EXISTING SHAREHOLDERS


   Baan Investment B.V. owns approximately 39% of the Company's outstanding Common Shares. Jan Baan and J.G. Paul Baan, by virtue of their positions as managing directors of Baan Investment B.V. and the control they exercise over the entities that own and control the shares of Baan Investment B.V., effectively have the power to vote the Common Shares of the Company owned by Baan Investment B.V. Messrs. Baan and Baan will therefore also have the effective power to influence significantly the outcome of matters submitted for shareholder action, including the appointment of members of the Company's Management and Supervisory Boards and the approval of significant change in control transactions, and may be deemed to have control over the management and affairs of the Company. This significant equity interest in the Company may have the effect of making certain transactions more difficult absent the support of Jan Baan and J.G. Paul Baan, and may have the effect of delaying or preventing a change in control of the Company.


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


ITEM 10.  DIRECTORS AND CORPORATE EXECUTIVE OFFICERS OF REGISTRANT

   The Managing Directors, corporate executive officers and Supervisory Directors of the Company, and their ages, are as follows:

             NAME                   AGE             POSITION(S)
        -------------------------   ---      ----------------------------------------------------
        Jan Baan(1)(2)               52      Managing Director, Founder
                                              and Chief Executive Officer
        Amal M. Johnson              45      Managing Director, Executive Vice President
        Tom C. Tinsley(3)            44      Managing Director, and Chairman of
                                              the Board of Managing Directors
        Laurens van der Tang         32      Executive Vice President, Research and
                                              Development
        N.M. (Klaas) Wagenaar(3)     39      Senior Vice President, Administration &
                                              Chief Financial Officer and Chief Operating Officer
        J.G. Paul Baan(1)            47      Supervisory Director
        William O. Grabe(2)(3)       59      Supervisory Director
        David C. Hodgson(2)(3)       41      Supervisory Director
        Graham J. Sharman(3)         59      Supervisory Director
        J.C. (Hans) Wortmann         47      Supervisory Director

----------

(1) Jan Baan and J.G. Paul Baan are Managing Director and Supervisory Director of the Company, respectively. Jan Baan and J.G. Paul Baan are brothers.

(2)     Member of Compensation Committee.

(3)     Member of Audit Committee.

   Jan Baan founded the Company's business in May 1978 and has been a Managing Director and its Chief Executive Officer since the Company's inception. Prior to January 1, 1998, he was also a Managing Director of Baan Investment B.V.

   Amal M. Johnson joined the Company as President of Baan U.S.A., Inc., a subsidiary of the Company, in October 1994. In February 1995, Ms. Johnson was additionally named Vice President, Americas Operations of the Company and in January 1996 she was promoted to Executive Vice President, Americas Operations. In January 1997, Ms. Johnson was appointed acting Managing Director of the Company and Executive Vice President, Baan Affiliates & Marketing. Her appointment as Managing Director was approved at the Annual General Meeting of Shareholders of May 1997. In January 1998 Ms. Johnson took over responsibility for the Baan Supply Chain Division. In her current capacity, Ms. Johnson is responsible for market positioning, development, sales and marketing for the Company's supply chain products. Ms. Johnson was President of ASK Computer Systems, a division of The ASK Group, Inc., a provider of ERP systems, from August 1993 to June 1994. From February 1977 to June 1993, Ms. Johnson held a number of management positions at IBM, most recently as Trading Area General Manager.


   Tom C. Tinsley joined the Company in November 1995 as Managing Director, President and Chief Operating Officer. His appointment as Managing Director was approved at the Annual General Meeting of Shareholders in April 1996. Mr. Tinsley became Chairman of the Board of Managing Directors in April 1998. Mr. Tinsley previously was a director of McKinsey & Co., a management consulting firm, where he had been employed for eighteen years and most recently headed the firm's global information technology practice. While with McKinsey & Co., Mr. Tinsley served key clients in the electronics and information technology sectors in the United States of America, Scandinavia and The Netherlands.


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


   N. M. (Klaas) Wagenaar joined the Company in August 1997 as Senior Vice President, Administration & Chief Financial Officer. Mr. Wagenaar has global responsibility for all finance, human resource and legal operations of the Company. In addition, Mr. Wagenaar became Chief Operating Officer in April 1998. Prior to joining the Company, Mr. Wagenaar was COO of Baan Investment B.V. Prior to that, Mr. Wagenaar was with Cap Gemini, an international IT consulting firm, and held a variety of operational and financial management positions, most recently as deputy general manager of Division Industry Benelux.

   J.G. Paul Baan joined the Company in January 1982 and was named Managing Director of the Company's Netherlands operating subsidiary in January 1986. In January 1994 he was named Chief Operating Officer, in January 1995 he was appointed Vice Chairman and Managing Director and in October 1995 he was appointed President. In April 1996, Mr. Baan resigned as Vice Chairman, Managing Director and President of the Company, and served as Chairman of the Board of Supervisory Directors from April 1996 through December 1997. Since December 1994, Mr. Baan has been President and Managing Director of Baan Investment B.V., and effective January 1, 1998, he became Chairman of Baan Investment B.V.

   William O. Grabe became a Supervisory Director of the Company in May 1995 and served as Chairman of the Board of Supervisory Directors until April 1996. Mr. Grabe has been a Managing Member of General Atlantic Partners or a general partner of its predecessor partnership since April 1992. From 1984 until March 1992, Mr. Grabe was a Corporate Vice President at IBM. Mr. Grabe is also a director of Gartner Group, Inc., a provider of information technology research and analysis; the CODA Group plc, a financial applications software company; Marcam Solutions, Inc., a process manufacturing application software company; LAS Group, Inc., a client/server software company; Compuware Corporation, a software and service company; and several other companies in the computer software and services industry, including companies in which General Atlantic Partners, LLC or one of its affiliates is an investor.


   David C. Hodgson became a Supervisory Director of the Company in May 1995. Mr. Hodgson has been a Managing Member of General Atlantic Partners, LLC or a general partner of its predecessor partnership since its formation in 1989. Mr. Hodgson also serves as a director of Walker Interactive, a financial applications software company; ProBusiness Services, Inc., a payroll processing company; and several other companies in the computer software and services industry, including companies in which General Atlantic Partners, LLC or one of its affiliates is an investor.

   Graham J. Sharman became a Supervisory Director of the Company in May 1995. Mr. Sharman has been a director of McKinsey & Co. since 1984, and since July 1994 has been Professor of International Distribution Logistics at the Technical University of Eindhoven in The Netherlands. In January 1998, Mr. Sharman was appointed President and a Managing Director of Baan Investment B.V.

   J.C. (Hans) Wortmann became a Supervisory Director of the Company in May 1995. Since 1989, Mr. Wortmann has been a Professor at the School of Technology Management of the Technical University of Eindhoven in The Netherlands. Mr. Wortmann is a member of the Board of Directors of the Foundation of Mental Health, Eindhoven.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

    The aggregate amount of cash compensation of all Managing Directors, Supervisory Directors and corporate executive officers of the Company as a group (10 persons) paid or accrued for services in all capabilities for the year ended December 31, 1997 was approximately $1.4 million.


ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES


    1993 Stock Plan. The 1993 Stock Plan was initially adopted by the Management Board and approved by the shareholders in December 1993, and subsequent amendments increased the aggregate number of shares reserved for issuance thereunder to 36,000,000. The 1993 Stock Plan will terminate in December 2003 unless terminated earlier by the Management Board upon the authority of the Supervisory Board. The 1993 Stock Plan provides for grants of options to employees and consultants (including officers and directors) of the Company and its affiliates. The 1993 Stock Plan may be administered by the Management Board or Supervisory Board of the Company, or both, or by a committee appointed by either or both such Boards in a manner that satisfies the legal requirements relating to the administration of stock plans under all applicable laws (the "Administrator"). The 1993 Stock Plan is currently administered by the Management Board of the Company.


    The 1993 Stock Plan includes appendices setting forth specific provisions providing for the grant of options to employees in certain countries to address certain securities and tax laws in such respective countries, including provisions governing options intended to qualify as incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the "Code").

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


    As of December 31, 1997, the Company's directors and executive officers (10 persons) had outstanding options to purchase an aggregate of approximately 5,654,000 Common Shares. As of December 31, 1997, under both the 1995 Directors Option Plan and the 1993 Stock Plan, options to purchase an aggregate 21,345,000 Common Shares were outstanding and 3,426,000 shares remained available for future grants. See Note 6 of Notes to Consolidated Financial Statements.


    Aurum Plan. As a result of the Company's acquisition of Aurum Software, Inc., the Company assumed the outstanding options under Aurum's 1995 Stock Option Plan (the "Aurum Plan"). The Aurum Plan provided for grants of incentive stock options to employees and nonstatutory options to employees and consultants of Aurum. The terms of options granted under the Aurum Plan generally did not exceed ten years. Generally, options granted under the Aurum Plan vest starting one year after the date of grant, with 25% of the shares subject to the option vesting at that time and an additional 1/48th of such shares vesting each month thereafter. The exercise price of incentive stock options granted under the Aurum Plan was at least equal to the fair market value of the shares on the date of grant. No additional grants will be made from the Aurum Plan.

    1995 Director Option Plan. The Company has reserved an aggregate of 1,600,000 Common Shares for issuance under its 1995 Director Option Plan (the "Director Plan"). The Director Plan was adopted by the Managing Directors and approved by the shareholders of Baan Holding B.V. in March 1995. The Director Plan provides for automatic and nondiscretionary grants of nonstatutory stock options to Supervisory Directors of the Company. Each person who becomes a Supervisory Director after July 1, 1995 (other than individuals who immediately prior thereto served as a Managing Director of the Company) shall automatically be granted an option to purchase 32,000 Common Shares of the Company ("First Option"). The exercise price of options granted to Supervisory Directors will be 100% of the fair market value of the Common Shares on the date of grant. First Options under the Director Plan vest at the rate of 25% of the shares subject thereto on each anniversary of the date of grant, assuming continuous status as a director. All options granted under the Director Plan will have a term of ten years. In the event of any merger, sale of assets or other transaction involving a change in control of the Company, all options outstanding under the Director Plan will become exercisable in full, and the option will be assumed or an equivalent option substituted by the successor corporation or its parent or subsidiary. Options for a total of 128,000 shares have been granted as of March 31, 1998 under the Director Plan. The Director Plan will expire in the year 2005.

    1995 Employee Stock Purchase Plan. The Company has reserved an aggregate of 4,000,000 Common Shares for issuance under its 1995 Employee Stock Purchase Plan for U.S. Employees

(the "U.S. ESPP") and 1995 Employee Stock Purchase Plan of non-U.S. Employees (the "Non-U.S. ESPP"). The U.S. ESPP and the Non-U.S. ESPP were adopted by the directors and approved by the shareholders in February 1995. The U.S. ESPP is intended to qualify under Section 423 of the Code and permits eligible U.S. employees of the Company to purchase Common Shares through payroll deductions of up to 10% of their compensation provided that no more than an aggregate of 800,000 shares may be issued in any offering period and no employee may purchase more than $25,000 worth of stock in any calendar year. The U.S. ESPP has been implemented with six-month offering periods, provided that the first such period commenced on May 19, 1995, the date of the Company's initial public offering, and ended on October 31, 1995. The price of Common Shares purchased under the U.S. ESPP will be 85% of the lower of the fair market value of the Common Shares on the first or last day of each offering period. The U.S. ESPP will expire in the year 2005.

    As of March 31, 1998, the Company has issued an aggregate of approximately 1,466,000 Common Shares under the U.S. ESPP and the Non-U.S. ESPP and has approximately 2,534,000 shares remaining for issuance under these plans.


ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS


    In November 1994, Jan Baan, Chief Executive Officer and a Managing Director of the Company, and J.G. Paul Baan, a Supervisory Director of the Company, established a foundation under Netherlands law named Oikonomos (the "Foundation"), to carry out charitable activities throughout the world. In establishing the Foundation, Jan Baan and J.G. Paul Baan desired to transfer the economic value of their indirect (through Baan Barneveld Beheer B.V.) share interests in the Company to the Foundation while retaining effective voting control over such shares. In order to accomplish this, Messrs. Baan and Baan established or caused to be established the Foundation, a company called Baan Investment B.V. ("Baan Investment") and a share administration foundation called Stichting Administratie Kantoor Baan Investment (the "Share Administration Foundation"). J.G. Paul Baan, a Managing Director of Baan Investment, and Jan Baan are the directors of the Share Administration Foundation. Messrs. Baan and Baan transferred all of the shares in the Company from Baan Barneveld Beheer B.V. ("BBB"), a company beneficially owned and controlled by them, to Baan Investment. All of the shares of Baan Investment are held by the Share Administration Foundation, which therefore has the right to vote all the shares of Baan Investment. In exchange for the acquisition of shares in Baan Investment by the Share Administration Foundation, the Share Administration Foundation transferred to the Foundation depositary receipts representing the economic interest in the shares of Baan Investment. Jan Baan and J.G. Paul Baan are directors of the Share Administration Foundation, and effectively retain voting control of these shares of the Company, which constitutes approximately 39% of the Company's outstanding Common Shares. The ability of Baan Investment to transfer the shares of the Company is subject to certain approval rights of BBB.


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

    The Company has entered into management agreements with Jan Baan B.V.
(a personal holding company of Jan Baan) and Paul Baan B.V. (a personal holding company of J.G. Paul Baan). These management agreements each provided for an initial one year term, with automatic renewal for subsequent one year terms. Jan Baan B.V. has designated Jan Baan as its nominee to perform the obligations of Jan Baan B.V. as Managing Director of the Company, and Paul Baan B.V. has designated J.G. Paul Baan as its Managing Director. The management agreement with Paul Baan B.V. was terminated in April 1996. In addition, the Company has entered into a management agreement with Tom Tinsley that provides for a salary at an initial rate of $400,000 per year, a target bonus each year equal to 50% of gross salary, and the grant of an option to purchase 960,000 Common Shares at a price of $17.905 per share, with a portion vested immediately and the balance vesting over 48 months. Mr. Tinsley's agreement also provides for a severance payment, in the event of his termination by the Company without cause, equal to six months of gross salary plus a six-month pro rata portion of any bonus to which he would be entitled. In addition, Mr. Tinsley's options will continue to vest for six months following the date of termination.

    The Company has entered into indemnification agreements with its directors and officers.


    Baan Investment B.V. ("BIBV," together with its subsidiaries the related parties"), which is controlled by Jan and J.G. Paul Baan, and owns approximately 39% of the outstanding Common Shares of the Company. BIBV has invested in various new technologies, educational programs, research projects and sales, consulting and support activities in the ERP market. Often, these investments take the forms of joint ventures or partnerships, whose activities are aimed at the ERP market for packaged application software for business and business process improvement. BIBV and entities owned or controlled by BIBV have made expenditures and incurred substantial costs in connection with these investment activities and start-up of business operations. These expenses are not included in the Company's consolidated financial statements. In the opinion of Company management all significant costs directly benefiting the Company incurred by such entities have been recorded as an expense by the Company. The Company has entered into various agreements with such entities owned or controlled by BIBV and has recognized revenue and reimbursement of expenses from, and incurred costs for goods and services provided by, such related parties.

    During 1996 and 1997, the Company made strategic decisions to increase the proportion of its sales which are generated and managed through indirect channels, rather than Company-funded and managed direct sales and support activities. The product end-users to be more heavily managed through indirect channels are small and medium enterprises ("SME"), typically companies with annual revenues of from $50 million to $350 million.

    The Company has approximately 150 SME channel partners. Included in the Company's channel partners are approximately 15 companies which are owned by BBS Holding B.V., a majority-owned subsidiary of BIBV. These BBS-related entities are commonly referred to as the Baan Business Systems network ("BBS"). The Company's indirect channel has increased from 15 channel partners in 1996 covering two countries, The Netherlands and Germany, to over 150 channel partners covering over 15 countries, including France, Spain, United Kingdom, Canada, United States, Australia and Malaysia. See "Item 1 - Description of Business - Sales and Marketing".

    The Company recognized revenues of approximately $32.3 million and $4.5 million from the BBS Holding B.V. enterprises during 1997 and 1996, respectively, from that company's licensing of Baan products. In addition, during 1997 and 1996, the Company assigned a number of its SME license contracts and trade accounts receivable to various BBS companies. In consideration for the assignment, the BBS companies paid for the then-outstanding third party trade accounts receivable assigned to them and, in addition, agreed to pay the Company an amount representing the value of certain potential future license revenues forgone by the Company as a result of pricing differences between customary terms in direct sales versus indirect channel, third party contracts. Such pricing differences resulted in the Company's recognition of license revenues of $18 million and $10 million in 1997 and 1996, respectively. Further, during 1997 BBS Holding paid $6.0 million to the Company and committed to pay an additional $2.7 million by March 1998 in exchange for the non-recourse assignment of the remaining rights and obligations under a license agreement with an unrelated third party.

    During 1997, Baan Midmarket Solutions ("BMS") was formed, with an 85% ownership by BIBV and 15% ownership by the Company. Pursuant to the related agreement, the Company agreed to provide certain services to BMS in return for reimbursement of the costs of such services and assigned a majority of its existing reseller agreements to BMS. Consideration for the assignment was payment by BMS of an amount representing the value of certain potential future license revenues forgone by the Company as a result of pricing differences between customary terms in direct sales versus indirect channel, third party contracts. Such pricing differences resulted in the Company's recognition of license revenues of approximately $13 million in 1997. In addition, the Company recognized revenues of approximately $3 million from sales of licenses to BMS for their resale to third party users. See Note 10 of Notes to Consolidated Financial Statements.

    The Company applies to these related parties the same revenue recognition policies it uses for sales to independent third parties. At December 31, 1997 and 1996, respectively, approximately $11.6 million and $4.5 million of license revenues recognized from related parties remained in such parties' inventory of unsold licenses. All such inventory had been sold through as of end of the first quarter of 1998 (unaudited).

    Other material transactions that the Company had during 1997 with BIBV and its affiliated entities included payment of approximately $2.1 million of lease rental expense and $3.0 million of employee training expenses, and charges to BIBV of $8.6 million for the reimbursement of management information systems and marketing costs and services provided by the Company. The Company did not have a formal cost-sharing agreement in place in 1997 for the management information system and marketing costs and services.

    During the Company's sales cycle and in connection with certain implementations, use may be made of software products developed by Baan Business Innovation ("BBI"), a wholly-owned subsidiary of BIBV, as well as BBI's partners in the modeling arena. Revenues and costs of the Company associated with the use of such products have not been material.

    The Company believes that all material related party transactions have been entered into in the ordinary course of business and have been on terms no less favorable than would have been obtained from unrelated third parties

    The Company has established certain procedures with respect to agreements with affiliated entities. These include a requirement that material agreements must be determined to be on terms no more or less favorable to the Company than could be obtained from unrelated third parties and must be considered and approved by the independent directors of the Company's Supervisory Board.

                                     PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

    Not applicable.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

    Not applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

    Not applicable.

                                     PART IV

ITEM 17.  FINANCIAL STATEMENTS

    Not applicable.

ITEM 18.  FINANCIAL STATEMENTS


    See pages 58-82 incorporated herein by reference.


ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

    (a)    FINANCIAL STATEMENTS

                                                                         PAGE
          Audited Annual Financial Statements:
            Report of Moret Ernst & Young Accountants, Independent
                Auditors................................................. 58
            Consolidated Balance Sheets.................................. 59
            Consolidated Statements of Operations........................ 60
            Consolidated Statements of Shareholders' Equity.............. 61
            Consolidated Statements of Cash Flows........................ 62
            Notes to Consolidated Financial Statements................... 63

    (b)  EXHIBITS

1.1 English translation of Articles of Association of the Company lodged with the Chamber of Commerce and Industry for Arnhem, The Netherlands*

2.1 Indenture, dated as of December 15, 1996, between the Company and Marine Midland Bank, as Trustee, relating to the 4.5% Convertible Subordinated Notes.***

2.2     Form of Notes included in Exhibit 2.1.***

2.3 Agreement and Plan of Reorganization, dated as of May 13, 1997 among Baan Company N.V., Green Software Acquisition Corporation and Aurum Software, Inc. ****

3.1 Form of Indemnification Agreement between the Company and directors and officers*

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

-------------

* Incorporated by reference to the Registration Statement (Registration Statement No. 33-91598) on Form F-1 effective on May 19, 1995

** Incorporated by reference to the Registration Statement (Registration Statement No. 333-00800) on Form F-1 effective on March 1, 1996

*** Incorporated by reference to the Registration Statement (Registration Statement No. 333-24201) on Form F-3 filed on March 31, 1997

**** Incorporated by reference to the Registration Statement (Registration Statement No. 333-31999) on Form F-4 effective on July 24, 1997

+       Confidential treatment granted.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Baan Company N.V.

   We have audited the accompanying consolidated balance sheets of Baan Company N.V. and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baan Company N.V. and subsidiaries at December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with accounting principles generally accepted in the United States.


                                    MORET ERNST & YOUNG ACCOUNTANTS


Utrecht, The Netherlands
May 4, 1998

                                BAAN COMPANY N.V.

                           CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                   DECEMBER 31,
                                                                           ---------------------------
                                                                              1996             1997
                                                                           ----------       ----------
ASSETS
Current assets:
  Cash and cash equivalents .........................................      $  236,986       $  111,417
  Marketable securities .............................................           3,867          104,847
  Accounts receivable, net of allowance for doubtful accounts of
     $8,504 in 1996 and $15,054 in 1997 .............................         163,666          226,798
  Due from related parties (includes $16,500 of trade accounts
     receivable for 1997) ...........................................              --           42,765
  Other current assets ..............................................          12,707           47,680
                                                                           ----------       ----------
          Total current assets ......................................         417,226          533,507

Property and equipment, at cost .....................................          55,119           91,143
Less accumulated depreciation and amortization ......................         (22,937)         (39,137)
                                                                           ----------       ----------
Net property and equipment ..........................................          32,182           52,006

Software development costs, net of accumulated amortization of
  $8,159 in 1996 and $13,396 in 1997 ................................          16,147           49,424
Intangible assets, net of accumulated amortization of
  $13,025 in 1996 and $19,840 in 1997 ...............................          24,269           41,085
Other non-current assets ............................................           7,149           35,599
Deferred tax asset ..................................................              --           10,788
                                                                           ----------       ----------
          Total assets ..............................................      $  496,973       $  722,409
                                                                           ==========       ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings from banks ..................................      $      870       $      877
  Accounts payable ..................................................          36,749           59,729
  Accrued liabilities ...............................................          29,324           63,823
  Payroll taxes payable .............................................           6,133           10,641
  Income taxes payable ..............................................          19,686           52,468
  Other current liabilities .........................................           4,679            5,803
  Deferred revenue ..................................................          14,097           29,872
  Current portion of long-term debt .................................             825              853
                                                                           ----------       ----------
          Total current liabilities .................................         112,363          224,066

Long-term debt ......................................................         176,260          200,718
Other long-term liabilities .........................................           5,262            7,160
Deferred income taxes ...............................................              72               --
Commitments and contingencies
Shareholders' equity:
  Common shares, par value -- NLG 0.06 per share, 700,000,000 shares authorized; 193,698,784 issued and outstanding
     in 1997 (187,817,546 in 1996) ..................................           5,759            5,939
  Additional paid-in capital ........................................         153,154          175,242
  Deferred compensation .............................................            (372)            (248)
  Retained earnings .................................................          45,211          116,224
  Accumulated translation adjustment ................................            (736)          (6,692)
                                                                           ----------       ----------
          Total shareholders' equity ................................         203,016          290,465
                                                                           ----------       ----------
                                                                           $  496,973       $  722,409
                                                                           ==========       ==========

See accompanying notes.

                                BAAN COMPANY N.V.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                      YEAR ENDED DECEMBER 31,
                                                             --------------------------------------------
                                                                1995             1996             1997
                                                             ----------       ----------       ----------
Net revenues:
  License revenue .....................................      $  118,894       $  226,135       $  367,101
  License revenue from related parties ................              --           14,532           66,325
                                                             ----------       ----------       ----------
     Total license revenue ............................         118,894          240,667          433,426
  Maintenance and service revenue .....................          84,434          163,580          244,875
  Hardware and other revenue ..........................          23,357           11,295            1,295
                                                             ----------       ----------       ----------
     Total net revenues ...............................         226,685          415,542          679,596

Cost of revenues :
  Cost of license revenue .............................           6,678           14,442           31,212
  Cost of maintenance and service revenue .............          68,174          134,851          189,072
  Cost of hardware and other revenue ..................          18,714            8,895              799
                                                             ----------       ----------       ----------
     Total cost of revenues ...........................          93,566          158,188          221,083
                                                             ----------       ----------       ----------
Gross profit ..........................................         133,119          257,354          458,513
                                                             ----------       ----------       ----------
Operating expenses:
  Sales and marketing .................................          63,803          111,103          184,703
  Research and development ............................          21,004           45,843           90,849
  General and administrative ..........................          24,488           34,701           54,020
  Amortization of intangible assets ...................           4,701            6,125            6,054
  Restructuring and other expenses ....................              --               --           12,068
                                                             ----------       ----------       ----------
     Total operating expenses .........................         113,996          197,772          347,694
                                                             ----------       ----------       ----------
Income from operations ................................          19,123           59,582          110,819

Interest income .......................................           1,391            1,137           14,408
Interest expense ......................................            (932)          (1,287)         (11,622)
Other income (expense), net ...........................           1,134              435              (95)
                                                             ----------       ----------       ----------
Income before income taxes and minority interest ......          20,716           59,867          113,510
Provision for income taxes ............................           9,817           23,255           36,354
Minority interest in (earnings) of consolidated
  subsidiaries ........................................             (72)              --               --
                                                             ----------       ----------       ----------
Net income ............................................      $   10,827       $   36,612       $   77,156
                                                             ==========       ==========       ==========
Net income per share
  Basic ...............................................      $     0.07       $     0.20       $     0.40
  Diluted .............................................      $     0.06       $     0.19       $     0.37

Shares used in computing per share amounts
  Basic ...............................................         164,929          179,512          190,842
  Diluted .............................................         182,866          196,496          206,071


See accompanying notes.

                                BAAN COMPANY N.V.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                                         COMMON SHARES                ADDITIONAL
                                                -------------------------------        PAID-IN            DEFERRED
                                                   SHARES             AMOUNT           CAPITAL          COMPENSATION
                                                ------------       ------------      ------------       ------------
Balance at December 31, 1994  ............       150,187,498       $      4,605      $     15,288       $       (866)
Exercise of warrants .....................           983,996                 30                --                 --
Issuance of common shares for
  purchase of remaining
  minority interest in subsidiary ........         1,200,000                 37             4,463                 --
Issuance of common shares
  pursuant to initial public
  offering, net of offering
  costs of $7,807 and including a
  related tax benefit of $2,209 ..........        16,000,000                490            57,884                 --
Issuance of common shares
  under stock purchase plan,
  and upon exercise of stock
  options including $856 tax
  benefit ................................         5,924,452                182             5,545                 --
Repurchase of common stock ...............            (3,710)                --                --                 --
Deferred compensation related
  to grant of stock options ..............                --                 --               557               (557)
Amortization of deferred
  compensation ...........................                --                 --                --                298
Currency translation
  adjustment..............................                --                 --                --                 --
Net income ...............................                --                 --                --                 --
                                                ------------       ------------      ------------       ------------
Balance at December 31, 1995  ............       174,292,236       $      5,344      $     83,737       $     (1,125)
Issuance of common shares
  for business acquisitions ..............         2,918,000                 89                --                 --
Issuance of common shares
  under stock purchase plan,
  and upon exercise of stock
  options including $797 tax
  benefit ................................         5,053,622                155             9,550                 --
Reclass due to elimination of
  mandatory redemption
  provisions related to convertible
  preferred stock and conversion to
  common stock ...........................         3,530,028                108                --                 --
Issuance of common  shares
  pursuant to initial public
  offering (Aurum) .......................         2,062,626                 63            60,472                 --
Repurchase of common stock ...............           (38,966)                --                --                 --
Reversal of deferred
  compensation from stock
  option cancellations ...................                --                 --              (605)               605
Amortization of deferred
  compensation ...........................                --                 --                --                148
Currency translation
  adjustment .............................                --                 --                --                 --
Net income ...............................                --                 --                --                 --
                                                ------------       ------------      ------------       ------------
Balance at December 31, 1996 .............       187,817,546       $      5,759      $    153,154       $       (372)
Issuance of common shares
  for business acquisitions ..............         1,300,198                 40             4,044                 --
Issuance of common shares
  under stock purchase plan,
  and upon exercise of stock
  options including $5,500 tax
  benefit ................................         4,581,040                140            18,044                 --
Amortization of deferred
  compensation ...........................                --                 --                --                124
Currency translation
  adjustment..............................                --                 --                --                 --
Net income ...............................                --                 --                --                 --
                                                ------------       ------------      ------------       ------------
Balance at December 31, 1997 .............       193,698,784       $      5,939      $    175,242       $       (248)
                                                ============       ============      ============       ============

                                                                   ACCUMULATED            TOTAL
                                                  RETAINED         TRANSLATION        SHAREHOLDERS'
                                                  EARNINGS          ADJUSTMENT           EQUITY
                                                ------------       ------------       ------------
Balance at December 31, 1994  ............      $     (1,680)      $      1,190       $     18,537
Exercise of warrants .....................                --                 --                 30
Issuance of common shares for
  purchase of remaining
  minority interest in subsidiary ........                --                 --              4,500
Issuance of common shares
  pursuant to initial public
  offering, net of offering
  costs of $7,807 and including a
  related tax benefit of $2,209 ..........                --                 --             58,374
Issuance of common shares
  under stock purchase plan,
  and upon exercise of stock
  options including $856 tax
  benefit ................................                --                 --              5,727
Repurchase of common stock ...............                --                 --                 --
Deferred compensation related
  to grant of stock options ..............                --                 --                 --
Amortization of deferred
  compensation ...........................                --                 --                298
Currency translation
  adjustment..............................                --              2,067              2,067
Net income ...............................            10,827                 --             10,827
                                                ------------       ------------       ------------
Balance at December 31, 1995  ............      $      9,147       $      3,257       $    100,360
Issuance of common shares
  for business acquisitions ..............              (548)                --               (459)
Issuance of common shares
  under stock purchase plan,
  and upon exercise of stock
  options including $797 tax
  benefit ................................                --                 --              9,705
Reclass due to elimination of
  mandatory redemption
  provisions related to convertible
  preferred stock and conversion to
  common stock ...........................                --                 --                108
Issuance of common  shares
  pursuant to initial public
  offering (Aurum) .......................                --                 --             60,535
Repurchase of common stock ...............                --                 --                 --
Reversal of deferred
  compensation from stock
  option cancellations ...................                --                 --                 --
Amortization of deferred
  compensation ...........................                --                 --                148
Currency translation .....................                --             (3,993)            (3,993)
adjustment
Net income ...............................            36,612                 --             36,612
                                                ------------       ------------       ------------
Balance at December 31, 1996 .............      $     45,211       $       (736)      $    203,016
Issuance of common shares
  for business acquisitions ..............            (6,143)                --             (2,059)
Issuance of common shares
  under stock purchase plan,
  and upon exercise of stock
  options including $5,500 tax
  benefit ................................                --                 --             18,184
Amortization of deferred
  compensation ...........................                --                 --                124
Currency translation .....................                --             (5,956)            (5,956)
adjustment
Net income ...............................            77,156                 --             77,156
                                                ------------       ------------       ------------
Balance at December 31, 1997 .............      $    116,224       $     (6,692)      $    290,465
                                                ============       ============       ============

See accompanying notes.

                                BAAN COMPANY N.V.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                 (IN THOUSANDS)

                                                                                      YEAR ENDED DECEMBER 31,
                                                                           --------------------------------------------
                                                                              1995             1996             1997
                                                                           ----------       ----------       ----------
Operating activities:
Net income ..........................................................      $   10,827       $   36,612       $   77,156
  Adjustments to reconcile net income to net cash provided by
    (used in) operating activities:
    Depreciation and amortization ...................................          13,566           19,782           29,104
    Minority interest in earnings of consolidated subsidiaries ......              72               --               --
    Provision (benefit) for deferred income taxes ...................           2,165           (7,187)         (10,592)
    Foreign currency transaction (gains) losses .....................             253              170           (6,452)
    Changes in operating assets and liabilities, net
     of acquisitions:
      Accounts receivable ...........................................         (52,777)         (72,520)         (67,677)
      Due from related parties ......................................              --               --          (42,765)
      Other current assets ..........................................          (1,679)          (6,026)         (35,963)
      Accounts payable ..............................................          11,358           12,312           19,599
      Accrued liabilities ...........................................           5,983           14,367           42,727
      Payroll taxes payable .........................................             713            2,899            5,125
      Income taxes payable ..........................................           2,052           14,023           33,909
      Other current liabilities .....................................          (1,376)             746           (3,256)
      Deferred revenue ..............................................             135            1,923           17,924
                                                                           ----------       ----------       ----------
Net cash provided by (used in) operating activities .................          (8,708)          17,101           58,839
                                                                           ----------       ----------       ----------
Investing activities:
Property and equipment purchased ....................................         (18,034)         (23,856)         (42,457)
Property and equipment sold .........................................           3,152            3,893            7,604
Increase in capitalized software development costs ..................          (3,932)         (10,705)         (29,518)
Payment for acquisitions and investments, net of cash acquired ......          (9,652)          (3,806)         (59,922)
Purchases of marketable securities ..................................         (33,862)         (14,286)        (539,233)
Sale of short-term investments ......................................              --               --           62,270
Proceeds from maturities of marketable securities ...................          10,300           33,982          375,983
Other ...............................................................           1,173            1,095           (2,231)
                                                                           ----------       ----------       ----------
Net cash used in investing activities ...............................         (50,855)         (13,683)        (227,504)
                                                                           ----------       ----------       ----------
Financing activities:
Net payments under short-term credit facilities .....................          (1,367)          (3,249)            (742)
Payments of long-term borrowings ....................................            (662)            (414)          (1,108)
Issuance costs of convertible subordinated notes ....................              --           (4,375)            (875)
Proceeds from issuance of convertible subordinated notes ............              --          175,000           25,000
Proceeds from issuance of mandatorily redeemable convertible
 preferred stock.....................................................           5,973              882               --
Proceeds from issuance of common shares .............................          61,107           51,147           18,002
                                                                           ----------       ----------       ----------
Net cash provided by financing activities ...........................          65,051          218,991           40,277

Effect of foreign currency exchange rates on cash and cash
  equivalents .......................................................              70             (383)           2,819
                                                                           ----------       ----------       ----------
Increase (decrease) in cash and cash equivalents ....................           5,558          222,026         (125,569)
Cash and cash equivalents at beginning of year ......................           9,402           14,960          236,986
                                                                           ----------       ----------       ----------
Cash and cash equivalents at end of year ............................      $   14,960       $  236,986       $  111,417
                                                                           ==========       ==========       ==========
Supplemental disclosures of cash flow information:
 Cash paid during the period for:
  Interest ..........................................................      $      806       $      657       $   10,924
                                                                           ==========       ==========       ==========
  Taxes .............................................................      $    5,661       $   12,869       $    6,561
                                                                           ==========       ==========       ==========
Tax benefit related to issuance of common shares ....................      $    3,065       $      797       $    5,500
                                                                           ==========       ==========       ==========

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

BUSINESS

    Baan Company N.V. (the Company or Baan) is incorporated in The Netherlands. The Company provides enterprise business management software for an open systems, client/server computing environment. The Company's products address an organization's entire value chain, from front office functions (such as interaction with customers and sales) to the more traditional back-office operations (such as order management and inventory control) associated with Enterprise Resource Planning ("ERP"). The Company sells and supports its products through corporate headquarters in Putten, The Netherlands and Reston, Virginia, USA; Business Support Centers in three main locations located in The Netherlands, the United States and India; and direct and indirect distribution channels.

PRINCIPLES OF CONSOLIDATION

    The accompanying financial statements consolidate the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in companies in which the Company has significant influence are accounted for under the equity method. Investments in companies in which the Company does not have significant influence are carried at cost or estimated realizable value, if less.

FOREIGN EXCHANGE

    Assets and liabilities of the Company's foreign subsidiaries are translated from their respective functional currencies to United States dollars at year-end exchange rates. Income and expense items are translated on a quarterly basis at the average rates of exchange prevailing during the quarter. The adjustment resulting from translating the financial statements of the Company's foreign subsidiaries is reflected as an accumulated translation adjustment in shareholders' equity. Foreign currency transaction gains and losses are included in income from operations.

DERIVATIVE FINANCIAL INSTRUMENTS

    Derivative financial instruments are used by the Company in the management of its foreign currency exposures. Realized and unrealized gains and losses on foreign currency forward contracts are marked to market and recognized in results of operations. Any realized and unrealized gains and losses on contracts used to hedge intracompany transactions of a long-term investment nature are included in the accumulated translation adjustment in shareholders' equity.

REVENUE RECOGNITION

    License revenue is derived from software licensing fees. Maintenance and service revenue is derived from maintenance support services, training and consulting. Hardware revenue is derived from resales of third party hardware in connection with licenses of the Company's software. License and hardware revenue is recognized upon delivery if no significant vendor obligations remain, there are no significant uncertainties surrounding product acceptance, amounts are due within one year and collection of the resulting receivable is deemed probable. Sales to third party and related party indirect channel partners are recorded at the time of product shipment, subject to certain conditions including an evaluation of the amount of inventory being carried by the reseller channel. Delivery is further defined in certain contracts as delivery of the product master or first copy for noncancelable product licensing arrangements under which the customer has certain software reproduction rights. The Company accrues for any remaining insignificant vendor obligations and post contract support obligations at the point that revenue from the software license is recognized. Returns and allowances (which have not been significant through December 31, 1997) are estimated and provided for at the time of sale. Service revenue from customer maintenance fees for ongoing customer support and product updates is recognized ratably over the term of the maintenance period, which is typically twelve months. Payments for maintenance fees are generally made in advance and are nonrefundable. Service revenue from consulting and training is billed separately and is recognized when the services are performed. Costs of third party implementation services are accrued by the Company as incurred. Revenue under contracts requiring product customization are recorded under contract accounting on a percent-of-completion basis.

SOFTWARE DEVELOPMENT COSTS

    Costs related to research, design and development of computer software are expensed as incurred. Certain software development costs related to completion of internally developed products are capitalized at the point that technological feasibility is established, normally at the completion of a detail program design. Capitalized amounts are reported at the lower of unamortized cost or net realizable value. These costs are amortized on a product-by-product basis. The annual amortization expense is the greater of the amount computed using the ratio of current revenue to the total anticipated revenue for the product or the straight line method over the estimated life of the product (generally three years), starting when the product is available for general release to customers. Estimated lives are revised when new projects or product enhancements which effect product lives are completed. The establishment of technological feasibility and the ongoing assessment of the recoverability of capitalized amounts require a significant amount of judgment by management in assessing such factors as future revenues, product lives and economic changes in the Company's marketplace. Amortization of software development costs was approximately $2,138,000, $2,464,000 and $5,947,000 for the years ended December 31, 1995,
1996 and 1997, respectively. Such amortization is included in cost of license revenue.

DEPRECIATION AND AMORTIZATION

    Property and equipment and intangible assets are stated at cost. Depreciation and amortization of such assets is provided on the straight-line method over the following estimated useful lives:

      - Computer equipment............. 3 - 5 years
      - Furniture...................... 5 - 7 years
      - Leasehold improvements......... lesser of lease term or estimated useful life
      - Goodwill....................... 8 years
      - Customer lists................. 5 years
      - Assembled workforce............ 7 years

    In August 1997, Baan Germany entered into a $16.7 million sponsorship contract with Expo 2000, to be held in Hanover. Under the terms of the agreement, Baan is permitted to use the Expo Logo, Expo mascot, and World Partner title in its advertising, effective immediately. Baan is the exclusive World Partner of Applications Software. The estimated amount associated with the use of pavilion space and admittance tickets (approximately $7.5 million) will be deferred until utilized in the year 2000. The remaining balance under the contract (approximately $9.2 million for use of the Expo Logo, mascot and World Partners title) will be amortized until December 31, 2001, when use of those rights expire.

PER SHARE INFORMATION

    In November 1997, the Company approved a two-for-one stock split effective December 11, 1997. All references in this Form 20-F to the number of shares and per share amounts have been restated to reflect the two-for-one split.

    In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share, which was required to be adopted on December 31, 1997. Under the new requirements, basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of shares issuable upon the exercise of stock options (using the treasury stock method) and convertible securities when the effect is dilutive. The Company has changed its method of computing earnings per share and has restated all prior periods.

    The following table sets forth the computation of basic and diluted income per share for the years ended December 31, (in thousands, except per share amounts):


                                                 1995          1996          1997
                                               --------      --------      --------
Numerator:
  Net Income ............................      $ 10,827      $ 36,612      $ 77,156
                                               ========      ========      ========
Denominator:
  Denominator for basic income per
   share-weighted average shares ........       164,929       179,512       190,842
  Common stock equivalents ..............        17,937        16,984        15,229
                                               --------      --------      --------
  Denominator for diluted income per
   share-adjusted weighted average shares
   and assumed conversions ..............       182,866       196,496       206,071
                                               ========      ========      ========
Basic income per share ..................      $   0.07      $   0.20      $   0.40
Diluted income per share ................      $   0.06      $   0.19      $   0.37

    At December 31, 1996 and 1997, 7,955,000 and 9,091,000 shares issuable upon conversion of the Company's convertible subordinated notes were excluded from the computation of diluted earnings per share because the effect was antidilutive. See Note 5 to Notes to Consolidated Financial Statements.

CASH AND CASH EQUIVALENTS

    The Company considers investments in highly-liquid debt instruments with insignificant interest rate risk and maturities of 90 days or less at the date of purchase to be cash equivalents. The carrying amount reported in the balance sheets for cash and cash equivalents approximates their fair value based on quoted market prices.

    Cash equivalents consist principally of investments in certificates of deposit with approved financial institutions, commercial paper and other specific money market instruments of similar liquidity and credit quality. The Company has not experienced any significant losses related to these investments.

MARKETABLE SECURITIES

    Debt securities that the Company has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities that the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as securities available-for-sale and are carried at fair value.

    Management determines the proper classifications of debt and marketable equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. By policy, the Company's investments are primarily in short-term notes. As of December 31, 1997, all such securities were designated as available-for-sale. Accordingly, these securities are carried at fair value. Since the difference between cost and fair value at December 31, 1997 and 1996 was immaterial, no adjustments have been made to the historical carrying value of the investments and no unrealized gains or losses have been recorded as a separate component of shareholders' equity.

ASSET IMPAIRMENT

    The Company recognizes impairment losses on its long-lived assets held for use when its estimate of the undiscounted future cash flows expected to be generated by such assets is less than their carrying amount. Measurement of the impairment loss is based on the fair value of the asset. Generally, fair value will be determined using valuation techniques such as the present value of the expected future cash flows. The carrying value of long-lived assets is reviewed on a regular basis for the existence of facts or circumstances both internally and externally that may suggest impairment. The Company has recognized impairment losses of $1,693,000 relating to goodwill and equipment write-offs in connection with various acquisitions during 1997. These losses were included in restructuring and other expenses in the income statement. Previously, the Company had not recognized any impairment losses relating to its long-lived assets since 1993.

RECLASSIFICATIONS

    Certain prior period amounts have been reclassified to conform to the current period presentation.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements and is required to be adopted by the Company beginning in fiscal 1998. Additionally, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which establishes standards for the way that public business enterprises report information in annual statements and interim financial reports regarding operating segments, products and services, geographic areas and major customers. SFAS 131 will be effective for the Company for fiscal 1998 and will apply to both annual and interim financial reporting. The Company is evaluating the potential impact of these accounting pronouncements on required disclosures. SFAS 130 and SFAS 131 will not have a material impact on the financial position or results of operations of the Company.

      In October 1997, the Accounting Standards Executive Committee issued Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by Statement of Position 98-4, which provide guidance on applying generally accepted accounting principles in recognizing revenue on software transactions and are effective for the Company's transactions entered into subsequent to December 31, 1997. The adoption of the SOP's, in certain circumstances, may result in the deferral of software license revenues that would have been recognized upon delivery of the related software under the preceding accounting standard, SOP 91-1. Detailed implementation guidelines for the new standards have not yet been issued. Once issued, such detailed implementation guidance could lead to unanticipated changes in the Company's current revenue accounting practices and such changes could materially adversely affect the company's revenues and earnings. Such implementation guidance may also necessitate substantial changes in the company's business practices in order for the Company to continue to recognize a substantial portion of its license fee revenue upon delivery of its software products. Such changes may reduce demand, extend sales cycles, increase administrative costs and otherwise adversely affect operations.

2  PROPERTY AND EQUIPMENT

    Property and equipment consists of the following (in thousands):

                                                               DECEMBER 31,
                                                        ------------------------
                                                          1996            1997
                                                        --------        --------
Leasehold improvements .........................        $  3,358        $  7,137
Computer equipment .............................          40,864          60,445
Furniture and other ............................          10,897          23,561
                                                        --------        --------
                                                        $ 55,119        $ 91,143
                                                        ========        ========

    Depreciation and amortization expense related to property and equipment was $6,429,000, $11,038,000 and $17,665,000 for the years ended December 31, 1995,
1996, and 1997, respectively.

3  INTANGIBLE ASSETS

    Intangible assets, net of accumulated amortization, consist of the following (in thousands):

                                                              DECEMBER 31,
                                                        ------------------------
                                                          1996            1997
                                                        --------        --------
Goodwill .......................................        $ 12,136        $ 25,213
Customer lists .................................           9,267           9,226
Assembled workforce ............................           2,866           6,646
                                                        --------        --------
                                                        $ 24,269        $ 41,085
                                                        ========        ========

    Amortization expense related to intangible assets was $4,701,000, $6,125,000, and $6,054,000 for the years ended December 31, 1995, 1996, and
1997, respectively.

4  MARKETABLE SECURITIES

        The following is a summary of available-for-sale debt and equity securities (in thousands):

                                                          DECEMBER 31,
                                                     ----------------------
                                                       1996          1997
                                                     --------      --------
Corporate notes ..................................   $  3,867      $135,624
US government agency notes .......................         --        20,951
Other ............................................     16,770           337
                                                     --------      --------
                                                     $ 20,637      $156,912
                                                     ========      ========

Amounts included in cash equivalents .............   $ 16,770      $ 52,065
Amounts included in marketable securities ........      3,867       104,847
                                                     --------      --------
                                                     $ 20,637      $156,912
                                                     ========      ========

    All securities held as of December 31, 1997 are due within one year. Gross realized gains and losses have been immaterial. The cost of securities sold is based on specific identification.

5  BORROWING ARRANGEMENTS

CREDIT AGREEMENTS

    The Company has a credit facility with a Dutch bank which allows the Company to borrow up to NLG 40,000,000 ($19,811,600 based on the exchange rate at December 31, 1997). Certain of the Company's subsidiaries may borrow up to $10,000,000 under this credit facility. Interest on borrowings under the credit facility accrues at the Dutch Central Bank's promissory note rate plus 1.5% (a total of 4.75% at December 31, 1997) with a minimum interest rate of 4% and is payable quarterly. There were no outstanding borrowings under the credit facility at December 31, 1996 and 1997.

    The Company, its Netherlands subsidiaries, and Baan USA, Inc. have pledged their accounts receivable as collateral for the credit facility. Furthermore, these entities may not transfer title to any of their assets outside the normal course of business without the express written consent of the bank.

    Certain of the Company's subsidiaries have agreements with their credit institutions which allow them to carry deficit balances in their demand deposit accounts. Borrowings under such agreements amounted to $948,000 and $877,000 at December 31, 1996 and 1997, respectively.

    One of the short-term borrowings by the Company's subsidiaries at December 31, 1997 is guaranteed by a standby letter of credit, thereby reducing the availability of funds to the Company under its NLG 40,000,000 credit facility. As of December 31, 1996 and 1997, $899,000 and $6,168,000, respectively, of such borrowings were guaranteed by the Company. As these borrowings effectively reduce the availability of cash to the Company from its Dutch bank, they have been presented as a reduction in cash and cash equivalents in the accompanying financial statements.

    The weighted average interest rates on the short-term borrowings were 19.4% and 11.33% at December 31, 1996 and 1997, respectively.

LONG-TERM DEBT

    The Company's long-term debt obligations consist of the following (in thousands):

                                                                               DECEMBER 31,
                                                                          --------------------
                                                                            1996        1997
                                                                          --------    --------
Convertible subordinated notes, 4.50%, due December 15, 2001 .........    $175,000    $200,000
Guilder denominated loans, 7.5% to 7.75%, due September 30,
   2000 and December 31, 2001 ........................................       1,576       1,040
Other ................................................................         509         531
                                                                          --------    --------
                                                                           177,085     201,571
Less current portion .................................................         825         853
                                                                          --------    --------
                                                                          $176,260    $200,718
                                                                          ========    ========

    In December 1996, the Company issued $175,000,000 of 4.5% unsecured convertible subordinated notes ("Notes") pursuant to an indenture dated as of December 15, 1996 ("Indenture"). The Notes are convertible into the Company's common shares at any time after the 90th day following the last original issue date of the Notes at a conversion price of $22.00 per share. The Notes are redeemable by the Company under certain conditions after December 16, 1998 and at any time after December 16, 1999. Until the Notes are converted or redeemed, the Company will pay interest semi-annually, commencing June 15, 1997. In January 1997, the Company issued another $25,000,000 of Notes under the same terms and conditions. The Notes are subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the Indenture) of the Company.

    Costs of $4,375,000 incurred in connection with issuing the Notes have been capitalized and are being amortized on a straight-line basis to interest expense over the term of the Notes. A total of $875,000 was amortized in the year ended December 31, 1997. Remaining unamortized costs are included in other non-current assets in the accompanying financial statements.

    In 1987 and 1988, the Company obtained loans of NLG 2,000,000 and NLG 4,000,000 (Loans), respectively. The Loans collectively require semi-annual principal payments of NLG 325,000 ($161,700 based on the exchange rate at December 31, 1997) which began in 1992. The interest rates on the Loans will be adjusted in 1998 to interest rates which will be comparable to interest rates offered to similar borrowers as determined by the lender.

    The aggregate amount of maturities subsequent to December 31, 1997 for all long-term debt based on the exchange rates at December 31, 1997 were as follows (in thousands):

            1998.............................  $     853
            1999.............................        322
            2000.............................        297
            2001.............................    200,099
                                               ---------
                                               $ 201,571
                                               =========

6   SHAREHOLDERS' EQUITY

COMMON SHARES

    In May 1995, the Company completed its initial public offering (IPO) of 29,200,000 common shares at $4.00 a share, of which 16,000,000 shares were sold by the Company and 13,200,000 shares were sold by selling shareholders. The Company received proceeds of approximately $58,402,000 from the IPO, net of issuance costs of $7,807,000 and included a related tax benefit of $2,209,000.

    In December 1997, the shareholders of the Company approved a two-for-one stock split effective December 11, 1997. The authorized number of common shares was increased from 350 million to 700 million. In connection with this, the shareholders authorized an increase in par value to NLG 0.12 per share which was then split to NLG 0.06 per share. All references in the accompanying financial statements to number of shares, per share amounts, stock option data and market prices of the Company's common stock have been retroactively restated to reflect this stock split.

    The Company is able to declare or pay dividends in any currency or multiple currencies as deemed appropriate by management, although the Company has no present intent to declare any dividend.

STOCK PLANS

    In December 1993, shareholders approved the 1993 Stock Plan (Plan). Through this Plan and subsequent amendments, the Company has reserved a total of 36,000,000 common shares for grant thereunder to eligible participants. The shares may be authorized but unissued, or reacquired common stock. The number of common shares covered under the Plan shall be proportionately adjusted for any increase or decrease in the number of shares issued for which the Company receives no consideration.

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

    As a result of the Company's acquisition of Aurum Software, Inc. ("Aurum") in 1997, the Company assumed the outstanding options under Aurum's 1995 Stock Option Plan (the "Aurum Plan"). The Aurum Plan provided for grants of incentive stock options to employees and nonqualifying options to eligible participants of Aurum. The term of each option was not to exceed a period of ten years from the grant date and each option generally vested over five years. At December 31, 1997, the Company had reserved 964,000 of its common shares for issuance under the Aurum Plan. No additional grants will be made from the Aurum Plan.

    In February 1995, the Company adopted the 1995 Employee Stock Purchase Plans (U.S. ESPP and Non-U.S. ESPP). The U.S. ESPP permits eligible employees of Baan USA to purchase common shares through payroll deductions of up to the lesser of 10% of their compensation, or $25,000 in any year. The price of common shares purchased under the U.S. ESPP will be 85% of the lower of the fair market value of the Company's common shares on the first or last day of each offering period. The Non-U.S. ESPP terms are modified for local rules governing such plans. A total of 4,000,000 common shares are available for grant under the two Employee Stock Purchase Plans. Approximately 1,466,000 common shares were issued under these plans through December 31, 1997.

    In March 1995, the Company adopted the 1995 Director Stock Option Plan ("Director Plan"). Under the terms of the Director Plan, each person who becomes a Supervisory Director after July 1, 1995 shall automatically be granted an option to purchase 32,000 common shares of the Company ("Initial Options"). Initial Option grants vest in four equal annual installments. All options have a term of ten years and are to be granted at fair market value at the date of grant. In the event of a merger or sale of the Company, all options granted become exercisable immediately. The Company has reserved a total of 1,600,000 common shares for grant under the Director Plan.

    Option activity under the plans, excluding the U.S. ESPP and Non-U.S. ESPP, was as follows:

                                                                                                    WEIGHTED
                                                                   SHARES                           AVERAGE
                                                                  AVAILABLE         NUMBER OF        PRICE
                                                                  FOR GRANT           SHARES       PER OPTION
                                                                 -----------       -----------     ----------
Balance at December 31, 1994 ..............................        6,240,000        17,760,000       $  0.43
Additional shares authorized for issuance .................        6,461,000                --            --
Granted ...................................................       (9,405,000)        9,405,000       $  3.99
Canceled or expired .......................................        2,793,000        (2,793,000)      $  0.51
Exercised .................................................               --        (5,175,000)      $  0.43
                                                                 -----------       -----------       -------
Balance at December 31, 1995 ..............................        6,089,000        19,197,000       $  2.17
Additional shares authorized for issuance .................        6,218,000                --            --
Granted ...................................................       (6,580,000)        6,580,000       $ 12.73
Canceled or expired .......................................        1,763,000        (1,763,000)      $  1.07
Exercised .................................................               --        (4,648,000)      $  1.46
                                                                 -----------       -----------       -------
Balance at December 31, 1996 ..............................        7,490,000        19,366,000       $  6.03
Additional shares authorized for issuance .................        3,072,000                --            --
Granted ...................................................       (7,712,000)        7,712,000       $ 23.26
Canceled or expired .......................................          576,000          (576,000)      $ 13.77
Exercised .................................................               --        (4,193,000)      $  3.57
                                                                 -----------       -----------       -------
Balance at December 31, 1997 ..............................        3,426,000        22,309,000       $ 12.24
                                                                 ===========       ===========       =======

    As of December 31, 1996 and 1997, stock options were exercisable for 5,434,000 and 6,189,000 common shares, respectively.

    The following table summarizes information about stock options outstanding at December 31, 1997:

               OPTIONS OUTSTANDING                                   OPTIONS EXERCISABLE
---------------------------------------------------    ----------------------------------------------
                    WEIGHTED AVERAGE                     WEIGHTED                         WEIGHTED
    RANGE OF           REMAINING          NUMBER       AVERAGE PRICE       NUMBER       AVERAGE PRICE
 EXERCISE PRICES    CONTRACTUAL LIFE    OUTSTANDING      PER OPTION      EXERCISABLE      PER OPTION
----------------    ----------------    -----------    -------------     -----------    -------------
$ 0.17 - $ 4.00        1.7 years          7,531,000        $ 0.96          3,365,000         $ 0.90
$ 6.60 - $12.64        2.9 years          4,149,000        $ 9.87          1,752,000         $ 9.52
$13.22 - $18.00        3.7 years          6,633,000        $16.28            931,000         $16.76
$18.20 - $26.88        5.7 years            988,000        $21.65            119,000         $21.83
$25.81 - $30.63        4.8 years          1,932,000        $30.45              9,000         $30.37
$31.07 - $49.69        5.6 years          1,076,000        $33.17             13,000         $33.32
                                         ----------                        ---------
                                         22,309,000                        6,189,000
                                         ==========                        =========

    The Company recorded for financial statement purposes deferred compensation expense of $1,423,000 for the difference between the grant price and the deemed fair value of certain of the Company's common share options granted in 1994 and 1995. This amount is being amortized over the vesting period of the individual options, generally five years. Compensation expense was approximately $298,000, $148,000 and $124,000 for the years ended December 31, 1995, 1996 and 1997, respectively. During 1996, certain options were canceled which further reduced deferred compensation by $605,000. No options were cancelled during 1997. At December 31, 1997, deferred compensation totaled $248,000.

STOCK-BASED COMPENSATION

    As permitted under Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (SFAS No. 123), the Company has elected to follow Accounting Principles Board's Opinion No. 25 "Accounting for Stock Issued to Employees" (APB No. 25) in accounting for stock-based awards to employees. Under APB No. 25, the Company generally recognizes no compensation expense with respect to such awards since the exercise price of the stock options granted are equal to the fair market value of the underlying security on the grant date.

    Pro forma information regarding net income and earnings per share is required by SFAS No. 123 for awards granted after December 31, 1994 as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS No. 123. The fair value of the Company's stock-based awards to employees was estimated as of the date of grant using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

                                            OPTIONS                            ESPP
                                   --------------------------       --------------------------
                                   1995       1996       1997       1995       1996       1997
                                   ----       ----       ----       ----       ----       ----
Expected life (months) ......        60         56         56          6          6          6
Expected volatility .........        19%        50%        50%        12%        50%        50%
Risk-free interest rate .....       5.7%       6.1%       5.7%       5.6%       6.2%       5.4%

    For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period (for options) and the six-month purchase period (for stock purchases under the ESPP). The Company's pro forma net income and net income per share for 1995, 1996 and 1997 is as follows (in thousands except for net income per share):

                                       1995             1996             1997
                                    ----------       ----------       ----------
Net income:
   As reported ..............       $   10,827       $   36,612       $   77,156
   Pro forma ................       $    9,238       $   28,616       $   50,479
Basic income per share
   As reported ..............       $     0.07       $     0.20       $     0.40
   Pro forma ................       $     0.06       $     0.16       $     0.26
Diluted income per share
   As reported ..............       $     0.06       $     0.19       $     0.37

   Pro forma ................       $     0.05       $     0.15       $     0.25

    Since SFAS No. 123 is applicable only to awards granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until approximately 1999.

    The weighted-average fair value of options granted during 1995, 1996 and 1997 was $1.86, $5.30 and $11.25 respectively. The weighted average fair value of employee stock purchase rights granted under the U.S. ESPP and Non-U.S. ESPP during 1995, 1996 and 1997 was $0.75, $3.61 and $6.28, respectively.

7   INCOME TAXES

    The Company accounts for income taxes under Statement of Financial Accounting Standards Board No. 109. Deferred income taxes are provided, using the liability method, for all timing differences between tax and financial reporting. Where applicable, deferred income taxes are reduced by the tax effect of available tax loss-carryforwards.

    Income before income taxes and minority interest consists of the following (in thousands):

                                                  YEAR ENDED DECEMBER 31,
                                             ------------------------------------
                                               1995          1996          1997
                                             --------      --------      --------
The Netherlands .......................      $ 20,233      $ 49,229      $ 81,629
Rest of the world .....................           483        10,638        31,881
                                             --------      --------      --------
Income before income taxes and minority
  interest ............................      $ 20,716      $ 59,867      $113,510
                                             ========      ========      ========

    The components of the provision for income taxes are as follows (in thousands):

                                               YEAR ENDED DECEMBER 31,
                                       -------------------------------------
                                         1995          1996           1997
                                       --------      --------       --------
Current:
  The Netherlands ...............      $  4,947      $ 22,184       $ 31,316
  Germany .......................         2,282         4,393          4,536
  United States .................            --         3,168          7,579
  Other countries ...............           422           697          3,515
                                       --------      --------       --------
    Total current ...............         7,651        30,442         46,946

Deferred:
  The Netherlands ...............         2,017        (7,410)       (11,741)
  Germany .......................           149           223            415
  United States .................            --            --            734
                                       --------      --------       --------
    Total deferred ..............         2,166        (7,187)       (10,592)
                                       --------      --------       --------
Provision for income taxes ......      $  9,817      $ 23,255       $ 36,354
                                       ========      ========       ========

    In 1995, 1996, and 1997, the Company recognized tax benefits related to stock option plans of $856,000, $797,000 and $5,500,000, respectively. Such benefits were recorded as an increase to additional paid-in capital.

    The Company's effective income tax rate differs from The Netherlands' statutory rate of 35% due to the following (in thousands):

                                                             YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------
                                                       1995           1996            1997
                                                     --------       --------        --------
Expected tax at statutory rate ................      $  7,250       $ 20,953        $ 39,729
Amortization of goodwill ......................           435            661           2,106
Foreign earnings taxed at higher rates ........           512          1,881             239
Dutch qualifying income tax reduction .........            --             --          (4,382)
Other, net ....................................         1,620           (240)         (1,338)
                                                     --------       --------        --------
Provision for income taxes ....................      $  9,817       $ 23,255        $ 36,354
                                                     ========       ========        ========
Effective tax rate ............................            47%            39%             32%

    The components of the deferred tax assets and liabilities are as follows (in thousands):

                                                                  DECEMBER 31,
                                                            -----------------------
                                                              1996           1997
                                                            --------       --------
Deferred tax assets:
  Expenses not currently deductible ..................      $    975       $  1,709
  Net operating losses of foreign subsidiaries .......         8,017         13,708
                                                            --------       --------
    Total deferred tax assets ........................         8,992         15,417
                                                            --------       --------
Deferred tax liabilities:
  Intangible assets ..................................         4,208          4,629
  Software development costs .........................         4,856             --
                                                            --------       --------
    Total deferred tax liabilities ...................         9,064          4,629
                                                            --------       --------
Total net deferred tax asset (liabilities) ...........      $    (72)      $ 10,788
                                                            ========       ========

    At December 31, 1997, the Company had foreign net operating loss carryforwards of approximately $36,000,000. Approximately $12,000,000 of these carryforwards have no expiration date and the balance expires in 1999 or later. For financial accounting purposes, the benefit of these losses has been recorded as a reduction of the provision for Dutch income taxes in 1995, 1996 and 1997.

    No deferred income taxes have been provided for the income tax liability which may be incurred on repatriation of the undistributed earnings of the Company's consolidated foreign subsidiaries because the Company intends to reinvest such earnings indefinitely.

    During 1997, the Company was notified by the Dutch authorities that it qualified for a reduced tax rate on certain of its qualifying income which included net interest income from intercompany loans, and for money held on the $200 million convertible debt , and on royalties from direct license revenue. Based on this ruling and other iniatives, the Company was able to decrease its effective worldwide tax rate of approximately 39% in 1996 to approximately 32% in 1997. Also, as part of the above ruling, the tax basis for software development costs was adjusted to equal the book basis, thereby eliminating the deferred tax liability.

    The reduced tax rate on certain qualifying income may be subject to review by the European commission. Although at present, there is not any indication that such a review will take place, the result of that review could potentially result in a higher effective tax rate for the Company.

8   FINANCIAL INSTRUMENTS

DERIVATIVE FINANCIAL INSTRUMENTS

    The Company's use of derivative financial instruments are limited to short-term foreign currency forward contracts. The Company uses these contracts primarily to offset the effects of exchange rate changes on intracompany cash flow exposures denominated in foreign currencies. These exposures include trade accounts receivable, royalties, service fees and loans. The primary exposures are denominated in European and Asian currencies. The Company does not hold these derivative financial instruments for trading purposes.

    The Company's foreign currency forward contracts all have maturities of less than one year. These forward contracts are summarized below at contract value (in thousands):

                                                             DECEMBER 31,
                                                        ------------------------
                                                          1996            1997
                                                        --------        --------
European currencies ............................        $ 61,805        $ 45,124
Asian currencies ...............................          16,187          29,584
Other currencies ...............................           3,150           1,210
                                                        --------        --------
Total ..........................................        $ 81,142        $ 75,918
                                                        ========        ========

    The amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies.

    While the contract amounts provide a measure of the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk. The Company controls credit risk through credit approvals, limits and subsequent monitoring procedures.

    The Company operates in certain countries in Latin America, Eastern Europe, and Asia Pacific where there are limited forward currency exchange markets and thus the Company has unhedged transaction exposures in these currencies.

FAIR VALUES OF FINANCIAL INSTRUMENTS

    The carrying amounts and estimated fair values of the Company's financial instruments were as follows (in thousands):

                                                             1996                        1997
                                                    ----------------------      ----------------------
                                                    CARRYING       FAIR         CARRYING        FAIR
                                                     AMOUNT        VALUE         AMOUNT         VALUE
                                                    --------      --------      --------      --------
Financial assets
  Cash and cash equivalents ..................      $236,986      $236,986      $111,417      $111,417
  Marketable securities ......................         3,867         3,867       104,847       104,847
Financial liabilities
  Short-term borrowings ......................           870           870           877           877
  Convertible subordinated notes .............       175,000       175,577       200,000       316,060
  Other long-term borrowings
     (including current portion)  ............         2,085         2,085         1,571         1,571
Off-balance sheet instruments
  Foreign currency forward contracts .........            --        80,676            --        75,014

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

        Short-term borrowings -- The carrying amount approximates fair value because of the short maturity of these instruments.

        Convertible subordinated notes -- The fair value of the Notes was based on quoted market prices and reflects the increase in share price of the Company's common stock since the Notes were issued.

        Other long-term borrowings -- The fair value of these financial instruments is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

        Foreign currency forward contracts -- The fair value of the contracts is based on the estimated amount at which they could be settled based on quoted exchange rates. Foreign currency contracts are usually three months in duration and typically are due at the end of each quarter. There were no material differences between contract value and fair value at December 31, 1997.

9   CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, marketable securities, accounts receivable, and financial instruments used in hedging activities.

    The Company places its cash equivalents and marketable securities with high quality financial institutions and, by policy, limits the amount of credit exposure with any one financial institution.

    Credit risk associated with accounts receivable is limited due to the large number of customers comprising the Company's customer base and their dispersion among many different industries and geographical regions. The Company does not require collateral to support customer receivables. The Company also maintains reserves for potential losses, and all credit losses to date have been within management's expectations. For the year ended December 31, 1995 the Company charged a write-off of approximately $1.0 million to bad debt expense. Bad debt write-offs in 1995 were $251,000. For the year ended December 31, 1996, the Company charged $8.3 million to bad debt expense. Bad debt write-offs in 1996 were $1.6 million. For the year ended December 31, 1997 the Company charged $12.4 million to bad debt expense and recorded bad debt write-offs of $3.0 million.

    During the years ended December 31, 1996 and 1997, the Company entered into agreements pursuant to which it sold $17.0 million and $17.5 million, respectively, of its existing accounts receivable. Under the terms of the agreements, the purchaser assumed all credit loss risk. The proceeds from the sale were less than the face amount of the accounts receivable by an amount which approximates the short-term unsecured borrowing cost of the Company's customers. The discount from the face amount in 1996 and 1997 was $602,000 and $716,000, respectively, and is included in selling and marketing expenses in the accompanying financial statements. The balance of the accounts receivable sold was $16.4 million and $16.8 million as of December 31, 1996 and 1997, respectively.

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

10  TRANSACTIONS WITH RELATED PARTIES

    Baan Investment B.V. ("BIBV," together with its subsidiaries the related parties), is controlled by Jan and J.G. Paul Baan, and owns approximately 39% of the outstanding Common Shares of the Company. BIBV has invested in various new technologies, educational programs, research projects and sales, consulting and support activities in the ERP market. Often, these investments take the forms of joint ventures or partnerships, whose activities are aimed at the ERP market for packaged application software for business and business process improvement. BIBV and entities owned or controlled by BIBV have made expenditures and incurred substantial costs in connection with these investment activities and start-up of business operations. These expenses are not included in the Company's consolidated financial statements. In the opinion of Company management all significant costs directly benefiting the Company incurred by such entities have been recorded as an expense by the Company. The Company has entered into various agreements with such entities owned or controlled by BIBV and has recognized revenue and reimbursement of expenses from, and incurred costs for goods and services provided by, such related parties.

    The Company has approximately 150 SME channel partners. Included in the Company's channel partners are approximately 15 companies which are owned by BBS Holding B.V., a majority-owned subsidiary of BIBV. These BBS-related entities are commonly referred to as the Baan Business Systems network ("BBS").

    The Company recognized revenues of approximately $32.3 million and $4.5 million from the BBS Holding B.V. enterprises during 1997 and 1996, respectively, from that Company's licensing of Baan products. In addition, during 1997 and 1996, the Company assigned a number of its SME license contracts and trade accounts receivable to various BBS companies. In consideration for the assignment, the BBS companies paid for the then-outstanding third party trade accounts receivable assigned to them and, in addition, agreed to pay the Company an amount representing the value of certain potential future license revenues forgone by the Company as a result of pricing differences between customary terms in direct sales versus indirect channel, third party contracts. Such pricing differences resulted in the Company's recognition of license revenues of $18 million and $10 million in 1997 and 1996, respectively. Further, during 1997 BBS Holding paid $6.0 million to the Company and committed to pay an additional $2.7 million by March 1998 in exchange for the non-recourse assignment of the remaining rights and obligations under a license agreement with an unrelated third party.

    During 1997, Baan Midmarket Solutions ("BMS") was formed, with an 85% ownership by BIBV and 15% ownership by the Company. Pursuant to the related agreement, the Company agreed to provide certain services to BMS in return for reimbursement of the costs of such services and assigned a majority of its existing reseller agreements to BMS. Consideration for the assignment was payment by BMS of an amount representing the value of certain potential future license revenues forgone by the Company as a result of pricing differences between customary terms in direct sales versus indirect channel, third party contracts. Such pricing differences resulted in the Company's recognition of license revenues of approximately $13 million in 1997. In addition, the Company recognized revenues of approximately $3 million from sales of licenses to BMS for their resale to third party users.

    The Company applies to these related parties the same revenue recognition policies it uses for sales to independent third parties. At December 31, 1997 and 1996, respectively, approximately $11.6 million and $4.5 million of license revenues recognized from related parties remained in such parties' inventory of unsold licenses. All such inventory has been sold through as of end of the first quarter of 1998 (unaudited).

    Other material transactions that the Company had during 1997 with BIBV and with its affiliated entities included payment of approximately $2.1 million of lease rental expense and $3.0 million of employee training expenses, and charges to BIBV of $8.6 million for the reimbursement of management information systems and marketing costs and services provided by the Company. The Company did not have a formal cost-sharing agreement in place in 1997 for the management information system and marketing costs and services.

    During the Company's sales cycle and in connection with certain implementations, use may be made of software products developed by Baan Business Innovation ("BBI"), a wholly-owned subsidiary of BIBV, as well as BBI's partners in the modeling arena. Revenues and costs of the Company associated with the use of such products have not been material.

11  ACQUISITIONS AND DISPOSITIONS

    In May 1996, the shareholders of Berclain Group Inc. ("Berclain") agreed to exchange their shares in Berclain for 1,088,000 shares of the Company's common shares. Berclain is a Canadian software company and a provider of manufacturing synchronization and scheduling solutions. The business combination was effective May 31, 1996 and was accounted for as a pooling of interests. In November 1996, the shareholders of Antalys, Inc. ("Antalys") agreed to exchange their shares in Antalys for 1,830,000 shares of the Company's common shares. Antalys is an American software company and a provider of configuration management software that automates the configuration and pricing for products and services. The business combination was effective November 30, 1996 and was accounted for as a pooling of interests. Because Berclain's and Antalys' financial statements were not material to the consolidated financial statements of the Company, the Company did not restate any of its consolidated financial statements prior to the combinations. Consolidation of Berclain and Antalys reduced the Company's retained earnings by approximately $548,000.

    In August 1997, the Company acquired all of the outstanding shares of Aurum Software Inc. ("Aurum") for approximately 8,302,000 of the Company's common shares. Aurum is a provider of enterprise-wide sales-force automation software. The business combination was accounted for as a pooling of interests. Since the combination was material to the Company, the accompanying consolidated financial statements are presented on a combined basis for all periods presented. There were no significant intercompany transactions between the two companies and no significant conforming accounting adjustments.

Combined and separate results of the Company and Aurum for the periods prior to the acquisition were as follows (in thousands):

                                         YEAR ENDED          YEAR ENDED          EIGHT MONTHS ENDED
                                     DECEMBER 31, 1995    DECEMBER 31, 1996       AUGUST 31, 1997
                                     -----------------    -----------------     -------------------
                                         (AUDITED)            (AUDITED)             (UNAUDITED)
Net Revenues:
    Aurum Software, Inc.                 $   10,475           $   27,584           $   24,232
    Baan Company                            216,210              387,958              319,098
                                         ----------           ----------           ----------
                                         $  226,685           $  415,542           $  343,330
                                         ==========           ==========           ==========
Net Income (Loss):
    Aurum Software, Inc.                 $   (4,452)          $      279           $   (3,538)
    Baan Company                             15,279               36,333                2,537
                                         ----------           ----------           ----------
                                         $   10,827           $   36,612           $   (1,001)
                                         ==========           ==========           ==========

    In November 1997, the Company acquired all of the outstanding shares of Beologic A/S ("Beologic") for approximately 1,278,000 shares of the Company's common shares. Beologic is a sales configurator company. The business combination was accounted for as a pooling of interests. Because Beologic's financial statements were not material to the consolidated financial statements of the Company, the Company did not restate any of its consolidated financial statements prior to the combination. Consolidation of Beologic reduced the Company's retained earnings by approximately $6.1 million.

    During the year ended December 31, 1997, the Company recognized $12.1 million of restructuring and other charges related to direct transaction and integration costs as a result of the combinations with Aurum and Beologic. Restructuring charges include $4.6 million for professional fees, $3.4 million for write-offs of capitalized software, goodwill and other intangible assets, $2.3 million of software discontinuation costs and migration costs related to the Antalys product, and $1.8 million for contractual software upgrades and commitments, and for other miscellaneous charges related to themergers.

    The following table, expressed in thousands, summarizes the Company's restructuring and non-recurring costs and activity for the year ended December 31, 1997:

                                                             Total             Cash              Asset       Accrual balance at
                                                             Costs             Paid            Write-offs    December 31, 1997
                                                            --------          --------         ----------    -------------------
Professional fees.......................................    $  4,589          $  4,002          $     --          $    587
Capitalized software, intangibles and other assets......       3,393                --             3,393                --
Non-recurring, discontinuation and migration costs......       2,286               778                --             1,508
Other restructuring costs...............................       1,800               849                --               951
                                                            --------          --------          --------          --------
Total restructuring and other charges...................    $ 12,068          $  5,629          $  3,393          $  3,046
                                                            ========          ========          ========          ========

   The Company expects to complete most of the actions associated with its restructuring by the end of the second quarter of fiscal 1998.

   In 1997, the Company acquired the assets and liabilities of several small companies for approximately $27.1 million in cash, which included the acquisition of Matrix Holding B.V. ("Matrix"), a related party. Matrix was a wholly owned subsidiary of Baan Investment B.V. and was acquired for $8.0 million in cash based on an independent appraisal and assumed net liabilities of approximately $5.2 million. All of these acquisitions were accounted for under the purchase method and the assets and liabilities were recorded at their fair values on the acquisition dates. After allocating a portion of the purchase price for these acquisitions to tangible assets and liabilities, $1,500,000 was allocated to customer lists, $7,231,000 to assembled workforce and $21,301,000 to goodwill.

12  COMMITMENTS AND CONTINGENCIES

LEASES

    The Company has operating leases for its corporate offices, domestic distribution center, foreign subsidiary offices, domestic field sales offices, certain data-processing equipment, telephone equipment, and other office equipment. Rental expense for operating leases for the years ended December 31, 1995, 1996, and 1997 was approximately $4,355,000, $8,075,000, and $14,701,000, respectively.

    Minimum annual rental commitments under noncancelable operating leases for periods subsequent to December 31, 1997, including amounts due to affiliates (based upon the exchange rates at December 31, 1997), are as follows (in thousands):

             1998..................................   $12,746
             1999..................................    13.009
             2000..................................    10,260
             2001..................................     8,386
             2002..................................     6,426
             Thereafter............................     3,681
                                                      -------
              Total minimum rental commitments        $54,508
                                                      =======

LITIGATION

    The Company is party to legal proceedings from time to time. There is no such proceeding currently pending which the Company believes is likely to have a material effect upon the Company's business as a whole. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurances that any litigation which is now pending or which may arise in the future will not have such a material adverse effect.

13  INDUSTRY SEGMENT, GEOGRAPHIC AND OTHER INFORMATION

    The Company designs, manufactures, and markets applications software for business processes and operates in a single industry segment. As discussed in
Note 1 to Notes to Consolidated Financial Statements, information about the Company's operating segments will be reported for the year ending December 31, 1998 as required by SFAS 131. The following table represents a summary of operating information and certain year-end balance sheet information by geographic region for the years ended December 31, (in thousands):

                                                                       YEAR ENDED DECEMBER 31,
                                                               --------------------------------------
                                                                  1995          1996          1997
                                                               ----------    ----------    ----------
Net revenues from unaffiliated customers:
  The Netherlands .........................................    $   71,352    $   82,622    $   78,695
  Germany .................................................        39,975        54,073        90,122
  Other European operations, and South Africa .............        19,011        41,271        84,622
  U.S. and Canadian operations ............................        73,189       169,917       277,407
  Other international operations ..........................        23,158        53,127        82,425
                                                               ----------    ----------    ----------
     Total net revenues from unaffiliated  customers ......       226,685       401,010       613,271
  Related party revenue ...................................            --        14,532        66,325
                                                               ----------    ----------    ----------
     Total net revenues ...................................    $  226,685    $  415,542    $  679,596
                                                               ==========    ==========    ==========
Transfers between geographic regions
  (eliminated on consolidation):
  The Netherlands .........................................    $   39,245    $   70,469    $  126,631
  Germany .................................................         1,006           686           655
  Other European operations, and South Africa .............           529         1,513         3,490
  U.S. and Canadian operations ............................         2,335         4,317         2,460
  Other international operations ..........................         2,086           999         1,014
                                                               ----------    ----------    ----------
     Total ................................................    $   45,201    $   77,984    $  134,250
                                                               ==========    ==========    ==========
Income (loss) from operations:
  The Netherlands .........................................    $   (9,990)   $   (6,407)   $   10,736
  Germany .................................................        11,345        22,359        43,993
  Other European operations, and South Africa .............         4,451         9,900        36,852
  U.S. and Canadian operations ............................        13,700        44,760        42,086
  Other international operations ..........................         4,575         4,137         1,379
  General corporate expenses ..............................        (4,958)      (15,167)      (24,227)
                                                               ----------    ----------    ----------
     Income from operations ...............................    $   19,123    $   59,582    $  110,819
                                                               ==========    ==========    ==========
Identifiable assets:
  The Netherlands .........................................    $   75,751    $  240,768    $  303,684
  Germany .................................................        41,335        44,943       100,370
  Other European operations, and South Africa .............        16,968        48,858        62,584
  U.S. and Canadian operations ............................        45,012       122,654       188,645
  Other international operations ..........................        17,350        39,750        67,126
                                                               ----------    ----------    ----------
     Total identifiable assets ............................    $  196,416    $  496,973    $  722,409
                                                               ==========    ==========    ==========

    Amounts charged between geographic regions are based on terms similar to those offered to third parties. No customer accounted for 10% or more of consolidated net revenues in 1995 and 1996. Related party revenue for all such parties as a group accounted for 10% of the Company's total net revenue for 1997. Sales from The Netherlands to unaffiliated customers in foreign countries were less than 10% of total revenues from sales to unaffiliated customers in 1995, 1996 and 1997.

14  SUBSEQUENT EVENT (UNAUDITED)

    In February 1998, the Boards of Directors of the Company and CODA Group plc. ("CODA") reached agreement for a recommended offer to be made by the Company to acquire all of the outstanding shares of CODA. CODA is a provider of financial software. Under the terms of the agreement, the Company will issue approximately
0.0695 Baan common shares for each outstanding share of CODA, representing an aggregate of approximately 1.9 million Baan common shares. Outstanding options to purchase CODA stock will be assumed and converted into Baan options at the same exchange ratio.

    Completion of the acquisition is subject to certain conditions, including acceptance of the offer by holders of at least 90% of the CODA shares, pooling of interests accounting treatment and approval by appropriate government agencies. The acquisition is expected to close in the second quarter of 1998. The Company is currently reviewing the direct and anticipated integration costs related to this transaction.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BAAN COMPANY N.V.

                                        By:  /s/ N.M. (Klaas) Wagenaar
                                             -----------------------------------
                                                 N.M. (Klaas) Wagenaar
                                                 Senior Vice President,
                                                 Administration & Chief
                                                     Financial Officer and Chief
                                                     Operating Officer

Date:May 4, 1998

                                INDEX TO EXHIBITS


                                                                   Sequentially
Exhibit                                                             Numbered
  No.                     Description                              Page Number
-------                   -----------                              -----------
  A.1        Subsidiaries of the Company                               85
  A.2        Consent of Moret Ernst & Young Accountants,               86
             Independent Auditors