Form 20-F
period 1998-12-31
BAAN CO N V
filed 1999-06-02
CIK 944624

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

                   OF THE SECURITIES EXCHANGE ACT OF 1934; or

              [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1998

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

                            Baron van Nagellstraat 89
                                3770 LK Barneveld
                                 The Netherlands
                                       and
                         11911 Freedom Drive, Suite 300
                          Reston, Virginia, 20190 USA
                   (Addresses of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                        Common Stock, NLG 0.06 Par Value

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                      None

       As of December 31, 1998, the registrant had outstanding 204,886,317
                                 Common Shares,

                               NLG 0.06 par value

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [ ]

         Indicate by check mark which financial statement item the Registrant has elected to follow:
                                Item  17  Item 18  X
                                     ----         ----

                                     PART I



ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

     Founded in the Netherlands in 1978, Baan Company is a leading global provider of enterprise business software. Baan Company offers a comprehensive portfolio of best-in-class, component-based applications that are in use by more than 6,300 customers at over 12,000 sites worldwide. Applications and related services offered by the Company help customers gain competitive advantage through improvements to their corporate management, customer management, and operations management processes. Baan Company products reduce complexity, improve core business processes, and are flexible in adapting to business changes to optimize the management of information throughout the entire value chain.

     Today, the Company offers products that address an organization's entire value chain. Specific business functions and processes supported by the Baan Company suite of enterprise applications include automation and control of:

     -      Corporate Management: accounting/financials, order management,

     - Customer Management: sales, product configuration, field service, call center activities,

     - Operations Management: ERP, supply chain management, inventory procurement, planning and scheduling, manufacturing, finished-goods delivery, transportation, and logistics.

     With roots in the Enterprise Resource Planning (ERP) market, Baan Company shipped its first products in 1982. Through its acquisition of various software companies including supply chain vendor Berclain and product configuration vendor Antalys in 1996, sales force automation vendor Aurum Software and configuration vendor Beologic in 1997, and CODA Group plc., a provider of financial software, and CAPS Logistics, Inc., a provider of optimization software for logistics planning and scheduling in 1998, Baan Company started a trend where traditional ERP/operations management vendors rounded out their portfolio to include customer management, corporate management and operations management products.

     Baan Company software is targeted at organizations of all sizes needing to increase their market advantage and global competitiveness by continually improving business processes.

     Baan Company focuses its sales, marketing and development resources on manufacturing industries that can utilize the entire range of the Company's products and services including:

     -    aerospace,

     -    automotive,

     -    component manufacturing,

     -    electronics,

     -    furniture,

     -    industrial equipment,

     -    paper and pulp, and

     -    primary metals.

     Baan selects target markets based on four factors. Each industry has well-defined supply and demand chains that can take advantage of the complete range of products offered by Baan Company. Second, these industries have a focus on clearly-defined industry best practices that can be modeled and automated with Baan products. Third, the competitive nature of these markets requires continuous assessment and re-assessment of business processes and the underlying information technology ("IT") infrastructure. Finally, Baan has established a strong understanding, competitive position and reference base in these markets.

     The Company also targets individual product lines to other industries including financial services, healthcare, hospitality, insurance, telecommunications, transportation, wholesale, utilities, and other industries. Baan partners with its reseller community to actively pursue additional markets and is rapidly gaining mid-market customers through these initiatives.

     The cornerstone of Baan Company product strategy is delivery of scalable, flexible component-based solutions that can be implemented rapidly in heterogeneous computing environments and rapidly reconfigured as business conditions and needs change. To do this, the Company focuses on both intuitive, graphical business modeling as a starting point for software implementation, as well as robust out-of the-box functionality. As a result, Baan Company's standard software typically can be configured and implemented in as short as one to twelve months, which the Company believes provides it with a competitive advantage. Ongoing adjustments can be made easily to the system in response to changing market demands and changes in production and operational processes.

     According to leading market analysts from organizations such as Aberdeen Group, AMR Research, META Group, and Gartner Group, rapid implementation and easy reconfiguration are critical differentiators for the enterprise applications market space. These groups typically rank Baan Company operations and customer management products among the top of all competitive products.

     In addition to offering flexible and easy to implement software application solutions, the Company believes it has gained a competitive market advantage by offering a complete best-of-breed product portfolio of related products and services. This includes traditional consulting services and unique consulting offerings such as Baan CyberConsult that provide customers Internet access to product-specialist consultants around the world, training programs including traditional face-to-face instructor lead and train-the-trainer programs, as well as Internet-based self-paced learning programs and Internet-based virtual classrooms.

     Baan Company views the next major areas of enterprise application growth to be operations management for mid-market (i.e., small to medium size) companies, and customer management and supply chain applications across all major vertical markets, including the mid-market. The Company's extensive efforts to penetrate the mid-market, as well as the ability to offer customer management and corporate management solutions enabled Baan Company to achieve a market position where it believes that it has certain advantages over competitors.

     The Company has direct and indirect sales, service and support channels operating in 80 countries throughout Europe, North America, Latin America and certain Asian, African and Middle Eastern markets. To date, its enterprise systems have been implemented at approximately 6,300 customer sites around the world. The Company's net revenues increased from $227 million in 1995 to $736 million in 1998. The Company's number of employees has more than tripled from approximately 1,600 employees at December 31, 1995 to approximately 5,100 at December 31, 1998.

     Baan Company N.V. is a Netherlands holding company with its statutory seat in Barneveld, The Netherlands, and conducts business through its domestic and international subsidiaries. Baan Holding B.V., the predecessor of Baan Company N.V., was incorporated in 1983. References in this Form 20-F to "Baan" or "the Company," unless the context otherwise requires, relate to Baan Company N.V., its predecessor, Baan Holding B.V. and its subsidiaries. The Company maintains dual headquarters at Baron van Nagellstraat 89, 3770 LK Barneveld, the Netherlands, telephone number +31 (0) 342-428888, and at 11911 Freedom Drive, Suite 300, Reston, Virginia, United States of America 20190, telephone number +(1) 703-471-8785.

INDUSTRY BACKGROUND

     The enterprise applications market as defined today by industry analysts has come together through the consolidation of three primary markets - corporate management, customer management and operations management.

     Operations management is the most established of the three markets with its roots in the control automation market of the 1960s and 1970s and the manufacturing planning software market of the 1980s. This evolved into the Enterprise Resource Planning (ERP) of the 1990s and today includes primarily ERP and supply chain areas.

     The corporate management market evolved from accounting and contract management systems in the early 1980s. Human resource and more comprehensive financial planning and control systems were added to this segment in the 1990s.

     The final market, customer management, developed in the 1990s out of the sales force automation (SFA), product configuration, customer support, and call center markets.

     Like many enterprise application vendors, Baan Company's roots are in the ERP/operations management arena. During the late-1990s, several factors drove ERP industry growth rates in excess of 50% per year. Some of the key drivers included:

     - Requirement to continually drive down costs in a competitive global economic environment,

     - Conversion of legacy systems to a new generation of products to support the Year 2000 (Y2K),

     - The requirement to support multi-currency reporting due to adoption of the Euro.

     In early 1998, market analysts expected growth rates to moderate somewhat but continue in excess of 35% per year through the year 2001. In fact, based on publicly available information or analysts' estimates, the leading vendors in the operations management space saw growth rates drop unexpectedly from around 40% in the first quarter 1998 (compared to first quarter 1997) to less than 5% growth in the fourth quarter 1998 (vs. fourth quarter 1997). Expectations today among industry analysts are that the operations management segment will continue to remain difficult and challenging through 1999 and that the market is not expected to significantly improve until the year 2000. At that point, when customers have solved the Y2K issues, analysts expect that customers will begin looking for new ways to improve operational efficiencies.

     In the meantime, market growth opportunities for enterprise application vendors remain in three distinct areas:

     - Customer Management - Industry analysts expect growth levels in excess of 50% per year for this area, driven by new Internet technology that is opening new distribution channels and increasing revenue.

     - Supply chain area of operations management - Industry analysts suggest that this area appears to be growing in excess of 50% per year, driven by dramatic cost reductions in transportation and inventory holding costs,

     - Mid-market ERP - The cost and complexity of traditional ERP and operations management products historically limited adoption in this segment. As vendors like Baan Company delivered solutions on industry standard platforms and reduced deployment times from years to months, operations management solutions became cost effective for the mid-market. Industry analysts continue to believe that the mid-market represents higher growth opportunities for the ERP vendors.

BAAN COMPANY STRATEGY

     Entering 1998, growth rates for the ERP sector appeared healthy, but by the third quarter 1998 market dynamics had changed and growth rates deteriorated much more rapidly than expected. As reported above, market growth rates among leading enterprise application vendors fell from 40% per year in the first quarter to less than 5% per year in the fourth quarter.

     In the final weeks of the third quarter, the slowdown in market growth became apparent. ERP customers delayed or drastically downsized purchases in the final days of the quarter as they reallocated funds away from Y2K replacement business to fixing existing legacy systems. Global economic uncertainty also contributed to this slowing of orders across other product areas. In mid-1998, a significant portion of Baan Company revenue came from new license revenue. Other enterprise application vendors have business models that rely more than 50% on services and maintenance revenue. This difference contributed, the Company believes, to the Company being one of the first to be impacted by these market changes. The Company incurred a $39.7 million loss for the third quarter. Subsequently, other vendors have reported drops in revenue growth.

     The Company determined that these market changes were systemic to the enterprise applications market and unlikely to reverse for at least a year. Baan Company responded to this change immediately and decisively. During the fourth quarter 1998, the Company looked for ways to reduce costs by 20%, to gain efficiencies across all aspects of the organization, and to reinforce and refocus its existing strategies. To accomplish this goal the Company instituted a number of actions and strict cost controls:

     - Announced a plan to reduce headcount by approximately 20% (from a high of approximately 6,200 people worldwide) by eliminating programs and reducing duplicate management, sales, marketing, and finance functions.

     -    Disposed of certain non-core business entities.

     -    Closed 50 offices around the world.

     -    Cancelled certain marketing programs.

     - Signed an equity financing agreement with Fletcher International Limited that provided $75 million in cash with the option to extend the agreement for an additional $150 million (see section "Liquidity and Capital Resources" below).

     - Accelerated the absorption of Baan Midmarket Solutions B.V. ("BMS") into Baan Company (see section "Target Small to Medium Sized Enterprises ("SME") to Bring Big Company Capabilities to the Mid-Market" below).

     As a result of these actions, the cost structure for the company as it exited the first quarter 1999 is approximately 20% less than the cost structure at the end of the third quarter 1998.

     Baan Company is focused on the following key strategies:

         - SIMPLIFY THE COMPLEXITY TO REDUCE THE RISK OF TRADITIONAL IMPLEMENTATION.

              Baan Company's core operations management product, BaanERP, is based on a distributed, client/server architecture that is independent of hardware, operating system, and database platforms. BaanFrontOffice, the customer management product family, was developed using Microsoft development tools and offers a range of browser-based customer management components. These foundation technologies allow users to scale their deployments with the changing needs of their organization. It allows components from Baan or other vendors to be integrated together as business needs grow and change. The component-based solution allows customers to quickly implement the solution in heterogeneous, multisite, multinational environments, and to easily modify the application components to match exact business needs and processes.

              The Baan Company solution employs a unique approach, called Baan Dynamic Enterprise Modeling ("DEM"), that enables organizations to model their own business practices and processes and link these directly with the functional modules of the software. By modeling their own business rather than being constrained by prescribed models that are typical of other enterprise application systems, implementation, as well as reconfiguration and re-implementation when changes occur, is easier because of the direct relationship between the business modeling capabilities and the enterprise applications. BaanDEM comprises a suite of software implementation tools, methodologies, best business practices templates, and end-user training solutions, all designed to speed implementation and make it less complex and easier for the customer.

              The Company expects to continue to provide innovative product enhancements, new capabilities and approaches -- directly or through partnerships with others -- to further simplify enterprise applications implementation and make it cost-effective and achievable for organizations of all sizes.

         - TARGET SMALL TO MEDIUM SIZED ENTERPRISES ("SME") TO BRING BIG COMPANY CAPABILITIES TO THE MID-MARKET.

              Baan is pursuing a strategy of bringing robust enterprise application functionality to smaller enterprises, generally those with annual revenues of between $50 million and $350 million.

              Baan believes this market has not been well served by traditional vendors for three reasons.

                - The inherent complexity of most competitive products and implementations. The BaanDEM approach makes it easier to implement the Company's applications in organizations of all sizes. In addition, strategic bundling and licensing agreements with companies such as Microsoft enable Baan to offer a complete IT solution, from operating systems and databases to the enterprise applications themselves, again simplifying implementation for organizations with fewer resources.

                - Products designed for Fortune 500 organizations often are too complex for smaller organizations. Baan's products can support from four users up to multiple thousands of users.

                - Direct sales and support organizations are often too expensive to cost-effectively serve mid-market customers. In 1997, BMS was formed by the Company and Vanenburg

                  Ventures B.V. to build and support a more cost-effective indirect sales and support channel. BMS operated independently from Baan Company to establish a world-class indirect channel of distribution comprising consultants, system integrators, distributors, and authorized value added resellers (VARs). BMS acquired product from Baan Company and resold that product to its distributors and resellers, who in turn provided product to end-user organizations.

              In January 1999, Baan Company acquired the core assets of BMS including all 230+ outstanding reseller contracts and the sales support channel, bringing management of the indirect channel under the Company's direct control. Since then, the sales support function for the indirect channel has been integrated into the Company's geographic operations to eliminate conflicts between the direct and indirect channels. See "Item 13 - Interest of Management In Certain Transactions".

         -        PURSUE PRODUCT INNOVATION.

              As a technology innovator, Baan has made substantial investments since its inception in research and product development. Research and development ("R&D") expenses increased from $90.8 million in 1997 to $151.4 million in 1998. Employees involved in R&D increased from 1,341 at December 31, 1997 to 1,671 at December 31, 1998. The Company has adopted a strategy of periodically reinventing its products in order to maintain a leading-edge solution to address changing market needs. Each new generation of Baan software consists of substantially rewritten code, providing higher performance and greater functionality.

              In 1998, the Company began to deliver a new component-based Operations Management product architecture. This new architecture allows easier migration to new product releases and technologies and provides for easier integration with other Company applications and with third-party applications. The Company also introduced during 1998 a new, 100% Microsoft-centric, browser-based architecture for its Customer Management product line. The Company intends to continue to use a combination of in-house developed and acquired technologies to address customer requirements.

              In April 1999, the Company launched the Baan E-Enterprise suite of web-enabled enterprise software applications. The suite includes Baan E-Collaboration, Baan E-Sales and Baan E-Procurement which facilitates business between the entire value chain of employees, partners, resellers, and suppliers.

         -        LEVERAGE THIRD-PARTY IMPLEMENTATION PROVIDERS.

               The Company offers consulting programs, resources, and tools for a broad range of implementation requirements, from multi-site, global projects to departmental activities. The success of enterprise applications systems is often tied to highly trained technical personnel providing implementation and consulting services that enable customers to rapidly achieve return on their investments. The Company's 2,000 person strong consulting, training and customer services groups provide many of the services required.

              During late 1998, the Company renewed it emphasis on growing the profitability and predictability of these organizations. Deployment of consistent methodologies, improved financial controls, and use of Internet-based solutions have improved levels of quality, customer satisfaction and profitability. Revenue from these functions tends to be more predictable since customers sign contracts that often extend six months or longer. The

         Company is focused on increasing the percentage of total revenue from these more predictable revenue sources.

              Implementation partners provide Baan with additional resources, allowing the Company to address its customer needs on a global basis. The Company currently has agreements with a number of leading third-party implementation providers, including the systems consulting groups of major public accounting firms such as KPMG Peat Marwick, Ernst & Young Technologies, and ICS Deloitte & Touche, and systems integrators such as Cap Gemini Sogeti, IBM Global Services, and Origin International.

         -        EXPAND GLOBAL DISTRIBUTION, SALES, SERVICES AND SUPPORT
                  CAPABILITIES.

              Baan continues to expand sales and support services throughout the major markets of the world primarily through partnerships with distributors and resellers. This global presence positions Baan both to address local markets and to support its multinational customers. The Company has expanded its direct and indirect sales and support organizations and currently operates in approximately 80 countries.

              For the Company as a whole, employees engaged in sales and marketing and in billable services (including support) at December 31, 1997 were 944 and 1,542, respectively, compared to 978 and 2,001 at December 31, 1998. As part of its restructuring efforts, the Company reduced the size of its sales organization in the fourth quarter 1998. It intends to continue to aggressively monitor the size and performance of the sales organization and adjust according to market demand.

              The Company utilizes both direct and indirect sales channels to increase the accessible markets in targeted areas, such as certain supply chain networks. In addition, Baan delivers products and provides an infrastructure that makes it easy for indirect channel partners to represent its products and provide local market service and support for smaller enterprises.

     PRODUCTS

     Baan has a portfolio of more than 100 software products, including customer management (sales automation, product configuration and call center products), corporate management (financial and HR), and operations management (supply chain, ERP and manufacturing) solutions. Add on modules to support these core products such as business reporting tools, business modeling tools, and E-Commerce versions of applications are also available.

         -        OPERATIONS MANAGEMENT / ENTERPRISE RESOURCE PLANNING SOLUTIONS

     BaanERP offers an open systems, client/server ERP solution that operates on a broad number of platforms. It supports distributed and mirrored databases, local and wide area networks, and multiple-user interfaces. It also supports most major languages (including multi-byte technology to support Asian character sets), and multiple currencies, including support for the Euro. It has been designed to support, within single or multiple sites, multiple production and operational processes, permitting the management of multiple production methods, including integrated process and discrete manufacturing, as well as any manufacturing model along the "make-to-stock/engineer-to-order" continuum. Through both acquisitions and product and technology partnerships, Baan has been able to add what it considers to be best-of-market capabilities to its

         ERP solution. BaanERP itself consists of the core BaanERP application, Orgware, and Baan Tools.

                  - BAANERP's standard products, which are Year 2000 and Euro compliant (as described in Item 9 below), include integrated software modules for seven broad areas: manufacturing, constraint-based planning and scheduling, distribution and transportation, finance, service management, project management, and process manufacturing.

                  - ORGWARE is a set of tools, templates, and methodologies for business modeling and rapid software implementation. Orgware is the enabling technology for Baan's delivery of BaanDEM, which facilitates implementation, adaptation and re-implementation of the system as business conditions change.

                  - BAAN TOOLS is a fourth-generation language (4GL) software development toolset used by Baan, its implementation providers, and end-user customers to develop and modify Baan Applications.

         -        SUPPLY CHAIN MANAGEMENT

     With its acquisitions of Berclain (1996) and CAPS Logistics (1998), Baan increased its capabilities in the area of supply chain management, allowing enterprises to link their operations easily and efficiently with those of their suppliers. Specifically, Baan offers a constraint-based scheduling and execution management system that enables coordination of plant-level production decisions with market demand. In addition, Baan offers World Wide Web-based solutions that provide the enterprise with connectivity tools enabling the supply and demand chain to work as a single unit. For example, it allows the automatic generation of key supply chain transaction reports -- such as stock levels and shipment status -- that can be transmitted via the Internet when predefined thresholds are met.

         -        CUSTOMER MANAGEMENT / FRONT OFFICE SOLUTIONS

     Baan added to its customer management product suite in 1997 with the acquisition of Aurum Software, Inc. and the acquisition of other complementary products and technologies. Baan has acquired Antalys, Inc. (1996), Beologic A/S
(1997), and Matrix Holding B.V. (1997), providing complementary sales configuration and sales automation capabilities. Baan believes it now provides the industry's most complete global front office solution for sales, marketing, service, and interactive selling. BaanFrontOffice is comprised of the following core applications:

                  - BAANCONFIGURATION: offers a comprehensive collaborative buying and selling environment for presenting, tailoring, and configuring products to match customer needs.

                  - BAANSALES: the first completely browser-based opportunity management and sales force automation application. Offers sales management, contact management, sales forecasting and reporting and more for global sales teams.

                  - BAANENTERPRISE INTEGRATION: enables the integration of customer-interaction information for the entire Front Office product line with back-office processes such as order processing, manufacturing, and distribution. Offers integration with all leading back office systems including Baan, Oracle, and SAP.

                  - BAANSERVICE: (formerly part of BaanMSO or maintenance, service, and overhaul) offers full field service capabilities for organizations to service a variety of manufactured products at customer or end-user sites.

         -        CORPORATE MANAGEMENT SOLUTIONS

     Baan has expanded its corporate management offering through the acquisition of CODA Financials and has established strategic relationships with other software vendors to provide a comprehensive Corporate Management product suite. This suite includes financial packages for planning, budgeting, forecasting, consolidation, and business analysis (Hyperion Software), advanced engineering and procurement monitoring and management (Aspect Development), and advanced human resources and payroll management (Meta4).

PRODUCT DEVELOPMENT

     The Company's research and development comprised a research group of 70 employees and a development group of 1,601 employees at December 31, 1998. The research group evaluates new and emerging technologies and methodologies. The organization develops prototypes to test the practical use of new concepts and helps determine how these concepts might be introduced into the Company's products. Research areas include intelligent resource planning, object-oriented technologies and functionality, money requirements planning, logistics tools, performance tools, and extensions to Orgware to more closely integrate software to the customer's organization.

     The development group's activity is structured around multiple small teams. The Company employs concurrent engineering principles to ensure various product elements are kept in line with the whole product strategy and architecture. Development activities occur 24 hours-a-day among the Company's development sites across 11 countries. This distributed approach to development allows Baan to leverage the best software development talent and expertise around the world. Based on industrial production principles, each team focuses on the development of independent software components within a disciplined set of protocols that enable the components to work together as a final product. This enables the Company to manage the overall process in incremental elements and to track performance, identify problem areas, and add additional resources where necessary.

     The Company also maintains detailed release planning procedures to ensure integration, testing, and version control among different teams developing a single release. This team approach also allows development activity to be decentralized in order to take advantage of skill sets available in different parts of the world and to enable local requirements to be addressed near the markets where they are best understood. Development activities are performed primarily in The Netherlands, India, Denmark, United Kingdom, and the United States, with additional teams in six other countries around the world.

     The Company's development organization is focusing on enhancements and customary error corrections to existing product versions, and development of future versions of the Company's software. Development activities are currently focused principally on the Company's next generation product line, which utilizes a new, adaptable component architecture designed to ease integration of disparate application components, from Baan and other vendors, and to make it easier for customers to gradually migrate to new release versions rather than having to migrate a full application suite across the entire company.

SALES AND MARKETING

     The Company sells and supports its products through direct and indirect sales and support organizations in 80 countries. In addition to its corporate headquarters in Barneveld, The Netherlands, and Reston, Virginia, United States of America, the Company maintains regional offices in Europe and Asia. The Company has direct sales offices in approximately 30 countries and also maintains independent distributors that market the Company's products and provide first-line support in over 50 countries.

     In 1998, the Company had net revenues from unaffiliated customers of $337.2 million in its EMEA region, consisting of Europe, the Middle East and Africa, $286.2 million in North America, and $61.6 million in the rest of the world. This compares to 1997 net revenues of $253.4 million in the EMEA region, $277.4 million in North America, and $82.4 million in the rest of the world.

     During 1997 and 1998, the Company made strategic decisions to increase the proportion of its sales which are generated and managed through indirect channels, rather than Company-funded and managed direct sales and support activities. Accordingly, through BMS the Company built an indirect channel to serve the SME (small to medium sized enterprises) market segment as a key element of the Company's strategy. By supporting a network of complementary channel partners, including consultants, system integrators and value added resellers (VARs) dedicated to these customers, Baan's goal is to deliver and support its products to the SME market on a more efficient and cost effective basis and thereby increase its SME market penetration. The Company believes that the ability to continue to minimize product complexity, improve ease-of-use, facilitate implementation, and provide quality service and support through qualified partners is key to success in the SME market segment.

     The Company's indirect channel has increased from 15 channel partners in 1996 covering two countries, The Netherlands and Germany, to over 230 channel partners covering over 15 countries, including the United States, Canada, much of Europe, and countries in the Asia Pacific region.

CUSTOMERS

     As of December 31, 1998, the Company had licensed approximately 12,000 system installations to more than 6,300 customers worldwide. Customers range from four users to more than 25,000 users, which the Company believes demonstrates Baan's capability to deliver a solution for both the SME and large companies in the ERP market. In addition, Baan's customer base represents the full range of platform support, including database, hardware, and operating system platforms.

Customers Include:

PROCESS INDUSTRIES

BHP
Boise Cascade
General Mills
Quaker Oats

Usinor

MANUFACTURING

ABB
Andersen Windows
Avery Dennison
Herman Miller
Hilti

AUTOMOTIVE

Echlin
Fiat
Mercedes Benz
Paccar
Volvo

HIGH-TECH/ELECTRONICS /SEMICONDUCTOR

Flextronics International

Hewlett-Packard
Hitachi
Motorola
Solectron

AEROSPACE AND DEFENSE

BF Goodrich Aerospace
Boeing
Delta Airlines/Delta Technologies
Litton Electron Devices
Lockheed Martin

PROJECTS (HEAVY EQUIPMENT, HYBRID MANUFACTURING)

BW/IP International
Carrier
Caterpillar
EUCLID-HITACHI Heavy Equipment
Grief Brothers

UTILITIES AND ENERGY

Los Angeles Department of Water and Power
Ohio Edison
Osaka Gas
Pacific Gas & Electric
Western Power

TELECOMMUNICATIONS

AT&T
Cegetel
Nortel
KPN Dutch Telecom

Telecom Italia

FINANCIAL SERVICES/INSURANCE

American Data Processing
Barclay's Bank
Met Life
Prudential
UBS

TRANSPORTATION AND LOGISTICS

BAX Global
Consolidated Freightways
Federal Express
Ocean Group/MSAS
TNT Logistics

PETRO-CHEMICALS

Air Products
Ashland Chemicals
BOC Group
Eastman Kodak
Elf Atochem

RETAIL

IKEA
Peapod
Sears
Toys R Us
Wal-Mart Stores

No customer accounted for 10% or more of total revenues in 1996, 1997, or 1998.

GLOBAL SERVICES AND SUPPORT

     The Company believes that it is essential to customer satisfaction and the Company's long-term success to facilitate the full and satisfactory implementation of the Company's products at customer sites. Accordingly, the Company provides a full range of value-added consulting, education and support services directly to certain end-user customers, including project management to promote rapid and efficient software implementation, product consultancy, and technical support. The Company integrates these activities utilizing relationships with leading third-party providers of business process consulting and implementation and customization services for enterprise application systems. As of December 31, 1998, the Company had 2,001 employees in its customer support and services organization.

     Customer Support: The Company's Baan Support Centers provide technical maintenance and support to Baan's customers and distributors. Maintenance and support includes 24-hour customer support. The Baan Global Support organization consists of three main centers, located in Ede, The Netherlands; Grand Rapids, Michigan, USA; and Bombay, India, with auxiliary operations throughout the world including Canada, Brazil, Germany, UK, and Japan. This presence helps the Company support customers and partners in different regions, language areas and time zones worldwide. The support centers are closely integrated with the Company's development organization.

     The Company provides maintenance and support services for an annual fee that entitles customers to receive maintenance and support services as well as enhancements and updates to their licensed version of software.

     Consulting Services: The Company provides a full range of fee-based consulting services, including enterprise modeling, project/program management, application consulting, and technical consulting to its customers. Baan's strategy is to focus on those services that are believed to provide significant value with respect to the quality of implementation projects, while relying upon third parties to provide generic implementation services and customization services to customers. At year-end, Baan had more than 250 third-party consulting partners with more than 14,000 trained consultants on staff, supplementing Baan's own consulting experts.

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

COMPETITION

     The enterprise business application software market is highly competitive, is changing rapidly, and is significantly affected by new product introductions, geographical regional market growth, integration of supply chain networks, and issues related to policy such as the Euro requirements and the year 2000 date change. Baan's products are targeted at the market for open systems, client server and enterprise business software solutions. The Company's current and prospective competitors offer a variety of products and solutions to address this market.

     In its traditional ERP manufacturing markets, the Company's primary competition comes from a large number of independent software vendors and other sources, including:

         - (i) companies offering either standard or fully customized applications that run on mainframe computer systems, such as SAP Aktiengesellschaft ("SAP");

         - (ii) companies offering applications that run on AS/400 and other mid-range computers, including System Software Associates, Inc., Marcam Corporation, and J.D. Edwards (each of which has introduced a client/server product); and

         - (iii) companies offering applications that run on UNIX- or Windows NT-based systems in a client/server environment such as SAP, Oracle Corporation ("Oracle"), and PeopleSoft, Inc. ("PeopleSoft").

     For its other products, including customer management (sales automation and configuration), supply chain, and corporate management (human resources and financials), the Company competes with a number of companies, including Siebel Systems, Trilogy Development Group, i2 Technologies, Manugistics, and PeopleSoft.

     The Company also faces indirect competition from suppliers of custom-developed business application software that have focused mainly on proprietary mainframe and minicomputer-based systems with highly customized software, such as the systems consulting groups of the major public accounting firms, as well as systems integrators. Additionally, the Company faces indirect competition from legacy systems developed by the internal MIS departments of large organizations. In the future, the Company's competitors could introduce products with more features and lower prices than the Company's products, and could also seek competitive advantage by bundling existing or new products and services with other, more established products and services.

     As the company pursues its strategy to more aggressively target the SME market segment and to expand into enterprise applications beyond the traditional ERP solutions, it expects to have additional competitors from both a number of smaller companies that offer such applications for the SME market segment, as well as established ERP vendors, such as SAP and Oracle.

     Many of the Company's competitors have longer operating histories, significantly greater financial, technical, marketing, and other resources than the Company, greater name recognition, and a larger installed base of customers. In addition, certain competitors, including SAP, Oracle and PeopleSoft, have well-established relationships with present or potential customers of the Company. Furthermore, companies with significantly greater resources than the Company could attempt to increase their presence in this market by acquiring or forming strategic alliances with competitors of the Company, and such companies may be in better position to withstand and respond to the current factors impacting the ERP market.

     The principal competitive factors affecting the market for the Company's software products are responsiveness to customer needs, product architecture, functionality, speed of implementation, ease of use, performance and features, quality and reliability, breadth of distribution, vendor and product reputation, quality of customer support, and price. Based on these factors, the Company believes it has competed effectively to date. In order to be successful in the future, the Company must continue to respond promptly and effectively to the challenges of technological change and its competitors' innovations by continually enhancing its own product offerings or adding to its product portfolio. There can be no assurance, however, that the Company's products will continue to compete favorably or that the Company will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or by new companies entering this market. In addition, because the Company often relies on third-party implementation providers for implementation and other support of its products, there can be no assurance that these third parties will maintain sufficiently high quality standards so that the Company's reputation and competitive position will not be adversely affected.

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

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     The Company relies on a combination of the protections provided by applicable copyright, trademark and trade secret laws, as well as confidentiality procedures, licensing arrangements, and software-based license management, to establish and protect its rights in its software. Despite the Company's efforts, it may be possible for third parties to copy certain portions of the Company's products or reverse engineer or obtain and use information that the Company regards as proprietary. In addition, the laws of certain countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States or The Netherlands. Accordingly, there can be no assurance that the Company will be able to protect its proprietary software against unauthorized third party copying or use, which could adversely affect the Company's competitive position.

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

     The Company from time to time receives notices from third parties claiming that the Company's products infringe third-party proprietary rights. Such claims could result in litigation against the Company claiming patent or other intellectual property infringement by the Company. Such litigation involves complex technical issues and inherent uncertainties and the Company may not prevail in any such litigation. Any such claim, with or without merit, could be time-consuming, could result in costly litigation and could require the Company to enter into costly royalty and licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, or at all. If such claim against the Company is successful and the Company is not able to develop or license a substitute technology, the Company would be required to cease sale of the infringing product or products, which could materially and adversely affect the Company's business and operating results.

EMPLOYEES

     As of December 31, 1998, the Company had 5,101 full-time employees, of which 1,671 were engaged in research in development, 978 in sales and marketing, 2,001 in consulting, education and customer support services, and 451 in finance and general administration. Full-time employees in 1997 and 1996 were 4,254 and 2,568, respectively. In The Netherlands, certain of the Company's employees are represented by statutory Works Councils. A Works Council, required under Netherlands law to be established by a company with more than a specified number of employees, is an independent body elected by the employees of a business. In general, the employer is required to seek the approval and/or advice of the Works Council before proceeding with making certain significant decisions affecting the employees and the business. None of the Company's employees is represented by any collective bargaining agreements and the Company has never experienced a work stoppage.


ITEM 2.  PROPERTIES

     The Company's executive offices are located in Barneveld, The Netherlands and in Reston, Virginia with its statutory seat at Barneveld, The Netherlands. The Company also has direct sales offices in 30 countries. The Company leases its office and research and development facilities with leases of various duration. Certain of these properties are leased from affiliates of the Company. The Company believes that its existing and currently planned domestic and international facilities will be sufficient to meet its needs for at least the next twelve months. See Note 12 of Notes to Consolidated Financial Statements.


ITEM 3.  LEGAL PROCEEDINGS

     The Company is party to legal proceedings from time to time. There is no such proceeding currently pending which the Company believes is likely to have a material adverse effect upon the Company's business as a whole. Any litigation, however, involves potential risk and potentially significant litigation costs, and, therefore, there can be no assurances that any litigation which is now pending or which may arise in the future will not have such a material adverse effect.

     In October of 1998, the Company and certain of its current or former officers and directors were named as defendants in a purported shareholder class action lawsuit entitled Salerno v. Baan Company N.V. et al., which was brought in the United States District Court for the District of Columbia. Six additional purported shareholder class action lawsuits were subsequently brought, each in the same court with substantially similar allegations: that the Company allegedly violated certain of the U.S. securities laws by making purportedly false and misleading statements about the Company's operations during the period from, in or around the end of January 1998 through mid-October 1998.

     On February 16, 1999, the Court consolidated the actions and, as a consequence, plaintiffs' leave to file a consolidated amended complaint has been granted. Plaintiffs' motion for appointment of lead plaintiffs and lead counsel remains pending. The Company has retained outside counsel and intends to vigorously defend. See Note 12 of Notes to Consolidated Financial Statements.


ITEM 4.  CONTROL OF REGISTRANT

     To the Company's knowledge, it is not owned or controlled by another corporation or by any foreign government. The table below sets forth certain information with respect to the beneficial ownership of Common Shares as of April 9, 1999 by (i) any person known to the Company to be the owner of more than ten percent of the Common Shares, and (ii) the total amount of Common Shares owned by all officers and directors as a group:


                                                                                       SHARES                 APPROXIMATE
                                                                                    BENEFICIALLY                PERCENT
               NAME AND ADDRESS OF BENEFICIAL OWNER                                   OWNED (2)                  OWNED
               ------------------------------------                                ------------              ------------
               NAME AND ADDRESS OF BENEFICIAL OWNER
               Vanenburg Ventures B.V. (1) ...........................               41,312,407                  20.12%
               Vanenburgerallee 13
               PO Box 231
               3880 AE Putten
               The Netherlands

               All directors and
               Executive officers as a group (16 persons)(3) .........                4,521,388                   2.20%

----------------


(1)      Shares exclude shares owned by Jan Baan and J.G. Paul Baan.

(2) Applicable percentage of ownership is based on the approximate number of Common Shares outstanding as of April 9, 1999, together with the applicable options for each shareholder. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission, and includes voting and investment power with respect to shares. Shares subject to options currently exercisable within 60 days after April 9, 1999, are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

(3) Includes 5,167,908 shares issuable upon exercise of options to purchase Common Shares granted to executive officers and directors of the Company which are exercisable within 60 days after April 9, 1999.


ITEM 5.  NATURE OF TRADING MARKET

     The Company's Common Shares are quoted on the NASDAQ National Market under the symbol "BAANF" and on the Official Market of the Amsterdam Stock Exchange under the symbol "Baan". The following table lists the high and low closing prices since the Company's Common Shares began trading on the NASDAQ National Market on May 19, 1995 and began trading on the Official Market of the Amsterdam Stock Exchange on May 23, 1995, after giving effect for two-for-one stock splits that were effective May 1996 and December 1997.



                                                    NASDAQ NATIONAL                       AMSTERDAM STOCK
                                                      MARKET (US$)                         EXCHANGE (NLG)
                                              ----------------------------           --------------------------
                                                HIGH                LOW               HIGH                 LOW
                                              ---------           --------           -----                -----
               Fiscal 1997:
                 First Quarter ............   25  11/16           17  7/16            47.70               30.50
                 Second Quarter ...........   34  7/8             21  5/16            66.85               41.00
                 Third Quarter ............   40  13/16           28  9/16            81.75               60.50
                 Fourth Quarter ...........   39                  31  9/16            78.00               64.35

               Fiscal 1998:
                 First Quarter ............   50  1/4             28  3/4            103.90               62.60
                 Second Quarter ...........   55  1/2             35  1/2            108.70               73.10
                 Third Quarter ............   43  5/8             25  1/8             89.60               47.90
                 Fourth Quarter ...........   24  3/4              9  1/2             48.00               17.30


     On December 31, 1998, the exchange rate of Dutch Guilders into the "Euro" currency unit was NLG 2.20371/Euro.

     On April 30, 1999, the closing price of the Company's Common Shares was $9.38 per share as reported by the NASDAQ National Market. On April 29, 1999, the last trading day in the month of April, the closing price as reported by the Official Market of the Amsterdam Stock Exchange was NLG 20.16.

     On April 30, 1999, the exchange rate of Dutch guilders into U.S. dollars (the New York foreign exchange selling rate) was NLG 2.0829/$1.


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


ITEM 7. TAXATION

     The following is a summary of certain Netherlands and U.S. federal income tax consequences relating to an investment in the Company's Common Shares. This summary does not deal with all possible tax consequences relating to holding the Company's Common Shares. In particular, the discussion does not address the tax consequences under state, local and other (e.g., non-U.S. or non-Netherlands) tax laws, nor does it address special circumstances that may apply to any individual investor. Accordingly, each prospective investor should consult its tax advisor regarding the tax consequences to it of an investment in the Common Shares. The following discussion is based upon analysis of the statutory law and regulations, case law, and published rulings, of the U.S. and The Netherlands.

     The anticipated tax consequences are subject to change, and such change may be retroactively effective. If so, the following summary may be affected and may not be relied upon. Further, any variation or differences from the facts or representations recited herein, for any reason, might affect the following discussion, perhaps in an adverse manner, and make them inapplicable. In addition, the Company has undertaken no obligation to update this discussion for changes in facts or laws occurring subsequent to the date thereof.

     The summary represents solely the views of the Company as to the interpretation of existing law and, accordingly, no assurance can be given that the tax authorities or courts in the U.S. or The Netherlands will agree with the summary hereafter.

NETHERLANDS TAXATION

     The following is a summary of The Netherlands tax consequences to an owner of Common Shares who is not, and is not deemed to be, a resident of The Netherlands for purposes of the relevant tax codes (a "non-resident Shareholder"). The summary does not address taxes imposed by The Netherlands and its political subdivisions other than the dividend withholding tax, individual income tax, corporate income tax, net wealth tax, and gift and inheritance tax.

         NETHERLANDS' DIVIDEND WITHHOLDING TAX

     The Company does not expect to pay dividends in the foreseeable future. If dividends were distributed by the Company, such dividends would be subject under Netherlands' tax law to withholding tax at a rate of 25%. Dividends include dividends in cash or in kind, constructive dividends and liquidation proceeds in excess of recognized paid-in capital. Stock dividends are also subject to withholding tax unless distributed out of the Company's paid-in share premium as recognized for Netherlands tax purposes.

     A non-resident Shareholder can be eligible for a reduction or a refund of The Netherlands dividend withholding tax under a tax convention which is in effect between the country of residence of the non-resident Shareholder and The Netherlands. The Netherlands has concluded such conventions with, among others, the United States and all members of the European Union except Portugal. Under most of these conventions, The Netherlands' dividend withholding tax is reduced to a rate of 15% or less unless the recipient shareholder has a permanent establishment in The Netherlands to which the Common Shares are attributable.

     No withholding tax applies on the sale or disposition of Common Shares to persons other than the Company and affiliates of the Company.

        INCOME TAX AND CAPITAL GAINS

     A Shareholder will not be subject to The Netherlands' income tax with respect to dividends distributed by the Company on the Common Shares or with respect to capital gains derived from the sale or disposal of Common Shares in the Company, provided that:

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

     Generally, a holder of Common Shares will not have a substantial interest if he, his spouse, certain other relatives (including foster children), or certain persons sharing his household, do not hold, alone or together, directly or indirectly, the ownership of or certain other rights over, shares representing five per cent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Company. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

         NET WEALTH TAX

     A Shareholder will not be subject to The Netherlands' net wealth tax in respect of the Common Shares provided that such Shareholder is not an individual or, if he is an individual, the conditions described in clauses (i) and (ii) of the proviso under "Income Tax and Capital Gains" are satisfied.

         GIFT, ESTATE OR INHERITANCE TAXES

     No gift, estate or inheritance taxes will arise in The Netherlands with respect to an acquisition of Common Shares by way of a gift by, or the death of, a Shareholder who is neither resident nor deemed to be resident in The Netherlands, unless (i) such Shareholder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the Common Shares are or were attributable, or (ii) in the case of a gift of Common Shares by an individual who at the date of the gift was neither resident nor deemed to be resident in The Netherlands, such individual dies within 180 days after the date of the gift while being resident or deemed to be resident in The Netherlands.

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

     A U.S. Shareholder may elect annually either to deduct The Netherlands withholding tax (see "Netherlands Taxation") against its income or take the withholding taxes as a credit against its U.S. tax liability, subject to U.S. foreign tax credit limitation rules. Dividend income will be income from sources outside the United States for foreign tax credit limitation purposes. Dividend income generally will be either " passive" income or "financial services" income, depending on the particular U.S. Shareholder's circumstances.

     Payments of dividends on the Common Shares to a Non-U.S. Shareholder generally will not be subject to U.S. federal income tax unless such income is effectively connected with the conduct by such Non-U.S. Shareholder of a trade or business in the United States.

         DISPOSITIONS OF COMMON SHARES

     A U.S. Shareholder will recognize gain or loss for U.S. federal income tax purposes upon the sale or other disposition of Common Shares in an amount equal to the difference between the amount realized and the U.S. Shareholder's tax basis in the Common Shares. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss provided that the Common Shares have been held (or deemed held) for more than 12 months.

     Gain realized by a Non-U.S. Shareholder upon the sale or other disposition of Common Shares generally will not be subject to U.S. federal income tax unless
(i) the gain is effectively connected with the conduct by such Non-U.S. Shareholder of a trade or business in the United States or (ii) the Shareholder is an individual who was present in the United States for at least 183 days in the taxable year of such sale, exchange or retirement and provided that certain other conditions are met.

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

     If the Company were to be classified as a PFIC, a U.S. Shareholder would be subject to various adverse U.S. tax consequences. Such adverse consequences include an interest charge on taxes deemed deferred by them on receipt of certain "excess" dividend distributions by the Company to the U.S. Shareholder and on realization of gain upon disposition of any of the U.S. Shareholder's Company stock (all of which distributions and gains would be taxable as ordinary income at the highest marginal rate). However, the foregoing interest charge could be avoided if a U.S. Shareholder were to make a qualified electing fund ("QEF") election and the Company were to agree to comply with certain reporting requirements. If a QEF election were made, the U.S. Shareholder would be currently taxable on the U.S. Shareholder's pro rata share of the Company's ordinary earnings and profits and long-term capital gains for each year (at ordinary income or capital gains rates, respectively), even if no dividend distributions were received. Based on the nature of the Company's expected income and assets, management does not expect that the Company will be classified as a PFIC in the foreseeable future.

         FOREIGN PERSONAL HOLDING COMPANIES

     The Company or any of its non-U.S. subsidiaries may be classified as a "foreign personal holding company" ("FPHC") if in any taxable year five or fewer persons who are U.S. citizens or residents own (directly or constructively through certain attribution rules) more than 50% of the Company's stock (a "U.S. group") and at least 60% of the gross income of the Company or the subsidiary consists of passive income for purposes of the FPHC rules. Because substantially all of the Company's income is likely to consist of dividends from subsidiaries, which generally is passive income for purposes of the FPHC rules, it is likely to meet the income test. Similarly, if more than 60% of the gross income of a non-U.S. subsidiary of the Company were to consist of dividends, interest, royalties (other than active business computer software royalties) or other types of passive income, the subsidiary would meet the FPHC income test.

     If the Company or any of its subsidiaries is or becomes a FPHC, each U.S. Shareholder of the Company (including a U.S. corporation) who held stock in the Company on the last day of the taxable year of the Company, or, if earlier, the last day of its taxable year on which a U.S. group existed with respect to the Company, would be required to include in gross income as a dividend such shareholder's pro rata portion of the undistributed FPHC income of the Company or the subsidiary, even if no cash dividend were actually paid. In such case, a U.S. Shareholder would be entitled to increase its tax basis in the shares of the Company by the amount of the deemed dividend. If a subsidiary of the Company were the FPHC, a U.S. Shareholder in the Company should be afforded similar relief, although the law is unclear as to the form of the relief.

     Although the Company believes that at the present time no U.S. group exists, the Company can give no assurances regarding future ownership of Company shares which could result in the creation of a U.S. group and thus cause the Company to be treated as a FPHC. Moreover, the Company can give no assurance that it will have timely knowledge of the formation of a U.S. group. In this regard, the Company does not assume any obligation to make timely disclosure with respect to such status.

     If the Company becomes a FPHC, a U.S. person who acquires shares from a decedent would obtain a tax basis equal to the lesser of the fair market value of the shares at the date of decedent's death or the basis in the hands of the decedent.

     As noted above, certain U.S. tax consequences depend on the composition of the income of the Company and its subsidiaries. The tax law is not entirely clear as to the proper classification of all relevant types of income that the Company and its subsidiaries may realize. Accordingly, there can be no assurance that management's expectations described in the preceding section will be fulfilled.

        STATE AND LOCAL TAXES

     State and local tax treatment may differ from federal income tax treatment. Each U.S. Shareholder should seek tax advice with respect to applicable state and local taxes.



ITEM 8. SELECTED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and Notes thereto and other financial information included elsewhere in this Form 20-F. The statement of operations data set forth below for the years ended December 31, 1996, 1997 and 1998 and the balance sheet data as of December 31, 1997 and 1998 have been derived from the audited Consolidated Financial Statements of the Company included elsewhere in this Form 20-F. The statement of operations data for the years ended December 31, 1994 and 1995 and the balance sheet data at December 31, 1994, 1995 and 1996 have been derived from audited financial statements not included herein. The operating results for any period are not necessarily indicative of results for any future period. All accompanying consolidated financial statements have been restated to reflect the pooling of interests of the Company and Aurum Software, Inc., which was acquired in August 1997. Certain prior period amounts have been reclassified to conform to the current year presentation.


                                                                         YEAR ENDED DECEMBER 31,
                                                   --------------------------------------------------------------------
                                                     1994           1995           1996            1997         1998
                                                   ---------      ---------      ---------      ---------     ---------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Statement of Operations Data:
Net revenues(1):
  License revenue ............................     $  63,704      $ 118,894      $ 226,135      $ 367,101     $ 285,778
  License revenue from related parties .......            --             --         14,532         66,325        50,600
                                                   ---------      ---------      ---------      ---------     ---------
    Total license revenues ...................        63,704        118,894        240,667        433,426       336,378
  Maintenance and service revenue ............        65,132        107,791        174,875        246,170       399,271
                                                   ---------      ---------      ---------      ---------     ---------
    Total net revenues .......................       128,836        226,685        415,542        679,596       735,649
                                                   ---------      ---------      ---------      ---------     ---------

Cost of revenues:
  Cost of license revenue ....................         3,397          6,678         14,442         31,212        30,741
  Cost of maintenance and service revenue ....        50,931         86,888        143,746        189,871       302,063
                                                   ---------      ---------      ---------      ---------     ---------
    Total cost of revenues ...................        54,328         93,566        158,188        221,083       332,804
                                                   ---------      ---------      ---------      ---------     ---------

Gross profit .................................        74,508        133,119        257,354        458,513       402,845
                                                   ---------      ---------      ---------      ---------     ---------

Operating and non-recurring expenses:
  Sales and marketing ........................        44,847         62,901        102,191        171,572       272,497
  Research and development ...................        10,233         21,004         45,843         90,849       151,369
  General and administrative .................        14,225         30,091         49,136         72,489       156,148
  Asset write-downs ..........................           486             --             --          3,393        36,899
  Loss on disposal of assets .................            --             --             --             --        58,030

  Restructuring and other charges ............         3,686             --             --          8,675        59,972
                                                   ---------      ---------      ---------      ---------     ---------
    Total operating expenses .................        73,477        113,996        197,170        346,978       734,915
                                                   ---------      ---------      ---------      ---------     ---------
Income (loss) from operations ................         1,031         19,123         60,184        111,535      (332,070)
Net interest and other income (expense) ......        (1,074)         1,593           (317)         1,975        (3,122)
                                                   ---------      ---------      ---------      ---------     ---------
Income (loss) before income taxes and minority
  Interest ...................................           (43)        20,716         59,867        113,510      (335,192)
Provision (benefit) for income taxes .........         2,171          9,817         23,255         36,354       (20,000)
Minority interest in earnings of consolidated
  Subsidiaries ...............................          (976)           (72)            --             --            --
                                                   ---------      ---------      ---------      ---------     ---------
Net income (loss) ............................     $  (3,190)     $  10,827      $  36,612      $  77,156     $(315,192)
                                                   =========      =========      =========      =========     =========

Net income (loss) per share(2)
  Basic ......................................     $   (0.02)     $    0.07      $    0.20      $    0.40     $   (1.59)
  Diluted ....................................     $   (0.02)     $    0.06      $    0.19      $    0.37     $   (1.59)

Shares used in per share calculation (2)
  Basic ......................................       158,679        164,929        179,512        190,842       198,519
  Diluted ....................................       158,679        182,866        196,496        206,071       198,519


                                                                                       DECEMBER 31,
                                                               ------------------------------------------------------------
                                                                 1994         1995         1996         1997         1998
                                                               --------     --------     --------     --------     --------
                                                                                      (IN THOUSANDS)
Balance Sheet Data:
Cash, cash equivalents and marketable securities .........     $  9,402     $ 38,522     $240,853     $216,264     $206,831
Working capital ..........................................        6,320       73,945      304,863      309,441      123,871
Total assets .............................................       83,331      196,416      496,973      722,409      823,151
Long-term debt, less current portion .....................        2,375        1,835      176,260      200,718      191,013
Shareholders' equity .....................................       18,731      117,948      203,016      290,465      156,760
Dividends paid ...........................................           --           --           --           --           --


-----------------

(1) See Note 10 of Notes to Consolidated Financial Statements for information concerning transactions with related parties.

(2) See Note 1 of Notes to Consolidated Financial Statements. The weighted average shares outstanding calculations have been restated because of the adoption of Statement of Financial Accounting Standards No. 128,

Earnings Per Share.


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains trend analysis and other forward-looking statements that are subject to risks and uncertainties. The Company's actual results could differ materially from those projected in the forward-looking statements discussed herein. Factors that could cause or contribute to such differences include but are not limited to, those set forth under "Risk Factors" and elsewhere in this Form 20-F.

ANNUAL RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated the percentage of total net revenues represented by certain items reflected in the Company's statements of operations:


                                                         YEAR ENDED DECEMBER 31,
                                                        ------------------------
                                                        1996      1997      1998
                                                        ----      ----      ----
               Net revenues .......................      100%      100%      100%
               Cost of revenues ...................       38        33        45
                                                        ----      ----      ----
               Gross profit .......................       62        67        55
                                                        ----      ----      ----
               Operating expenses:
                 Sales and marketing ..............       25        25        37

                 Research and development .........       11        13        21
                 General and administrative .......       12        11        21
                 Non-recurring expenses ...........       --         2        21
                                                        ----      ----      ----
                         Total operating expenses .       48        51       100
                                                        ----      ----      ----
               Income from operations .............       14        16       (45)
               Provision (benefit) for income taxes        6         5        (3)
                                                        ----      ----      ----
               Net income .........................        9%       11%      (42)%
                                                        ====      ====      ====

        NET REVENUES. The following table sets forth, for the periods indicated, revenues by category and the percentage of total net revenues represented by each such category:


                                                                               YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------------------------------------------
                                                             1996                       1997                       1998
                                                     ---------------------      ---------------------      ---------------------
                                                        $            %             $            %              $            %
                                                     --------     --------      --------     --------      --------     --------
                                                                                  ($ IN THOUSANDS)
          Net revenues:
            Total license revenue ..............     $240,667           58%     $433,426           64%     $336,378           46%
            Maintenance and service revenue ....      174,875           42       246,170           36       399,271           54
                                                     --------     --------      --------     --------      --------     --------
                    Total net revenues .........     $415,542          100%     $679,596          100%     $735,649          100%
                                                     ========     ========      ========     ========      ========     ========


     Total net revenues increased 8% ($56.0 million) to $735.6 million in 1998 from $679.6 million in 1997. License revenue decreased 22% ($97.0 million) to $336.4 million in 1998 from $433.4 million in 1997, and maintenance and service revenues increased 62% ($153.1 million) to $399.3 million in 1998 from $246.2 million in 1997. As a percentage of total revenue, license revenue decreased to 46% in 1998 from 64% in 1997; service and maintenance revenue increased to 54% in 1998 from 36% in 1997.

     The Company believes the reduction in 1998 license revenues, as compared to 1997, was attributable principally to four factors: increased economic and competitive pressures experienced in the global ERP industry; a one-time revenue deferral in the first quarter of 1998 attributable principally to the implementation of the American Institute of Certified Public Accountants issued Statement of Position 97-2 (SOP 97-2), "Software Revenue Recognition"; a one-time reversal of revenue to effectively eliminate inventory in the Company's indirect channel (motivated in part by economic and other factors that have led to reduced future demand for ERP users); and certain inefficiencies in the Company's organizational structure that led to certain operational shortcomings. Each are discussed in greater detail below.

     1. ECONOMIC AND INCREASED COMPETITIVE PRESSURES. The Company believes that the ERP software market is being negatively impacted by a number of industry-wide issues including: (i) global economic difficulties and uncertainty; (ii) reductions in capital expenditures by large customers; (iii) increasing competition; and (iv) increased customer focus on addressing Year 2000 problems. The Company believes the impact of these market forces was more pronounced upon the Company because, as compared to certain of its competitors, license fees comprise a greater percentage of the Company's total revenue, as compared to non-license revenues such as maintenance, service and consulting. These factors have, in turn, given rise to a number of market trends that have slowed license revenue growth, including (a) longer sales cycles; (b) increased uncertainty of customers in making purchasing decisions; (c) deferral or delay of IT projects and generally reduced expenditures for software; (d) reallocation of reduced capital expenditures to fix Year 2000 problems of existing systems; and (e) increased price competition. The Company's license revenues were adversely affected by these factors beginning in the third quarter of 1998, as the Company experienced a decline in the number of license seats from both direct sales and the indirect channel. The Company expects these factors to continue to impact license revenues and that these trends will continue into 1999 until global economic conditions improve and Year 2000 compliance is complete.

     2. Q1 ANNOUNCED DEFERRAL OF $43 MILLION. In the first quarter of 1998, the Company announced that it was deferring an aggregate of $42.5 million in revenue related to license agreements entered into in such quarter, in large part due to the adoption of SOP 97-2.

     The principal component of this deferred revenue, $24.9 million, related to software licenses for which the Company (consistent with past practices) assisted the customer in obtaining, and became a party to, independent third-party financing arrangements. The Company had utilized such arrangements in the past in order to help expedite financing for the customer, although in all circumstances the lender had no recourse to the Company in the event of a customer default. Although SOP 97-2 does not explicitly address these financing arrangements, the Company elected to defer recognition of the entire amount of revenue associated with those licenses, notwithstanding that the Company received full payment up front. Such revenue will be recognized concurrent with the payment terms agreed to by, and between, the customer and the lending institution.

     In light of SOP 97-2, in early 1998 the Company undertook a review of its business practices with respect to software licenses. In May 1998, the Company announced that it would cease to become a party to customer license financing arrangements, but instead would direct the customer to obtain financing independently. As a result of this modification to the Company's business practices on customer financing, the Company believes that SOP 97-2 should not have any material effect on software license revenue from such independent financing arrangements going forward.

     The second component of the first quarter deferral, $12.9 million, related to license agreements having extended payment terms. SOP 97-2 clarified the impact of extended payment terms on the determination of whether license fees are fixed and determinable. As a result of SOP 97-2, the Company deferred $12.9 million of license fees under certain license agreements, and will recognize the revenue represented by such deferred fees when collected.

     The Company has since changed its business practices so that the payment terms of customer contracts will generally permit recognition in full under SOP 97-2. The Company believes that its current business practices are in accordance with the requirements of SOP 97-2. To the extent future license agreements do not conform to the Company's new business practices, revenue from those agreements will be deferred consistent with these new practices and SOP 97-2.

     The third component of the first quarter deferral was $4.7 million, which represented a portion of the licenses BMS purchased from Baan in the first quarter for the indirect channel. In the interest of restraining possible growth of inventory in the indirect channel, the Company elected to record this amount as deferred revenue. In the second quarter of 1998, the Company moved to a sell-through model for channel revenue recognition (described in detail below in Item 13). In connection with that decision, the Company reviewed with BMS first quarter sales in the indirect channel, and confirmed that the $4.7 million deferral was approximately equal to the difference between BMS's first quarter purchases and the actual channel sell-through to end-users that quarter. Consequently, the Company decided to reclassify this $4.7 million as an offset to amounts due from related parties (as reported in the Company's 1998 Report on Form 6-K for the second quarter of 1998).

     3. ADDRESSING CHANNEL INVENTORY. During the fourth quarter of 1998, the Company elected to effectively eliminate inventory in the indirect channel. This decision was motivated principally in light of changes in market dynamics, including reduction in the rate of growth of the indirect license sales, and the Company's determination to undertake a comprehensive reorganization plan in the fourth quarter of 1998. At the end of the third quarter, there was approximately $56 million in existing indirect channel inventory. To eliminate that inventory: (i) approximately $17 million in inventory was sold by the Company's indirect channel to end-users during the fourth quarter, thus reducing the inventory number by that amount, and (ii) as to the remaining inventory of approximately $39 million, the Company reversed that amount from fourth quarter revenue and recorded it as deferred revenue in the quarter, even though product had been delivered, approximately $34 million for such licenses had been paid, and there were no cancellation or return provisions. This one-time, non-recurring item is discussed at greater length in connection with the description of the Company's indirect channel in
Item 13 below.

     4. BUSINESS REORGANIZATION. During 1997 and 1998, the Company acquired several software companies as part of a strategy to expand its product footprint beyond ERP. Typically, the Company operated these companies as independent entities, in part to respect the differing cultures of these firms and retain their entrepreneurial spirit. In the summer of 1998, in an effort to begin integrating these various entities, the Company created a matrixed business structure consisting of Product Business Units, whereby the Front Office (Aurum), Supply Chain (Berclain), and Corporate Office (Coda) groups would each retain their own dedicated sales and marketing organization; Vertical Business Units, whereby the significant Aerospace and Defense and the Automotive units retained their separate identity; Service Business Units, whereby consulting, education, and customer support were treated as separate units; and Customer Business Units, which in effect represented the country organizations across the Company. This new organization was put in place in early July 1998. However, this structure created a level of complexity to the organization that created operational uncertainty and certain inefficiencies, contributing to certain execution problems in the field. The Company moved to a more traditional functional organization as part of its restructuring in the fourth quarter of 1998, one that presents a single face to the customer (by integrating the sales forces) with a minimally matrixed structure and clearer lines of authority.

     1997 vs. 1996 Revenue. In 1997, total net revenues increased 64% ($264.1 million) to $679.6 million from $415.5 million in 1996, primarily due to increased license revenues and associated maintenance and service revenues in 1997. License revenues increased 80% ($192.8 million) to $433.4 million in 1997 from $240.7 million in 1996. License revenues also increased as a percentage of total net revenues to 64% in 1997 from 58% in 1996. These increases in total license revenues and in total license revenue as a percentage of total net revenues resulted from both an increase in the number of software licenses and a higher average transaction size. For 1997, the license revenue growth also reflects the Company's increased sales activity through indirect channels to the SME market segment. License sales to the SME market more than doubled in 1997 from 1996 levels and significantly increased the Company's license revenues with related party entities.

     No customer accounted for 10% or more of total net revenues in 1996 and 1998. Related party revenues from all such parties as a group accounted for 10% of the Company's total net revenues for 1997.

     REVENUE BY GEOGRAPHY. The Company operates its business in three principal geographic regions, namely, EMEA (Europe, Middle East and Africa), North America (United States and Canada), and Rest of World (Asia Pacific and Latin America). Total net revenues in the EMEA region increased 33% ($83.8 million) to $337.2 million in 1998 from $253.4 million in 1997 and increased 42% ($75.4 million) in 1997 from $178.0 million in 1996, representing 46%, 37% and 43% of total net revenues, respectively. Total net revenues in the North America region increased 3% ($8.8 million) to $286.2 million in 1998 from $277.4 million in 1997 and increased 63% ($107.5 million) in 1997 from $169.9 million in 1996, representing 39%, 41% and 41% of total net revenues, respectively. Total net revenues in the Rest of World region decreased 25% ($20.8 million) to $61.6 million in 1998 from $82.4 million in 1997 and increased 55% ($29.3 million) in 1997 from $53.1 million in 1996, representing 8%, 12% and 13% of total net revenues, respectively.

     Within the EMEA region, a large proportion of the Company's total net revenues is derived from The Netherlands and Germany. In 1998, 1997 and 1996, net revenues from the Company's operations in The Netherlands were $79.5 million, $78.7 million and $82.6 million, respectively, and represented 11%, 12% and 20% of total net revenues, respectively, with export sales of less than 10% of total net revenues from sales to unaffiliated customers for those years. For the Company's German operations, total net revenues increased to $95.2 million in 1998 from $90.1 million in 1997 and $54.1 million in 1996, representing 13% of total net revenues for each year. The Company's operations are subject to risks inherent in international business activities, including risks related to currency fluctuations. See "Risk Factors - There are Obstacles in Managing International Operations", Item 9A - "Quantitative and Qualitative Disclosures About Market Risks", and Note 13 of Notes to Consolidated Financial Statements.

     MAINTENANCE AND SERVICE REVENUES. These revenues increased 62% ($153.1 million) to $399.3 million in 1998 from $246.2 million in 1997, and increased 41% ($71.3 million) in 1997 from $174.9 million in 1996. These increases were primarily attributable to increased maintenance fees and services to a larger installed base of customers, which in turn was a result of the growth in product licenses. As a percentage of total net revenues, maintenance and service revenues were 54% in 1998, as compared to 36% in 1997, and 42% in 1996.

     GROSS PROFIT. The following table sets forth, for the periods indicated, gross profit and gross margin for each revenue category:


                                                                    YEAR ENDED DECEMBER 31,
                                         --------------------------------------------------------------------------------
                                                  1996                         1997                        1998
                                         ----------------------       ----------------------       ----------------------
                                                         % OF                          % OF                        % OF
                                                        REVENUE                      REVENUE                     REVENUE
                                            $          CATEGORY           $         CATEGORY          $          CATEGORY
                                         --------      --------       --------      --------       --------      --------
                                                                      ($ IN THOUSANDS)
          Gross profit:
            License ...............      $226,225            94%      $402,214            93%      $305,637            91%
            Maintenance and service        31,129            18         56,299            23         97,208            24
                                         --------                     --------                     --------
               Total gross profit..      $257,354            62       $458,513            67       $402,845            55
                                         ========                     ========                     ========

     The Company's gross profit as a percentage of total net revenues was 55% in 1998, as compared to 67% in 1997 and 62% in 1996. The decrease in gross margin in 1998 compared to 1997 is primarily a result of a shift from higher-margin license revenue to lower-margin service revenue. The increase in gross margin in 1997 compared to 1996 primarily reflects the Company's strategy to increase license revenues as a percentage of total net revenues and improvements in utilization rates and pricing structure for services.

     Gross margin on license revenue remained relatively constant in 1998 as compared to 1997 and 1996. Cost of license revenues consists primarily of amortization of capitalized software, the cost of third party software, and the cost of media and freight. Amortization of capitalized software, included in cost of license revenue, amounted to $14.8 million, $6.0 million and $2.5 million in 1998, 1997 and 1996 respectively.

     Gross margin on maintenance and service revenues remained relatively constant in 1998 and 1997 at 24% and 23%, respectively. The increase in 1997 from 18% in 1996 was primarily due to the Company's improvements in utilization rates and pricing structure. Cost of maintenance and service revenues consists primarily of cost of product support, consulting and training, including associated software engineering services.

     SALES AND MARKETING. The following table sets forth, for the periods indicated, sales and marketing expenses and such expenses as a percentage of total net revenues:


                                                                          YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------------------------------------
                                                     1996                        1997                      1998
                                           ---------------------      ---------------------      ---------------------
                                              $                %         $               %          $               %
                                           --------           --      --------           --      --------           --
                                                                         ($ IN THOUSANDS)
          Sales and marketing expenses     $102,191           25%     $171,572           25%     $272,497           37%

     The Company's sales and marketing expenses increased 59% ($100.9 million) to $272.5 million in 1998 from $171.6 million in 1997, and increased 68% ($69.4 million) in 1997 from $102.2 million in 1996, representing 37%, 25% and 25% of net revenues in 1998, 1997 and 1996, respectively. These increases in absolute spending in sales and marketing activities reflect the continued expansion of the Company's international sales channels through the first three quarters of 1998. Sales and marketing expenses also include net foreign currency transaction losses of $17.1 million and $0.2 million in 1998 and 1996, respectively, and a net foreign currency gain of $6.5 million in 1997. These foreign currency transaction gains and losses result from the worldwide cash management activities undertaken by the Company in support of its sales and marketing subsidiaries. The Company's subsidiaries, which act as sales offices, supplement their cash requirements with loans from the parent company in The Netherlands. In addition, the loans are used to settle various intercompany transactions such as required royalty payments. These intercompany accounts are denominated in the functional currency of the subsidiary in order to centralize foreign exchange risk with the parent company in The Netherlands. While the Company uses short-term foreign currency forward contracts to hedge a significant portion of this risk, the Company cannot eliminate the risk completely due to operational complexities such as the number of currencies involved, the constantly changing currency exposures and the substantial volatility of currency exchange rates. Accordingly, the intercompany loans result in currency gains and losses, which are recorded as sales and marketing expenses since they relate to operations of the Company's sales subsidiaries. The Company expects that sales and marketing expenses will grow at a lower rate than previous years as the Company streamlined certain of its sales and distribution channels during the fourth quarter of 1998.

     RESEARCH AND DEVELOPMENT. The following table sets forth, for the periods indicated, research and development expenses and such expenses as a percentage of total net revenues:


                                                                            YEAR ENDED DECEMBER 31,
                                                ----------------------------------------------------------------------------
                                                        1996                       1997                        1998
                                                ---------------------      ---------------------      ----------------------
                                                   $                %         $                %         $                %
                                                --------           --      --------           --      --------           ---
                                                                             ($ IN THOUSANDS)
          Research and development expenses     $ 45,843           11%     $ 90,849           13%     $151,369           21%

     Research and development expenses increased 67% ($60.5 million) to $151.4 million in 1998 from $90.8 million in 1997, and increased 98% ($45.0 million) in 1997 from $45.8 million in 1996. The increases in research and development expenses year over year in both absolute dollars and as a percentage of net revenues reflects the Company's continuing investment in the development of new and enhanced products and new technologies, primarily consisting of the hiring of additional research and development personnel. Research and development personnel totaled 1,671 people at December 31, 1998, as compared to 1,341 people at December 31, 1997 and 650 people at December 31, 1996. This staff is located primarily in The Netherlands, with a smaller number of research and development personnel in India, the United States and various other locations. Research and development personnel represented 33% of the Company's total employees at December 31, 1998, as compared to 32% and 25% at December 31, 1997 and 1996, respectively. In 1998, 1997 and 1996, the Company capitalized 11%, 17% and 16%, respectively, of aggregate research and development expenditures. Aggregate research and development expenditures in such years, including both research and development expenses and capitalized software costs, were $170.6 million, $110.1 million and $54.6 million, respectively.

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

     GENERAL AND ADMINISTRATIVE. The following table sets forth, for the periods indicated, general and administrative expenses and such expenses as a percentage of total net revenues:


                                                                             YEAR ENDED DECEMBER 31,
                                                  ----------------------------------------------------------------------------
                                                           1996                       1997                       1998
                                                  ---------------------      ---------------------      ----------------------
                                                     $                %         $               %          $                %
                                                  --------           --      --------           --      --------           ---
                                                                               ($ IN THOUSANDS)
          General and administrative expenses     $ 49,136           12%     $ 72,489           11%     $156,148           21%

     General and administrative expenses increased 115% ($83.6 million) to $156.1 million in 1998 from $72.5 million in 1997, and increased 48% ($23.4 million) in 1997 from $49.1 million in 1996. As a percentage of total net revenues, such expenses were 21%, 11% and 12% in 1998, 1997 and 1996, respectively. The increases in general and administrative expenses in absolute dollars reflect the expansion of the Company's operations with the resulting increase of additional personnel and infrastructure costs through most of 1998. Such costs included the hiring of certain key executives into general and administrative positions and the payroll and facilities costs incurred in establishing administrative and finance support personnel in multiple locations. General and administrative expenses include charges of $55.3 million, $12.4 million and $8.3 million to bad debt expense for 1998, 1997 and 1996, respectively. The increase in bad debt expense in 1998 is due to global economic difficulties and uncertainty. Also included in general and administrative expenses is the amortization of intangible assets of $8.8 million, $6.1 million and $6.1 million in 1998, 1997 and 1996, respectively. Amortization of intangible assets arose from certain of the Company's acquisitions. As a result of the Company's acquisitions during 1998, the Company expects amortization of intangible assets to increase approximately $5 million in 1999. See Notes 3 and 11 of Notes to Consolidated Financial Statements. As a result of the Company's reorganization during the fourth quarter of 1998, the Company expects that other general and administrative expenses will increase at a lower rate in 1999 as compared to prior years.

     NON-RECURRING EXPENSES. The following table set forth, for the periods indicated, restructuring and other expenses and such expenses as a percentage of total net revenues:

                                                                                    YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------------------------------------
                                                              1996                     1997                        1998
                                                        ---------------      ----------------------     ----------------------
                                                         $            %         $                %          $               %
                                                                               ($ IN THOUSANDS)
          Non-recurring expenses                        --           --      $ 12,068            2%     $154,901           21%

     During the fourth quarter of 1998, the Company completed key elements of its restructuring program to reduce costs and gain efficiencies across all aspects of the organization. In connection with these efforts, the Company recorded non-recurring charges of $140.5 million related to restructuring, losses on the disposal of certain under-performing business entities and other assets, and other asset write-downs. The restructuring component of the charge was $55.2 million and included severance-related expenses for over 1000 employees, costs associated with the cancellation of certain marketing and sales programs, and costs related to the consolidation and closure of approximately 50 offices. The Company disposed of certain non-strategic business entities and recognized a loss of $58.0 million in connection with the disposal of those assets. The Company also recognized a charge of $27.3 million for the write-down of certain long-lived assets in connection with the reorganization. Approximately $31.3 million of these non-recurring charges are accrued as of December 31, 1998.

     In connection with the acquisition of CODA in May 1998, the Company recognized non- recurring charges of $14.4 million consisting of a $9.6 million write-down of duplicative capitalized software development costs, a $3.0 million non-recurring charge for related professional fees, and a $1.8 million restructuring charge, primarily severance related costs and other costs associated with the consolidation of operations. None of these non-recurring charges remain accrued as of December 31, 1998.

     Non-recurring expenses were $12.1 million for the year ended December 31, 1997. These charges related to direct transaction and integration costs as a result of the combinations with Aurum and Beologic. Such costs included asset write-downs of $3.4 million for capitalized software, goodwill and other intangible assets, professional fees of $4.6 million, and restructuring charges of $4.1 million. The restructuring charges consisted of $2.3 million of software discontinuation costs and migration costs related to the Antalys product (which was discontinued as a result of the Aurum acquisition), and $1.8 million for contractual software upgrades and commitments, and for other miscellaneous charges related to the mergers. The Company completed the actions associated with the restructuring during 1998. The cash outflows and asset write-offs related to the $12.1 million charge were approximately $8.6 million and $3.5 million, respectively. There were no non-recurring expenses in 1996. See Notes 11 and 14 to Consolidated Notes to Financial Statements.

     NET INTEREST AND OTHER INCOME. Interest income in 1998, 1997 and 1996 of $8.7 million, $14.4 million, and $1.1 million, respectively, was primarily a result of interest earned on investments in marketable securities. Interest expense of $11.8 million, $12.4 million and $1.4 million in 1998, 1997 and 1996, respectively, related primarily to interest on working capital lines of credit and long-term debt, and in 1997 and 1998, interest expense on the convertible notes and the amortization of debt issuance costs. See Note 5 of Notes to Consolidated Financial Statements.

     INCOME TAXES. At December 31, 1998 the Company had net operating losses generated in various countries totaling approximately $445,449,000 of which $333,000,000, $25,074,000 and $67,905,000 were generated in The Netherlands,
Germany and the United States, respectively. The Netherlands and Germany net operating losses can be carried forward indefinitely to offset future taxable income. The net operating losses generated in the United States expire in 2008 or later. For financial accounting purposes the benefit of the net operating losses generated through 1996 and 1997 has been recorded as a reduction of the provision for Dutch income taxes in 1996 and 1997. As of December 31, 1998, the Company established a valuation allowance for all net operating losses. Primarily as a result of establishing the valuation allowance, the Company's 1998 effective tax benefit is 6%. When it becomes more likely than not that the Company will be profitable in future periods, the Company will draw down the valuation allowance to compensate future tax provisions.

     In July 1997, the Company was notified by the Dutch tax authorities that it qualified for a reduced tax rate for the next ten years effective January 1997 on certain income as defined in the agreement. Based on this ruling and other initiatives, the Company's effective tax in 1997 was 32%. The effective tax rate for the year ended December 31, 1996 was 39%.

QUARTERLY VARIABILITY

     The Company's revenues in general, and in particular its license revenues, are relatively difficult to forecast and will continue to exhibit period-to-period fluctuations due to a number of reasons, including (i) the relatively long sales cycles for the Company's products, (ii) the size and timing of individual license transactions, (iii) the timing of the introduction of new products or product enhancements by the Company or its competitors, (iv) the potential for delay or deferral of customer implementations of the Company's software, (v) changes in customer budgets, and (vi) seasonality of technology purchases and other general economic conditions. Accordingly, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. See "Risk Factors - The Company is Subject Variability of Quarterly Operating Results".

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1998, the Company had cash, cash equivalents and short-term marketable securities of $206.8 million and working capital of $123.9 million. In 1998, the Company's operating activities used cash of $41.0 million, primarily as a result of the net loss for the year less certain non-cash items such as depreciation and amortization and asset write-downs in connection with the Company's reorganization. Accounts receivable net of allowance for doubtful accounts was $252.1 million at December 31, 1998 compared to $243.3 million at December 31, 1997. Accounts receivable days sales outstanding ("DSO," the ratio of the quarter-end accounts receivable balance to quarterly revenues, multiplied by 90) was 173 days as of December 31, 1998, compared with 102 days as of December 31, 1997. Accounts receivable do not include, and the prior computation of DSO does not reflect, Value Added Tax ("VAT") and sales taxes applicable to accounts receivable in certain countries. These amounts are required to be collected from the customer by the Company and to be paid to appropriate authorities. If such taxes were included in accounts receivable, accounts receivable at December 31, 1998 and 1997 would have been $277.8 million and $240.4 million, respectively, and DSO at such dates would have been 191 days and 108 days, respectively. The amount of VAT reclassified and included in other current assets as of December 31, 1998 and 1997, was $25.6 million and $13.6 million, respectively. As of December 31, 1998, the Company also had tax receivables of $45 million (representing income tax refunds from various jurisdictions in which it does business). The Company expects to collect substantially all of this amount in 1999.

     The Company's allowance for doubtful accounts increased to $46.6 million at December 31, 1998 from $15.1 million at the end of 1997 due to global economic difficulties and uncertainty. While the Company believes that its allowance for doubtful accounts as of December 31, 1998 remains adequate, a portion of the Company's accounts receivable at such date were derived from sales of large licenses to new customers with which the Company does not have a payment history. While the Company believes the payment terms granted to such customers at the date of sale allows for revenue recognition, there can be no assurance that the allowance will be adequate to cover any receivables which are later determined to be uncollectible, particularly if one or more large receivables becomes uncollectible.

     Investing activities provided $27.5 million of cash in 1998. Proceeds from the sale and maturities of marketable securities and investments of $313.2 million were partially offset by the net purchase of property and equipment of $30.3 million, an increase of $29.6 million in capitalized software development costs, purchases of marketable securities of $209.5 million and payments for acquisitions and investments of $23.2 million. The Company expects capital expenditures will remain relatively flat from 1998 to 1999. With the exception of the semi-annual interest payments on the convertible debt of $4.3 million per payment, the Company had no significant capital commitments in 1999.

     Financing activities in 1998 provided cash of $113.3 million, primarily due to proceeds from the issuance of common shares of $39.5 million upon exercise of stock options and for the Employee Stock Option Program and a $75.0 million equity investment from Fletcher International Limited ("Fletcher"). Fletcher paid $75 million to the Company in exchange for subscription to common shares, which will be purchased during the period August 1, 1999 through December 31, 2001. The number of common shares and the price per share will be based on future stock price movement and will be calculated when the shares are purchased. In no event may the exercise price exceed $16.00 per share, which results in the minimum issuance of approximately 5 million common shares. Subject to certain terms, the agreement also provides for an additional investment of up to $150 million in the Company over the next three years (again based on a formula based on the market price of the Company shares at or around the time of exercise). For nine months commencing October 1, 1999, the Company has the right to require Fletcher to purchase up to $75 million worth of additional common shares. To the extent that the Company has not fully exercised its right, Fletcher has the right to purchase any unexercised portion during the remaining term of the agreement. Also, for 27 months commencing October 1, 1999, Fletcher has the additional right to purchase another $75 million in common shares.

     The Company has a credit facility with ABN AMRO Bank in The Netherlands which allows the Company and its subsidiaries to borrow up to NLG 40 million (or $21.2 million, based on the exchange rate at December 31, 1998). There were no outstanding borrowings under the credit facility at December 31, 1998. As of December 31, 1998, one of the Company's subsidiaries has a $3 million line of credit with its local bank (reduced to $1 million in January 1999). ABN AMRO has guaranteed repayment on the line of credit to the local bank. Accordingly, the Company's ability to borrow on its NLG 40 million credit facility is reduced by the amount of the guarantee at December 31, 1998.

     Under the terms of the credit facility with ABN AMRO Bank, the Company, its Netherlands subsidiaries, and Baan USA, Inc. have pledged their accounts receivable as collateral for the credit facility. Furthermore, these entities may not transfer title to any of their assets outside the normal course of business without the express written consent of the bank. There are no financial covenants associated with this facility. See Note 5 of Notes to Consolidated Financial Statements. The Company is also working with a consortium of international banks to further increase its line of credit.

     As of December 31, 1998, the Company had outstanding long-term debt of $191.0 million, consisting of the Company's convertible subordinated notes due December 15, 2001. These notes bear interest at a rate of 4.5% per annum and are payable on December 15, 2001 to the extent not converted into common shares at the election of the holder prior to such maturity date. Interest under the notes amounts to $8.6 million per year, payable semi-annually, and there is no sinking fund requirement. The notes are convertible at the option of each holder at a conversion price of $22 per share. Accordingly, if the trading price of the Company's common shares at the maturity date exceeds such conversion price, the notes will generally be converted into common shares prior to repayment. If the price of the common shares does not, however, exceed the conversion price, the Company will be required to repay the notes using existing cash balances and other financing arrangements. There can be no assurances that the state of the financial markets or the condition of the Company's business at the time of any such repayment requirement will permit any such refinancing on reasonable terms.

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

YEAR 2000

     Background. Some computer hardware, software and other date-dependent equipment were designed with programming code in which calendar year data is abbreviated to only two digits (e.g., 1998 is abbreviated to 98). As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are commonly referred to as the "Year 2000 Problem."

     The Company believes that the demand for its products to date has been positively impacted by the increased corporate awareness of the Year 2000 Problem and the need to upgrade and/or replace legacy applications in order to accommodate the change in date to the year 2000. The Company's standard software offerings introduced since 1993 have been designed to be Year 2000 compliant (as defined in detail below). The Company and certain of its competitors have experienced a deceleration of the rate of growth in new license sales in recent periods, as compared to the growth rates experienced in the enterprise business management software marketplace in immediately preceding periods, as companies complete their preparation for the year 2000 or determine it may be too late to complete such preparations in advance of year 2000. The Company believes that this deceleration will continue for the foreseeable future.

     Customer Products. Since the introduction of its Triton 2.2(d) product in 1993, the Company has designed its standard Enterprise Resource Planning ("ERP") software to be Year 2000 compliant (i.e., with the capability of processing accurately inputted 4-digit year values so that it will be able to correctly recognize the Year 2000 and any inputted year, and that it will also be able to recognize the Year 2000 as a leap year). The Company believes that current versions of other standard products to which the Company has recently acquired ownership are also now Year 2000 compliant.

     The Company has made available on its Web site, at baan.com, complete information on the Year 2000 compliance of the Company's products, for the benefit of customers, potential customers, and other interested parties. It also provided a direct mailing to its current customer list expressly identifying for customers those Company products that are Year 2000 compliant and those that are not; that mailing also referred customers to the Company Web site for the most current information. However, management believes that it is not possible to determine with complete certainty that all Year 2000 problems affecting the Company's software products have been identified or corrected. This uncertainty is caused by a number of factors, including the complexity of these products, the fact that the Company's products operate on computer systems and networks from other vendors not under the Company's control, and the fact that the Company's products interact with software from other vendors not under the Company's control.

     The Company typically requires Year 2000 compliance warranties from third-party vendors whose products are sold in conjunction with or incorporated into the Company's software products. However, the Company has limited or no control over the actions of these third-party suppliers. Any failure of these third parties to comply with these Year 2000 warranties or to resolve Year 2000 problems with their products in a timely manner could have a material adverse effect on the Company's business, financial condition, and results of operation. In its mailing to customers, and on its Web site, the Company urges customers to perform a comprehensive Year 2000 audit of its internal IT systems that operate with the Company's products, and to contact third-party vendors to obtain Year 2000 assurances with respect to those products that interface with or are used in combination with the Company's products.

     The question of whether a software manufacturer is liable in any way to customers of its installed base who are operating earlier, non-Year 2000 compliant versions of its products has not yet been decided by any court, to the best of the Company's knowledge, although some such claims or related claims are pending. To date, the Company has not been the subject of a Year 2000 claim. To the extent that a customer may assert any such claim against the Company in the future, whether on some contract, tort or other theory, the Company believes it has strong defenses to any such claim (both in contract and on other grounds). However, it has been widely reported that a significant amount of "business interruption" litigation will arise out of Year 2000 compliance issues. It is uncertain whether, or to what extent, the Company may be affected by such litigation.

     Costs - Customer Products. The total cost to the Company of completing any required modifications, upgrades or enhancements to its software products to ensure they are Year 2000 compliant is virtually impossible to calculate; since the Company's standard software products are designed to be Year 2000 compliant, any "compliance costs" are in effect a part of normal, ongoing development costs.

     Internal Information Infrastructure. The Year 2000 Problem could affect computers, software, and other equipment used, operated, or maintained by the Company plus office and facilities equipment such as fax machines, photocopiers, telephone switches, security systems, elevators, and other office infrastructure. Accordingly, the Company has undertaken a review (which remains ongoing) of all internal computer programs and systems material to business operations, to ensure that the programs and systems will be Year 2000 compliant. Based on the review to date, the Company believes that its internal computer systems are or will be Year 2000 compliant in a timely manner. Certain of the Company's back office systems are operating with recent versions of the Company's standard ERP software (which software, as noted above, is designed to be Year 2000 compliant), thereby limiting to some extent the breadth of any Year 2000 compliance issues with respect to the Company's internal systems. The Company has also sent a query letter to certain of its significant vendors of internal information technology infrastructure seeking representations from such vendors that their products are Year 2000 compliant. To date the Company has received a limited number of responses to these query letters. Although the Company is not aware of any material operational issues or costs associated with preparing its internal systems for the Year 2000, there can be no assurance that the Company will not experience unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in its internal systems.

     Costs - Internal Information Infrastructure. The total cost to the Company of completing any required modifications, upgrades, or replacements of these internal systems is difficult to estimate. As noted above, the Company's assessment of its internal systems remains ongoing. Nonetheless, through December 31, 1998, the Company's best estimate was that it would cost the Company between $500,000 and $1,000,000 to upgrade its internal systems (both in terms of actual upgrade expenses and personnel costs). Through December 31, 1998, the Company has actually incurred and expensed approximately $200,000.

     Potential Consequences of Year 2000 Issues. The Company is attempting to identify and resolve all Year 2000 problems that could materially adversely affect its business operations. However, management believes that it is not possible to determine with complete certainty that all Year 2000 problems affecting the Company have been identified or corrected. The number of devices that could be affected and the interactions among these devices are simply too numerous. In addition, one cannot accurately predict how many Year 2000 problem-related failures will occur or the severity, duration, or financial consequences of these perhaps inevitable failures. As a result, management expects that the Company could suffer a significant number of operational inconveniences and inefficiencies for the Company and its clients that may divert management's time and attention and financial and human resources from its ordinary business activities. Additionally, the Company anticipates a lesser number of serious system failures that may require significant efforts by the Company or its clients to prevent or alleviate material business disruptions. In this regard, the Company has not yet formulated contingency plans to deal with any such unforeseen problems.

INTRODUCTION OF EURO

     Background. In January 1999, a new currency called the "Euro" was introduced in certain European Economic and Monetary Union ("EMU") countries. By June 30, 2002 at the latest, all participating EMU countries are expected to be operating with the Euro as their single currency. As a result, in less than one year, computer software used by many companies headquartered or maintaining a subsidiary in a participating EMU country is expected to be Euro-enabled, and in less than four years all companies headquartered or maintaining a subsidiary in a participating EMU country will need to be Euro-enabled. The transition to the Euro will involve changing budgetary, accounting and fiscal systems in companies and public administration, as well as the simultaneous handling of parallel currencies and conversion of legacy data.

     Customer Products. Current versions of the Company's standard ERP software products are designed to, or with currently available updates will, accommodate the implementation of the Euro in compliance with current legislation. In addition, the Company offers two "backported" versions, Triton 3.1b.7 and Baan IVb5, that will also support the implementation of the Euro. The Company's ERP product also provides for "multi-base currency conversion", which allows users to adopt the Euro in a phased approach alongside running existing home currency. The Company believes that current versions of other products to which the Company has recently acquired ownership are also now Euro compliant.

     The Company offers products from third-party vendors that contain Euro functionality and are sold in conjunction with or incorporated into the Company's software products. However, the Company has limited or no control over the actions of these third-party suppliers. Any failure of these third parties to comply with the Euro guidelines or to resolve Euro problems with their products in a timely manner could have a material adverse effect on the Company's business, financial condition, and results of operation.

     The Company has made available on its Web site, at baan.com, complete information on the Euro compliance of the Company's products for the benefit of customers, potential customers, and other interested parties. However, management believes that it is not possible to determine with complete certainty that all Euro problems affecting the Company's software products have been identified or corrected, due to the complexity of these products, the fact that the Company's products operate on computer systems and networks from other vendors not under the Company's control, and the fact that the Company's products interact with software from other vendors not under the Company's control.

     Internal Accounting and Invoicing Systems. The Company is not aware of any material operational issues or costs associated with preparing its own internal systems for the Euro. As noted above, certain of the Company's back office systems are operating with recent versions of the Company's ERP software, thereby limiting to some extent the breadth of any Euro compliance issues with respect to the Company's internal systems. The Company does utilize third-party vendor equipment and software products that may or may not be Euro compliant. Although the Company is currently taking steps to address the impact, if any, of Euro compliance for such third-party products, the failure of any critical components to operate properly in a Euro environment may have an adverse effect on the business or results of operations of the Company or require the Company to incur expenses to remedy such problems.


FORWARD-LOOKING STATEMENTS

     This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Form 20-F contain forward-looking statements that are based on current expectations, estimates and projections about the industries in which the Company operates, management's beliefs and assumptions made by management. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", variations of such words, and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performances and involve certain risks and uncertainties which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements in this Form 20-F report.

     A number of risks that could cause or contribute to such differences have been set forth above. Additional factors include but are not limited to those set forth under "Risk Factors" below. In addition, such statements could be affected by general industry and market conditions and growth rates, and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations.

                                  RISK FACTORS


     In addition to the other information contained and incorporated by reference in this Form 20-F, the following factors, which are not intended to be all inclusive, should be carefully considered in evaluating Baan and our business:


BAAN HAS A LIMITED INTERNATIONAL OPERATING HISTORY, AND HAS RECENTLY RESTRUCTURED OUR OPERATIONS.

     Baan has experienced substantial revenue growth in recent years, but our profitability has varied widely on a quarterly and annual basis. Baan experienced losses and limited profitability prior to 1996. In addition, notwithstanding revenue growth and profitability increases through 1996 and 1997, in 1998 Baan's license revenues declined significantly and we incurred a large loss from operations. If Baan is unable to stabilize and ultimately increase license revenues, Baan's business, operating results, and financial condition would be materially adversely affected. In the fourth quarter of 1998, Baan began an effort to streamline and restructure our operations in order to reduce operating costs. This effort resulted in Baan reducing our workforce by approximately 20% and restructuring our operations through the sales of certain operating units of Baan. To the extent that Baan's streamlining, restructuring and cost reductions efforts are not successful, Baan's operating results will be materially adversely affected.


INDUSTRY-WIDE CONDITIONS HAVE RESULTED IN REDUCED LICENSE REVENUES.

     Baan believes that the ERP software market is being negatively impacted by a number of generic issues including global economic difficulties and uncertainty; reductions in capital expenditures by large customers; increasing competition; and increased customer focus on addressing Year 2000 problems. These factors have, in turn, given rise to a number of market trends that have negatively impacted license revenues including:

-    longer sales cycles;

-    increased uncertainty of customers in making purchasing decisions;

- deferral or delay of IT projects and generally reduced expenditures for software;

- reallocation of reduced capital expenditures to fix Year 2000 problems of existing systems; and

-    increased price competition and price reductions for licensed software.

     These conditions and factors contributed to a decline in Baan's license revenues in 1998 from 1997. Baan expects these factors to continue to adversely affect our license revenues and that these trends will continue into 1999 until global economic conditions improve and Year 2000 problems are resolved. Because of the high degree of uncertainty these factors and trends have created in the marketplace, Baan is currently unable to predict whether our license revenues will stabilize at current levels, or when Baan will return to profitability.


BAAN IS SUBJECT TO VARIABILITY OF QUARTERLY OPERATING RESULTS.

     Baan's net revenues and operating results can vary, sometimes substantially, from quarter to quarter. Baan's revenues in general, and in particular our license revenues, are relatively difficult to forecast due to a number of reasons. These include:

- the relatively long sales cycles for Baan's products, which make it difficult to predict the timing of customer purchase decisions;

-    the size and timing of individual license transactions;

- the timing of the introduction of new products or product enhancements by Baan or our competitors, which can affect customer purchase decisions;

- the potential for delay or deferral of customer implementations of Baan's software, or changes in customer budgets;

-    seasonality of technology purchases and other general economic conditions.

     Baan's software products generally are shipped as orders are received. As a result, license revenues in any quarter are substantially dependent on orders booked and shipped in that quarter. Because Baan's operating expenses are based on anticipated revenue levels and because a high percentage of Baan's expenses are relatively fixed, a delay in the recognition of revenue from a limited number of license transactions could cause significant variations in operating results from quarter to quarter and could result in losses.

BAAN FACES INTENSE COMPETITION.

     The enterprise business application software market is highly competitive. The market is rapidly changing, and is significantly affected by new product introductions, geographical regional market growth, integration of supply chain networks, and issues related to policy such as the anticipated requirements of the European Monetary Unit and the Year 2000 date change. For a more complete discussion of the competitive pressures confronting Baan and a discussion of certain strengths of Baan's competitors, see Item 1 above entitled "Competition".

BAAN MUST ATTRACT AND RETAIN KEY EMPLOYEES.

     Baan is largely dependent on a limited number of members of our senior management and other key employees. Baan does not maintain key-man life insurance on any personnel. In addition, Baan believes that we must be able to attract and retain highly skilled technical, management, sales, and marketing personnel in order to continue to compete successfully. Competition for such personnel in the computer software industry is intense. Baan may not be able to attract and retain such personnel, and if we are not able to do so, this would have a material adverse effect on Baan's business.

BAAN HAS DEBT OBLIGATIONS UNDER OUTSTANDING CONVERTIBLE SUBORDINATED NOTES.

     In December 1996, Baan incurred $175 million of indebtedness through the sale of 4.5% convertible subordinated notes payable in the year 2001. That amount increased by an additional $25 million in January of 1997 (for a total of $200 million convertible notes) when an over-allotment option was exercised. As a result of this indebtedness, Baan has substantial principal and interest obligations. As of December 31, 1998, $190 million in convertible notes was outstanding. Baan's current debt obligations could make it much more difficult for Baan to obtain additional financing in the future, if such financing is needed for working capital, acquisitions or other purposes. This debt burden could also make Baan more vulnerable to industry downturns and competitive pressures. Further, Baan's working capital declined from $309.4 million at December 31, 1997 to $123.9 million at December 31, 1998. Baan's ability to meet our debt service obligations will be dependent upon Baan's future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

BAAN FACES RAPID TECHNOLOGICAL CHANGE AND MUST CONTINUE TO DEVELOP NEW PRODUCTS TO REMAIN COMPETITIVE.

     The market for Baan's software products is characterized by rapid technological advances, evolving industry standards in computer hardware and software technology, changes in customer requirements, and frequent new product introductions and enhancements. In order to remain competitive, Baan must continue to enhance our current product line and to develop and introduce new products that keep pace with technological developments, evolving market needs and increasingly sophisticated customer requirements. Baan believes it must continue to expand product functionality to meet customer needs across broader horizontal markets and in targeted vertical market segments. In addition, Baan must continue to anticipate and respond adequately to advances in RDBMS software, desktop computer operating systems such as Microsoft Windows and successor operating systems, and the highly dynamic and evolving world of e-commerce and use of the Internet. Baan may not be successful in developing and marketing, on a timely and cost-effective basis, fully functional product enhancements or new products that respond to technological advances by others, or in achieving market acceptance for new products.

     Baan has on occasion experienced delays in the scheduled introduction of new and enhanced products. In addition, software programs as complex as those offered by Baan may contain undetected errors or "bugs" when first introduced or as new versions are released. Despite our testing, these bugs sometimes are only discovered after a product has been installed and used by customers. Baan's most recent software releases and future software releases may contain software errors. Any such errors could impair the market acceptance of these products and adversely affect operating results. Problems encountered by customers installing and implementing new releases or with the performance of Baan's products could also have a material adverse effect on Baan's business and operating results. If Baan were to experience delays in the introduction of new and enhanced products, or if customers were to experience significant problems with the implementation and installation of new releases or were to be dissatisfied with product functionality or performance, it could materially adversely affect Baan's business and operating results.


BAAN FACES CHALLENGES CONCERNING THE INTEGRATION OF ACQUISITIONS.

     As part of our strategy to complement and expand our existing business and product offerings, Baan has acquired a number of companies. In September 1998 Baan acquired CAPS Logistics Inc. ("CAPS Logistics"), a supplier of logistics and transportation, planning and scheduling software; in May 1998 Baan acquired CODA Group plc ("CODA"), a provider of financial software; and in August 1997 Baan acquired Aurum Software, Inc. ("Aurum"), a provider of enterprise-wide sales-force automation software and distribution services. Baan may continue to pursue acquisitions of other companies with potentially complementary product lines, technologies and businesses.

     Acquisitions involve a number of risks and difficulties. They include:

- uncertainty as to market acceptance of the acquired technologies and products;

-    risks of expansion into new geographic markets and business areas;

- the diversion of management's attention created by the expansion of business breadth and integration challenges; and

- difficulties associated with the assimilation of the operations and personnel of acquired companies and the integration of acquired companies' business and financial reporting systems.

     Baan may not be able to successfully integrate the operations of acquired businesses. If any such acquisition were to be unsuccessful, Baan's results of operations could be materially adversely affected.


THERE ARE OBSTACLES IN MANAGING INTERNATIONAL OPERATIONS.

     Baan's products are currently marketed in the United States, Germany, The Netherlands, and over 80 other countries. Accordingly, Baan's operations are subject to the risks inherent in international business activities. These risks include:

- general economic conditions in each country (for example, we note the volatile market conditions affecting most of the Pacific Rim region and Latin America);

-    overlap of different tax structures and potential high tax levels;

-    the complexity of managing an organization spread over various countries;

-    unexpected changes in regulatory requirements;

- costs and delays associated with compliance with a variety of foreign laws and regulations; and

-    longer accounts receivable payment cycles in certain countries.

     Other risks associated with international operations include import and export licensing requirements, trade restrictions and changes in tariff and freight rates.


VANNENBURG VENTURES B.V. OWNS A SIGNIFICANT EQUITY INTEREST IN BAAN.

     Vanenburg Ventures B.V. ("VV") owned approximately 20% of Baan's outstanding Common Shares at April 9, 1999. Jan Baan and J.G. Paul Baan, by virtue of the control they exercise over the entities that own and control the shares of VV, effectively have the power to vote the Common Shares of Baan owned by VV. Messrs. Jan Baan and J.G. Paul Baan therefore may be deemed to have the effective power to significantly influence the outcome of matters submitted for shareholder action, including the appointment of members of Baan's Management and Supervisory Boards and the approval of any significant change in control transactions. This significant equity interest in Baan may make certain transactions more difficult absent the support of Jan Baan and J.G. Paul Baan, and may have the effect of delaying or preventing any proposed change in control of Baan.


VV CONTROLS APPROXIMATELY ONE-THIRD OF SALES FROM BAAN'S INDIRECT CHANNEL.

     Commencing in 1996, Baan began building an indirect channel as part of our strategy to penetrate the SME market. Approximately 15 of its approximately 230 VARs (value added resellers) are VV subsidiaries known as the "Vanenburg Business Systems" network (or "VBS"). As described in Item 13 below, VV has recently announced its intention to reorganize and/or sell certain of its assets due in part to pressure from lenders. Sales from VBS comprise approximately one-third of total sales in Baan's indirect channel. While down from approximately half of all indirect sales in 1996 and much of 1997, VBS remains a large percentage of Baan's indirect channel. Consequently, any sale of, or operating pressures on, VBS could have a material impact on Baan's indirect channel performance.


YEAR 2000 UNCERTAINTIES.

     Baan's ability to achieve Year 2000 compliance and the level of incremental costs associated therewith, could be adversely impacted by, among other things, our ability to identify all Year 2000 issues associated with Baan's products; third-party products sold by Baan or third-party products used in Baan's internal systems; the availability and cost of programming and testing resources; the ability and willingness of third-party vendors to modify proprietary software; the extent to which customers access Baan's Year 2000 Web site in order to assess the Year 2000 exposure associated with their Baan systems and their ability and willingness to take appropriate upgrade and corrective measures; and unanticipated problems that may be identified in Baan's ongoing compliance review.


BAAN'S SHARE PRICE HAS BEEN HIGHLY VOLATILE.

     The market price of Baan's Common Shares has experienced significant volatility. The price of Baan's Common Shares (split adjusted) has increased from $4.00 per share in Baan's initial public offering in May 1995 to $54.125 in April 1998, and has decreased to a trading price at April 30, 1999 of $9.375 per share. The market price of Baan's Common Shares may be significantly affected by a number of factors, including quarterly variations in operating results, changes in earnings estimates by market analysts, the announcement of new products by Baan or our competitors, and general market conditions. In addition, the stock prices for many companies in the technology and emerging growth sector have experienced wide fluctuations which have often been unrelated to the operating performance of such companies. Such fluctuations may adversely affect the market price of Baan's Common Shares.


ENFORCEABILITY OF UNITED STATES JUDGMENTS AGAINST NETHERLANDS CORPORATIONS, DIRECTORS AND OFFICERS ARE NOT DIRECTLY ENFORCEABLE IN THE NETHERLANDS.

     Judgments of United States courts, including judgments against Baan, our directors or our officers predicated on the civil liability provisions of the federal securities laws of the United States, are not directly enforceable in The Netherlands.


OTHER MATTERS RELATED TO DUTCH COMPANIES.

     As a Netherlands "naamloze vennootschap" (N.V.), Baan is subject to certain requirements not generally applicable to corporations organized in United States jurisdictions. Among other things, the issuance of shares by Baan must be submitted for resolution of the general meeting of shareholders, except to the extent such authority to issue shares has been delegated by the general meeting of shareholders to another corporate body. The issuance of shares by Baan is generally subject to shareholder preemptive rights, except to the extent that such preemptive rights have been excluded or limited by the general meeting of shareholders (subject to a qualified majority of two-thirds of the votes if less than 50% of the outstanding share capital is present or represented) or, in case the authority to issue shares has been delegated to another corporate body that has also been empowered by the general meeting of shareholders to exclude or limit such preemptive rights, by such corporate body. In this regard, the general meeting of shareholders has authorized the Management Board of Baan, upon approval by the Supervisory Board, to issue any authorized and unissued shares of Baan at any time up to and including April 30, 2000, and has authorized the Management Board, upon approval by the Supervisory Board, to exclude or limit shareholder preemptive rights with respect to any issuance of such shares up to and including such date. Such authorizations may be renewed by the general meeting of shareholders from time to time, or by Baan's Articles of Association pursuant to an amendment to that effect, for up to five years at a time. This authorization would also permit the issuance of shares in an acquisition, provided that shareholder approval is required in connection with a statutory merger (except that, in certain limited circumstances, the board of management of a surviving company may resolve to legally merge the company). Shareholders do not have preemptive rights with respect to shares which are issued against payment other than in cash, shares which are issued to employees of Baan or of a group company or shares which are issued to someone exercising a previously acquired right to subscribe for shares. In addition, certain major corporate decisions are subject to prior approval or advice by the Works Council established at Baan Development B.V. and Baan Nederland B.V., two Dutch subsidiaries of Baan.

     In April 1999, a new law became effective in The Netherlands that could significantly restrict a company's ability to grant stock options in or from The Netherlands. The new law also imposes certain additional disclosure obligations on Baan and certain of its employees in connection with their involvement in securities transactions in or from The Netherlands. Baan is currently discussing possible alternatives with the Dutch authorities. Depending on the outcome of those discussions, the new Dutch securities laws could have a material impact on Baan's competitiveness in terms of impairing our ability to recruit and retain directors and employees.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

     Foreign Exchange. The Company is subject to risks typical of a global business, including, but not limited to: differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange volatility.

     The Company's exposure to foreign exchange rate fluctuations arises mainly from intracompany transactions relating to financing activities, royalty charges and other cost allocations which flow through intracompany accounts with its subsidiaries. These intracompany accounts are typically denominated in the functional currency of the subsidiary in order to centralize the foreign exchange risk with the parent company in the Netherlands.

     The Company conducts a significant portion of its business in currencies other than the U.S. dollar (the currency in which its financial statements are stated), primarily the Euro. While the Company has historically recorded a majority of its expenses in Dutch guilders (and, since January 1999, is recording such expenses in Euros), especially research and development expenses, the Company realizes a large portion of its revenues in U.S. dollars in addition to guilders (now, Euros). As a result, fluctuation in the value of the Euro relative to the value of the U.S. dollar could adversely affect operating results. Foreign currency transaction gains and losses arising from normal business operations are credited to or charged against earnings in the period incurred. As a result, fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause foreign currency transaction gains and losses. The Company continues to evaluate its currency management policies. Notwithstanding the measures the Company has adopted, there are a number of currencies involved, currency exposures are constantly changing and currency exchange rates continue to have significant volatility. The Company may experience currency losses in the future, and the Company cannot predict the effect of exchange rate fluctuations upon future operating results.

     Interest Rates. The Company invests its surplus cash in a variety of financial instruments, consisting principally of bank time deposits and short-term marketable securities with maturities of less than one year. Cash balances held by subsidiaries are invested in short-term time deposits with the local operating banks.

     The Company accounts for its investment instruments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). All of the cash equivalent and short-term investments are treated as "available for sale" under SFAS 115.

     Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, the Company's future investment income may fall short of expectations due to changes in interest rates or the Company may suffer losses in principal if forced to sell securities which have seen a decline in market value due to changes in interest rates. The Company's investment securities are held for purposes other than trading and have maturities of less than one year.

ITEM 10.  DIRECTORS AND CORPORATE EXECUTIVE OFFICERS OF REGISTRANT

     The Managing Directors, corporate executive officers and Supervisory Directors of the Company, and their ages, are as follows:


                  NAME                 AGE                                 POSITION(S)
        -------------------------      ---          ----------------------------------------------------------------
        Tom C. Tinsley (1)              45          Managing Director, Chairman of
                                                    The Board of Managing Directors
        Mary Coleman                    44          Chief Executive Officer
        James F. Mooney                 44          Chief Financial Officer
        Laurens van der Tang            33          Executive Vice President, Research and Development
        N.M. (Klaas) Wagenaar           40          Executive Vice President, Operational and Strategic Initiatives
        Bob Lewis                       40          Executive Vice President, Global Field Operations
        Robert E. Goudie, Jr.           40          General Counsel and Secretary to the Board
        Gerrit J. van Munster           35          Senior Vice President, Human Resources
        Pierre J. Everaert (2)          59          Chairman Supervisory Board
        John W. Barter (2)              52          Supervisory Director
        Henk van den Breemen (3)        57          Supervisory Director
        William O. Grabe (3)            61          Supervisory Director
        David C. Hodgson (2)            42          Supervisory Director
        Joop P.M. Janssen (2)           56          Supervisory Director
        Koichi Nishimura                59          Supervisory Director
        J.C. (Hans) Wortmann            48          Supervisory Director

-----------------

(1) Tom Tinsley is currently the Chairman and sole member of the Management Board. On May 26, 1999, the Company announced that the following individuals would be nominated as members of the Management Board at the June 23, 1999 shareholders' meeting: Mary Coleman, Chairman; James Mooney, Executive Vice President, Chief Financial Officer; Laurens van der Tang, Executive Vice President, Research and Development; and Peter Aird, Executive Vice President, Global Support. As of June 1, 1999, Ms. Coleman succeeds Mr. Tinsley as Chief Executive Officer.

(2)  Member of the Supervisory Board Audit Committee.

(3)  Member of the Supervisory Board Nomination and Compensation Committee.


     Tom C. Tinsley joined the Company in November 1995 as Managing Director, President and Chief Operating Officer. His appointment as Managing Director was approved at the Annual General Meeting of Shareholders in April 1996. Mr. Tinsley became Chairman of the Board of Managing Directors in May 1998. Mr. Tinsley previously was a director of McKinsey & Co., a management consulting firm, where he had been employed for eighteen years and most recently headed the firm's global information technology practice. While with McKinsey & Co., Mr. Tinsley served key clients in the electronics and information technology sectors in the United States of America, Scandinavia and The Netherlands.

     Mary Coleman joined the Company as President and CEO of Aurum, Inc., a subsidiary of Baan Company, after Baan acquired Aurum in August 1997. In October 1998, Ms. Coleman was named President of Baan Company. Ms. Coleman joined Aurum with nearly 20 years of marketing experience in the high-tech industry, most recently from Radius, Inc., where she served as vice president of marketing. On June 1, 1999, Ms. Coleman was named Chief Executive Officer of the Company.

     James F. Mooney joined the Company in April 1999 as Chief Financial Officer. Prior to joining Baan, Mr. Mooney worked for International Business Machines Corporation (IBM), where he had been employed for nineteen years and most recently as Vice President and Chief Financial Officer, Americas.

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

     N.M. (Klaas) Wagenaar joined the Company in August 1997 as Senior Vice President Administration & Chief Financial Officer. In April 1998, Mr. Wagenaar also assumed the responsibility of Chief Operating Officer. In March 1999, he was appointed as Executive Vice President of Operational and Strategic Initiatives. In this role he serves as the link between the regional and country operations, and global functions. Mr. Wagenaar is also responsible for creating a more centralized corporate infrastructure and, in cooperation with the Management Board, he has the responsibility for identifying and driving key strategic partnerships and initiatives for the Company. Prior to joining the Company, Mr. Wagenaar was COO of Baan Investment B.V. Prior to that, Mr. Wagenaar was with Cap Gemini, an international IT consulting firm, and held a variety of operational and financial management positions, most recently as deputy general manager of Division Industry Benelux.

     Bob Lewis joined the Company in July 1996 as Vice President of Indirect Channels. In 1997, Mr. Lewis became President of Baan EMEA, responsible for the Company's operations across Europe, Middle East and Africa. In October 1998, Mr. Lewis was named Executive Vice President of Global Field Operations. Prior to joining Baan, Mr. Lewis had 15 years of experience in the information technology industry including a period as CEO of a systems integration firm and most recently as a General Manager for System Software Associates.

     Robert E. Goudie, Jr. joined the Company in April 1998 as Senior Vice President, General Counsel and Secretary to the Board. Mr. Goudie has global responsibility for all legal operations of the Company. Prior to joining the Company, Mr. Goudie was Vice President, Assistant General Counsel at Simon & Schuster, Inc. Prior to that, Mr. Goudie was in the Litigation Department and Intellectual Property Group at the law firm of Paul, Weiss, Rifkind, Wharton & Garrison, and he also clerked for two years on the Federal Court for the Southern District of New York.

     Gerrit J. van Munster joined the Company in May 1986 as a Project Manager and was promoted to Manager of Personnel and Organization in January 1990. In January 1994, Mr. van Munster became Human Resource Manager of the Company's operations in Europe. Mr. van Munster was promoted to Director, Human Resources in June 1994, Vice President, Human Resources in January 1996, and Senior Vice President, Human Resources in November 1998. Mr. van Munster is responsible for overseeing the Company's personnel resources. He holds a bachelor degree from the Higher Nautical School in Delfzijl.

     Pierre J. Everaert became a member of the Supervisory Board in March 1999 and was elected its Chairman one month later. He has 15 years of executive experience: at Goodyear; at General Biscuits S.A. (Paris, France), where he was Vice Chairman; Ahold USA Inc. as CEO; and Koninklijke Ahold N.V. (Zaandam, The Netherlands) as President and CEO. In 1992, Mr. Everaert joined the board of management of Philips Electronics N.V. in the Netherlands, and also served as Chairman of the Board of Philips North America Corporation. In 1996, he formed his own company, E C Consult B.V., which provides advice to companies on corporate governance, advanced marketing, and e-commerce. Mr. Everaert is also currently professor at the University of Gent, Belgium, is a director of Interbrew, Louvain, Belgium, and is a member of the board of several privately held companies.

     John W. Barter became a supervisory director of the Company in March 1999. Before his recent retirement from AlliedSignal, Mr. Barter served as Executive Vice President of AlliedSignal, Inc and President of AlliedSignal Automotive, and prior to that as Senior Vice President and CFO. Mr. Barter is a member of the board of directors of BMC Software, Inc., Louisiana-Pacific Corporation, Iomega Corporation, and Kestrel Solutions, Inc. and is chairman of the Board of Trustees of the Spring Hill College.

     General Henk van den Breemen (ret.) is the decorated former Chief of Defense Staff of the Dutch Armed Forces. Mr. Van den Breemen climbed the ranks from Lieutenant in the Marine Corps to his last position as Chief of the Defense Staff - the first General of the Marine Corps to assume that role. In his career Mr. van den Breemen has represented the Netherlands in international panels including NATO, WEU and CSCE and was able to transform the Dutch Armed Forces into one of the most advanced and well-equipped Armed Forces in the world, while carrying out significant down-sizing operations and supporting peace operations at the same time. He was elected to the Supervisory Board in March 1999.

     William O. Grabe became a Supervisory Director of the Company in May 1995 and served as Chairman of the Board of Supervisory Directors until April 1996. Mr. Grabe has been a Managing Member of General Atlantic Partners LLP or a general partner of its predecessor partnership since April 1992. From 1984 until March 1992, Mr. Grabe was a Corporate Vice President at IBM. Mr. Grabe is also a director of Gartner Group, Inc., a provider of information technology research and analysis; LHS Group Inc., a billing and customer care software for wireless communication providers; Compuware Corporation, a software and services company; TDS GmbH, an IT consulting and services company; and several other companies in the computer software and services industry, including companies in which General Atlantic Partners LLP or one of its affiliates is an investor.

     David C. Hodgson became a Supervisory Director of the Company in May 1995 and served as Chairman of the Supervisory Board during 1998. Mr. Hodgson has been a Managing Member of General Atlantic Partners LLP, or a general partner of its predecessor partnership, since its formation in 1989. Mr. Hodgson also serves as a director of Exact Holdings B.V., a provider of financial accounting software applications; ProBusiness Services, Inc., a provider of payroll processing and employee administrative services for large employers; and several other companies in the computer software and services industry, including companies in which General Atlantic Partners LLP or one of its affiliates is an investor.

     Joop P.M. Janssen was elected to the Supervisory Board in March 1999. His experience includes positions with KPMG Accountants, Lathouwers Beheer B.V., and ING Bank. He currently serves as chairman of the Board of Managing Directors of the AEX listed construction company, Heijmans N.V., where he is responsible for strategic planning, finance and control, and heads several divisions of Heijmans. Mr. Janssen is a supervisory board member of Lathouwers Beheer B.V. and several other privately held companies in the Netherlands. He also serves as a member of the Amsterdam Exchanges' (AEX) advisory body.

     Koichi Nishimura currently directs Solectron Corporation's worldwide operations as its Chairman of the Board, President, and CEO. He has led the company to twice win the prestigious Malcolm Baldrige National Quality Award. Dr. Nishimura joined Solectron after an extensive career at IBM Corporation. Dr. Nishimura is past chairman of the board of the Silicon Valley Manufacturing Group and continues to serve on the boards of Merix Corporation and the Sante Fe Institute. Dr. Nishimura is a senior member of the Institute of Electrical and Electronics

Engineers and the Society of Manufacturing Engineers. He was elected to the Supervisory Board in March 1999.

     J.C. (Hans) Wortmann became a Supervisory Director of the Company in May 1995. Since 1989, Mr. Wortmann has been a Professor at the School of Technology Management of the Technical University of Eindhoven in The Netherlands. He also provides consulting services to Baan Development B.V. in the area of overall product architecture.



ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate amount of cash compensation of all Managing Directors, Supervisory Directors and corporate executive officers of the Company as a group (16 persons) paid or accrued for services in all capabilities for the year ended December 31, 1998 was approximately $2.1 million.



ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     1993 Stock Plan. The 1993 Stock Plan was initially adopted by the Management Board and approved by the shareholders in December 1993, and subsequent amendments increased the aggregate number of shares reserved for issuance thereunder from 7,000,000 in 1993 to 40,000,000 in 1998. The 1993 Stock Plan will terminate in December 2003 unless terminated earlier by the Management Board upon the authority of the Supervisory Board. The 1993 Stock Plan provides for grants of options to employees and consultants (including officers and directors) of the Company and its affiliates. The 1993 Stock Plan may be administered by the Management Board or Supervisory Board of the Company, or both, or by a committee appointed by either or both such Boards in a manner that satisfies the legal requirements relating to the administration of stock plans under all applicable laws (the "Administrator"). The 1993 Stock Plan is currently administered by the Management Board of the Company.

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

     Options outstanding under the 1993 Stock Plan generally vest and become exercisable, assuming continued service as an employee or consultant, for non-Dutch employees at the rate of 20% of the shares subject to an option on the first anniversary of the commencement of vesting date and 1/60th of the shares each month thereafter, and for Dutch employees at a rate of 1/60th of the shares each month following the commencement of vesting date, such that in each case all shares under an option vest in full five years from the commencement of the vesting date assuming continued service as an employee or consultant. Options outstanding under the 1993 Stock Plan generally have a term of five years.

     In the event of a merger of the Company with or into another corporation, all outstanding options may be assumed or equivalent options substituted by the successor corporation or its parent or subsidiary. In the absence of such assumption or substitution, to the extent not exercised, all options shall terminate as of the closing of the merger.

     As of December 31, 1998, the Company's directors and executive officers (16 persons) had outstanding options to purchase an aggregate of approximately 4,521,000 Common Shares. As of December 31, 1998, under both the 1995 Director Option Plan and the 1993 Stock Plan, options to purchase an aggregate 19,546,000 Common Shares were outstanding and 3,071,000 shares remained available for future grants. See Note 6 of Notes to Consolidated Financial Statements.

     Berclain Plan. As a result of the Company's acquisition of Berclain Group, Inc. ("Berclain") in May 1996, the Company assumed the outstanding options under The Berclain Stock Option Plan (the "Berclain Plan"). The Berclain Plan provided for grants of non-qualified stock options to employees and eligible participants of Berclain. The term of each option was not to exceed a period of five years from the grant date and each option generally vested over one year. At December 31, 1998, the Company had reserved 6,926 of its common shares for issuance under the Berclain Plan. No additional grants will be made under the Berclain Plan.

     Aurum Plans. As a result of the Company's acquisition of Aurum Software, Inc., the Company assumed the outstanding options under Aurum's Stock Option Plans (the "Aurum Plans"). The Aurum Plans provided for grants of incentive stock options and repurchaseable to employees and nonstatutory options to employees and consultants of Aurum. The terms of options granted under the Aurum Plans generally did not exceed ten years. Generally, options granted under the Aurum Plans vest over four years. The exercise price of incentive stock options granted under the Aurum Plans was at least equal to the fair market value of the shares on the date of grant. At December 31, 1998, the Company had reserved 1,567,952 of its common shares for issuance under the Aurum Plans. No additional grants will be made under the Aurum Plans.

     Beologic Plan. As a result of the Company's acquisition of Beologic A/S ("Beologic") in November 1997, the Company assumed the outstanding options under The Beologic Warrant Scheme (the "Beologic Plan"). The Beologic Plan provided for grants of non-qualified stock options to employees and eligible participants of Beologic. The term of each option was not to exceed a period of 32 months and 31 days from the grant date and each option generally vested over 2.6 years. At December 31, 1998, the Company had reserved 122,796 of its common shares for issuance under the Beologic Plan. No additional grants will be made under the Beologic Plan.

     Coda Plans. As a result of the Company's acquisition of CODA ("Coda") in May 1998, the Company assumed the outstanding options under Coda's three stock options plans: the Coda Worldwide Scheme, Coda Incorporated Scheme (U.S.), and Coda Executive Scheme (U.K.) (the "Coda Plans"). The Coda Plans provided for grants of incentive stock options to employees and non-qualified options to eligible participants of Coda. The term of each option was not to exceed a period of ten years from the grant date and each option generally vested over three years. At December 31, 1998, the Company had reserved 97,207 of its common shares for issuance under the Coda Plans. No additional grants will be made under the Coda Plans.

     1995 Director Option Plan. The Company has reserved an aggregate of 1,600,000 Common Shares for issuance under its 1995 Director Option Plan (the "Director Plan"). The Director Plan was adopted by the Managing Directors and approved by the shareholders of Baan Company N.V. in March 1995. The Director Plan (as amended) provides for automatic and nondiscretionary grants of nonstatutory stock options to Supervisory Directors of the Company in the following amounts: (i) an initial grant of 50,000 for Supervisory Directors and 65,000 for the Chairman, vesting at the rate of one-fourth of the total on the anniversary date of the grant (i.e., a four-year vesting schedule); and (ii) a subsequent grant equal to one-fourth of the initial grant for each year of service on the Supervisory Board, granted on the anniversary date of appointment and vesting four years thereafter. In all events, the exercise price of options granted to Supervisory Directors will be 100% of the fair market value of the Common Shares on the date of grant as measured by the closing trading price on NASDAQ for the day. In the event of any merger, sale of assets or other transaction involving a change in control of the Company, all options outstanding under the Director Plan will become exercisable in full, and the option will be assumed or an equivalent option substituted by the successor corporation or its parent or subsidiary. Options for a total of 558,500 shares have been granted as of March 31, 1999 under the Director Plan. The Director Plan will expire in the year 2005.

     1995 Employee Stock Purchase Plans. The Company has reserved an aggregate of 4,000,000 Common Shares for issuance under its 1995 Employee Stock Purchase Plan for U.S. Employees (the "U.S. ESPP") and 1995 Employee Stock Purchase Plan for non-U.S. Employees (the "Non-U.S. ESPP"). The U.S. ESPP and the Non-U.S. ESPP were adopted by the directors and approved by the shareholders in February 1995. The U.S. ESPP is intended to qualify under Section 423 of the Code and permits eligible U.S. employees of the Company to purchase Common Shares through payroll deductions of up to 10% of their compensation provided that no more than an aggregate of 800,000 shares may be issued in any offering period and no employee may purchase more than $25,000 worth of stock in any calendar year. The U.S. ESPP has been implemented with six-month offering periods, provided that the first such period commenced on May 19, 1995, the date of the Company's initial public offering, and ended on October 31, 1995. The price of Common Shares purchased under the U.S. ESPP will be 85% of the lower of the fair market value of the Common Shares on the first or last day of each offering period. The U.S. ESPP will expire in the year 2005.

     As of March 31, 1999, the Company has issued an aggregate of 2,185,750 Common Shares under the U.S. ESPP and the Non-U.S. ESPP and has 1,814,250 shares remaining for issuance under these plans.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     Jan Baan, formerly Chief Executive Officer and a Managing Director of the Company, and J.G. Paul Baan, formerly a Supervisory Director of the Company, and the Company's founders, effectively control a Netherlands limited liability company called Vanenburg Ventures B.V. ("VV," formerly Baan Investment B.V.). As of April 9, 1999, VV owns approximately 20% of the Company's outstanding Common Shares. All of the shares of VV are in turn held by a share administration foundation of which Messrs. Baan and Baan are directors, thereby providing them with effective voting control of VV's shares in the Company. The economic interest in VV's shares is held by the Oikonomos Foundation, a foundation the Baan brothers established under Netherlands law in 1994 to carry out charitable activities throughout the world.

     VV was created in 1994 as a venture capital company that invests in the form of corporations, joint ventures, or partnerships in various new technologies, educational programs, research projects and sales, consulting, and support activities principally in the ERP and other technology markets. As described further below, the Company has entered into various agreements with entities owned or controlled by VV and has recognized revenue and reimbursement of expenses from, and incurred costs for goods and services provided by, such related parties. The Company believes that all such transactions have been entered into in the ordinary course of business and have been on terms no less favorable than would have been obtained from unrelated third parties. During 1998, it has been Company policy to have all material agreements with VV approved by the independent directors of the Company's Supervisory Board, and information on all material VV relationships has also been provided to the Company's Audit Committee.

     As reported in the Company's Form 20-F for 1997, VV owned approximately 39% of the Company's outstanding shares as of April 1998. In October 1998, however, VV publicly disclosed that it had secured $500 million in loans to help fund certain of its operations and investments, with VV's shares in the Company serving as collateral on those loans. When the publicly traded share price in the Company's stock declined over the summer and into the fall of 1998, VV reported that its lenders began selling the VV collateral shares to pay down the VV debt obligations. As a consequence of these actions, VV's holdings of the Company's shares had declined to 20.12% as of April 9, 1999. VV also indicated that it would undertake a review of its operations/investments, with an eye toward reorganizing and/or selling certain of its assets.

     Revenues from VV during 1996, 1997 and 1998, were $14.5 million, $66.3 million and $50.6 million, respectively. As of December 31, 1997 and 1998, the outstanding balances with VV (reflected in amounts (due to) and due from related parties) consisted of the following (in thousands):



                                                      DECEMBER 31,
                                                  -------------------
                                                   1997        1998
                                                  -------     -------
          Baan Midmarket Solutions (BMS) ....     $19,396     $ 2,648
          Vanenburg Business Systems (VBS) ..       9,935       1,142
          Vanenburg Ventures ................       9,079      (1,463)
          Other .............................       4,355       3,970
                                                  -------     -------
                                                  $42,765     $ 6,297
                                                  =======     =======

     THE COMPANY'S INDIRECT CHANNEL. Since 1996, one of the principal relationships between VV and the Company has been VV's involvement as both a reseller and manager of the Company's indirect channel. As indicated above, the Company began building an indirect channel in 1996 as part of its strategy to penetrate the SME market (or so-called midmarket). Because the go-to-market strategy and demands of the midmarket differ significantly from those of the high-end ERP sector, the Company believed then (and continues to believe) that the midmarket could likely best be served through creation of an indirect channel. Commencing in 1996, therefore, the Company embarked on a strategy of signing resellers as part of this midmarket strategy.

     1. The BBS relationship. Consistent with its venture capital philosophy, and in an effort to participate in the indirect channel the Company was creating, VV and a third party in 1996 created a joint venture known as BBS Holding B.V. (now owned 100% by VV). That company in turn owns a series of approximately fifteen companies operating as resellers in the midmarket space. These companies were commonly referred to throughout 1996-1998 as the Baan Business Systems network, or "BBS." In April 1999, BBS changed its name to the Vanenburg Business Systems network, or "VBS."

     Commencing in 1996 and continuing through 1997, the Company entered into a reseller relationship with VBS. Prior to 1997, VBS, like each of the Company's resellers, paid a fee to the Company for licenses resold based on a percentage of the resale price. In 1997, when the Company amended its reseller license fee terms to provide for a straight per-seat license fee, VBS negotiated a volume discount fee structure reflecting the greater volume of its purchases (at that time VBS comprised greater than 50% of sales of the Company's products in the indirect channel; that number today is approximately 30% of channel sales) as well as its willingness to pay for the seats up front in cash in exchange for the lower rate. In all other respects, VBS's terms have been materially the same as those provided other resellers; it has not been given special payment, return, or exchange terms.

     The Company recognized revenues of approximately $4.5 million and $32.3 million from VBS during 1996 and 1997, respectively, from sales of licenses pursuant to the VBS reseller agreement. In addition, during 1996 and 1997, the Company assigned to VBS a number of customer contracts that the Company believed could best be served by VBS. In connection with assigning those contracts: (i) the Company assigned the related outstanding accounts receivable balances in the aggregate amount of $4.6 million and $0.3 million, respectively, and VBS paid for such outstanding receivables; and (ii) VBS paid the Company for these contracts $10.0 million, $18.0 million and $2.9 million in 1996, 1997 and 1998, respectively, representing the value of certain potential future license revenue forgone by the Company as a result of pricing differences between customary terms in direct sales versus indirect channel, third-party contracts. Finally, during 1997 the Company recognized $8.7 million from the VBS holding company for the non-recourse assignment of the remaining rights and obligations under a license agreement with an unrelated third-party. All revenue recognized from VBS is included in "License revenue from related parties" in the accompanying Consolidated Statements of Operations.

     The Company recorded no license revenues from VBS in 1998 because it and the Company's other resellers began buying directly from a newly formed company, Baan Midmarket Solutions B.V. ("BMS"), a joint venture between the Company and VV created in late 1997 as wholesaler and manager of the indirect channel.

     2. Creation of BMS. Over the course of 1997, the Company's indirect channel grew to approximately 110 resellers, including approximately 15 VBS companies. Given that growth, and the potential for future growth of the channel, the Company determined that a stronger infrastructure to manage and support the channel was needed. To provide that "backbone," the Company and VV entered into a joint venture agreement in the fourth quarter of 1997 under which BMS was created (85% owned by VV, 15% by the Company). As envisioned, BMS would act as the wholesaler to the indirect channel distributors and resellers, and would provide training, lead generation and sales support to further develop and sustain the channel. With the creation of BMS, the Company ceased to sell directly to VBS and its other resellers (with the exception of minor direct sales to independent third-party resellers in the first quarter of 1998 in the amount of $5.3 million, $1.3 million of which was recorded as deferred revenue).

     In connection with creating BMS in 1997, the Company entered into a software distribution agreement under which it: (i) provided BMS with distribution rights to the Company's products; and (ii) assigned a majority of the Company's existing VAR (value added reseller) agreements to BMS. In consideration for that assignment, BMS paid the Company $13 million, representing the value of certain potential future license revenues forgone by the Company as a result of pricing differences between customary terms in direct sales versus indirect channel, third-party contracts. In addition, the Company recognized revenues of approximately $3.0 million and $47.7 million during 1997 and 1998, respectively, from sales of licenses to BMS pursuant to the distribution agreement. All revenue recognized from BMS is included in "License revenue from related parties" in the accompanying Consolidated Statements of Operations.

     In addition, the Company outsourced to BMS certain of its (the Company's) employees and provided to BMS certain billing, collection, and other back office services pursuant to a separate services agreement. Under that agreement, BMS reimbursed the Company for the actual costs of the personnel assigned as well as other direct expenditures made by the Company on BMS's behalf. It also paid an additional 15% of these reimbursed costs as a surcharge for the administrative and back office services the Company provided. That amount was approximately $7.5 million in 1998. Such amounts are recognized as a reduction in "General and administrative expenses" in the accompanying Consolidated Statements of Operations.

     The Company's distribution agreement with BMS at no time permitted stock balancing, returns, or exchanges (since there were no extended payment or return provisions in that contract), and there has never been any stock balancing, returns, or exchanges from BMS to the Company. The Company likewise is not aware that BMS had any such arrangements with any of the VARs or distributors it managed. In January 1999, BMS sold its remaining stock of inventory at a discount to an independent third-party distributor. In connection with the Company's purchase of BMS's core assets in January 1999 (described in detail below), the Company paid VV $2 million on execution of that purchase agreement, representing approximately one-half the discount negotiated by the independent third-party purchaser of BMS's inventory.

     Prior to 1998, with the indirect channel still ramping up and providing modest contribution to the Company's overall revenue generation, the Company recognized revenue on a sell-in model into the channel. Consistent with industry practice, the Company adopted the sell-in model of placing inventory in the channel to ensure the VARs were investing in the business plan to resell the Company's products.

     Over the course of 1998, however, BMS better than doubled the number of channel partners selling the Company's products into the midmarket - ending 1998 with approximately 215 independent, third-party VARs and approximately 15 VBS resellers. With a related party acting as the sole distributor for indirect sales, and with indirect sales in early 1998 showing the potential to grow significantly as a percentage of the Company's total sales, the Company announced in the second quarter of 1998 that it would change to the sell-through model for channel revenue recognition. With this change, sales to BMS were made based on BMS's reports of the VAR's sell-through to end-users.

     With the exception of the limited sales the Company made directly to resellers in the first quarter of 1998, all of the 230 or so VARs bought licenses from BMS. As a result, virtually all of the Company's indirect channel revenue in 1998 was reported under the "License revenue from related parties"
item in the accompanying Consolidated Statement of Operations. During the course of 1998, sales to BMS, recognized by the Company as related party revenue, were $15.3 million in the first quarter, $32.6 million in the second quarter, and $23.2 million in the third quarter. With respect to the fourth quarter of that year, BMS advised the Company that $17 million in licenses had been sold through to end-users during that quarter. As described in the next subsection, however, the Company did not sell new licenses to BMS in the fourth quarter as part of a strategy to address inventory levels in the channel in light of declining ERP demand.

     3. Channel inventory. BMS's records provided to the Company indicate there was approximately $56 million in total inventory in the indirect channel at the start of 1998. The Company reported in its 1997 Form 20-F that, based on estimates BMS confirmed, the Company understood that $11 million of this total channel inventory was with related parties ($3 million with BMS, and approximately $8 million with VBS). Subsequent review of VBS's records in late 1998 indicate that apparently approximately $23 million of the $56 million in total channel inventory at the start of 1998 was actually in related party hands (the $12 million difference being attributable to additional inventory that apparently was with VBS at the commencement of 1998). Thus, according to VBS's and BMS's records, the Company began 1998 with $56 million in total channel inventory, of which $23 million was with related parties and the remainder was with independent, third-party VARs.

     The BMS records also reflect that total channel inventory did not increase during 1998; inventory as of September 30, 1998 was at the same $56 million total. The mix of related party and third-party inventory levels did change, however, consistent with BMS's role as channel manager. At the end of the third quarter of 1998, total BMS inventory had increased to $40 million of the $56 million total, as channel inventory was aggregated over the year within BMS. According to BMS's figures, BMS inventory levels were approximately $13 million at end of the first quarter of 1998; $30 million at end of the second quarter; and $40 million at end of the third quarter. Again, total inventory in the channel had not grown during this time, meaning that third-party inventory levels had been reduced to approximately $16 million over the course of the year.

     The Company entered 1998 in what appeared to be an expanding ERP market. Based on a review of the public filings and analyst estimates of 20 leading enterprise application vendors, the data suggests that license revenues for these companies grew overall 58% in 1997. That growth rate continued strong at 47% in the first quarter of 1998 (year over year), and softened some to 35% in the second quarter; but in the third quarter the license revenue growth rate for these companies had declined to 20%, and it dropped even further to just 4% in the fourth quarter.

     As it became clear following the third quarter of 1998 that license revenue growth rates industry-wide were declining, and in connection with the Company's determination to undertake a comprehensive reorganization plan in the fourth quarter, the Company acted to address the issue of indirect channel inventory. To eliminate the approximate $56 million in indirect channel inventory existing at the end of the third quarter: (i) approximately $17 million in inventory was sold by the Company's indirect channel to end-users during the fourth quarter, thus reducing the inventory number by that amount; and (ii) as to the remaining channel inventory of approximately $39 million, the Company reversed that amount from fourth quarter revenue and recorded it as deferred revenue in the quarter. The Company undertook this latter reversal even though product had been delivered, approximately $34 million for such licenses had been paid, and there were no cancellation or return provisions. The practical effect of these actions was to eliminate inventory from the channel, since remaining levels that were now recorded as deferred revenue will only be recognized as revenue as it is sold through to end-users.

     The $23 million in BMS inventory that existed at the end of the fourth quarter (which comprised all remaining related party inventory) was purchased at a discount by an independent third-party distributor pursuant to an agreement between it and BMS in January 1999. As a result of that transaction, there was no related party channel inventory as of January 1999. All channel inventory (approximately $39 million) is in the hands of independent distributors and VARs, and the Company will recognize revenue from the sale of such inventory only as it is sold to end-users.

     4. The Company's acquisition of core BMS assets. In connection with its October 1998 announcement that VV's lenders were selling the Company shares VV owned and had pledged as collateral to pay down VV's debt obligations, VV also announced that it would reorganize its business, and potentially liquidate or substantially restructure certain of its assets.

     One of the assets immediately and significantly put at risk by these events was the BMS joint venture with the Company. Given the importance of the indirect channel to the Company's strategy going forward, the Company decided to purchase the core BMS assets. In January 1999, the Company entered into an agreement with VV pursuant to which the Company purchased (or was assigned) all VAR agreements that had previously been assigned to BMS and/or that BMS had entered into since its creation. Approximately 130 BMS employees also transferred to the Company as part of the transaction.

     The purchase price is comprised of the following: (i) $2 million paid in cash upon execution, representing one-half the total discount negotiated by the third-party distributor that purchased the BMS inventory existing at the end of 1998; and (ii) a three-year, 15% royalty on the Company's net revenues from its indirect channel that includes a minimum payment and maximum potential earn out. The minimum guaranteed payment is approximately $41 million. To the extent this minimum is not earned in full via the royalty the Company would be obligated to pay VV the difference between the earned amounts and the minimum guaranty. The maximum potential earn out is the guaranteed minimum payment plus up to an additional $44 million.

     The surviving entity of what had been BMS is now owned 100% by VV. The principal remaining assets of that entity are outstanding accounts receivables; it is expected the surviving entity will be liquidated once those accounts receivables are collected. The Company was advised on the transaction by outside U.S. and Dutch legal counsel. Credit Suisse First Boston issued a fairness opinion as to the fairness from a financial point of view to the Company of the consideration being paid for BMS.

     As a result of this transaction, management of the Company's approximately 230 channel partners is now under the Company's direct control. Included in that number are the approximately 15 VBS resellers, but the current VBS agreement (assumed by the Company as part of the acquisition) requires VBS to purchase licenses of the Company's products for resale from an independent third-party distributor. The net result is that, commencing in the first quarter of 1999, it is the Company's intention that it will no longer have related party license software revenue associated with the indirect channel.

     In addition, as part of the BMS agreement, VV has agreed to eliminate the "Baan" name from any and all of its operations, and VV has recognized the Company's ownership of all right, title, and interest in and to the "Baan" name for commercial purposes. Any use of the "Baan" name by VV going forward must be based on written agreement with the Company; but it is the intention of the Company, except in isolated cases to aid in a particular VV entity's transition to another name, that it will not grant permission to such use by VV.

     OTHER COMPANY-VV RELATIONSHIPS DURING 1998. During early 1998, the Company sold to or acquired from VV (or VV-related entities) the following assets/entities:

- Pursuant to a decision to eliminate its two remaining joint investments with VV (other than BMS), the Company sold its minority interests in two software companies (Top Tier and B.A. Intelligence Networks, in which VV also had an interest) to VV for approximately $9.7 million. The proceeds approximated the Company's carrying value in such investments; therefore, the Company did not realize a gain or loss on these transactions;

- Having concluded that certain of its Latin American subsidiaries were operating in countries in which the midmarket presented the most attractive market opportunity, and thus should more appropriately be part of the Company's indirect channel, the Company sold those subsidiaries to VV for approximately $5.2 million. The Company recognized a loss of approximately $7.2 million from the sale of such subsidiaries. Such loss is included in "Loss on disposals of assets" in the accompanying Consolidated Statements of Operations; and

- The Company also acquired ownership in certain work flow engine technology from LEY GmBH ("LEY"), a company in which VV had a 58% equity interest at that time. The Company paid $5.5 million to acquire this technology, based on an independent valuation, which is recorded in "Software development costs" on the accompanying Balance Sheet. The agreement also provides LEY with the right to sell the product on a stand-alone, royalty basis (the Company has need to sell this engine only as a bundled product). LEY did not have stand-alone sales in 1998 according to its reports to the Company, so no royalties were recorded.

         During 1997 and 1998, the Company also charged VV the following amounts for certain IT and marketing services:

- $5.0 million and $16.5 million, respectively, pursuant to an IT services agreement between the parties under which the Company provides VV use of the Company's IT and telephony infrastructure. Pricing was based on third-party information the Company obtained concerning outsource rates charged for similar arrangements by third parties. VV has indicated it expects that at some point during 1999 it will no longer require these services and this agreement will be terminated; and

- $3.6 million and $5.3 million, respectively, for marketing costs (including without limitation for its use of the "Baan" name). Due to VV's election in late 1998 to close or sell a substantial number of its investments, and its agreement to cease use of the "Baan" name (described above), the Company will not be charging VV any such marketing costs in 1999.

         Such amounts have been reflected as reductions in operating expenses in the accompanying Consolidated Statements of Operations.

     During 1998, the Company entered into OEM agreements with certain software companies owned or controlled by VV. The Company recognized royalties and development expenses in connection with such agreements during 1998 of approximately $1.4 million and $2.5 million, respectively. Such royalties and development expenses are included in "Cost of license revenue" and "Research and development expense," respectively, in the accompanying Consolidated Statements of Operations.

     In addition, the Company has entered into several agreements with VV entities under which the Company paid VV certain product, services, or lease fees during 1997 and 1998. These agreements include royalty agreements under which the Company is authorized to resell instructional or other materials created by certain companies owned or controlled by VV; subcontracting agreements whereby the Company retains the services of certain VV entities to assist in fulfilling customer commitments; and lease agreements for certain of the Company's Netherlands facilities that are properties owned by VV entities. The total costs and expenses incurred by the Company in 1997 and 1998 associated to these agreements were not material.

     VV has indicated that it intends to continue the process of closing or selling certain of its investments. Certain of the assets VV is prepared to sell may fit within the Company's strategy going forward and may add value to its product offerings or ability to better serve its customers. The Company will evaluate any such opportunities with the advice and approval of its independent directors and independent valuations as appropriate.

                                     PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

         Not applicable.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

         Not applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

         Not applicable.

                                     PART IV

ITEM 17.  FINANCIAL STATEMENTS

         Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

         See pages 61-92 incorporated herein by reference.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

(a) FINANCIAL STATEMENTS


                                                                                PAGE
                                                                                ----
          Audited Annual Financial Statements:
            Report of PricewaterhouseCoopers N.V.,
                Independent Accountants.....................................     61
            Report of Moret Ernst & Young Accountants, Independent
                Auditors ...................................................     62
            Consolidated Balance Sheets ....................................     63
            Consolidated Statements of Operations ..........................     64
            Consolidated Statements of Comprehensive Income (Loss) .........     65
            Consolidated Statements of Shareholders' Equity ................     66
            Consolidated Statements of Cash Flows ..........................     67
            Notes to Consolidated Financial Statements .....................     68

(b) EXHIBITS

1.1 English translation of Articles of Association of the Company lodged with the Chamber of Commerce and Industry for Arnhem, The Netherlands*

2.1 Indenture, dated as of December 15, 1996, between the Company and Marine Midland Bank, as Trustee, relating to the 4.5% Convertible
        Subordinated Notes***

2.2     Form of Notes included in Exhibit 2.1.***

2.3     Agreement and Plan of Reorganization, dated as of May 13, 1997, among
        Baan Company N.V., Green Software Acquisition Corporation and Aurum
        Software, Inc. ****

2.4     Share Rights Agreement, dated December 31, 1998, between Baan Company
        N.V. and Fletcher International Limited

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

3.9     Agreement dated as of August 3, 1994 between the Company and Boeing*+

3.13    Agreement dated May 15, 1995 between the Company and Baan Deutschland
        GmbH regarding the Company's acquisition of Baan Deutschland GmbH*

3.14    Employment Agreement between the Company and Tom Tinsley**

3.19 Employment Agreement dated as of September 29, 1994 between the Company and Amal Johnson*

3.20    Recommended Offer by Goldman Sachs International on behalf of Baan
        Company N.V. for The CODA Group plc. dated March 13, 1998.

3.21    Agreement and Plan of Reorganization, Escrow Agreement, and Shareholder
        Agreement, each dated as of September 23, 1998 regarding acquisition of CAPS Logistics, Inc.

3.22    Baan Midmarket Solutions B.V. Share Purchase and Asset Purchase
        Agreements among Baan Company N.V., Vanenburg Ventures B.V. and Baan
        Midmarket Solutions B.V. dated January 20, 1999.

A.1     Subsidiaries of the Company

A.2     Consent of PricewaterhouseCoopers N.V., Independent Accountants

A.3     Consent of Ernst & Young Accountants, Independent Auditors

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

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Shareholders
Baan Company N.V.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Baan Company N.V. and subsidiaries (the "Company") at December 31, 1998, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.


                                            PricewaterhouseCoopers N.V.


Amsterdam, The Netherlands
March 1, 1999

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Shareholders
Baan Company N.V.

We have audited the accompanying consolidated balance sheet of Baan Company N.V. and subsidiaries as of December 31, 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baan Company N.V. and subsidiaries at December 31, 1997, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1997 in conformity with accounting principles generally accepted in the United States.


                                         MORET ERNST & YOUNG ACCOUNTANTS

Utrecht, The Netherlands
May 4, 1998

                                BAAN COMPANY N.V.

                           CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)



                                                                    DECEMBER 31,
                                                              ------------------------
                                                                1997           1998
                                                              ---------      ---------
ASSETS
Current assets:
  Cash and cash equivalents .............................     $ 111,417      $ 205,751
  Marketable securities .................................       104,847          1,080
  Accounts receivable, net of allowance for doubtful
     accounts of $15,054 in 1997 and $46,595 in 1998 ....       226,798        252,129
  Income tax receivables ................................            --         45,045
  Due from related parties (includes $16,500
     of trade accounts receivable for 1997) .............        42,765          6,297
  Other current assets ..................................        47,680         67,032
                                                              ---------      ---------
          Total current assets ..........................       533,507        577,334

Property and equipment, at cost .........................        91,143        129,267
Less accumulated depreciation and amortization ..........       (39,137)       (66,569)
                                                              ---------      ---------

Net property and equipment ..............................        52,006         62,698

Software development costs, net of accumulated
  amortization of $13,396 in 1997 and $22,620 in 1998 ...        49,424         78,319
Intangible assets, net of accumulated amortization of
  $19,840 in 1997 and $32,336 in 1998 ...................        41,085         52,644
Other non-current assets ................................        35,599         52,156
Deferred tax asset ......................................        10,788             --
                                                              ---------      ---------
          Total assets ..................................     $ 722,409      $ 823,151
                                                              =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings from banks and current
     portion of long-term Debt ..........................     $   1,730      $     523
  Accounts payable ......................................        59,729         74,508
  Accrued liabilities ...................................        63,823        162,771
  Payroll taxes payable .................................        10,641         16,758
  Income taxes payable ..................................        52,468         43,441
  Other current liabilities .............................         5,803          7,529
  Deferred revenue ......................................        29,872        147,933
                                                              ---------      ---------
          Total current liabilities .....................       224,066        453,463

Long-term debt ..........................................       200,718        191,013
Other long-term liabilities .............................         4,305          4,084
Long-term deferred revenue ..............................         2,855         17,831

Commitments and contingencies

Shareholders' equity:
  Common shares, par value - NLG 0.06 per share,
     700,000,000 shares authorized; 193,698,784
     and 204,886,317 issued and outstanding in
     1997 and 1998, respectively ........................         5,939          6,193
  Additional paid-in capital ............................       174,994        387,406
  Retained earnings (accumulated deficit) ...............       116,224       (235,261)
  Accumulated other comprehensive income ................        (6,692)        (1,578)
                                                              ---------      ---------
          Total shareholders' equity ....................       290,465        156,760
                                                              ---------      ---------
                                                              $ 722,409      $ 823,151
                                                              =========      =========


The accompanying notes are an integral part of these financial statements.

                                BAAN COMPANY N.V.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                              YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------
                                                       1996           1997            1998
                                                     ---------      ---------      ---------
Net revenues:
  License revenue ..............................     $ 226,135      $ 367,101      $ 285,778
  License revenue from related parties .........        14,532         66,325         50,600
                                                     ---------      ---------      ---------
     Total license revenue .....................       240,667        433,426        336,378
  Maintenance and service revenue ..............       174,875        246,170        399,271
                                                     ---------      ---------      ---------
     Total net revenues ........................       415,542        679,596        735,649

Cost of revenues:
  Cost of license revenue ......................        14,442         31,212         30,741
  Cost of maintenance and service revenue ......       143,746        189,871        302,063
                                                     ---------      ---------      ---------
     Total cost of revenues ....................       158,188        221,083        332,804
                                                     ---------      ---------      ---------
Gross profit ...................................       257,354        458,513        402,845
                                                     ---------      ---------      ---------

Operating and non-recurring expenses:
  Sales and marketing ..........................       102,191        171,572        272,497
  Research and development .....................        45,843         90,849        151,369
  General and administrative ...................        49,136         72,489        156,148
  Asset write-downs ............................            --          3,393         36,899
  Loss on disposal of assets ...................            --             --         58,030
  Restructuring and other non-recurring expenses            --          8,675         59,972
                                                     ---------      ---------      ---------
     Total operating and non-recurring expenses        197,170        346,978        734,915
                                                     ---------      ---------      ---------

Income (loss) from operations ..................        60,184        111,535       (332,070)

Interest income ................................         1,137         14,408          8,668
Interest expense ...............................        (1,889)       (12,338)       (11,750)
Other income (expense), net ....................           435            (95)           (40)
                                                     ---------      ---------      ---------
Income (loss) before income taxes ..............        59,867        113,510       (335,192)
Provision (benefit) for income taxes ...........        23,255         36,354        (20,000)
                                                     ---------      ---------      ---------
Net income (loss) ..............................     $  36,612      $  77,156      $(315,192)
                                                     =========      =========      =========

Net income (loss) per share
  Basic ........................................     $    0.20      $    0.40      $   (1.59)
  Diluted ......................................     $    0.19      $    0.37      $   (1.59)

Shares used in computing per share amounts
  Basic ........................................       179,512        190,842        198,519
  Diluted ......................................       196,496        206,071        198,519



The accompanying notes are an integral part of these financial statements.

                                BAAN COMPANY N.V.

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
                                 (IN THOUSANDS)



                                                YEAR ENDED DECEMBER 31,
                                        ---------------------------------------
                                           1996           1997           1998
                                        ---------      ---------      ---------
Net income (loss) .................     $  36,612      $  77,156      $(315,192)
Other comprehensive income (loss):
    Currency translation adjustment        (3,993)        (5,956)         5,114
                                        ---------      ---------      ---------
Comprehensive income (loss) .......     $  32,619      $  71,200      $(310,078)
                                        =========      =========      =========



The accompanying notes are an integral part of the financial statements.

                                BAAN COMPANY N.V.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)



                                                                                     RETAINED      ACCUMULATED
                                                                     ADDITIONAL      EARNINGS         OTHER           TOTAL
                                            COMMON SHARES              PAID-IN     (ACCUMULATED   COMPREHENSIVE    SHAREHOLDERS'
                                        SHARES          AMOUNT         CAPITAL       DEFICIT)         INCOME          EQUITY
                                      -----------    ------------   ------------   ------------   -------------    ------------
Balance at December 31, 1995 .....    174,292,236    $      5,344   $     82,612   $      9,147    $      3,257    $    100,360
Issuance of common shares
  for business acquisitions ......      2,918,000              89             --           (548)             --            (459)
Issuance of common shares
  under stock purchase plan,
  and upon exercise of stock
  options including $797 tax
  benefit ........................      5,053,622             155         10,082             --              --          10,237
Reclass due to elimination of
  mandatory redemption provisions
  related to convertible preferred
  stock and conversion to common
  stock (Aurum) ..................      3,530,028             108         18,248             --              --          18,356
Issuance of common  shares
  pursuant to initial public
  offering (Aurum) ...............      2,062,626              63         41,840             --              --          41,903
Repurchase of common stock
  (Aurum) ........................        (38,966)             --             --             --              --              --
Currency translation adjustment ..             --              --             --             --          (3,993)         (3,993)
Net income .......................             --              --             --         36,612              --          36,612
                                     ------------    ------------   ------------   ------------    ------------    ------------
Balance at December 31, 1996 .....    187,817,546           5,759        152,782         45,211            (736)        203,016
Issuance of common shares
  for business acquisitions ......      1,300,198              40          4,044         (6,143)             --          (2,059)
Issuance of common shares
  Under stock purchase plan,
  and upon exercise of stock
  options ........................      4,581,040             140         18,168             --              --          18,308
Currency translation adjustment ..             --              --             --             --          (5,956)         (5,956)
Net income .......................             --              --             --         77,156              --          77,156
                                     ------------    ------------   ------------   ------------    ------------    ------------
Balance at December 31, 1997 .....    193,698,784           5,939        174,994        116,224          (6,692)        290,465
Issuance of common shares
  for business acquisitions ......      4,473,684             138         88,266        (36,293)             --          52,111
Issuance of common shares
  under stock purchase plan,
  and upon exercise of stock
  options ........................      6,300,813             103         39,363             --              --          39,466
Common shares subscribed, net of
   issuance costs ................             --              --         74,900             --              --          74,900
Conversion of convertible notes to
  common shares ..................        413,036              13          9,883             --              --           9,896
Currency translation adjustment ..             --              --             --             --           5,114           5,114
Net loss .........................             --              --             --       (315,192)             --        (315,192)
                                     ------------    ------------   ------------   ------------    ------------    ------------
Balance at December 31, 1998 .....    204,886,317    $      6,193   $    387,406   $   (235,261)   $     (1,578)   $    156,760
                                     ============    ============   ============   ============    ============    ============



The accompanying notes are an integral part of these financial statements.

                                BAAN COMPANY N.V.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                       YEAR ENDED DECEMBER 31,
                                                                                 ------------------------------------
                                                                                    1996         1997        1998
                                                                                 ---------    ---------    ---------
Operating activities:
Net income (loss) ............................................................   $  36,612    $  77,156    $(315,192)
  Adjustments to reconcile net income (loss) to net cash provided by
    (used in) operating activities:
    Depreciation and amortization ............................................      19,782       29,104       51,511
    Provision for doubtful accounts ..........................................       1,635       12,415       55,304
    Provision (benefit) for deferred income taxes ............................      (7,187)     (10,592)      10,788
    Asset write-downs ........................................................          --        3,393       36,899
    Loss on disposal of assets ...............................................          --           --       45,988
    Restructuring and other expenses .........................................          --           --       14,693
    Foreign currency transaction (gains) losses ..............................         170       (6,452)       3,648
    Changes in operating assets and liabilities, net of acquisitions:
      Accounts receivable ....................................................     (91,155)     (97,592)     (59,289)
      Due to/from related parties ............................................          --      (42,765)      36,817
      Other current assets ...................................................      (6,026)     (39,356)     (78,709)
      Accounts payable .......................................................      12,312       19,599      (12,408)
      Accrued liabilities ....................................................      14,367       42,727       49,685
      Payroll taxes payable ..................................................       2,899        5,125        1,533
      Income taxes payable ...................................................      14,023       33,909       (7,923)
      Other current liabilities ..............................................         746       (3,256)       2,198
      Deferred revenue .......................................................       1,923       17,924      123,465
                                                                                 ---------    ---------    ---------
Net cash provided by (used in) operating activities ..........................         101       41,339      (40,992)
                                                                                 ---------    ---------    ---------

Investing activities:
Property and equipment purchased .............................................     (23,856)     (42,457)     (38,674)
Property and equipment sold ..................................................       3,893        7,604        8,377
Increase in capitalized software development costs ...........................     (10,705)     (29,518)     (29,581)
Payment for acquisitions and investments, net of cash acquired ...............      (3,806)     (59,922)     (23,240)
Proceeds from sale of investments and subsidiaries ...........................          --           --       18,689
Purchases of marketable securities ...........................................     (14,286)    (539,233)    (209,451)
Proceeds from maturities of marketable securities ............................      33,982      438,253      313,218
Other ........................................................................       1,095       (2,231)     (11,856)
                                                                                 ---------    ---------    ---------
Net cash (used in) provided by  investing activities .........................     (13,683)    (227,504)      27,482
                                                                                 ---------    ---------    ---------

Financing activities:
Payments under short-term credit facilities ..................................      (3,249)        (742)        (917)
Payments of long-term borrowings .............................................        (414)      (1,108)        (266)
Issuance costs of convertible subordinated notes .............................      (4,375)        (875)          --
Proceeds from sale of accounts receivable ....................................      17,000       17,500           --
Proceeds from issuance of convertible subordinated notes .....................     175,000       25,000           --
Proceeds from issuance of mandatorily redeemable convertible preferred stock .         882           --           --
Proceeds from issuance and subscription of common shares .....................      51,147       18,002      114,466
                                                                                 ---------    ---------    ---------
Net cash provided by financing activities ....................................     235,991       57,777      113,283

Effect of foreign currency exchange rates on cash and cash equivalents .......        (383)       2,819       (5,439)
                                                                                 ---------    ---------    ---------
Increase (decrease) in cash and cash equivalents .............................     222,026     (125,569)      94,334
Cash and cash equivalents at beginning of year ...............................      14,960      236,986      111,417
                                                                                 ---------    ---------    ---------
Cash and cash equivalents at end of year .....................................   $ 236,986    $ 111,417    $ 205,751
                                                                                 =========    =========    =========

Supplemental disclosures of cash flow information:
Cash paid during the period for:
  Interest ...................................................................   $     657    $  10,924    $  11,732
  Taxes ......................................................................   $  12,869    $   6,561    $  17,204

Tax benefit related to issuance of common shares .............................   $     797    $      --    $      --
Conversion of convertible notes to common shares .............................   $      --    $      --    $   9,896
Issuance of common shares for business acquisitions ..........................   $     459    $   2,059    $  52,111



The accompanying notes are an integral part of these financial statements.

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

BUSINESS

     Baan Company N.V. (the "Company" or "Baan") is incorporated in The Netherlands. The Company provides enterprise business management software for an open systems, client/server computing environment. The Company's products address an organization's entire value chain, from front office functions (such as interaction with customers and sales) to the more traditional back-office operations (such as order management and inventory control) associated with Enterprise Resource Planning ("ERP"). The Company sells and supports its products through corporate headquarters in Barneveld, The Netherlands and Reston, Virginia, USA; Business Support Centers in three main locations located in The Netherlands, the United States and India; and direct and indirect distribution channels.

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

FOREIGN EXCHANGE

     Assets and liabilities of the Company's foreign subsidiaries are translated from their respective functional currencies to United States dollars at year-end exchange rates. Income and expense items are translated on a quarterly basis at the average rates of exchange prevailing during the quarter. The adjustment resulting from translating the financial statements of the Company's foreign subsidiaries is reflected as an accumulated translation adjustment in shareholders' equity. Also, included in shareholders' equity are the effects of exchange rate changes on intercompany transactions of a long-term nature. Foreign currency transaction gains and losses are included in sales and marketing expenses in the accompanying statements of operations.

DERIVATIVE FINANCIAL INSTRUMENTS

     Derivative financial instruments are used by the Company in the management of its foreign currency exposures. Realized and unrealized gains and losses on foreign currency forward contracts are marked to market and recognized in results of operations. Any realized and unrealized gains and losses on contracts used to hedge intracompany transactions of a long-term nature are included in the accumulated translation adjustment in shareholders' equity.

REVENUE RECOGNITION

     License revenue is derived from software licensing fees. Maintenance and service revenue is derived from maintenance support services, training and consulting. License and hardware revenue is recognized upon delivery if the Company has a signed agreement in place, the license fee is fixed and determinable, and collection of the resulting receivable is deemed probable. Sales to third party and related party indirect channel partners are recorded upon product shipment subject to the conditions noted above, and reported sales by such partners to end-users. Delivery is further defined in certain contracts as delivery of the product master or first copy for noncancelable product licensing arrangements under which the customer has certain software reproduction rights. Returns and allowances are estimated and provided for at the time of sale. Service revenue from customer maintenance fees for ongoing customer support and product updates is recognized ratably over the term of the maintenance period, which is typically twelve months. Payments for maintenance fees are generally made in advance and are nonrefundable. Service revenue from consulting and training is billed separately and is recognized as the services are performed. Revenues under software contracts requiring product customization or service contracts containing fixed-price arrangements are recorded under contract accounting on a percent-of-completion basis.

     In December 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-9 (SOP 98-9), "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions". SOP 98-9 is effective for all transactions entered into by the Company in fiscal year 2000. The adoption of this statement is not expected to have a material impact on the Company's operating results, financial position or cash flows.

SOFTWARE DEVELOPMENT COSTS

     Costs related to research, design and development of computer software are expensed as incurred. Certain software development costs related to completion of internally developed products are capitalized at the point that technological feasibility is established, normally at the completion of a detail program design. Capitalized amounts are reported at the lower of unamortized cost or net realizable value. These costs are amortized on a product-by-product basis. The annual amortization expense is the greater of the amount computed using the ratio of current revenue to the total anticipated revenue for the product or the straight line method over the estimated life of the product (generally three years), starting when the product is available for general release to customers. Estimated lives are revised when new projects or product enhancements which affect product lives are completed. The establishment of technological feasibility and the ongoing assessment of the recoverability of capitalized amounts require a significant amount of judgment by management in assessing such factors as future revenues, product lives and economic changes in the Company's marketplace. Amortization of software development costs was approximately $2,464,000, $5,947,000 and $14,828,000 for the years ended December 31, 1996,
1997 and 1998, respectively. Such amortization is included in cost of license revenue.

PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

     Property, equipment and intangible assets are stated at cost. Intangible assets consists primarily of goodwill and represents the excess of purchase price and related costs over the value assigned to the net tangible assets of businesses acquired.

     Depreciation and amortization of such assets is provided on the straight-line method over the following estimated useful lives:


            - Computer equipment .........................   3 - 5 years
            - Furniture and other ........................   5 - 7 years
            - Leasehold improvements .....................   lesser of lease term or estimated useful life
            - Goodwill ...................................   8 years
            - Customer lists .............................   5 years
            - Assembled workforce ........................   7 years

     Upon the disposition of assets, the costs and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the statements of operations.

PER SHARE INFORMATION

     Diluted net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of shares issuable upon the exercise of stock options (using the treasury stock method) and convertible securities when the effect is dilutive. The computation for net loss per share excludes any anti-dilutive common equivalent shares.

     The following table sets forth the computation of basic and diluted net income (loss) per share for the years ended December 31, (in thousands, except per share amounts):


                                                                               1996       1997        1998
                                                                             --------   --------   -----------
            Numerator:
              Net income (loss) ..........................................   $ 36,612   $ 77,156   $  (315,192)
                                                                             ========   ========   ===========

            Denominator:
                Denominator for basic income (loss) per share -
                  Weighted average shares ................................    179,512    190,842       198,519
                  Common equivalent shares ...............................     16,984     15,229            --
                                                                             --------   --------   -----------
                Denominator for diluted income (loss) per share -
                  Adjusted weighted average shares and assumed conversions
                                                                              196,496    206,071       198,519
                                                                             ========   ========   ===========

            Basic income (loss) per share ................................   $   0.20   $   0.40   $     (1.59)
            Diluted income (loss) per share ..............................   $   0.19   $   0.37   $     (1.59)

     At December 31, 1996, 1997 and 1998, 7,955,000, 9,091,000 and 8,641,000,
respectively, shares issuable upon conversion of the Company's convertible subordinated notes were excluded from the computation of diluted earnings per share because the effect was anti-dilutive. At December 31, 1998, 7,425,000 common equivalent shares were excluded from the computation of diluted earnings per share because the effect was anti-dilutive. See Note 6 to Notes to Consolidated Financial Statements.

COMPREHENSIVE INCOME

     The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") on December 31, 1998. Under SFAS 130, the Company is required to display comprehensive income and its components as part of the financial statements. Comprehensive income is comprised of net income (loss) and other comprehensive income, which includes certain changes in equity that are excluded from net income (loss).

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

LONG-LIVED ASSETS

     The Company accounts for long-lived assets under Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" which requires the Company to review for impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets, whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized.

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

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 is effective for fiscal years beginning after June 15, 1999 and cannot be applied retroactively. The Statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company is evaluating the impact of SFAS 133.


2  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):


                                                    DECEMBER 31,
                                               ---------------------
                                                 1997         1998
                                               --------     --------
            Computer equipment ...........     $ 60,445     $ 73,803
            Furniture and other ..........       23,561       43,392
            Leasehold improvements .......        7,137       12,072
                                               --------     --------
                                               $ 91,143     $129,267
                                               ========     ========

     Depreciation and amortization expense related to property and equipment was $11,038,000, $17,665,000 and $27,799,000 for the years ended December 31, 1996,
1997, and 1998, respectively.


3  INTANGIBLE ASSETS

     Intangible assets, net of accumulated amortization, consist of the following (in thousands):



                                                    GOODWILL       CUSTOMER LIST       WORK FORCE          TOTAL
                                                    --------       -------------       ----------         --------
            Book value at December, 31 1997         $ 25,213          $  9,226          $  6,646          $ 41,085

            Purchases and additions .......           42,999             3,249             7,065            53,313
            Disposals .....................          (17,988)           (6,732)           (7,331)          (32,051)
            Amortization ..................           (4,718)           (2,743)           (1,298)           (8,759)
            Foreign exchange difference ...             (575)              (77)             (292)             (944)
                                                    --------          --------          --------          --------
            Book value at December, 31 1998         $ 44,931          $  2,923          $  4,790          $ 52,644
                                                    ========          ========          ========          ========
            Total accumulated amortization          $ 15,504          $ 13,194          $  3,638          $ 32,336
                                                    ========          ========          ========          ========


     Amortization expense related to intangible assets was $6,125,000, $6,054,000, and $8,759,000 for the years ended December 31, 1996, 1997, and
1998, respectively.


4  MARKETABLE SECURITIES

     The following is a summary of available-for-sale debt and equity securities (in thousands):

                                                                     DECEMBER 31,
                                                              -------------------------
                                                                1997             1998
                                                              --------         --------
            Corporate notes .........................         $135,624         $     --
            US government agency notes ..............           20,951               --
            Other ...................................              337            1,080
                                                              --------         --------
                                                              $156,912         $  1,080
                                                              ========         ========

            Amounts included in cash equivalents ....         $ 52,065         $     --
            Amounts included in marketable securities          104,847            1,080
                                                              --------         --------
                                                              $156,912         $  1,080
                                                              ========         ========

     All securities held as of December 31, 1998 are due within one year. As of December 31, 1997 and 1998, all securities were designated as available for sale. Accordingly, these securities are carried at fair value. Since the difference between the cost and fair values at such dates was immaterial, no adjustments have been made to the historical carrying value of the investments and no unrealized gains or losses have been recorded as a separate component of shareholders' equity. The cost of securities sold is based on specific identification.


5  BORROWING ARRANGEMENTS

CREDIT AGREEMENTS

     The Company has a credit facility with a Dutch bank which allows the Company to borrow up to NLG 40,000,000 ($21,208,800 based on the exchange rate at December 31, 1998). Interest on borrowings under the credit facility accrues at the Dutch Central Bank's promissory note discount rate plus 1.5% (a total of 4.75% at December 31, 1998) with a minimum interest rate of 4% and is payable quarterly. There were no outstanding borrowings under the credit facility at December 31, 1997 and 1998.

     The Company, its Netherlands subsidiaries, and Baan USA, Inc. have pledged their accounts receivable as collateral for the credit facility. Furthermore, these entities may not transfer title to any of their assets outside the normal course of business without the express written consent of the bank.

     As of December 31, 1998, one of the Company's subsidiaries has a $3 million line of credit with its local bank (reduced to $1 million in January 1999). The Dutch Bank has guaranteed repayment on the line of credit to the local bank. Accordingly, the Company's ability to borrow on its NLG 40 million credit facility is reduced by the amount of the guarantee. At December 31, 1998, the local subsidiary had borrowings of $101,000 on its line of credit.

     Certain of the Company's subsidiaries have agreements with their credit institutions which allow them to carry deficit balances in their demand deposit accounts. Borrowings under such agreements amounted to $877,000 and $20,000 at December 31, 1997 and 1998, respectively.

     The weighted average interest rates on the short-term borrowings were 11.33% and 6.87% as of December 31, 1997 and 1998, respectively.

LONG-TERM DEBT

     The Company's long-term debt obligations consist of the following (in thousands):

                                                                      DECEMBER 31,
                                                               -------------------------
                                                                 1997             1998
                                                               --------         --------
            Convertible subordinated notes, 4.50%, due
            December 15, 2001 ........................         $200,000         $190,103
            Other ....................................            1,571            1,312
                                                               --------         --------
                                                                201,571          191,415
            Less current portion .....................              853              402
                                                               --------         --------
                                                               $200,718         $191,013
                                                               ========         ========

     In December 1996, the Company issued $175,000,000 of 4.5% unsecured convertible subordinated notes ("Notes") pursuant to an indenture dated as of December 15, 1996 ("Indenture"). The Notes are convertible into the Company's common shares at any time after the 90th day following the last original issue date of the Notes at a conversion price of $22.00 per share. The Notes are redeemable by the Company under certain conditions after December 16, 1998 and at any time after December 16, 1999. Until the Notes are converted or redeemed, the Company will pay interest semi-annually, commencing June 15, 1997. In January 1997, the Company issued another $25,000,000 of Notes under the same terms and conditions. The Notes are subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the Indenture) of the Company. As of December 31, 1998, $9.9 million of notes had been converted to common shares.

     Costs of $5,000,000 incurred in connection with issuing the Notes have been capitalized and are being amortized on a straight-line basis to interest expense over the term of the Notes. A total of $875,000 and $1,000,000 were amortized in the years ended December 31, 1997 and 1998, respectively. Remaining unamortized costs are included in Other non-current assets in the accompanying Consolidated Balance Sheets.

     The aggregate amount of maturities subsequent to December 31, 1998 for all long-term debt based on the exchange rates at December 31, 1998 are as follows (in thousands):


            1999 ........................................    $    402
            2000 ........................................         778
            2001 ........................................     190,235
                                                             --------
                                                             $191,415
                                                             ========


6  SHAREHOLDERS' EQUITY

COMMON SHARES

     The Company is able to declare or pay dividends in any currency or multiple currencies as deemed appropriate by management, although the Company has no present intent to declare any dividend. Each holder of common shares is entitled to one vote per share on all matters presented to a vote of the Company's shareholders.

     In December 1998, the Company received a $75 million equity investment from Fletcher International Limited ("Fletcher"). Fletcher paid $75 million to the Company in exchange for subscription to common shares, which will be purchased during the period August 1, 1999 through December 31, 2001. The number of common shares and the price per share will be based on future stock price movement and will be calculated when the shares are purchased. In no event may the exercise price exceed $16.00 per share, which results in the minimum issuance of approximately 5 million common shares. Subject to certain terms, the agreement also provides for an additional investment of up to $150 million in the Company over the next three years (again based on a formula based on the market price of the Company shares at or around the time of exercise). For nine months commencing October 1, 1999, the Company has the right to require Fletcher to purchase up to $75 million worth of additional common shares. To the extent that the Company has not fully exercised its right, Fletcher has the right to purchase any unexercised portion during the remaining term of the agreement. Also, for 27 months commencing October 1, 1999, Fletcher has the additional right to purchase another $75 million in common shares.

COMPANY STOCK PLAN

     In December 1993, shareholders approved the 1993 Stock Plan (the "Company Plan"). Through this Plan and subsequent amendments, the Company has reserved a total of 40,000,000 common shares for grant thereunder to eligible participants. The shares may be authorized but unissued, or reacquired common stock. The number of common shares covered under the Plan shall be proportionately adjusted for any increase or decrease in the number of shares issued for which the Company receives no consideration. As of December 31, 1997 and 1998, 2,222,000 and 3,071,000 common shares, respectively, remain available for grant.

     Should granted options expire or become unexercisable for any reason, the unpurchased shares which were subject thereto shall become available for future grant under the Plan. The term of each option shall not exceed a period of five years from the grant date and each option generally vests over five years. The Plan expires in 2003. The exercise price is determined by the Plan's administrator.

ASSUMED STOCK PLANS

     As a result of the Company's acquisition of Berclain Group, Inc. ("Berclain") in May 1996, the Company assumed the outstanding options under The Berclain Stock Option Plan (the "Berclain Plan"). The Berclain Plan provided for grants of non-qualified stock options to employees and eligible participants of Berclain. The term of each option was not to exceed a period of five years from the grant date and each option generally vested over one year. At December 31, 1998, the Company had reserved 6,926 of its common shares for issuance under the Berclain Plan. No additional grants will be made under the Berclain Plan.

     As a result of the Company's acquisition of Aurum Software, Inc. ("Aurum") in 1997, the Company assumed the outstanding options under Aurum's Stock Option Plans (the "Aurum Plans"). The Aurum Plans provided for grants of incentive and repurchaseable stock options to employees and non-qualified options to eligible participants of Aurum. The term of each option was not to exceed a period of ten years from the grant date and each option generally vested over four years. At December 31, 1998, the Company had reserved 1,567,952 of its common shares for issuance under the Aurum Plans. No additional grants will be made under the Aurum Plans.

     As a result of the Company's acquisition of Beologic A/S ("Beologic") in November 1997, the Company assumed the outstanding options under The Beologic Warrant Scheme (the "Beologic Plan"). The Beologic Plan provided for grants of non-qualified stock options to employees and eligible participants of Beologic. The term of each option was not to exceed a period of 32 months and 31 days from the grant date and each option generally vested over 2.6 years. At December 31, 1998, the Company had reserved 122,796 of its common shares for issuance under the Beologic Plan. No additional grants will be made under the Beologic Plan.

     As a result of the Company's acquisition of CODA ("Coda") in May 1998, the Company assumed the outstanding options under Coda's three stock options plans: the Coda Worldwide Scheme, Coda Incorporated Scheme (U.S.), and Coda Executive Scheme (U.K.) (the "Coda Plans"). The Coda Plans provided for grants of incentive stock options to employees and non-qualified options to eligible participants of Coda. The term of each option was not to exceed a period of ten years from the grant date and each option generally vested over three years. At

December 31, 1998, the Company had reserved 97,207 of its common shares for issuance under the Coda Plans. No additional grants will be made under the Coda Plans.

EMPLOYEE STOCK PURCHASE PLANS

     In February 1995, the Company adopted the 1995 Employee Stock Purchase Plans (U.S. ESPP and Non-U.S. ESPP). The U.S. ESPP permits eligible employees of Baan USA to purchase common shares through payroll deductions of up to the lesser of 10% of their compensation, or $25,000 in any year. The price of common shares purchased under the U.S. ESPP will be 85% of the lower of the fair market value of the Company's common shares on the first or last day of each offering period. The Non-U.S. ESPP terms are modified for local rules governing such plans. A total of 4,000,000 common shares are available for grant under the two Employee Stock Purchase Plans. Approximately 2,185,750 common shares were issued under these plans through December 31, 1998.

DIRECTOR STOCK OPTION PLAN

     In March 1995, the Company adopted the 1995 Director Stock Option Plan ("Director Plan"). Under the terms of the Director Plan, each person who becomes a Supervisory Director after July 1, 1995 shall automatically be granted an option to purchase 32,000 common shares of the Company ("Initial Options"). Initial Option grants vest in four equal annual installments. All options have a term of five years and are to be granted at fair market value at the date of grant. In the event of a merger or sale of the Company, all options granted become exercisable immediately. The Company has reserved a total of 1,600,000 common shares for grant under the Director Plan.

     Option activity under the Company Plans, excluding employee stock purchase plans, was as follows:


                                                              OUTSTANDING           WEIGHTED
                                                               NUMBER OF          AVERAGE PRICE
                                                                OPTIONS            PER OPTION
                                                              -----------          -----------
            Balance at December 31, 1995 ............          18,432,000          $      1.74
            Granted .................................           5,752,000          $     14.16
            Canceled or expired .....................          (1,461,000)         $      2.94
            Exercised ...............................          (3,779,000)         $      1.28
                                                              -----------          -----------
            Balance at December 31, 1996 ............          18,944,000          $      7.74
            Granted .................................           7,901,000          $     31.66
            Canceled or expired .....................            (616,000)         $     15.39
            Exercised ...............................          (4,185,000)         $      4.69
                                                              -----------          -----------
            Balance at December 31, 1997 ............          22,044,000          $     18.62
            Granted .................................          11,706,000          $     16.18
            Canceled or expired .....................          (8,629,000)         $     23.86
            Exercised ...............................          (5,575,000)         $      4.68
                                                              -----------          -----------
            Balance at December 31, 1998 ............          19,546,000          $     11.42
                                                              ===========          ===========

     As of December 31, 1997 and 1998, stock options were exercisable for 6,189,000 and 7,425,000 common shares, respectively.

     In November 1998, the Company's Supervisory Board of Directors approved an option repricing program. Under the repricing program, current employees (other than designated members of senior management) holding outstanding options with exercise prices at or above $11.13 per share could elect to amend such options to change the exercise price to $11.13 per share, the average of the fair market value on three consecutive trading days. All other terms of such options remained unchanged, except that the repriced options are not exercisable for a period of six months after the effective date of the repricing. If an employee voluntarily terminates his or her employment prior to the end of the six-month non-exercise period, the amended options will be forfeited and the unexercised shares returned to the 1993 Stock Plan.

     The following table summarizes information about stock options outstanding at December 31, 1998:


                                            OPTIONS OUTSTANDING                                      OPTIONS EXERCISABLE
            ---------------------------------------------------------------------------       --------------------------------
                                     WEIGHTED AVERAGE                        WEIGHTED                                WEIGHTED
                RANGE OF               REMAINING            NUMBER         AVERAGE PRICE          NUMBER         AVERAGE PRICE
             EXERCISE PRICES        CONTRACTUAL LIFE      OUTSTANDING       PER OPTION          EXERCISABLE       PER OPTION
            ----------------        ----------------      -----------      -------------        -----------      -------------
              $0.01 -  $5.68            1.0 year           3,511,000        $      1.27          2,611,000        $      1.15
              $5.69 - $11.36            2.4 years          9,918,000        $     10.72          3,825,000        $     10.41
             $11.37 - $17.03            3.9 years          3,352,000        $     12.21            204,000        $     13.72
             $17.04 - $22.71            2.7 years          1,289,000        $     18.20            285,000        $     18.77
             $22.72 - $28.39            5.5 years             11,000        $     27.27              8,000        $     27.74
             $28.40 - $34.07            3.1 years          1,217,000        $     31.25            400,000        $     31.08
             $34.08 - $39.75            3.3 years            181,000        $     36.59             75,000        $     36.82
             $39.76 - $45.42            3.1 years             43,000        $     43.62              3,000        $     44.63
             $45.43 - $51.10            6.7 years             13,000        $     49.69              6,000        $     49.69
             $51.11 - $56.78            0.5 years             11,000        $     55.85              8,000        $     56.60
                                                        ------------                           -----------
                                                          19,546,000                             7,425,000
                                                        ============                           ===========

STOCK-BASED COMPENSATION

     As permitted under Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS No. 123), the Company has elected to follow Accounting Principles Board's Opinion No. 25 "Accounting for Stock Issued to Employees" (APB No. 25) in accounting for stock-based awards to employees. Under APB No. 25, the Company generally recognizes no compensation expense with respect to such awards since the exercise price of the stock options granted are equal to the fair market value of the underlying security on the grant date.

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


                                                                 OPTIONS                             ESPP
                                                     ----------------------------         ----------------------------
                                                     1996         1997       1998         1996        1997        1998
                                                     ----         ----       ----         ----        ----        ----
            Expected life (months) ..........         56          56          59           6           6           6
            Expected volatility .............         50%         50%         75%         50%         50%         75%
            Risk-free interest rate .........         6.1%        5.7%        5.1%        6.2%        5.4%        5.1%

     For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period (for options) and the six-month purchase period (for stock purchases under the ESPP). The Company's pro forma net income and net income per share for 1996, 1997 and 1998 is as follows (in thousands except for net income per share):


                                                       1996                 1997                1998
                                                    -----------         -----------         -----------
            Net income (loss):
               As reported ................         $    36,612         $    77,156         $  (315,192)
               Pro forma ..................         $    28,616         $    50,479         $  (383,920)
            Basic income (loss) per share
               As reported ................         $      0.20         $      0.40         $     (1.59)
               Pro forma ..................         $      0.16         $      0.26         $     (1.93)
            Diluted income (loss) per share
               As reported ................         $      0.19         $      0.37         $     (1.59)
               Pro forma ..................         $      0.15         $      0.25         $     (1.93)

     The weighted-average fair value of options granted during 1996, 1997 and 1998 was $5.30, $11.25 and $14.73 respectively. The weighted average fair value of employee stock purchase rights granted under the U.S. ESPP and Non-U.S. ESPP during 1996, 1997 and 1998 was $3.61, $6.28 and $11.57, respectively.


7 INCOME TAXES

     The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109. Deferred income taxes are provided, using the liability method, for all temporary differences between tax and financial reporting.

     Income (loss) before taxes consists of the following (in thousands):


                                                                 YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------------
                                                         1996              1997             1998
                                                      ---------         ---------         ---------
            The Netherlands .................         $  49,229         $  81,629         $(119,744)
            Rest of the world ...............            10,638            31,881          (215,448)
                                                      ---------         ---------         ---------
            Income (loss) before income taxes         $  59,867         $ 113,510         $(335,192)
                                                      =========         =========         =========


     The components of the provision for income taxes are as follows (in thousands):


                                                                   YEAR ENDED DECEMBER 31,
                                                         --------------------------------------------
                                                           1996              1997              1998
                                                         --------          --------          --------
            Current:
              The Netherlands ..................         $ 22,184          $ 31,316          $(31,088)
              Germany ..........................            4,393             4,536            (6,000)
              United States ....................            3,168             7,579             1,300
              Other countries ..................              697             3,515             5,000
                                                         --------          --------          --------
                Total current ..................           30,442            46,946           (30,788)

            Deferred:
              The Netherlands ..................           (7,410)          (11,741)           13,708
              Germany ..........................              223               415            (4,629)
              United States ....................               --               734             1,709
                                                         --------          --------          --------
                Total deferred .................           (7,187)          (10,592)           10,788
                                                         --------          --------          --------
            Provision (benefit) for income taxes         $ 23,255          $ 36,354          $(20,000)
                                                         ========          ========          ========


     In 1996, the Company recognized tax benefits related to stock option plans of $797,000. Such benefits were recorded as an increase to additional paid-in capital.

     The Company's effective income tax rate differs from The Netherlands' standard rate of 35% due to the following (in thousands):


                                                                            YEAR ENDED DECEMBER 31,
                                                                --------------------------------------------------
                                                                   1996               1997                1998
                                                                ---------           ---------           ---------
            Expected tax at standard rate .............         $  20,953           $  39,729           $(117,317)
            Amortization of goodwill ..................               661               2,106               8,341
            Foreign earnings taxed at higher rates ....             1,881                 239                  --
            Dutch qualifying income tax reduction .....                --              (4,382)                 --
            Increase in valuation allowance ...........                --                  --             116,404
            Rate differential on subsidiary write-downs                --                  --             (50,600)
            Other, net ................................              (240)             (1,338)             23,172
                                                                ---------           ---------           ---------
            Provision (benefit) for income taxes ......         $  23,255           $  36,354           $ (20,000)
                                                                =========           =========           =========
            Effective tax rate ........................                39%                 32%                  6%
                                                                =========           =========           =========

     The components of the deferred tax assets and liabilities are as follows (in thousands):


                                                                DECEMBER 31,
                                                         ---------------------------
                                                           1997              1998
                                                         ---------         ---------
            Deferred tax assets:
              Expenses not currently deductible          $   1,709         $  13,210
              Net operating losses .............            13,708           137,349
              Deferred revenue .................                --             7,760
              Credits ..........................                --             3,348
                                                         ---------         ---------
                Total deferred tax assets ......            15,417           161,667
                Less valuation allowance .......                --          (116,404)
                                                         ---------         ---------
                Total deferred tax assets ......            15,417            45,263
                                                         ---------         ---------

            Deferred tax liabilities:
              Software development costs .......                --             2,663
              Reduction in value of subsidiaries                --            42,600
              Intangible assets ................             4,629                --
                                                         ---------         ---------
                Total deferred tax liabilities .             4,629            45,263

            Total net deferred tax asset .......         $  10,788         $      --
                                                         =========         =========

     At December 31, 1998 the Company had net operating losses generated in various countries totaling approximately $445,449,000 of which $333,000,000, $25,074,000 and $67,905,000 were generated in The Netherlands, Germany and the United States, respectively. The Netherlands and Germany net operating losses can be carried forward indefinitely to offset future taxable income. The net operating losses generated in the United States expire in 2008 or later. Approximately $29,100,000 of the net operating losses generated in the United States relate to disqualifying dispositions of qualified incentive stock options and will not result in a tax rate benefit when these losses are utilized. The benefit of the net operating losses generated in 1996 and 1997 was recorded as a reduction of the provision for Dutch income taxes in 1996 and 1997. As of December 31, 1998, the Company has established a valuation allowance for all net operating losses.

     No deferred income taxes have been provided for the income tax liability which may be incurred on repatriation of the undistributed earnings of the Company's consolidated foreign subsidiaries because the Company intends to reinvest such benefits indefinitely. A determination of that liability is not practicable.

     During 1997, the Company was notified by the Dutch authorities that it qualified for a reduced tax rate on certain part of its qualifying income which included net interest income from intercompany loans, and for money held on the convertible debt, and on royalties from the direct license revenue. The reduced tax rate on certain qualifying income may be subject to review by the European commission.


8  FINANCIAL INSTRUMENTS

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company's use of derivative financial instruments are limited to short-term foreign currency forward contracts and the purchase of foreign exchange put and call options. The Company uses these contracts primarily to offset the effects of exchange rate changes on intercompany cash flow exposures denominated in foreign currencies. These exposures include trade accounts receivable, royalties, service fees and loans. The primary exposures are denominated in European and Asian currencies. The Company does not hold these derivative financial instruments for trading purposes.

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

     The Company's foreign currency forward contracts all have maturities of less than one year. These forward contracts are summarized below at contract value (in thousands):

                                                   DECEMBER 31,
                                             -----------------------
                                               1997            1998
                                             -------         -------
            European currencies ....         $45,124         $ 2,811
            Asian currencies .......          29,584              --
            Other currencies .......           1,210              --
                                             -------         -------
            Total ..................         $75,918         $ 2,811
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

FAIR VALUES OF FINANCIAL INSTRUMENTS

     The carrying amounts and estimated fair values of the Company's financial instruments were as follows (in thousands):


                                                                  1997                                1998
                                                         -------------------------         -------------------------
                                                         CARRYING          FAIR            CARRYING          FAIR
                                                          AMOUNT           VALUE            AMOUNT           VALUE
                                                         --------         --------         --------         --------
            Financial assets
              Cash and cash equivalents ........         $111,417         $111,417         $205,751         $205,751
              Marketable securities ............          104,847          104,847            1,080            1,080
            Financial liabilities
              Short-term borrowings ............              877              877              121              121
              Convertible subordinated notes ...          200,000          316,060          190,103          143,053
              Other long-term borrowings
                 (including current portion) ...            1,571            1,571            1,312            1,312
            Off-balance sheet instruments
              Foreign currency forward contracts               --           75,014               --            2,972

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

               Convertible subordinated notes -- The fair value of the Notes was based on quoted market prices and reflects the decrease in share price of the Company's common stock since the Notes were issued.

               Other long-term borrowings -- The fair value of these financial instruments is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

               Foreign currency forward contracts -- The fair value of the contracts is based on the estimated amount at which they could be settled based on quoted exchange rates. Foreign currency contracts are usually three months in duration and typically are due at the end of each quarter. There were no material differences between contract value and fair value at December 31, 1998.


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

     Credit risk associated with accounts receivable is limited due to the large number of customers comprising the Company's customer base and their dispersion among many different industries and geographical regions. The Company does not require collateral to support customer receivables. The Company also maintains reserves for potential losses, and all credit losses to date have been within management's expectations. For the year ended December 31, 1996, the Company charged $8.3 million to bad debt expense. Bad debt write-offs in 1996 were $1.6 million. For the year ended December 31, 1997 the Company charged $12.4 million to bad debt expense and recorded bad debt write-offs of $3.0 million. For the year ended December 31, 1998, the Company charged $55.3 million to bad debt expense and recorded bad debt write-offs of $23.8 million.


10 TRANSACTIONS WITH RELATED PARTIES

     Jan Baan, formerly Chief Executive Officer and a Managing Director of the Company, and J.G. Paul Baan, formerly a Supervisory Director of the Company, and the Company's founders, effectively control a Netherlands limited liability company called Vanenburg Ventures B.V. ("VV," formerly Baan Investment B.V.). As of April 9, 1999, VV owns approximately 20% of the Company's outstanding Common Shares. All of the shares of VV are in turn held by a share administration foundation of which Messrs. Baan and Baan are directors, thereby providing them with effective voting control of VV's shares in the Company. The economic interest in VV's shares is held by the Oikonomos Foundation, a foundation the Baan brothers established under Netherlands law in 1994 to carry out charitable activities throughout the world.

     VV was created in 1994 as a venture capital company that invests in the form of corporations, joint ventures, or partnerships in various new technologies, educational programs, research projects and sales, consulting, and support activities principally in the ERP and other technology markets. As described further below, the Company has entered into various agreements with entities owned or controlled by VV and has recognized revenue and reimbursement of expenses from, and incurred costs for goods and services provided by, such related parties. The Company believes that all such transactions have been entered into in the ordinary course of business and have been on terms no less favorable than would have been obtained from unrelated third parties. During 1998, it has been Company policy to have all material agreements with VV approved by the independent directors of the Company's Supervisory Board, and information on all material VV relationships has also been provided to the Company's Audit Committee.

     As reported in the Company's Form 20-F for 1997, VV owned approximately 39% of the Company's outstanding shares as of April 1998. In October 1998, however, VV publicly disclosed that it had secured $500 million in loans to help fund certain of its operations and investments, with VV's shares in the Company serving as collateral on those loans. When the publicly traded share price in the Company's stock declined over the summer and into the fall of 1998, VV reported that its lenders began selling the VV collateral shares to pay down the VV debt obligations. As a consequence of these actions, VV's holdings of the Company's shares had declined to 20.12% as of April 9, 1999. VV also indicated that it would undertake a review of its operations/investments, with an eye toward reorganizing and/or selling certain of its assets.

     Revenues from VV during 1996, 1997 and 1998, were $14.5 million, $66.3 million and $50.6 million, respectively. As of December 31, 1997 and 1998, the outstanding balances with VV (reflected in amounts (due to) and due from related parties) consisted of the following (in thousands):

                                                           DECEMBER 31,
                                                     -----------------------
                                                      1997            1998
                                                     -------         -------
            Baan Midmarket Solutions(BMS) ....       $19,396         $ 2,648
            Vanenburg Business Systems(VBS) ..         9,935           1,142
            Vanenburg Ventures ...............         9,079          (1,463)
            Other ............................         4,355           3,970
                                                     -------         -------
                                                     $42,765         $ 6,297
                                                     =======         =======

     THE COMPANY'S INDIRECT CHANNEL. Since 1996, one of the principal relationships between VV and the Company has been VV's involvement as both a reseller and manager of the Company's indirect channel. As indicated above, the Company began building an indirect channel in 1996 as part of its strategy to penetrate the SME market (or so-called midmarket). Because the go-to-market strategy and demands of the midmarket differ significantly from those of the high-end ERP sector, the Company believed then (and continues to believe) that the midmarket could likely best be served through creation of an indirect channel. Commencing in 1996, therefore, the Company embarked on a strategy of signing resellers as part of this midmarket strategy.

     1. The BBS relationship. Consistent with its venture capital philosophy, and in an effort to participate in the indirect channel the Company was creating, VV and a third party in 1996 created a joint venture known as BBS Holding B.V. (now owned 100% by VV). That company in turn owns a series of approximately fifteen companies operating as resellers in the midmarket space. These companies were commonly referred to throughout 1996-1998 as the Baan Business Systems network, or "BBS." In April 1999, BBS changed its name to the Vanenburg Business Systems network, or "VBS."

     Commencing in 1996 and continuing through 1997, the Company entered into a reseller relationship with VBS. Prior to 1997, VBS, like each of the Company's resellers, paid a fee to the Company for licenses resold based on a percentage of the resale price. In 1997, when the Company amended its reseller license fee terms to provide for a straight per-seat license fee, VBS negotiated a volume discount fee structure reflecting the greater volume of its purchases (at that time VBS comprised greater than 50% of sales of the Company's products in the indirect channel; that number today is approximately 30% of channel sales) as well as its willingness to pay for the seats up front in cash in exchange for the lower rate. In all other respects, VBS's terms have been materially the same as those provided other resellers; it has not been given special payment, return, or exchange terms.

     The Company recognized revenues of approximately $4.5 million and $32.3 million from VBS during 1996 and 1997, respectively, from sales of licenses pursuant to the VBS reseller agreement. In addition, during 1996 and 1997, the Company assigned to VBS a number of customer contracts that the Company believed could best be served by VBS. In connection with assigning those contracts: (i) the Company assigned the related outstanding accounts receivable balances in the aggregate amount of $4.6 million and $0.3 million, respectively, and VBS paid for such outstanding receivables; and (ii) VBS paid the Company for these contracts $10.0 million, $18.0 million and $2.9 million in 1996, 1997 and 1998, respectively, representing the value of certain potential future license revenue forgone by the Company as a result of pricing differences between customary terms in direct sales versus indirect channel, third-party contracts. Finally, during 1997 the Company recognized $8.7 million from the VBS holding company for the non-recourse assignment of the remaining rights and obligations under a license agreement with an unrelated third-party. All revenue recognized from VBS is included in "License revenue from related parties" in the accompanying Consolidated Statements of Operations.

     The Company recorded no license revenues from VBS in 1998 because it and the Company's other resellers began buying directly from a newly formed company, Baan Midmarket Solutions B.V. ("BMS"), a joint venture between the Company and VV created in late 1997 as wholesaler and manager of the indirect channel.

     2. Creation of BMS. Over the course of 1997, the Company's indirect channel grew to approximately 110 resellers, including approximately 15 VBS companies. Given that growth, and the potential for future growth of the channel, the Company determined that a stronger infrastructure to manage and support the channel was needed. To provide that "backbone," the Company and VV entered into a joint venture agreement in the fourth quarter of 1997 under which BMS was created (85% owned by VV, 15% by the Company). As envisioned, BMS would act as the wholesaler to the indirect channel distributors and resellers, and would provide training, lead generation and sales support to further develop and sustain the channel. With the creation of BMS, the Company ceased to sell directly to VBS and its other resellers (with the exception of minor direct sales to independent third-party resellers in the first quarter of 1998 in the amount of $5.3 million, $1.3 million of which was recorded as deferred revenue).

     In connection with creating BMS in 1997, the Company entered into a software distribution agreement under which it: (i) provided BMS with distribution rights to the Company's products; and (ii) assigned a majority of the Company's existing VAR (value added reseller) agreements to BMS. In consideration for that assignment, BMS paid the Company $13 million, representing the value of certain potential future license revenues forgone by the Company as a result of pricing differences between customary terms in direct sales versus indirect channel, third-party contracts. In addition, the Company recognized revenues of approximately $3.0 million and $47.7 million during 1997 and 1998, respectively, from sales of licenses to BMS pursuant to the distribution agreement. All revenue recognized from BMS is included in "License revenue from related parties" in the accompanying Consolidated Statements of Operations.

     In addition, the Company outsourced to BMS certain of its (the Company's) employees and provided to BMS certain billing, collection, and other back office services pursuant to a separate services agreement. Under that agreement, BMS reimbursed the Company for the actual costs of the personnel assigned as well as other direct expenditures made by the Company on BMS's behalf. It also paid an additional 15% of these reimbursed costs as a surcharge for the administrative and back office services the Company provided. That amount was approximately $7.5 million in 1998. Such amounts are recognized as a reduction in "General and administrative expenses" in the accompanying Consolidated Statements of Operations.

     The Company's distribution agreement with BMS at no time permitted stock balancing, returns, or exchanges (since there were no extended payment or return provisions in that contract), and there has never been any stock balancing, returns, or exchanges from BMS to the Company. The Company likewise is not aware that BMS had any such arrangements with any of the VARs or distributors it managed. In January 1999, BMS sold its remaining stock of inventory at a discount to an independent third-party distributor. In connection with the Company's purchase of BMS's core assets in January 1999 (described in detail below), the Company paid VV $2 million on execution of that purchase agreement representing approximately one-half the discount negotiated by the independent third-party purchaser of BMS's inventory.

     Prior to 1998, with the indirect channel still ramping up and providing modest contribution to the Company's overall revenue generation, the Company recognized revenue on a sell-in model into the channel. Consistent with industry practice, the Company adopted the sell-in model of placing inventory in the channel to ensure the VARs were investing in the business plan to resell the Company's products.

     Over the course of 1998, however, BMS better than doubled the number of channel partners selling the Company's products into the midmarket - ending 1998 with approximately 215 independent, third-party VARs and approximately 15 VBS resellers. With a related party acting as the sole distributor for indirect sales, and with indirect sales in early 1998 showing the potential to grow significantly as a percentage of the Company's total sales, the Company announced in the second quarter of 1998 that it would change to the sell-through model for channel revenue recognition. With this change, sales to BMS were made based on BMS's reports of the VAR's sell-through to end-users.

     With the exception of the limited sales the Company made directly to resellers in the first quarter of 1998, all of the 230 or so VARs bought licenses from BMS. As a result, virtually all of the Company's indirect channel revenue in 1998 was reported under the "License revenue from related parties"
item in the accompanying Consolidated Statement of Operations. During the course of 1998, sales to BMS, recognized by the Company as related party revenue, were $15.3 million in the first quarter, $32.6 million in the second quarter, and $23.2 million in the third quarter. With respect to the fourth quarter of that year, BMS advised the Company that $17 million in licenses had been sold through to end-users during that quarter. As described in the next subsection, however, the Company did not sell new licenses to BMS in the fourth quarter as part of a strategy to address inventory levels in the channel in light of declining ERP demand.

     3. Channel inventory. BMS's records provided to the Company indicate there was approximately $56 million in total inventory in the indirect channel at the start of 1998. The Company reported in its 1997 Form 20-F that, based on estimates BMS confirmed, the Company understood that $11 million of this total channel inventory was with related parties ($3 million with BMS, and approximately $8 million with VBS). Subsequent review of VBS's records in late 1998 indicate that apparently approximately $23 million of the $56 million in total channel inventory at the start of 1998 was actually in related party hands (the $12 million difference being attributable to additional inventory that apparently was with VBS at the commencement of 1998). Thus, according to VBS's and BMS's records, the Company began 1998 with $56 million in total channel inventory, of which $23 million was with related parties and the remainder was with independent, third-party VARs.

     The BMS records also reflect that total channel inventory did not increase during 1998; inventory as of September 30, 1998 was at the same $56 million total. The mix of related party and third-party inventory levels did change, however, consistent with BMS's role as channel manager. At the end of the third quarter of 1998, total BMS inventory had increased to $40 million of the $56 million total, as channel inventory was aggregated over the year within BMS. According to BMS's figures, BMS inventory levels were approximately $13 million at end of the first quarter of 1998; $30 million at end of the second quarter; and $40 million at end of the third quarter. Again, total inventory in the channel had not grown during this time, meaning that third-party inventory levels had been reduced to approximately $16 million over the course of the year.

     The Company entered 1998 in what appeared to be an expanding ERP market. Based on a review of the public filings and analyst estimates of 20 leading enterprise application vendors, the data suggests that license revenues for these companies grew overall 58% in 1997. That growth rate continued strong at 47% in the first quarter of 1998 (year over year), and softened some to

35% in the second quarter; but in the third quarter the license revenue growth rate for these companies had declined to 20%, and it dropped even further to just 4% in the fourth quarter.

     As it became clear following the third quarter of 1998 that license revenue growth rates industry-wide were declining, and in connection with the Company's determination to undertake a comprehensive reorganization plan in the fourth quarter, the Company acted to address the issue of indirect channel inventory. To eliminate the approximate $56 million in indirect channel inventory existing at the end of the third quarter: (i) approximately $17 million in inventory was sold by the Company's indirect channel to end-users during the fourth quarter, thus reducing the inventory number by that amount; and (ii) as to the remaining channel inventory of approximately $39 million, the Company reversed that amount from fourth quarter revenue and recorded it as deferred revenue in the quarter. The Company undertook this latter reversal even though product had been delivered, approximately $34 million for such licenses had been paid, and there were no cancellation or return provisions. The practical effect of these actions was to eliminate inventory from the channel, since remaining levels that were now recorded as deferred revenue will only be recognized as revenue as it is sold through to end-users.

     The $23 million in BMS inventory that existed at the end of the fourth quarter (which comprised all remaining related party inventory) was purchased at a discount by an independent third-party distributor pursuant to an agreement between it and BMS in January 1999. As a result of that transaction, there was no related party channel inventory as of January 1999. All channel inventory (approximately $39 million) is in the hands of independent distributors and VARs, and the Company will recognize revenue from the sale of such inventory only as it is sold to end-users.

     4. The Company's acquisition of core BMS assets. In connection with its October 1998 announcement that VV's lenders were selling the Company shares VV owned and had pledged as collateral to pay down VV's debt obligations, VV also announced that it would reorganize its business, and potentially liquidate or substantially restructure certain of its assets.

     One of the assets immediately and significantly put at risk by these events was the BMS joint venture with the Company. Given the importance of the indirect channel to the Company's strategy going forward, the Company decided to purchase the core BMS assets. In January 1999, the Company entered into an agreement with VV pursuant to which the Company purchased (or was assigned) all VAR agreements that had previously been assigned to BMS and/or that BMS had entered into since its creation. Approximately 130 BMS employees also transferred to the Company as part of the transaction.

     The purchase price is comprised of the following: (i) $2 million paid in cash upon execution, representing one-half the total discount negotiated by the third-party distributor that purchased the BMS inventory existing at the end of 1998; and (ii) a three-year, 15% royalty on the Company's net revenues from its indirect channel that includes a minimum payment and maximum potential earn out. The minimum guaranteed payment is approximately $41 million. To the extent this minimum is not earned in full via the royalty the Company would be obligated to pay VV the difference between the earned amounts and the minimum guaranty). The maximum potential earn out is the guaranteed minimum payment plus up to an additional $44 million.

     The surviving entity of what had been BMS is now owned 100% by VV. The principal remaining assets of that entity are outstanding accounts receivables; it is expected the surviving entity will be liquidated once those accounts receivables are collected. The Company was advised on the transaction by outside U.S. and Dutch legal counsel. Credit Suisse First Boston issued a fairness opinion as to the fairness from a financial point of view to the Company of the consideration being paid for BMS.

     As a result of this transaction, management of the Company's approximately 230 channel partners is now under the Company's direct control. Included in that number are the approximately 15 VBS resellers, but the current VBS agreement (assumed by the Company as part of the acquisition) requires VBS to purchase licenses of the Company's products for resale from an independent third-party distributor. The net result is that, commencing in the first quarter of 1999, it is the Company's intention that it will no longer have related party license revenue associated with the indirect channel.

     In addition, as part of the BMS agreement, VV has agreed to eliminate the "Baan" name from any and all of its operations, and VV has recognized the Company's ownership of all right, title, and interest in and to the "Baan" name for commercial purposes. Any use of the "Baan" name by VV going forward must be based on written agreement with the Company; but it is the intention of the Company, except in isolated cases to aid in a particular VV entity's transition to another name, that it will not grant permission to such use by VV.

     OTHER COMPANY-VV RELATIONSHIPS DURING 1998. During early 1998, the Company sold to or acquired from VV (or VV-related entities) the following assets/entities:

- Pursuant to a decision to eliminate its two remaining joint investments with VV (other than BMS), the Company sold its minority interests in two software companies (Top Tier and B.A. Intelligence Networks, in which VV also had an interest) to VV for approximately $9.7 million. The proceeds approximated the Company's carrying value in such investments; therefore, the Company did not realize a gain or loss on these transactions;

- Having concluded that certain of its Latin American subsidiaries were operating in countries in which the midmarket presented the most attractive market opportunity, and thus should more appropriately be part of the Company's indirect channel, the Company sold those subsidiaries to VV for approximately $5.2 million. The Company recognized a loss of approximately $7.2 million from the sale of such subsidiaries. Such loss is included in "Loss on disposals of assets" in the accompanying Consolidated Statements of Operations; and

- The Company also acquired ownership in certain work flow engine technology from LEY GmBH ("LEY"), a company in which VV had a 58% equity interest at that time. The Company paid $5.5 million to acquire this technology, based on an independent valuation, which is recorded in "Software development costs" on the accompanying Balance Sheet. The agreement also provides LEY with the right to sell the product on a stand-alone, royalty basis (the Company has need to sell this engine only as a bundled product). LEY did not have stand-alone sales in 1998 according to its reports to the Company, so no royalties were recorded.

     During 1997 and 1998, the Company also charged VV the following amounts for certain IT and marketing services:

- $5.0 million and $16.5 million, respectively, pursuant to an IT services agreement between the parties under which the Company provides VV use of the Company's IT and telephony infrastructure. Pricing was based on third-party information the Company obtained concerning outsource rates charged for similar arrangements by third parties. VV has indicated it expects that at some point during 1999 it will no longer require these services and this agreement will be terminated; and

- $3.6 million and $5.3 million, respectively, for marketing costs (including without limitation for its use of the "Baan" name). Due to VV's election in late 1998 to close or sell a substantial number of its investments, and its agreement to cease use of the "Baan" name (described above), the Company will not be charging VV any such marketing costs in 1999.

     Such amounts have been reflected as reductions in operating expenses in the accompanying Consolidated Statements of Operations.

     During 1998, the Company entered into OEM agreements with certain software companies owned or controlled by VV. The Company recognized royalties and development expenses in connection with such agreements during 1998 of approximately $1.4 million and $2.5 million, respectively. Such royalties and development expenses are included in "Cost of license revenue" and "Research and development expense," respectively, in the accompanying Consolidated Statements of Operations.

     In addition, the Company has entered into several agreements with VV entities under which the Company paid VV certain product, services, or lease fees during 1997 and 1998. These agreements include royalty agreements under which the Company is authorized to resell instructional or other materials created by certain companies owned or controlled by VV; subcontracting agreements whereby the Company retains the services of certain VV entities to assist in fulfilling customer commitments; and lease agreements for certain of the Company's Netherlands facilities that are properties owned by VV entities. The total costs and expenses incurred by the Company in 1997 and 1998 associated to these agreements were not material.

     VV has indicated that it intends to continue the process of closing or selling certain of its investments. Certain of the assets VV is prepared to sell may fit within the Company's strategy going forward and may add value to its product offerings or ability to better serve its customers. The Company will evaluate any such opportunities with the advice and approval of its independent directors and independent valuations as appropriate.


11  ACQUISITIONS

     In May 1996, the shareholders of Berclain Group Inc. ("Berclain") agreed to exchange their shares in Berclain for approximately 1.1 million shares of the Company's common shares. Berclain is a Canadian software company and a provider of manufacturing synchronization and scheduling solutions. The business combination was effective May 31, 1996 and was accounted for as a pooling of interests. In November 1996, the shareholders of Antalys, Inc. ("Antalys") agreed to exchange their shares in Antalys for approximately 1.8 million shares of the Company's common shares. Antalys is an American software company and a provider of configuration management software that automates the configuration and pricing for products and services. The business combination was effective November 30, 1996 and was accounted for as a pooling of interests. Because Berclain's and Antalys' financial statements were not material to the consolidated financial statements of the Company, the Company did not restate any of its consolidated financial statements prior to the combinations. Consolidation of Berclain and Antalys reduced the Company's retained earnings by approximately $548,000.

     In August 1997, the Company acquired all of the outstanding shares of Aurum Software Inc. ("Aurum") for approximately 8.3 million of the Company's common shares. Aurum is a provider of enterprise-wide sales-force automation software. The business combination was accounted for as a pooling of interests. Since the combination was material to the Company, the accompanying consolidated financial statements are presented on a combined basis for all periods presented. There were no significant intercompany transactions between the two companies and no significant conforming accounting adjustments.

     Combined and separate results of the Company and Aurum for the periods prior to the acquisition were as follows (in thousands):


                                                  YEAR ENDED           EIGHT MONTHS ENDED
                                              DECEMBER 31, 1996          AUGUST 31, 1997
                                              -----------------        ------------------
                                                   (AUDITED)               (UNAUDITED)
            Net Revenues:
                Aurum Software, Inc.               $  27,584                $  24,232
                Baan Company .......                 387,958                  319,098
                                                   ---------                ---------
                                                   $ 415,542                $ 343,330
                                                   =========                =========
            Net Income (Loss):
                Aurum Software, Inc.               $     279                $  (3,538)
                Baan Company .......                  36,333                    2,537
                                                   ---------                ---------
                                                   $  36,612                $  (1,001)
                                                   =========                =========

     In November 1997, the Company acquired all of the outstanding shares of Beologic A/S ("Beologic") for approximately 1.3 million shares of the Company's common shares. Beologic is a sales configurator company. The business combination was accounted for as a pooling of interests. Because Beologic's financial statements were not material to the consolidated financial statements of the Company, the Company did not restate any of its consolidated financial statements prior to the combination. Consolidation of Beologic reduced the Company's retained earnings by approximately $6.1 million.

     During the year ended December 31, 1997, the Company recognized $12.1 million of non-recurring charges related to direct transaction and integration costs as a result of the combinations with Aurum and Beologic. Such costs included asset write-downs of $3.4 million for capitalized software, goodwill and other intangible assets, professional fees of $4.6 million, and restructuring charges of $4.1 million. The restructuring charges consisted of $2.3 million of software discontinuation costs and migration costs related to the Antalys product, and $1.8 million for contractual software upgrades and commitments, and for other miscellaneous charges related to the mergers. The Company completed the actions associated with the restructuring as of December 31, 1998.

     In 1997, the Company acquired the assets and liabilities of several small companies for approximately $27.1 million in cash, which included the acquisition of Matrix Holding B.V. ("Matrix"), a related party. Matrix was a wholly owned subsidiary of Baan Investment B.V. and was acquired for $8.0 million in cash based on an independent appraisal and assumed net liabilities of approximately $5.2 million. All of these acquisitions were accounted for under the purchase method and the assets and liabilities were recorded at their fair values on the acquisition dates. After allocating a portion of the purchase price for these acquisitions to tangible assets and liabilities, $1.5 million was allocated to customer lists, $7.2 million to assembled workforce and $21.3 million to goodwill.

     In May 1998, the Company completed the acquisition of the outstanding shares of CODA Group plc. ("CODA"). CODA is a provider of financial software. Under the terms of the share exchange, the Company issued approximately 0.0695 Baan common shares for each outstanding share of CODA, representing an aggregate of approximately 1.9 million Baan common shares. Outstanding options to purchase CODA stock were assumed and converted into Baan options at the same exchange ratio. The business combination was accounted for as a pooling of interests. CODA's historical financial statements are not material to the consolidated historical financial statements of the Company. The Company did not restate any of its consolidated financial statements prior to the combination. In connection with the acquisition of CODA, the Company recognized a $9.6 million write-down of duplicative capitalized software development costs, a $3.0 million non-recurring charge for related professional fees, and a $1.8 million restructuring charge, primarily severance related costs and other costs associated with the consolidation of operations. None of the $1.8 million restructuring charge remains unpaid as of December 31, 1998.

     In September 1998, the Company acquired all of the outstanding shares of CAPS Logistics, Inc. ("CAPS"), a provider of optimization software for logistics planning and scheduling. The Company issued 2.5 million of the Company's common shares, with an aggregate fair value on the acquisition date of approximately $68 million and incurred other acquisition costs of approximately $3 million, resulting in a total purchase price of approximately $71 million. The purchase price was allocated as follows: capitalized software of $31 million, goodwill of $37 million, assembled workforce of $2 million, and net tangible assets of $1 million.


12  COMMITMENTS AND CONTINGENCIES

LEASES

     The Company has operating leases for substantially all of its offices globally, certain data-processing equipment, telephone equipment, and other office equipment. Rental expense for operating leases for the years ended December 31, 1996, 1997, and 1998 was approximately $8,075,000, $14,701,000, and
$24,827,000, respectively.

     Minimum annual rental commitments under noncancelable operating leases for periods subsequent to December 31, 1998, (based upon the exchange rates at December 31, 1998), are as follows (in thousands):

            1999 ......................................    $28,027
            2000 ......................................     20,266
            2001 ......................................     16,496
            2002 ......................................     11,596
            2003 ......................................      4,856
            Thereafter ................................      3,355
                                                           -------
            Total minimum rental commitments ..........    $84,596
                                                           =======


LITIGATION

     The Company is party to legal proceedings from time to time. There is no such proceeding currently pending which the Company believes is likely to have a material adverse effect upon the Company's business as a whole. Any litigation, however, involves potential risk and potentially significant litigation costs, and, therefore, there can be no assurances that any litigation which is now pending or which may arise in the future will not have such a material adverse effect.

     In October of 1998, the Company and certain of its current or former officers and directors were named as defendants in a purported shareholder class action lawsuit entitled Salerno v. Baan Company N.V. et al., which was brought in the United States District Court for the District of Columbia. Six additional purported shareholder class action lawsuits were subsequently brought, each in the same court with substantially similar allegations: that the Company allegedly violated certain of the U.S. securities laws by making purportedly false and misleading statements about the Company's operations during the period from, in or around the end of January 1998 through mid-October 1998.

     On February 16, 1999, the Court consolidated the actions and, as a consequence, plaintiffs' leave to file a consolidated amended complaint has been granted. Plaintiffs' motion for appointment of lead plaintiffs and lead counsel remains pending. The Company has retained outside counsel and intends to vigorously defend. Management, with the advice of outside legal counsel, expects that the outcome of the actions will not have a materially adverse impact on the Company's consolidated financial position.


13  INDUSTRY SEGMENT, GEOGRAPHIC AND OTHER INFORMATION

     The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") in the fiscal year ended December 31, 1998. SFAS establishes standards for reporting information about operating segments and related disclosures products and services, geographic areas, and major customers. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company designs, manufactures, and markets applications software for business processes and operates in a single industry segment. As such, the financial information disclosed herein, materially represents all of the financial information related to the Company's principal operating segment.

     The following table presents revenues and certain long-lived assets by geographic region for the years ended December 31, (in thousands):


                                                                                       YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------------
                                                                            1996               1997               1998
                                                                          --------           --------           --------
            Net revenues from unaffiliated customers:
              The Netherlands .................................           $ 82,622           $ 78,695           $ 79,475
              Germany .........................................             54,073             90,122             95,167
              United States ...................................            157,441            250,343            256,804
              Other international .............................            106,874            194,111            253,603
                                                                          --------           --------           --------
                 Total net revenues from unaffiliated customers            401,010            613,271            685,049
              Related-party revenue ...........................             14,532             66,325             50,600
                                                                          --------           --------           --------
                 Total net revenues ...........................           $415,542           $679,596           $735,649
                                                                          ========           ========           ========

            Long-lived assets:
              The Netherlands .................................           $ 53,082           $103,965           $173,789
              Other international .............................             26,665             74,149             72,028
                                                                          --------           --------           --------
                 Total long-lived assets ......................           $ 79,747           $178,114           $245,817
                                                                          ========           ========           ========

     No customer accounted for 10% or more of consolidated net revenues in 1996, 1997 or 1998. Related party revenue for all such parties as a group accounted for 10% of the Company's total net revenue for 1997.


14 NON-RECURRING ACTIVITIES

     In October 1998, the Company announced a comprehensive reorganization plan to reduce the Company's expense levels and to streamline operations. In connection with the reorganization, the Company recognized a non-recurring charge of approximately $140.5 million during the fourth quarter of 1998. Approximately $58.0 million of the non-recurring charge related to the disposal of certain non-strategic business entities and recognized losses on disposal of those assets. Approximately $27.3 million related to the write-down of certain long-lived assets in connection with the reorganization.

     Restructuring costs were approximately $55.2 million and consisted of (i) severance-related costs for over 1,000 employees affected by the reduction-in-force, (ii) costs related to the consolidation and closure of approximately 50 offices where the Company had redundant operations as a result of acquisitions, and (iii) costs associated with the cancellation of certain marketing and sales programs, including Expo 2000 and Baan World 1999. The reduction-in-force affected employees in sales and marketing, services and support, research and development, and general and administrative departments.

     In connection with the reorganization, the Company evaluated the net carrying value of certain intangible assets and determined that the net carrying values had been impaired. Accordingly, the Company recognized a charge of approximately $27.3 million to write-down these assets to their net realizable value.

     In connection with the acquisition of CODA in May 1998, the Company recognized approximately $1.8 million of restructuring charge related the closing of certain offices. None of the $1.8 million restructuring charge remains unpaid as of December 31, 1998.

     The following table, expressed in thousands, summarizes the Company's non-recurring expenses and activity for the year ended December 31, 1998:


                                                       Total               Cash              Asset        Accrual Balance at
                                                       Costs               Paid            Write-offs     December 31, 1998
                                                      --------           --------          ----------     ------------------
            Reorganization:
               Asset write-downs ..........           $ 27,299                 --             27,299           $     --
               Loss on disposal of assets .             58,030                 --             45,988             12,042
               Severance-related costs ....             22,204             13,897                 --              8,307
               Sales and marketing programs             21,694                 --             14,693              7,001
               Closure of offices .........              9,849              6,754                 --              3,095
               Other non-recurring charges               1,425                538                 --                887
                                                      --------           --------           --------           --------
                                                       140,501             21,189             87,980             31,332
                                                      --------           --------           --------           --------
            Coda acquisition:
               Software development costs .              9,600                 --              9,600                 --
               Closure of offices .........              1,800              1,800                 --                 --
               Professional fees ..........              3,000              3,000                 --                 --
                                                      --------           --------           --------           --------
                                                        14,400              4,800              9,600                 --
                                                      --------           --------           --------           --------
            Total non-recurring expenses ..           $154,901           $ 25,989           $ 97,580           $ 31,332
                                                      ========           ========           ========           ========

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           BAAN COMPANY N.V.



                                           By: /s/ Tom C. Tinsley
                                               -------------------------------
                                                   Tom C. Tinsley
                                                   Managing Director



                                           By:  /s/ N.M. (Klaas) Wagenaar
                                               -------------------------------
                                                    N.M. (Klaas) Wagenaar
                                                    Executive Vice President,
                                                    Operational and
                                                    Strategic Initiatives
                                                    (Chief Financial Officer
                                                    during 1998)



Date: June 2, 1999

                                INDEX TO EXHIBITS


EXHIBIT
  NO.                              DESCRIPTION
-------               ---------------------------------------

1.1 English translation of Articles of Association of the Company lodged with the Chamber of Commerce and Industry for Arnhem, The Netherlands*

2.1 Indenture, dated as of December 15, 1996, between the Company and Marine Midland Bank, as Trustee, relating to the 4.5% Convertible
        Subordinated Notes***

2.2     Form of Notes included in Exhibit 2.1.***

2.3     Agreement and Plan of Reorganization, dated as of May 13, 1997, among
        Baan Company N.V., Green Software Acquisition Corporation and Aurum
        Software, Inc. ****

2.4     Share Rights Agreement, dated December 31, 1998, between Baan Company
        N.V. and Fletcher International Limited

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

3.9     Agreement dated as of August 3, 1994 between the Company and Boeing*+

3.13    Agreement dated May 15, 1995 between the Company and Baan Deutschland
        GmbH regarding the Company's acquisition of Baan Deutschland GmbH*

3.14    Employment Agreement between the Company and Tom Tinsley**

3.19 Employment Agreement dated as of September 29, 1994 between the Company and Amal Johnson*

3.20    Recommended Offer by Goldman Sachs International on behalf of Baan
        Company N.V. for The CODA Group plc. dated March 13, 1998.

3.21    Agreement and Plan of Reorganization, Escrow Agreement, and Shareholder
        Agreement, each dated as of September 23, 1998 regarding acquisition of CAPS Logistics, Inc.

3.22    Baan Midmarket Solutions B.V. Share Purchase and Asset Purchase
        Agreements among Baan Company N.V., Vanenburg Ventures B.V. and Baan
        Midmarket Solutions B.V. dated January 20, 1999.

A.1     Subsidiaries of the Company

A.2     Consent of PricewaterhouseCoopers N.V., Independent Accountants

A.3     Consent of Ernst & Young Accountants, Independent Auditors

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