Form 20-F
period 1999-12-31
BAAN CO N V
filed 2000-07-17
CIK 944624

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

          [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                   OF THE SECURITIES EXCHANGE ACT OF 1934; OR

              [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

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

                           BARON VAN NAGELLSTRAAT 89
                               3770 LK BARNEVELD
                                THE NETHERLANDS
                                      AND
                         2191 FOX MILL ROAD, SUITE 500
                          HERNDON, VIRGINIA 20171 USA
                   (ADDRESSES OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                      NONE

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                        COMMON STOCK, NLG 0.06 PAR VALUE

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                  OF THE ACT:

                                      NONE

   AS OF DECEMBER 31, 1999, THE REGISTRANT HAD OUTSTANDING 220,671,146 COMMON
                                    SHARES,

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

                                YES [X]  NO [ ]

     INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW:

                            ITEM 17 [ ]  ITEM 18 [X]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  DESCRIPTION OF BUSINESS

OVERVIEW

     Founded in the Netherlands in 1978, Baan Company is a leading global provider of enterprise business software. Baan Company offers a comprehensive portfolio of best-in-class, enterprise software applications that are in use by more than 7,000 customers at over 15,000 sites worldwide. Software applications and related services offered by the Company help customers gain competitive advantage through improvements to core business processes and by supporting Internet commerce.

     On May 31, 2000, Invensys plc offered to purchase all the outstanding issued share capital of the Company for 2.85 Euro per share. Details of the offer are set forth in the Offer to Purchase and associated materials as filed by Invensys with the U.S. Securities and Exchange Commission on June 14, 2000 in connection with the offer. The Company's response to the offer was filed with the SEC as a Statement on Schedule 14D-9 on June 14, 2000. Over the course of the first five months of 2000, the Company had strategic and financing discussions with financial investors, customers, partners and potential buyers. Based on those discussions and the current operating environment confronting the Company, management believes the Invensys offer is the best available solution for the Company. The Invensys offer, originally scheduled to close on July 13, 2000, has been extended and is now scheduled to close on July 25, 2000, but is subject to certain closing conditions. Among them is that 95% of Baan's issued and outstanding shares must be tendered in support of the offer.

     If the Invensys offer does not successfully close, the Company must pursue an immediate and fundamental restructuring, and obtain necessary financing, if the Company is to continue as an independent going concern. The Company would likely contact investors/financiers with whom it was having discussions during the first and second quarters of 2000 prior to announcement of the Invensys offer. Whether the Company would be successful in securing the needed financing for the next twelve months and be capable of successfully undertaking the requisite restructuring, and the extent to which it will be able to maintain its core integrated product and e-Fulfillment strategies (as described below), are at this moment uncertain.

     The cornerstone of Baan Company's product strategy is delivery of scalable, flexible, enterprise application solutions that can be implemented rapidly in heterogeneous computing environments and rapidly re-configured as business conditions and needs change. To do this, the Company focuses on both intuitive, graphical business modeling as a starting point for software implementation, and robust out-of-the-box functionality. As a result, Baan Company's standard software typically can be configured and implemented within a time frame that the Company believes provides it with a competitive advantage. Ongoing adjustments can be made to the system in response to changing market demands and changes in production and operational processes.

     During the last three years, Baan pursued a strategy of broadening its traditional footprint in Enterprise Resource Planning (ERP) software to provide an 'end to end' enterprise applications suite, culminating in the release of its Baan Enterprise Solutions product line in the Fall of 1999. This suite extends beyond ERP into Customer Relationship Management (CRM) and Supply Chain Management (SCM) software. This vision had a number of implications beyond the delivery of a wider product portfolio. Baan entered new markets, principally through a series of acquisitions, as it widened its scope and moved away from its original focus. During 1999, Baan pursued a dual product strategy: becoming the first enterprise applications vendor to offer a fully integrated ERP-CRM-SCM product suite, and e-enabling and extending that suite to respond to the changes taking place in the marketplace as a result of the Internet and the growth of e-business. In late 1999, in response to the impact of the Internet and building on its traditional strengths in manufacturing and engineering industries, the Company re-aligned its integrated product strategy to focus on 'e-Fulfillment' -- providing solutions that address an organization's entire e-commerce chain. The Baan Company suite of enterprise applications is designed to support specific business functions and processes for manufacturing and engineering companies as they compete in the new Internet economy.

     e-Fulfillment is focused on fulfilling the customers' needs -- making achievable promises when taking the order, through manufacturing and subsequent delivery, using Internet technologies. e-Fulfillment synchronizes and accelerates the flow of material and information inside an organization and among business partners, enabling the real time exchange of information in a way that allows companies to move from a linear/sequential supply chain model to one where multiple activities occur concurrently, within a commerce network. Baan's e-Fulfillment solutions enable planning across enterprises and intelligent decisions to be taken closer to the time orders are placed, with the goal of lowering the cost of delivered goods and improving customer service.

     Baan is developing its e-Fulfillment solution to extend support from the transaction backbone, provided by its traditional ERP applications, to inter-enterprise business process management, provided by ERP, SCM and CRM solutions. ERP is the main transaction backbone of the enterprise and represents the only application in a company that effectively supports the execution of a business process. Baan believes that back-office excellence is the foundation of e-commerce strategies -- many industry analysts agree that a company with a well-implemented ERP application has a stronger foundation on which to execute a successful e-business strategy. The strategic shift Baan undertook in 1999 was designed to allow it to deliver, in the future, support for internet-based business processes with intelligent messaging, workflow and business process modeling to support business community integration.

     The Company has direct and indirect sales, service and support channels operating in 80 countries throughout Europe, North America, Latin America and certain Asian, African and Middle Eastern markets. To date, its enterprise systems have been implemented at approximately 15,000 customer sites around the world. For the year ended December 31, 1999, the Company's revenue and loss before income taxes were approximately $619.1 million and ($309.6 million), respectively, as compared with $735.6 million and ($335.2 million), respectively, for the year ended December 31, 1998.

     Baan Company N.V. is a Netherlands holding company with its statutory seat in Barneveld, The Netherlands, and conducts business through its domestic and international subsidiaries. Baan Holding B.V., the predecessor of Baan Company N.V., was incorporated in 1983. References in this Form 20-F to "Baan" or "the Company," unless the context otherwise requires, relate to Baan Company N.V., its predecessor, Baan Holding B.V., and its subsidiaries. The Company maintains dual headquarters at Baron van Nagellstraat 89, 3770 LK Barneveld, the Netherlands, telephone number +31 (0) 342-428888, and at 2191 Fox Mill Road, Herndon, Virginia, 20171, telephone number (703) 234-6000.

INDUSTRY BACKGROUND

     The enterprise applications market as defined today by industry analysts has developed through the consolidation of three primary markets -- Enterprise Resource Planning (ERP) including manufacturing automation and accounting and financial management, Customer Relationship Management (CSM) and Supply Chain Management (SCM).

     Like many enterprise application vendors, Baan Company's roots are in ERP. During the late-1990s, several factors drove ERP industry growth rates in excess of 50% per year. Some of the key drivers included:

     - Requirement to continually drive down costs in a competitive global economic environment,

     - Conversion of legacy systems to a new generation of products to support the Year 2000 (Y2K),

     - The requirement to support multi-currency reporting due to adoption of the Euro.

     In early 1998, market analysts expected growth rates to moderate somewhat but continue in excess of 35% per year through the year 2001. In reality, based on publicly available information or analysts' estimates, the leading vendors in the ERP space saw growth rates drop unexpectedly from around 40% in the first quarter 1998 (compared to first quarter 1997) to less than 5% growth in the fourth quarter of 1998 (compared to the fourth quarter 1997). Throughout 1999, new license growth in the enterprise applications market declined by approximately 25% year over year from 1998 levels, which represented a dramatic change from the 40%+ growth rates of previous years. New license revenue is the key growth engine for software companies like Baan and drives related revenue in follow-on services (such as consulting and education) and support across the entire organization.

     Industry analysts like the Gartner Group and AMR expect new license revenue to begin to grow again by the second half of 2000. While Supply Chain Management and Customer Relationship Management markets are already seeing a return to growth, ERP market growth in the manufacturing sector is lagging somewhat behind these other markets.

     The second half of 1999 also marked a dramatic and fundamental shift in the enterprise applications market with the emergence of the Internet as a viable platform for Business-to-Business (B2B) commerce transactions. Today, industry analysts expect that the transition of core business processes to the Internet will be a primary driver for growth in Enterprise Applications in 2000 and beyond.

     The Company believes market growth opportunities for enterprise application vendors remain in four distinct areas:

     - Internet adoption -- Industry analysts expect that Internet "enablement" of business processes will fuel license revenue growth in this segment of over 100%. This growth will be in software areas that support all aspects of an enterprise's commerce chain as companies seek to integrate the Internet into Customer Relationship Management, Inbound Supply Chain Management business processes, and eventually into core manufacturing processes.

     - Customer Relationship Management -- Industry analysts expect growth levels in excess of 50% per year for this area, driven by the adoption of Internet technology and new Internet business models.

     - Supply Chain Management -- Industry analysts suggest that this area will grow in excess of 50% per year, as globalization and increased competition drive companies to seek to differentiate themselves through distribution and delivery models. In addition, the adoption of Internet commerce is placing a greater emphasis on Supply Chain Management.

     - Mid-market ERP -- The cost and complexity of traditional ERP and operations management products historically limited adoption in this segment. Today, penetration rates for the mid-market are below 30%. As vendors like Baan Company delivered solutions on industry standard platforms and reduced deployment times from years to months, operations management solutions became cost effective for the mid-market. Industry analysts continue to believe that the mid-market represents high growth opportunities for the ERP vendors.

BAAN COMPANY STRATEGY

     Baan Company believes that 1999 was a transition year for the enterprise applications market. In addition to the external and economic factors that shaped the market in 1999, Baan Company believes that the emergence of the Internet as a viable platform for Business-to-Business E-Commerce is driving a tremendous technology shift in the way applications are developed, implemented, deployed, and used. This technology shift will have a dramatic impact in the enterprise applications market and is a key driver in shaping Baan's go-forward strategy.

     Given these market trends, and in light of uncertainties in market demand post-Y2K, Baan initiated a strategic planning process in mid 1999 to assess the implications for Baan in this new market scenario. Revenues, previously stated only by geography and revenue type, were analysed by product line and each product area underwent thorough examination in terms of its market positioning and goals for the coming year. The focus of this effort was to ensure that the Company was lining up all of its resources to become the first enterprise applications vendor to deliver an integrated, 'end to end' ERP/SCS/CRM solution and to and e-enable the product line.

     In October 1999, Baan's top 200 managers gathered to review the strategy that had evolved as a direct result of this planning process and to adapt the 'go to market' model to mirror the strategy. In Q4 1999, the reorganization to support this strategy was announced.

     There were several key product announcements during 1999 that reflected those strategic goals. In April 1999, the Company launched the Baan E-Enterprise suite of web-enabled enterprise software applications.

The suite includes applications to support both buy-side and sell-side E-Commerce business processes to facilitate business between the entire value chain of employees, partners, resellers, and suppliers.

     At BaanWorld in November 1999, the Company announced its strategy around 'e-Fulfillment', bringing together its integrated product suite in Baan Enterprise Solutions to address the needs of manufacturing and engineering companies competing in the new Internet economy.

     In December 1999, the Company made generally available Baan Enterprise Solutions, the industry's first integrated suite of ERP, SCM, and CRM applications. With this release, Baan also released new integration technology, Baan OpenWorld, based on the Extensible Mark-up Language (XML). In 1999, XML emerged as the integration language of the Internet, positioning Baan several years ahead of their competitors.

     The Company also had success in improving levels of customer satisfaction, in part by protecting, and investing in, its global support resources during 1999. The Company continued to make progress in improving levels of customer satisfaction in post sales support and maintenance with incremental improvements across six successive quarters in quality and nine successive quarters in business unit performance. This improvement was due to improved efficiency and productivity in Customer Support and the continued levels of investment in this area over this difficult period.

     Over the course of the year, Baan maintained its strong commitment to Research and Development, increased investments in building E-Commerce applications, and invested in marketing to create higher levels of corporate brand recognition.

     Management believes that these actions positioned the Company well for what analysts suggested would be improved market conditions for the enterprise applications market in 2000.

DELIVERING e-FULFILLMENT TO ENGINEERING AND MANUFACTURING INDUSTRIES

     Baan believes its re-stated strategic focus positions it technologically for a future leadership role in the emerging Business to Business (B2B) engineering and industrial/manufacturing market. Baan believes it currently has more engineering and manufacturing customers than its top three competitors combined. Analysts predict that the e-commerce marketplace will grow to $2.3 billion by 2003, with more than 85% of the e-commerce revenue generated in engineering and manufacturing vertical markets. Baan's belief in its e-Fulfillment strategy is derived from at least the following factors:

     - Baan has the ability to deliver all the major components of e-Fulfillment: Logistics and Supply Chain Management, Sourcing, Inventory Planning, Demand Management, Master Scheduling, Production Planning, Procurement, Transportation, Order Management, Warehousing, Marketing, Sales, Configuration etc.

     - ERP is the main transaction backbone of the enterprise and represents the only application in a company that effectively supports the execution of a business process. Baan believes that back-office excellence is the foundation of e-commerce strategies -- many industry analysts agree that a company with a well-implemented ERP application has a stronger foundation on which to execute a successful e-business strategy.

     - Open Integration with partners through Extensible Mark-Up Language (XML) technology, the integration standard for the internet: Baan, provides the ability to integrate best of breed or niche applications provided by other e-business partners to be effective in this collaborative environment. Baan's integration spans data integration; application integration; business process integration and business community or collaborative integration.

     - The ability to reflect on-going business change with the Baan Dynamic Enterprise Modeling tool (DEM): the effect of the internet has significantly changed the way businesses will operate now and in the future. As more innovative and agile business models evolve, the systems and processes must change rapidly in order to maintain the ability to fulfill customers' orders. Baan has invested heavily in tools that quickly implement according to business need and allow rapid change to systems to support this evolving model.

     - E-enabled supply chain via Baan's collaborative application framework:
       Baan's collaboration technology allows companies to move from a linear/sequential supply chain model to one where multiple activities occur concurrently, within a commerce network. e.g. order-by-order basis interrogating the capabilities of all the supplying partners to deliver their component as part of fulfilling a customer order.

TARGET CUSTOMERS

     Baan selects target markets based on four factors. Each industry has well-defined supply and demand chains that can take advantage of the complete range of products offered by Baan Company. Second, these industries have a focus on clearly-defined industry best practices that can be modeled and automated with Baan products. Third, the competitive nature of these markets requires continuous assessment and re-assessment of business processes and the underlying information technology ("IT") infrastructure. Finally, the Company has deep domain expertise that can be leveraged to create a competitive position and reference base in these markets. Baan Company's chosen market sectors are listed below:

     - Project Industries: includes Aerospace and Defense, Shipbuilding, Trains, Engineering Construction

     - Industrial: includes Industrial Machinery, Machine Tools, Components, Fabricated Products, Furniture, Plastic and Rubber Products

     - Electrical and Electronic: includes Computer Equipment, Telecom and Radio Equipment, Electrical Appliances, Instruments, Electrical and Electronic Components

     - Secondary Processes: includes Construction Material, Glass Products, Steel Production, Paper and Pulp and Card products, Steel and Non-Ferrous Metal Production

     The Company also targets individual product lines to other industries, including healthcare, hospitality, insurance, professional services, telecommunications, transportation, wholesale, utilities, and other industries. Baan partners with resellers both to address additional market segments and to reach a larger number of enterprises and has achieved some success in gaining mid-market customers through these initiatives.

1999 REORGANIZATION

     In the fourth quarter of 1999, the Company undertook a strategic reorganization to focus its operations on providing the open, integrated and e-enabled enterprise solutions described above. In connection with that decision, the Company recorded write-downs of $67.0 million for certain capitalized software, equipment and intangible assets not related to its core strategy, and took certain other restructuring charges of $10.7 million, related to the closing of 14 offices and a reduction of headcount by approximately 4% (or 200 employees). As we now describe, however, continued operating losses and other events in the first and second quarter of 2000 will require that the Company undertake a much more extensive restructuring of operations; improve sales productivity; create a better balance of headcount and skills against projected demand in consulting, training and other areas; and continue to make adjustments in our product delivery strategy.

CONSIDERATION OF STRATEGIC OPTIONS FOR THE FUTURE OF BAAN COMPANY

     Despite the downward trend in license revenue that affected the entire enterprise applications sector in 1999 (due to the Year 2000 issue, increased competitive pressures, and other factors), the Company's overall revenue position showed positive signs as 1999 came to a close. But in early 2000, caused in part by new market pressures as companies accepted and adapted to the Internet economy, but more importantly due to internal issues affecting the Company, Baan has experienced significant downward pressures on its license and overall revenue. In January 2000, the Company announced the resignations of both the then Chief Executive Officer (Mary Coleman) and Chief Financial Officer (Jim Mooney). In addition, several other members of the senior management also departed, or announced they would be departing, in the first quarter of 2000. Further, as a result of the restructuring and other charges taken in the fourth quarter of 1999, the Company was confronted with a deteriorating equity position. The Amsterdam Exchanges (AEX, on which, in addition to the NASDAQ, the Company is listed) requires that its listed companies maintain positive shareholder equity; failure to do so can result in the listed company being placed on "special listing conditions" that typically result in a significant erosion in the share price and volume of trading. By the end of January, the share price had declined to approximately one-half its value at the start of the year. These events, combined with continuing operating losses, contributed to increased concerns amongst investors, key customers, prospects, and employees about the Company's viability going forward. This created a climate where it was increasingly difficult for the Company to successfully close new business transactions.

     The Company immediately took steps during the first quarter to fill open management positions. That new team was faced with a series of immediate challenges, including: (1) increased difficulty in making new sales and retaining existing customers due to concerns about the viability of the Company;
(2) a deteriorating equity position that was under scrutiny by the AEX and (3) a declining share price. This meant that in the first quarter of 2000, the management of the Company was forced to devote significant resources to an effort to stabilize the Company's financial situation.

     On January 31, 2000, the Company retained Lazard Freres to assist in examining the financial position of the Company, reviewing strategic options to maximize shareholder value (including a possible sale of the Company) and exploring other transactions to raise equity for the Company. These efforts culminated in May of 2000 with the Company's Management and Supervisory Boards unanimously approving an Offer Agreement with Invensys plc under which Invensys has offered to purchase 100% of the issued share capital of the Company for 2.85 Euro per share. The details of the events leading up to the Invensys offer and the reasons for the Boards' recommendation in support of that offer are set forth in full in the Company's Schedule 14D-9 filed with the SEC on June 14, 2000 in connection with the offer. That offer, which was originally scheduled to close on July 13, 2000, has been extended and is currently scheduled to close on July 25, 2000. There are several conditions to close, including without limitation that 95% of all Baan shares be tendered in support of the offer.

PRODUCTS

PURSUE PRODUCT INNOVATION

     As a technology innovator, Baan traditionally has made substantial investments in research and product development. Research and development ("R&D") expenses increased from $90.8 million in 1997 to $134.7 million in 1999. Employees involved in R&D increased from 1,341 at December 31, 1997 to 1,701 at December 31, 1999. The Company has adopted a strategy of periodically reinventing its products in order to maintain a leading-edge solution to address changing market needs. Each new generation of Baan software consists of substantially rewritten code, providing higher performance and greater functionality.

     During 1999, the Company's product strategy was driven by two principal goals: e-enabling and extending its products to meet the shift to B2B commerce, and delivering the first fully integrated ERP-SCM-CRM product suite.

     In April 1999, the Company launched the Baan E-Enterprise suite of web-enabled enterprise software applications. The suite includes applications to support both buy-side and sell-side E-Commerce business processes to facilitate business between the entire value chain of employees, partners, resellers, and suppliers.

     At BaanWorld in November 1999, the Company announced its strategy around 'e-Fulfillment', bringing together its integrated product suite in Baan Enterprise Solutions to address the needs of manufacturing and engineering companies competing in the new Internet economy. Baan has a portfolio of more than 100 internet-enabled software products to deliver against its e-Fulfillment strategy. These include ERP, manufacturing and supply chain applications and customer relationship management applications (sales force automation, product configuration, marketing and call center products). Add-on modules to support these core products such as business reporting tools, business-modeling tools, are also available.

     In December 1999, the Company made generally available Baan Enterprise Solutions, the industry's first integrated suite of ERP, SCM, and CRM applications. With this release, Baan also released new integration technology, Baan OpenWorld, based on the Extensible Mark-up Language (XML). In 1999, XML emerged as the integration language of the Internet, positioning Baan several years ahead of their competitors.

ENTERPRISE RESOURCE PLANNING

     Baan ERP offers an open integration, e-enabled transaction backbone that operates on a broad number of platforms.

     - BaanERP's standard products, which are Year 2000 and Euro compliant, include integrated software modules for seven broad areas: manufacturing execution, constraint-based planning and scheduling, distribution and transportation, finance, service management, project management, and process manufacturing.

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

CUSTOMER RELATIONSHIP MANAGEMENT

     Baan added to its customer management product suite in 1997 with the acquisition of Aurum Software, Inc. and the acquisition of other complementary products and technologies. Baan acquired Antalys, Inc. (1996), Beologic A/S
(1997), and Matrix Holding B.V. (1997), providing complementary sales configuration and sales automation capabilities. BaanFrontOffice comprises the following core applications:

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

     - BaanMarketing: allows planning, execution and measurement of marketing campaigns.

PROCESS MODELING AND RAPID IMPLEMENTATION

     - Dynamic Enterprise Modeling (DEM) is a set of tools and templates for business modeling and rapid software implementation, facilitating implementation, adaptation and re-implementation of the system as business conditions change.

PRODUCT DEVELOPMENT

     The Company's research and development is comprised of a research group of 1,701 at December 31, 1999 (and that number has not materially changed during the first half of 2000). The research group evaluates new and emerging technologies and methodologies. The organization develops prototypes to test the practical use of new concepts and helps determine how these concepts might be introduced into the Company's products. Research areas include intelligent resource planning, object-oriented technologies and functionality, money requirements planning, logistics tools, performance tools, and extensions to BaanDEM to more closely integrate software to the customer's organization.

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

SALES AND MARKETING

     The Company sells and supports its products through direct and indirect sales and support organizations in 80 countries. In addition to its corporate headquarters in Barneveld, The Netherlands, and Herndon, Virginia, United States of America, the Company maintains regional offices throughout the Americas, Europe and Asia. The Company has direct sales offices in approximately 30 countries and also maintains independent distributors that market the Company's products and provide first-line support in over 50 countries.

     The Company's indirect channel has increased from 15 channel partners in 1996 covering two countries, The Netherlands and Germany, to over 200 channel partners covering over 15 countries, including the United States, Canada, much of Europe, and countries in the Asia Pacific region.

CUSTOMERS

     As of December 31, 1999, the Company had licensed approximately 15,000 system installations to more than 7,000 customers worldwide. Customers range from four users to more than 25,000 users, which the Company believes demonstrates Baan's capability to deliver a solution for both small and medium enterprises and large companies, particularly with its core manufacturing and engineering customers. In addition, Baan's customer base represents the full range of platform support, including database, hardware, and operating system platforms.

     Customer names include:

     AUTOMOTIVE
       Donnelly Corporation
       Honda of America Mfg., Inc.
       International (Navistar)
       Mercedes-Benz U.S. International
       Volkswagen AG
       Flexfab

     AEROSPACE AND DEFENSE
       BAE Systems
       Boeing
       GKN Westland Aerostructures
       Fokker
       Litton Industries
       Snecma

     HIGH-TECH/ELECTRONICS
       Bang & Olufsen
       Flextronics International
       Nortel Networks
       Microchip Technology Inc.
       Solectron

     INDUSTRIAL EQUIPMENT & MACHINERY
       Carrier Incorporated
       Diebold Incorporated
       Komatsu
       Komatsu Mining Systems
       Liebherr
       Okuma Europe GmbH
       National Machinery
       Otis GmbH & Co. OHG

     Other industries include:

     PRIMARY METALS
       BICC General
       Corus Group (British Steel)
       Maksteel

     TELECOMMUNICATIONS
       AT&T
       KPN Dutch Telecom

     FURNITURE
       Aspa Assenburg
       Herman Miller
       Teknion Furniture Systems
       SMED International, Inc.

     UTILITIES AND ENERGY
       Cogas
       Remu

     TRANSPORTATION AND LOGISTICS
       Consolidated Freightways
       Excel-MSAS Global Logistics
       TNT Logistics North America

     PETRO-CHEMICALS
       Air Products & Chemicals, Inc.
       DuPont

     RETAIL/WHOLESALE
       Sears Roebuck & Co

     PROCESS INDUSTRIES
       Boise Cascade
       No customer accounted for 10% or more of total revenues in 1997, 1998, or 1999.

GLOBAL SERVICES AND SUPPORT

     The Company believes that it is essential to customer satisfaction and the Company's long-term success to facilitate the full and satisfactory implementation of the Company's products at customer sites. Accordingly, the Company provides a full range of value-added consulting, education and support services directly to end-user customers, including project management to promote rapid and efficient software implementation, product consultancy, and technical support. The Company integrates these activities utilizing relationships with leading third-party providers of business process consulting and implementation and customization services for enterprise application systems. As of December 31, 1999, the Company had 1,892 employees in its customer support and services organization.

     Customer Support: The Company's Baan Support Centers provide technical maintenance and support to Baan's customers. Maintenance and support includes 24-hour customer support. The Baan Global Support organization consists of three main centers, located in Ede, The Netherlands; Grand Rapids, Michigan, USA; and Bombay, India, with auxiliary operations throughout the world including Canada, Brazil, Germany, UK, and Japan. This presence helps the Company support customers and partners in different regions, language areas and time zones worldwide. The support centers are closely integrated with the Company's development organization. The Company provides maintenance and support services for an annual fee that entitles customers to receive maintenance and support services as well as enhancements and updates to their licensed version of software.

     Consulting Services: The Company provides a full range of fee-based consulting services, including enterprise modeling, project/program management, application consulting, and technical consulting to its customers. Baan's strategy is to focus on those services that are believed to provide significant value with respect to the quality of implementation projects, while relying upon a broad third party network to provide generic implementation services and customization services to customers. At year-end Baan had more than 250 third party consulting partners with more than 14,000 trained consultants on staff supplementing Baan's own consulting experts.

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

COMPETITION

     The enterprise business application software market is highly competitive. The market is rapidly changing, and is significantly affected by new product introductions, geographical regional market growth, integration of supply chain networks and issues related to policy such as the anticipated requirements of the European Monetary Unit and the Year 2000 date change. Baan's products span an organization's entire value chain, including E-Business and Web Commerce, Customer Relationship Management, Enterprise Resource Planning, Supply Chain Management, and Corporate Knowledge Management, and are available on the leading internet/intranet, client/server, and database platforms. Baan's current and prospective competitors offer a variety of products and solutions to address these markets. Baan's primary competition comes from a number of large independent software vendors including SAP AG ("SAP"), Oracle Corporation ("Oracle"), J.D. Edwards & Company ("JDE"), Siebel Systems, i2 Technologies, and PeopleSoft, Inc. ("PeopleSoft"). In addition, Baan faces indirect competition from suppliers of custom-developed business application software that have focused mainly on proprietary mainframe and minicomputer-based systems with highly customized software, such as the systems consulting groups of major accounting firms and systems integrators.

     Since the latter part of 1997, Baan has been seeking to improve its penetration in the Small to Medium Size Enterprises ("SME") market and to expand into enterprise applications beyond the traditional ERP solutions. As Baan pursues these strategies, Baan expects to face additional competition from a number of companies that offer such applications for the SME market, as well as established ERP vendors such as SAP, Oracle and PeopleSoft. For our products outside the ERP market segment, Baan competes with a number of companies, with particular strength in these markets, such as Siebel Systems in the customer interaction software ("CIS") or front-office productivity market, along with i2 Technologies, Inc. and Manugistics Group, Inc. in the supply chain management software market.

     Many of Baan's competitors have significant competitive advantages over Baan, including longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition, and a larger installed base of customers. In addition, certain competitors, such as SAP, Oracle and PeopleSoft, have well-established relationships with present and potential customers of Baan. Furthermore, companies with significantly greater resources than Baan could attempt to increase their presence in the market by acquiring or forming strategic alliances with competitors of Baan, and such companies may be in a better position to withstand the current slowdown in the ERP market. There can be no assurance that Baan will be able to compete successfully with existing or new competitors.

     Baan relies on a number of systems consulting and systems integration firms for implementation and other customer support services. Baan also relies on these firms to recommend Baan's products to potential customers as the potential customers are evaluating different competitive offerings. Although Baan seeks to maintain close relationships with these third-party implementation providers, many of these firms have similar, and often more established, relationships with Baan's principal competitors. If Baan is unable to develop and retain effective, long-term relationships with these third parties, it would adversely affect Baan's competitive position.

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

EMPLOYEES

     As of December 31, 1999, the Company had 4,835 full-time employees, of which 1,701 were engaged in research and development, 852 in sales and marketing, 1,892 in consulting, education and customer support services, and 390 in finance and general administration. Full-time employees in 1998 and 1997 were 5,101 and 4,254, respectively. In The Netherlands, certain of the Company's employees are represented by statutory Works Councils. A Works Council, required under Netherlands law to be established by a company with more than a specified number of employees, is an independent body elected by the employees of a business. In general, the employer is required to seek the approval and/or advice of the Works Council before proceeding with making certain significant decisions affecting the employees and the business. None of the Company's employees is represented by any collective bargaining agreements and the Company has never experienced a work stoppage.

     Through attrition and the reorganization announced in the fourth quarter of 1999, the total number of full-time employees within the Company has decreased since year-end to approximately 3,900 at the end of June. That number is expected to be further reduced as a result of the restructuring the Company must pursue.

ITEM 2.  PROPERTIES

     The Company's executive offices are located in Barneveld, The Netherlands and in Herndon, Virginia with its statutory seat at Barneveld, The Netherlands. The Company also has direct sales offices in approximately 30 countries. The Company leases its office and research and development facilities with leases of various duration. Certain of these properties are leased from parties who, at the time of leasing were related parties of the Company. The Company believes that its existing and currently planned domestic and international facilities will be sufficient to meet its needs for at least the next twelve months.

ITEM 3.  LEGAL PROCEEDINGS

     The Company is party to legal proceedings from time to time, which might include claims by customers, suppliers, other vendors, resellers, and former employees. There is no such proceeding currently pending that the Company believes is likely to have a material adverse effect upon the Company's business as a whole. Any litigation, however, involves potential risk and potentially significant litigation costs. There can be no assurances, therefore, that any litigation that is now pending or which may arise in the future will not have a material adverse effect.

     In October of 1998, the Company and certain of its current or former officers and directors were named as defendants in a purported shareholder class action lawsuit entitled Salerno v. Baan Company N.V. et al., which was brought in the United States District Court for the District of Columbia. Six additional purported shareholder class action lawsuits were subsequently brought, each in the same court with substantially similar allegations: that the Company allegedly violated certain of the U.S. securities laws by making purportedly false and misleading statements about the Company's operations during the period from in or around the end of January 1997 through mid-October 1998. The several actions have been consolidated and lead plaintiffs and counsel have been named. On August 4, 1999, the Company moved: (i) to dismiss the claims of shareholders who purchased Baan securities on foreign (non-U.S.) exchanges -- and such plaintiffs are believed to comprise as much as 80% of the purported class -- on the ground that the U.S. courts lack subject matter jurisdiction over such claims; and (ii) to dismiss the entire complaint for failure to adequately plead alleged claims for securities violations. On June 21, 2000, the court granted that part of the motion seeking to dismiss for lack of subject matter jurisdiction the claims of those plaintiffs who neither reside in the United States nor made their stock purchases in the United States. The litigation will now proceed with respect to the remaining claims.

     In September of 1999, the Company and certain of its current or former officers and directors were named as defendants in a separate lawsuit entitled Ratliff v. Baan Company N.V. et al., which was brought in the United States District Court for the District of Georgia. The complaint asserts purported claims for breach of contract, violation of certain of the U.S. securities laws, violation of the Georgia Securities Act, and intentional and negligent misrepresentation -- , all in connection with the Company's acquisition in September 1998 of CAPS Logistics, Inc. ("CAPS"). The plaintiffs -- who are three of the four selling shareholders -- allege that certain of the Company's public financial reports allegedly relied upon by the plaintiffs in connection with the transaction were materially false and misleading, that certain of the Company's officers made materially false and misleading statements to one or more of the plaintiffs during the negotiations leading to the acquisition, and that the Company did not comply with certain representations and warranties in the merger agreement. Plaintiffs seek rescission of the Company's purchase of CAPS and return of CAPS to the plaintiffs, and unspecified economic damages. In or around November 1999 the Company moved to dismiss the action on grounds, inter alia, that the complaint fails to adequately plead alleged claims for securities violations. The motion has been fully briefed and awaits oral argument and/or decision from the court. All discovery in the case has been stayed pending resolution of the Company's motion.

     The Company has retained outside counsel in both purported shareholder actions described above and, as also described, is vigorously defending. See
Note 12 of Notes to Consolidated Financial Statements.

ITEM 4.  CONTROL OF REGISTRANT

     To the Company's knowledge, it is not owned or controlled by another corporation or by any foreign government. The table below sets forth certain information with respect to the beneficial ownership of Common Shares as of May 31, 2000 by (i) any person known to the Company to be the owner of more than ten percent of the Common Shares, and (ii) the total amount of Common Shares owned by all officers and directors as a group:

                                                          SHARES       APPROXIMATE
                                                       BENEFICIALLY      PERCENT
NAME AND ADDRESS OF BENEFICIAL OWNER                   OWNED(1),(2)       OWNED
------------------------------------                   ------------    -----------
All directors and Executive officers (10 persons) as
  a group(3).........................................   1,496,503         0.68%

---------------
(1) On May 31, 2000, Vanenburg Group B.V. sold their remaining 5.54% interest in the Company to Invensys plc. As of July 13, 2000, Invensys plc had acquired 24.8% of the Company's total outstanding common shares.

(2) Applicable percentage of ownership is based on the approximate number of Common Shares outstanding as of May 31, 2000, together with the applicable options for each shareholder. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission, and includes voting and investment power with respect to shares. Shares subject to options currently exercisable within 60 days after May 31, 2000, are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

(3) Includes 857,321 shares issuable upon exercise of options to purchase Common Shares granted to executive officers and directors of the Company which are exercisable within 60 days after May 31, 2000.

ITEM 5.  NATURE OF TRADING MARKET

     The Company's Common Shares are quoted on the NASDAQ National Market under the symbol "BAANF" and on the Official Market of the Amsterdam Stock Exchange under the symbol "Baan". The following table lists the high and low closing prices during 1998 and 1999. The Company's Common Shares began trading on the NASDAQ National Market on May 19, 1995 and began trading on the Official Market of the Amsterdam Stock Exchange on May 23, 1995, after giving effect for two-for-one stock splits that were effective May 1996 and December 1997.

                                                      NASDAQ NATIONAL     AMSTERDAM STOCK
                                                        MARKET (US$)      EXCHANGE (EURO)
                                                      ----------------    ----------------
                                                       HIGH      LOW       HIGH      LOW
                                                      ------    ------    ------    ------
Fiscal 1998:
  First Quarter.....................................  50.25     28.75     47.15     28.41
  Second Quarter....................................  55.50     35.50     49.33     33.17
  Third Quarter.....................................  43.63     25.13     40.66     21.74
  Fourth Quarter....................................  24.75      9.50     21.78      7.85
Fiscal 1999:
  First Quarter.....................................  14.13      7.13     12.75      6.15
  Second Quarter....................................  17.63      7.19     16.75      6.40
  Third Quarter.....................................  15.88     12.25     15.56     10.85
  Fourth Quarter....................................  14.88     11.75     15.20     10.90

     On December 31,1999 and 1998, the exchange rate of Dutch Guilders into the "Euro" currency unit was NLG 2.20371/Euro.

     On May 31, 2000, the closing price of the Company's Common Shares was $2.75 and 2.97 Euro per share as reported by the NASDAQ National Market and the Amsterdam Stock Exchange, respectively. As described above, on May 31 Invensys plc offered to purchase all issued shares of the Company for 2.85 Euro per share. That offer is currently pending. Since announcement of the offer, the shares have traded at or around the offer price.

     On May 31, 2000, the exchange rate of Dutch guilders into U.S. dollars (the New York foreign exchange selling rate) was NLG 2.350/$1.

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

     The anticipated tax consequences are subject to change, and such change may be retroactively effective. If so, the following summary may be affected and may not be relied upon. Further, any variation or differences from the facts or representations recited herein, for any reason, might affect the following discussion, perhaps in an adverse manner, and make them inapplicable. In addition, the Company has undertaken no obligation to update this discussion for changes in facts or laws occurring subsequently to the date thereof.

     The summary represents solely the views of the Company as to the interpretation of existing law and, accordingly, no assurance can be given that the tax authorities or courts in the U.S. or the Netherlands will agree with the summary hereafter.

NETHERLANDS TAXATION

     The following is a summary of the Netherlands tax consequences to an owner of Common Shares who is not, and is not deemed to be, a resident of The Netherlands for purposes of the relevant tax codes (a "non-resident Shareholder"). The summary does not address taxes imposed by the Netherlands and its political subdivision other than the dividend withholding tax, individual income tax, corporate income tax, net wealth tax, and gift and inheritance tax.

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

     A non-resident Shareholder can be eligible for a reduction or refund of the Netherlands dividend withholding tax under a tax convention which is in effect between the country of residence of the non-resident Shareholder and the Netherlands. The Netherlands has concluded such conventions with, among others, the United States and all members of the European Union except Portugal. Under most of these conventions, the Netherlands dividend withholding tax is reduced to a rate of 15% or less unless the recipient shareholder has a permanent establishment in the Netherlands to which the Common Shares are attributable.

     No withholding tax applies on the sale or disposition of Common Shares to persons other than the Company and affiliates of the Company.

INCOME TAX AND CAPITAL GAINS

     A Shareholder will not be subject to the Netherlands' income tax with respect to dividends distributed by the Company on the Common Shares or with respect to capital gains derived from the sale or disposal or Common Shares in the Company, provided that:

       (i) such holder is neither resident nor deemed to be resident in the Netherlands;

      (ii) such holder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise, as the case may be, the Common Shares are attributable; and

     (iii) such holder does not have a substantial interest or a deemed substantial interest in the share capital of the Company or, if such holder does have such an interest, it forms part of the assets of an enterprise.

     Generally, a holder of Common Shares will not have a substantial interest if he, his spouse, certain other relatives (including foster children), or certain persons sharing his household, do not hold, alone or together, directly representing five per cent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Company. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

NET WEALTH TAX

     A Shareholder will not be subject to the Netherlands net wealth tax in respect of the Common Shares provided that such Shareholder is not an individual or, if he is an individual, the conditions described in clauses (i) and (ii) of the provision under "Income Tax and Capital Gains" are satisfied.

GIFT, ESTATE OR INHERITANCE TAXES

     No gift, estate or inheritance taxes will arise in the Netherlands with respect to an acquisition of Common Shares by way of a gift by, or the death of, a Shareholder who is neither resident nor deemed to be resident in the Netherlands, unless (i) such Shareholder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the Common Shares are or were attributable, or (ii) in the case of a gift of Common Shares by an individual who at the date of the gift of Common Shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift while being resident or deemed to be resident in the Netherlands.

U.S. FEDERAL INCOME TAXATION

     For purpose of this summary, a "U.S. Shareholder" is any Shareholder that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States (or any State thereof, including the District of Columbia), or
(iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. A "Non-U.S. Shareholder" is any Shareholder that is not a U.S. Shareholder.

TAXATION OF DIVIDENDS

     The gross amount (before reduction for withholding taxes) of a distribution with respect to the Common Shares will be a dividend to a U.S. Shareholder, taxable as ordinary income, to the extent of the Company's current or accumulated earnings or profits (as determined under U.S. federal income tax principles). Distributions paid by the Company in excess of current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Shareholder's adjusted tax basis in his or her Common Shares, and thereafter as a gain from the sale or exchange of a capital asset. These dividends are generally not eligible for the dividends-received deduction otherwise allows to U.S. corporate shareholders on dividends from U.S. domestic corporations. The amount of any distribution paid in guilders will be equal to the U.S. dollar value of the guilders on the date of receipt, regardless of whether the U.S. Shareholder converts the payment into U.S. dollars. Gain or loss, if any, recognized by a U.S. Shareholder on the sale or disposition of guilders would be U.S. source ordinary income or loss.

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

PASSIVE FOREIGN INVESTMENT COMPANIES

     The Company may be classified as a "passive foreign investment company" ("PFIC") for United States federal income tax purposes if certain tests are met. The Company will be a PFIC with respect to a U.S. Shareholder if for any taxable year in which the U.S. Shareholder held the Company's Shares, either (i) 75% or more of the gross income of the Company for the taxable year is passive income; or (ii) the average value during the taxable year of its passive assets (i.e., assets that product passive income or which are held for the production of passive income) is at least 50% of the average fair market value of all of the Company's assets for such year. Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct or a trade or business and not derived from a related person), annuities, and gains from assets which would produce such income other than sales of inventory.

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

FOREIGN PERSONAL HOLDING COMPANIES

     The Company or any of its non-U.S. subsidiaries may be classified as a "foreign personal holding company" ("FPHC") if in any taxable year five or fewer persons who are U.S. citizens or residents own (directly or constructively through certain attribution rules) more than 50% of the Company's stock (a "U.S. group") and at least 60% of the gross income of the Company or the subsidiary consists of passive income for purpose of the FPHC rules, it is likely to meet the income test. Similarly, if more than 60% of the gross income of a non-U.S. subsidiary of the Company were to consist of dividends, interest, royalties (other than active business computer software royalties) or other types of passive income, the subsidiary would meet the FPHC income test.

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

     Although the Company believes that at the present time no U.S. group exists, the Company can give no assurances regarding future ownership of Company shares, which could result in the creation of a U.S. group and thus cause the Company to be treated as a FPHC. Moreover, the Company can give no assurance that it will have timely knowledge of the formation of a U.S. group. In this regard, the Company does not assume any obligation to make timely disclosure with respect to such status.

     If the Company becomes a FPHC, a U.S. person who acquires shares from a decedent would obtain a tax basis equal to the lesser of the fair market value of the shares at the date of the decedent's death or the basis in the hands of the decedent.

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

ITEM 8.  SELECTED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and Notes thereto and other financial information included elsewhere in this Form 20-F. The statement of operations data set forth below for the years ended December 31, 1997, 1998, and 1999, respectively, and the balance sheet data as of December 31, 1998 and 1999 have been derived from the audited Consolidated Financial Statements of the Company included elsewhere in this Form 20-F. The statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data at December 31, 1995, 1996 and 1997 have been derived from audited financial statements not included herein. The operating results for any period are not necessarily indicative of results for any future period. All accompanying consolidated financial statements have been restated to reflect the pooling of interests of the Company and Aurum Software, Inc., which was acquired in August 1997. Certain prior period amounts have been reclassified to conform to the current year presentation. The accompanying consolidated financial statements have not been restated to reflect the pooling of interests of the Company and CODA Group plc. ("CODA") as CODA's historical financial statements are not material to the consolidated historical financial statements of the Company.

                                                       YEAR ENDED DECEMBER 31,
                                        ------------------------------------------------------
                                          1995       1996       1997       1998        1999
                                        --------   --------   --------   ---------   ---------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Statement of Operations Data:
Net revenues(1):
  License revenue.....................  $118,894   $226,135   $367,101   $ 285,778   $ 190,884
  License revenue from related
     parties..........................        --     14,532     66,325      50,600       2,000
                                        --------   --------   --------   ---------   ---------
     Total license revenues...........   118,894    240,667    433,426     336,378     192,884
  Maintenance and service revenue.....   107,791    174,875    246,170     399,271     426,259
                                        --------   --------   --------   ---------   ---------
     Total net revenues...............   226,685    415,542    679,596     735,649     619,143
                                        --------   --------   --------   ---------   ---------
Cost of revenues:
  Cost of license revenue.............     6,678     14,442     31,212      30,741      59,787
  Write-down of capitalized costs.....        --         --         --       9,600      43,105
  Cost of maintenance and service
     revenue..........................    86,888    143,746    189,871     302,063     332,091
                                        --------   --------   --------   ---------   ---------
     Total cost of revenues...........    93,566    158,188    221,083     342,404     434,983
                                        --------   --------   --------   ---------   ---------
Gross profit..........................   133,119    257,354    458,513     393,245     184,160
                                        --------   --------   --------   ---------   ---------
Operating and non-recurring expenses:
  Sales and marketing.................    62,901    102,191    171,572     272,497     172,412
  Research and development............    21,004     45,843     90,849     151,369     134,733
  General and administrative..........    30,091     49,136     72,489     156,148     143,791
  Asset write-downs...................        --         --      3,393      27,299      23,906
  Loss on disposal of assets..........        --         --         --      58,030          --
  Restructuring and other charges.....        --         --      8,675      59,972      10,722
                                        --------   --------   --------   ---------   ---------
     Total operating expenses.........   113,996    197,170    346,978     725,315     485,564
                                        --------   --------   --------   ---------   ---------
Income (loss) from operations.........    19,123     60,184    111,535    (332,070)   (301,404)
Net interest and other income
  (expense)...........................     1,593       (317)     1,975      (3,122)     (8,175)
                                        --------   --------   --------   ---------   ---------
Income (loss) before income taxes and
  minority interest...................    20,716     59,867    113,510    (335,192)   (309,579)
Provision (benefit) for income
  taxes...............................     9,817     23,255     36,354     (20,000)         --
Minority interest in earnings of
  consolidated subsidiaries...........       (72)        --         --          --          --
                                        --------   --------   --------   ---------   ---------
Net income (loss).....................  $ 10,827   $ 36,612   $ 77,156   $(315,192)  $(309,579)
                                        ========   ========   ========   =========   =========

                                                       YEAR ENDED DECEMBER 31,
                                        ------------------------------------------------------
                                          1995       1996       1997       1998        1999
                                        --------   --------   --------   ---------   ---------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income (loss) per share
  Basic...............................  $   0.07   $   0.20   $   0.40   $   (1.59)  $   (1.43)
  Diluted.............................  $   0.06   $   0.19   $   0.37   $   (1.59)  $   (1.43)
Shares used in per share calculation
  Basic...............................   164,929    179,512    190,842     198,519     215,760
  Diluted.............................   182,866    196,496    206,071     198,519     215,760

                                                              DECEMBER 31,
                                          ----------------------------------------------------
                                            1995       1996       1997       1998       1999
                                          --------   --------   --------   --------   --------
                                                             (IN THOUSANDS)
Balance Sheet Data:
Cash, cash equivalents and marketable
  securities............................  $ 38,522   $240,853   $216,264   $206,831   $196,665
Working capital.........................    73,945    304,863    309,441    123,871     45,306
Total assets............................   196,416    496,973    722,409    823,151    602,738
Long-term debt, less current portion....     1,835    176,260    200,718    191,013    189,041
Shareholders' equity (deficit)..........   117,948    203,016    290,465    156,760     (7,760)
Dividends paid..........................        --         --         --         --         --

---------------
(1) See Note 10 of Notes to Consolidated Financial Statements for information concerning transactions with related parties.

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

ANNUAL RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated the percentage of total net revenues represented by certain items reflected in the Company's statements of operations:

                                                      YEAR ENDED DECEMBER 31,
                                                      ------------------------
                                                      1997      1998      1999
                                                      ----      ----      ----
Net revenues........................................  100%      100%      100%
Cost of revenues....................................   33        46        70
                                                      ---       ---       ---
Gross profit........................................   67        54        30
                                                      ---       ---       ---
Operating expenses:
  Sales and marketing...............................   25        37        28
  Research and development..........................   13        21        22
  General and administrative........................   11        21        23
  Non-recurring expenses............................    2        20         6
                                                      ---       ---       ---
     Total operating expenses.......................   51        99        79
                                                      ---       ---       ---
  Income (loss) from operations.....................   16       (45)      (49)
  Other income (expense)............................   --        --        (1)
  Provision (benefit) for income taxes..............    5        (3)       --
                                                      ---       ---       ---
  Net income (loss).................................   11%      (42)%     (50)%
                                                      ===       ===       ===

     NET REVENUES. The following table sets forth, for the periods indicated, revenues by category and the percentage of total net revenues represented by each category:

                                                       YEAR ENDED DECEMBER 31,
                                        -----------------------------------------------------
                                             1997               1998               1999
                                        ---------------    ---------------    ---------------
                                                          ($ IN THOUSANDS)
Net revenues:
  Total license revenue...............  $433,426     64%   $336,378     46%   $192,884     31%
  Maintenance and service revenue.....   246,170     36%    399,271     54%    426,259     69%
                                        --------    ---    --------    ---    --------    ---
          Total net revenues..........  $679,596    100%   $735,649    100%   $619,143    100%
                                        ========    ===    ========    ===    ========    ===

     Total net revenues decreased 16% ($116.5 million) to $619.1 million in 1999 from $735.6 million in 1998. License revenue decreased 43% ($143.5 million) to $192.9 million in 1999 from $336.4 million in 1998, and maintenance and service revenues increased 7% ($27.0 million) to $426.2 million in 1999 from $399.3 million in 1998. As a percentage of total revenue, license revenue decreased to 31% in 1999 from 46% in 1998; service and maintenance revenue increased to 69% in 1999 from 54% in 1998. No customer accounted for 10% or more of total net revenues in 1997, 1998 and 1999.

     LICENSE REVENUE. License revenues decreased 43% ($143.5 million) to $192.9 million in 1999 from $336.4 million in 1998, and decreased 22% ($97.0 million) in 1998 from $433.4 million in 1997. As a percentage of total net revenues, license revenues were 31% in 1999, as compared to 46% in 1998 and 64% in 1997.

     The Company believes the reduction in 1999 total license revenues, as compared to 1998, was attributable principally to the following five factors:

     Changing competitive and economic landscape

     During 1999, the Company believes that the enterprise applications software market was negatively impacted by a number of industry-wide issues including (i) increased customer focus on addressing Year 2000 problems (ii) increasing and new competition and (iii) changing market conditions driven by the shift to B2B and Internet commerce. The Company believes the impact of these market forces was more pronounced upon the Company because, as it entered the year as compared to certain of its competitors, license fees continued to comprise a greater percentage of the Company's total net revenue, compared to non-license revenues such as maintenance, service and consulting. These factors, in turn, gave rise to a number of market trends that the Company believes slowed license revenue growth. These included longer sales cycles, increased uncertainty of customers in making purchasing decisions, deferral or delay of new IT projects, re-allocation of capital expenditures to fix Year 2000 problems of existing systems and increased and new competition. Certain of these same factors (Year 2000 and increased competition), giving rise to similar market trends (of longer sales cycles, etc.), also contributed to the decline of license revenues in 1998 as compared to 1997.

     Sales execution

     Sales execution was negatively affected due to the increased education and training needed to transition the Company's sales force from selling an ERP (or other single) application to selling a broader product suite incorporating Supply Chain Management and Customer Relationship Management. There also has traditionally been relatively high employee turnover in the sales forces of many enterprise application vendors. As the Company transitioned in 1999 to its integrated product strategy, the inability of the Company to retain high percentages of its sales force for periods longer than one year additionally contributed to increased education and training cycles and inevitably less experienced sales teams, which also negatively impacted total net revenues.

     Business reorganization

     Commencing in 1997 and with the effect continuing through 1999, the Company acquired several software companies as part of a strategy to expand its product footprint beyond ERP and/or to supplement its ERP technology. As with any acquisition strategy, integrating these acquired companies into the Company's corporate organization presented certain challenges. Originally, the Company operated many of the acquired companies as independent entities, in part to respect the differing cultures of these firms and to retain their entrepreneurial spirit. In the summer of 1998, in an effort to begin integrating these various entities, the Company created a matrixed business structure that ultimately proved unduly complex and contributed to certain operational uncertainties and inefficiencies. As part of the Company's restructuring announced in the fourth quarter of 1998, it moved to a more traditional functional organization that, among other things, was designed to present a single face to the customer (by integrating the sales forces) with a minimally matrixed structure and clearer lines of authority. While eliminating a certain amount of complexity in the organization, these changes did create certain additional challenges for the sales force (which had its roots and training in ERP) and de-focused certain domain areas of the business, such as Supply Chain Management and Customer Relationship Management. In its earnings announcement of the first quarter of 2000, the Company indicated that it believes further complexity can be eliminated from the organization, and that further organizational changes will be pursued as part of a stringent cost containment program (the details of which are still being defined) that will be implemented in 2000.

     Operational losses and Company viability

     The Company suffered its first quarterly operational loss (since becoming a public company) in the third quarter of 1998, which led to a restructuring of the Company's operations in the fourth quarter of that year. Despite the 1998 restructuring, the Company generated operational losses for each of the four quarters of 1999, and that trend continued into the first quarter of 2000. In response, the Company announced during the first half of 2000 that it must pursue an aggressive restructuring plan this year that could reduce its operating costs by almost one-half. Its ability to pursue the necessary restructuring, however, has been handicapped by the Company's need to maintain its full listing status on the AEX and to raise adequate financing for the charges that inevitably will result from this plan. The continued operating losses and challenging circumstances under which the Company must pursue a restructuring have generated a certain level of caution among existing and potential new customers of the Company's products and services. During 1999, and continuing into 2000, the Company has seen a number of customers adopt a "wait and see" attitude waiting to purchase the Company's products or services until it sees that the Company has returned to profitability. This negatively affected the Company's license revenues in 1999 and, until the Company returns to profitability, it foresees that this "wait and see" attitude will continue to negatively affect license revenues.

     Personnel changes

     There is high demand, particularly in the United States (and increasingly in Europe as well), for qualified IT personnel, including executives, sales and marketing personnel, and software developers. Like all of its competitors, the Company is experiencing significant turnover in its personnel -- both in its executive ranks and in the field. The Company's operational losses during 1999 and continuing into 2000 have exacerbated the loss of key personnel. This trend negatively affected license revenue in 1999, as the Company identified, hired and trained new sales people. The Company expects to continue to see a certain level of instability in its workforce as the "dot-com" and more established companies continue to recruit its employees and the Company executes on its cost cutting and containment program for 2000.

     MAINTENANCE AND SERVICES REVENUES. Maintenance and service revenues increased 7% ($27.0 million) to $426.3 million in 1999 from $399.3 million in 1998, and increased 62% ($153.1 million) in 1998 from $246.2 million in 1997. These increases were primarily attributable to increased maintenance fees and services to a larger installed base of customers, which in turn was a result of the growth in product licenses. As a percentage of total net revenues, maintenance and service revenues were 69% in 1999, as compared to 54% in 1998, and 36% in 1997.

     REVENUE BY GEOGRAPHY. The Company operates its business in three principal geographic regions, namely, EMEA (Europe, Middle East and Africa), North America (United States and Canada), and Rest of World (Asia Pacific and Latin America). Total net revenues in the EMEA region decreased 8% ($26.9 million) to $310.3 million in 1999 from $337.2 million in 1998 and increased 33% ($83.8 million) in 1998 from $253.4 million in 1997, representing 50%, 46% and 37% of total net revenues, respectively. Total net revenues in the North America region decreased 13% ($36.2 million) to $250.0 million in 1999 from $286.2 million in 1998 and increased 3% ($8.8 million) in 1998 from $277.4 million in 1997, representing 40%, 39% and 41% of total net revenues, respectively. Total net revenues in the Rest of World region remained relatively flat at $58.9 million versus $61.6 million in 1998, and decreased 25% ($20.8 million) in 1998 from $82.4 million in 1997, representing 10%, 8% and 12% of total net revenues, respectively.

     Within the EMEA region, a large proportion of the Company's total net revenues is derived from the Netherlands and Germany. In 1999, 1998 and 1997, net revenues from the Company's operations in the Netherlands, net of related party revenues, were $74.9 million, $79.5 million and $78.7 million, respectively, and represented 12%, 11% and 12% of total net revenues, respectively, with export sales of less than 10% of total net revenues from unaffiliated customers for those years. For the Company's German operations, total net revenues decreased to $72.3 million in 1999 from $95.2 million in 1998 and $90.1 million in 1997, representing 12%, 13% and 13% of total net revenues, respectively. The Company's operations are subject to risks inherent in international business activities, including risks related to currency fluctuations. See "Risk Factors -- There are Obstacles in Managing International Operations", Item 9A -- "Quantitative and Qualitative Disclosures About Market Risks", and Note 13 of Notes to Consolidated Financial Statements.

     GROSS PROFIT. The following table sets forth, for the periods indicated, gross profit for each revenue category:

                                                     YEAR ENDED DECEMBER 31,
                               --------------------------------------------------------------------
                                       1997                    1998                    1999
                               --------------------    --------------------    --------------------
                                             % OF                    % OF                    % OF
                                           REVENUE                 REVENUE                 REVENUE
                                  $        CATEGORY       $        CATEGORY       $        CATEGORY
                               --------    --------    --------    --------    --------    --------
                                                         ($ IN THOUSANDS)
Gross profit:
  License....................  $402,214       93%      $305,637       91%      $133,097       69%
  Maintenance and service....    56,299       23%        97,208       24%        94,168       22%
  Write-down of capitalized
     software................        --       --         (9,600)      --        (43,105)      --
                               --------       --       --------       --       --------       --
          Total gross
            profit...........  $458,513       67%      $393,245       53%      $184,160       30%
                               ========       ==       ========       ==       ========       ==

     The Company's gross profit as a percentage of total net revenues was 30% in 1999, as compared to 53% in 1998 and 67% in 1997. The decrease in gross profit in 1999 compared to 1998 and 1997 is primarily a result of a shift from higher-margin license revenue to lower-margin service revenue. 1999 and 1998 gross profit includes charges of $43.1 million and $9.6 million for write-downs of capitalized software costs, respectively. These charges were taken to reflect a reduced net realizable value of certain software products resulting from the Company's change in product strategy. The Company believes the adjusted carrying value is reasonable based on projections of future cash flows, which are based partially on the condition that the Invensys transaction is completed. In the event the Invensys transaction is not completed, substantial additional charges for impairment may be necessary.

     Gross profit on license revenue decreased to 69% in 1999, as compared to 91% in 1998 and 93% in 1997. Cost of license revenues consists primarily of amortization of capitalized software, the cost of third party software, and the cost of media and freight. Amortization of capitalized software, included in cost of license revenue, amounted to $34.2 million, $14.8 million and $5.9 million in 1999, 1998 and 1997 respectively. The increase in amortization of capitalized software during 1999, and 1998 was due primarily to the CAPS Logistics Inc. acquisition in the third quarter of 1998, and the Proloq and BAIN acquisitions in the third quarter of 1999.

     Gross profit on maintenance and service revenues remained relatively constant in 1999, 1998 and 1997 at 22%, 24%, and 23%, respectively. Cost of maintenance and service revenues consists primarily of cost of product support, consulting and training, including associated software engineering services.

     SALES AND MARKETING. The following table sets forth, for the periods indicated, sales and marketing expenses and such expenses as a percentage of total net revenues:

                                                          YEAR ENDED DECEMBER 31,
                                           -----------------------------------------------------
                                                1997               1998               1999
                                           ---------------    ---------------    ---------------
                                              $         %        $         %        $         %
                                           --------    ---    --------    ---    --------    ---
                                                             ($ IN THOUSANDS)
Sales and marketing expenses.............  $171,572     25%   $272,497     37%   $172,412     28%

     The Company's sales and marketing expenses decreased 38% ($100.0 million) to $172.4 million in 1999 from $272.5 million in 1998, and increased 59% ($100.9 million) in 1998 from $171.6 million in 1997, representing 28%, 37% and 25% of net revenues in 1999, 1998 and 1997, respectively. The decrease in 1999 sales and marketing expenses was primarily a result of the Company's restructuring effort during the fourth quarter of 1998. The increase from 1997 to 1998 reflects the growth of the Company over that period of time and an increased commitment to brand promotion. Sales and marketing expenses also include net foreign currency transaction gains of $27.7 million and $6.5 million in 1999 and 1997, respectively, and a net foreign currency loss of $17.1 million in 1998.

     RESEARCH AND DEVELOPMENT. The following table sets forth, for the periods indicated, research and development expenses and such expenses as a percentage of total net revenues:

                                                          YEAR ENDED DECEMBER 31,
                                            ----------------------------------------------------
                                                 1997              1998               1999
                                            --------------    ---------------    ---------------
                                               $        %        $         %        $         %
                                            -------    ---    --------    ---    --------    ---
                                                              ($ IN THOUSANDS)
Research and development expenses.........  $90,849     13%   $151,369     21%   $134,733     22%

     Research and development expenses decreased 11% ($16.7 million) to $134.7 million in 1999 from $151.4 million in 1998, and increased 67% ($60.6 million) in 1998 from $90.8 million in 1997. Research and development personnel totaled 1,701 people at December 31, 1999, as compared to 1,671 people at December 31, 1998 and 1,341 people at December 31, 1997. This staff is located primarily in the Netherlands, with a smaller number of research and development personnel in India, the United States and various other locations. Research and development personnel represented 35% of the Company's total employees at December 31, 1999, as compared to 33% and 32% at December 31, 1998 and 1997, respectively. In 1999, 1998 and 1997, the Company capitalized 13%, 11% and 17%, respectively, of aggregate research and development expenditures. Aggregate research and development expenditures in such years, including both research and development expenses and capitalized software costs, were $153.7 million, $170.6 million and $110.1 million, respectively.

     During 1999, the Company held steady the Research and Development expenses reflecting the need to continue with a high level of investment in its products. In response to the changing market conditions, the Company re-prioritized many of its existing development projects and put a greater emphasis on development of its internet products. The increase in Research and Development expenses from 1997 to 1998 reflects the Company's continuing investment in the development of new and enhanced products and new technologies, and consist primarily of additional Research and Development personnel.

     GENERAL AND ADMINISTRATIVE. The following table sets forth, for the periods indicated, general and administrative expenses and such expenses as a percentage of total net revenues:

                                                          YEAR ENDED DECEMBER 31,
                                            ----------------------------------------------------
                                                 1997              1998               1999
                                            --------------    ---------------    ---------------
                                               $        %        $         %        $         %
                                            -------    ---    --------    ---    --------    ---
                                                              ($ IN THOUSANDS)
General and administrative expenses.......  $72,489     11%   $156,148     21%   $143,791     23%

     General and administrative expenses decreased 12% ($12.4 million) to $143.8 million in 1999 from $156.1 million in 1998, and increased 115% ($83.6 million) in 1998 from $72.5 million in 1997. As a percentage of total net revenues, such expenses were 23%, 21% and 11% in 1999, 1998 and 1997, respectively. The decreases in general and administrative expenses in absolute dollars are the result of the Company's reorganization during the fourth quarter 1998. General and administrative expenses include charges of $37.4 million, $55.3 million and $12.4 million to bad debt expense for 1999, 1998 and 1997, respectively; additional charges for legal claims of $27.0 million and $7.0 million in 1999 and 1998 respectively; and amortization of intangible assets of $20.4 million, $8.8 million and $6.1 million in 1999, 1998 and 1997, respectively. The increase in 1999 to bad debt expense and charges for legal claims primarily relates to the Company's operating difficulties and marketplace concerns regarding the Company's viability. Amortization of intangible assets is primarily the result of certain of the Company's acquisitions. See Notes 3 and 11 of Notes to Consolidated Financial Statements.

     NON-RECURRING EXPENSES. The following table set forth, for the periods indicated, restructuring and other expenses and such expenses as a percentage of total net revenues:

                                                            YEAR ENDED DECEMBER 31,
                                              ---------------------------------------------------
                                                   1997              1998               1999
                                              --------------    ---------------    --------------
                                                 $        %        $         %        $        %
                                              -------    ---    --------    ---    -------    ---
                                                               ($ IN THOUSANDS)
Asset write-downs...........................  $ 3,393     --    $ 27,299      4%   $23,906      4%
Loss on disposal of assets..................       --     --      58,030      8%        --     --
Restructuring and other non-recurring
  expenses..................................    8,675      2%     59,972      8%    10,722      2%
                                              -------    ---    --------    ---    -------    ---
          Total non-recurring expenses......  $12,068      2%   $145,301     20%   $34,628      6%
                                              =======    ===    ========    ===    =======    ===

     The reorganization the Company undertook in the fourth quarter of 1999 was principally a strategic reorganization (related to implementation of its shift to an integrated products and e-Fulfillment strategy) as opposed to the significant operational restructuring which took place in the fourth quarter of 1998. Included in the 1999 loss were $34.6 million of non-recurring charges related to the Company's fourth quarter strategic reorganization. $23.9 million of these charges were for write-downs of goodwill and other tangible and intangible assets. These charges reflect the Company's reduced estimate of each asset's net realizable value based on current and forecasted cash flow losses. The Company believes the adjusted carrying value to be reasonable based on current cash flow projections, which are based partially on the condition that the Invensys transaction is completed. In the event the Invensys transaction is not completed, substantial additional charges for impairment may be necessary. The remaining $10.7 million charge relates to other non-recurring costs including a 4% (approximately 200 employees) worldwide headcount reduction and the closing of 14 branch offices. Approximately $10.1 million of these non-recurring charges are accrued as of December 31, 1999 as part of accrued liabilities on the consolidated balance sheet.

     During the fourth quarter of 1998, the Company completed key elements of its restructuring program to reduce costs and gain efficiencies across all aspects of the organization. In connection with these efforts, the Company recorded non-recurring charges of $140.5 million related to restructuring, losses on the disposal of certain under-performing business entities and other assets, and other asset write-downs. Approximately $31.3 million of these non-recurring charges were accrued as of December 31, 1998. None of these non-recurring charges remain accrued as of December 31, 1999. Also in 1998 the Company recognized non-recurring charges of $14.4 million in connection with the acquisition of CODA in May 1998. For the year ended December 31, 1997, non-recurring expenses were $12.1 million. These charges related to direct transaction and integration costs as a result of the combinations with Aurum and Beologic. See Notes 11 and 14 to Consolidated Notes to Financial Statements.

     NET INTEREST AND OTHER INCOME. Interest income in 1999, 1998 and 1997 of $3.3 million, $8.7 million, and $14.4 million, respectively, was primarily a result of interest earned on investments in cash, cash equivalents, and marketable securities. The decrease in interest income relates to a decline in the Company's balance of cash, cash equivalents and marketable securities. Interest expense of $9.5 million, $11.8 million and

$12.3 million in 1999, 1998 and 1997, respectively, related primarily to interest on working capital lines of credit and long-term debt, interest expense on the convertible notes and the amortization of debt issuance costs. See Note 5 of Notes to Consolidated Financial Statements.

     INCOME TAXES. At December 31, 1999 the Company had net operating losses generated in various countries totaling approximately $695 million of which $478 million, $53 million and $122 million were generated in The Netherlands, Germany and the United States, respectively. The Netherlands and German net operating losses can be carried forward indefinitely to offset future taxable income. Included in the Dutch net operating losses is an amount of approximately $200 million related to certain specific Dutch tax rules on investments (Article
13ca). This amount needs to be reversed in future years and added to Dutch taxable income. The net operating losses generated in the United States expire in 2008 or later. For financial accounting purposes the benefit of the net operating losses generated through 1996 and 1997 has been recorded as a reduction of the provision for Dutch income taxes in 1997. As of December 31, 1999 and 1998, the Company has established a full valuation allowance due to operating losses incurred and uncertainty of realization of the net deferred tax assets. Primarily as a result of establishing the valuation allowance, the Company's 1998 effective tax benefit is 6%. When it becomes more likely than not that the Company will be profitable in future periods, the Company will draw down the valuation allowance to compensate future tax provisions. The Company's 1998 income tax benefit of $20,000 relates to income taxes previously paid by the Company that will be or have been collected in cash.

     In July 1997, the Company was notified by the Dutch tax authorities that it qualified for a reduced tax rate for the next ten years effective January 1997 on certain income as defined in the agreement. Based on this ruling and other initiatives, the Company's effective tax in 1997 was 32%.

QUARTERLY VARIABILITY

     The Company's revenues in general, and in particular its license revenues, are relatively difficult to forecast and will continue to exhibit period-to-period fluctuations due to a number of reasons, including (i) the relatively long sales cycles for the Company's products, (ii) the size and timing of individual license transactions, (iii) the timing of the introduction of new products or product enhancements by the Company or its competitors, (iv) the potential for delay or deferral of customer implementations of the Company's software, (v) changes in customer budgets, and (vi) seasonality of technology purchases and other general economic conditions. Accordingly, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. See "Risk Factors -- The Company is Subject Variability of Quarterly Operating Results".

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1999, the Company had cash, cash equivalents and short-term marketable securities of $196.7 million and working capital of $45.3 million. In 1999, the Company's operating activities used cash of $140.0 million, primarily as a result of the net loss for the year less certain non-cash items such as depreciation and amortization and asset write-downs in connection with the Company's reorganization and paydown of certain current liabilities. Accounts receivable net of allowance for doubtful accounts was $159.4 million at December 31, 1999 compared to $252.1 million at December 31, 1998. Accounts receivable days sales outstanding ("DSO," the ratio of the year-end accounts receivable balance to annual revenues, multiplied by 365) was 94 days as of December 31, 1999, compared with 125 days as of December 31, 1998. Accounts receivable do not include, and the prior computation of DSO does not reflect, Value Added Tax ("VAT") and sales taxes applicable to accounts receivable in certain countries. These amounts are required to be collected from the customer by the Company and to be paid to appropriate authorities. If such taxes were included in accounts receivable, accounts receivable at December 31, 1999 and 1998 would have been $180.1 million and $277.7 million, respectively, and DSO at such dates would have been 106 days and 138 days, respectively. The amount of VAT reclassified and included in other current assets as of December 31, 1999 and 1998, was $20.7 million and $25.6 million, respectively. As of December 31, 1999, the Company also had tax receivables of $4.6 million (representing income tax refunds from various jurisdictions in which it does business). The Company expects to collect substantially all of this amount in 2000.

     Investing activities consumed $88.3 million of cash in 1999. Purchases of property and equipment of $10.3 million, an increase of $36.3 million in capitalized software costs, purchases of marketable securities of $38.3 million and payments for acquisitions and investments of $15.1 million were partially offset by proceeds from the sale of property and equipment of $5.6 million. The Company expects capital expenditures will remain relatively flat from 1999 to 2000. With the exception of the semi-annual interest payments on the convertible debt of $4.3 million per payment, the Company had no significant capital commitments in 2000.

     Financing activities in 1999 provided cash of $159.7 million, primarily due to proceeds from the issuance of common shares of $25.7 million upon exercise of stock options and for the Employee Stock Option Program and a $135.0 million equity investment from Fletcher International Limited ("Fletcher").

     During 1999 and 1998, Fletcher paid to the Company $135 million and $75 million, respectively, in exchange for a subscription to purchase common shares during the period August 1, 1999 through December 31, 2001. The number of common shares and the price per share are based on future stock price movement and are calculated when the shares are purchased. The terms of these purchases are set forth in the Share Rights Agreement as amended, between the Company and Fletcher dated as of December 31, 1998 on file with the SEC.

     In connection with the Invensys tender offer, the Company and Fletcher entered into a Termination and Standstill Agreement. Fletcher agreed to sell to the Company 8,121,236 common shares it had purchased under the Share Rights Agreement, at the U.S. dollar equivalent of the Invensys Offer Price of Euro
2.85 per share (which the Company then assigned to Invensys). The Company also agreed to pay Fletcher the sum of (a) $10,000,000 in exchange for extinguishing its unexercised rights under the Share Rights Agreement (totaling approximately $215 million in such unexercised rights) and (b) $16,623,392 (plus interest at 8.5% per year after May 29, 2000) in repayment of monies already advanced to the Company but not yet converted into common shares (total of approximately $15 million). These monies would be due and payable if a change in control of the Company occurs prior to December 31, 2000; if there is no change of control by December 31, 2000, these payments would not be owed and those rights revert to Fletcher.

     As of December 31, 1999, the Company had outstanding long-term debt of $189.0 million, consisting primarily of the Company's convertible subordinated notes due December 15, 2001. These notes bear interest at a rate of 4.5% per annum and are payable on December 15, 2001 to the extent not converted into common shares at the election of the holder prior to such maturity date. Interest under the notes amounts to $8.6 million per year, payable semi-annually, and there is no sinking fund requirement. The notes are convertible into common shares at the option of each holder at a conversion price of $22.00 per share. Accordingly, if the trading price of the Company's common shares at the maturity date exceeds such conversion price, the notes will generally be converted into common shares prior to repayment. During March 2000, the Company reached agreements with certain holders of its 4.5% Convertible Subordinated Notes due 2001 (the "Convertible Notes") under which some of the Convertible Notes were exchanged for shares at a price that was lower than the conversion price provided in the Convertible Notes. The Company also temporarily lowered the conversion price (originally $22.00 per share) to $6.25 per share for its remaining Convertible Notes for a 61-day period, which ended on May 29, 2000. As a result, a total of $50.3 million aggregate principal amount of Convertible Notes were either converted into or exchanged for shares during this period, resulting in the issuance of approximately 8 million shares. Consequently, there remains approximately $139 million in outstanding convertible notes as of May 31, 2000. In connection with this inducement offer, the Company recognized a non-cash expense equal to the fair value of the shares issued at the special conversion rate in excess of the fair value of the shares had they been converted at the original conversion price. The non-cash expense recognized during the second quarter 2000 related to the induced conversion was approximately $29 million. If in the future the price of the common shares does not exceed the $22.00 per share conversion price, the Company will be required to repay the notes at maturity using existing cash balances and other financing arrangements. There can be no assurances that the state of the financial markets or the condition of the Company's business at the time of any such repayment requirement will permit any such refinancing on acceptable terms.

     With respect to the year 2000, the Company's financing needs and alternatives will be dependent in large part on whether the pending cash tender offer of Invensys is closed. If the Invensys offer does not close, the Company must pursue an immediate and fundamental restructuring and obtain necessary financing. The Company would likely contact investors/financiers with whom it was having discussions during the first and second quarters of 2000 prior to announcement of the Invensys offer. Whether the Company would be successful in securing the needed financing for the next twelve months, including for the fundamental restructuring of the Company that will be required to continue as an independent going concern, is uncertain.

     Also uncertain would be the Company's ability to access equity capital under the Bear Stearns Agreement. That Agreement provides Bear Stearns with the right to reject, in its discretion, any put by the Company if, during the put period, the Company's share price falls below 3.00 Euro. If the Invensys offer fails, there is a substantial possibility that the Company's shares will trade below that threshold for some meaningful period of time. In that regard, it is noted that the Company's shares were principally trading in the $1-$2 per share range in the several weeks prior to the Invensys offer, and the absence of shareholder equity at the close of the second quarter means special listing status for the Company's shares on the AEX is likely.

     The operating environment confronting the Company raises significant uncertainty about the Company's ability to continue as a going concern. The principal conditions giving rise to that uncertainty include the following:

     - The Company has incurred net losses of $309.6 million and $315.2 million in 1999 and 1998, respectively. The Company incurred net cash outflows from operations of $140.0 million and $41.0 million in 1999 and 1998, respectively.

     - The Company has experienced significant downward pressures on its license and overall revenue during the first half of 2000. This contributed to a significant operational loss in the first quarter of 2000. That marked the seventh successive quarter of operational losses, and the Company expects to continue to incur significant operational losses over the next several quarters if it continues as an independent company.

     - As a result of the restructuring and other charges taken in the fourth quarter of 1999, the Company closed the year with a shareholders' deficit of $7.8 million. The AEX requires that its listed companies maintain positive shareholders' equity; failure to do so can result in the listed company being placed on "special listing conditions" that typically results in a significant erosion in the share price and volume of trading and, as a consequence, an even more difficult operating environment. The Company has indicated that it will end the second quarter of 2000 in a negative equity position. The AEX recently issued a press release indicating that it will place the Company on "special listing conditions" if the Invensys offer is not successfully closed within 8 weeks from the date of that release.

     - If the Company is to continue as an independent company, it must immediately pursue a fundamental restructuring. The restructuring will likely entail reducing the Company's operations by at least one-half, and to secure the necessary financing for that endeavor we would likely resume discussions with potential partners that we had spoken to over the last five months. Securing affordable financing in light of the going concern uncertainty and a likely AEX special listing status will likely prove challenging, and could include onerous terms and (in the case of equity financing) carry with it substantial dilution for shareholders.

     - The Company has experienced significant turnover in personnel during the first half of 2000. Departures have been felt in senior management, middle management, in the field, and at all levels of the organization. The Company began the year with approximately 5,000 employees; as of the end of June, it had lost approximately 1,000 employees, principally through attrition.

     - The Company's share price began the year at or around $15 per share; for most of the month of May preceding the Invensys offer the shares were trading at between $1 to $2 per share.

     - The above events have contributed to increased concerns amongst investors, key customers, prospects, and employees about the Company's viability going forward. This has created a climate where it is increasingly difficult for the Company to successfully close transactions for new business.

     Particularly in light of this challenging environment, management believes the Invensys offer is the best way to secure Baan's future. Failure of the Invensys offer to successfully close could have a further materially adverse effect on the business and Baan's ability to continue as a going concern. In particular, such failure could reinforce customer concerns about the continued viability of the Company; given the likely special listing status on the AEX and likely erosion to the share price, the Company's ability to access the Bear Stearns agreement going forward would be uncertain (Bear Stearns has the right to reject any puts under that agreement if the share price falls below Euro 3.00 during any put period), and finding alternative financing will likely be extremely difficult; the Company's negotiating position with other prospective strategic buyers will likely be reduced; and there likely would be an accelerated loss of key personnel that could add to the challenges the Company will face in improving revenue and executing on the needed restructuring.

     The Invensys offer, originally scheduled to close on July 13, 2000, has been extended and is now scheduled to close on July 25, 2000, but is subject to certain closing conditions. Among them is that 95% of Baan's issued and outstanding shares must be tendered in support of the offer. Management is of the opinion, however, that once shareholders understand the benefits of the Invensys offer and the consequences of that offer not closing, shareholders will tender their shares in support of the offer. Consequently, and in light of the possibility that other (albeit substantially less attractive) alternatives could be pursued if the Invensys offer fails, the Company has here applied accounting principles based on going concern. There remains significant uncertainty, however, about the Company's ability to continue as a going concern and therefore about its ability to realize its assets and discharge its liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts or to amounts and classification of liabilities that may be necessary if the entity is unable to continue as a going concern.

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

     The Company has not experienced any material internal Year 2000 problems to date. In addition, the Company has not been advised of any material Year 2000 problems by our customers to date. However, although January 1, 2000 is past, it is possible that problems have gone undetected, or that other dates in the year 2000 may further affect computer software and systems. The Company expects to continue to respond to customer questions about year 2000 compliance or any Baan software solutions. Despite extensive testing by the Company and its customers, and assurances from suppliers of products and partners, working in conjunction with the Baan solution, errors or defects could result in the delay or loss of revenues, diversion of development resources, damage to the Company's reputation, increased service or warranty costs, or liability from its customers, any of which could seriously harm the Company's business.

     Through December 31, 1999, the Company incurred approximately $1.5 million to upgrade its internal systems (both in terms of actual upgrade expenses and personnel costs). Costs for year 2000 matters were expensed as incurred.

INTRODUCTION OF EURO CURRENCY

     Background. In January 1999, a new currency called the "Euro" was introduced in certain European Economic and Monetary Union ("EMU") countries. By June 30, 2002 at the latest, all participating EMU countries are expected to be operating with the Euro as their single currency. As a result, computer software used by many companies headquartered or maintaining a subsidiary in a participating EMU country is expected to be Euro-enabled, and in less than two years all companies headquartered or maintaining a subsidiary in a participating EMU country will need to be Euro-enabled. The transition to the Euro will involve changing budgetary, accounting and fiscal systems in companies and public administration, as well as the simultaneous handling of parallel currencies and conversion of legacy data.

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

     The Company has made available on its Web site, at www.baan.com, complete information on the Euro compliance of the Company's products for the benefit of customers, potential customers, and other interested parties. However, management believes that it is not possible to determine with complete certainty that all Euro problems affecting the Company's software products have been identified or corrected, due to the complexity of these products, the fact that the Company's products operate on computer systems and networks from other vendors not under the Company's control, and the fact that the Company's products interact with software from other vendors not under the Company's control.

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

INVENSYS TENDER OFFER/BAAN AS GOING CONCERN.

     As announced on May 31, 2000, Invensys plc has offered to purchase all the outstanding issued share capital of the Company for 2.85 Euro per share. Details of the offer are set forth in the Offer to Purchase and associated documents as filed by Invensys with the U.S. Securities and Exchange Commission. The Company's response to the offer was filed with the SEC on June 14, 2000 as a Statement on Schedule 14D-9. The offer is currently scheduled to close on July 25, 2000, but there are several conditions to close. Among them is that 95% of Baan's issued and outstanding shares must be tendered in support of the offer. With the assistance of its investment banker, Lazard Freres, the Company commenced in the first quarter of 2000 a comprehensive assessment of its financial and strategic position. Since retaining Lazard in January, the Company has engaged in dozens of communications with potential financial investors, customers, partners and even potential buyers. Most of those discussions throughout the first quarter centered on alternatives that would allow us to remain as an independent business, which had been our preference as we started the year. But as market conditions continued to deteriorate with the first quarter earnings announcement of April 20, 2000, and customers continuing to adopt a "wait and see" attitude (as described in Management's Discussion and Analysis of license revenue), the idea of pursuing a potential merger or sale of all of the Company's assets began to gain more traction.

     Several facts about the strategic discussions that were had with potential partners or investors over the first half of 2000 must be underscored (all as set forth in more detail in the Company's Schedule 14D-9 as filed with the U.S. Securities and Exchange Commission on June 14, 2000 in connection with the offer):

     - The Company received only one formal offer to acquire all the shares or assets of the Company in addition to the Invensys offer (and that offer had significantly less favorable economic terms).

     - Any and all informal offers the Company received or discussions the Company had with potential investors or acquirers involved economic terms significantly less favorable than those offered by Invensys.

     - The Company has received no offers of any kind since the May 31 Invensys announcement.

     Failure of the Invensys offer to successfully close, therefore, could have a materially adverse effect on the business and Baan's ability to continue as a going concern. In particular:

     - The Company will be operating in an environment of growing customer concerns about the continued viability of the Company.

     - Those concerns are likely to be heightened by continued operating losses for at least the next several quarters (at least until the necessary restructuring of the Company is completed); indeed, management itself has expressed concern about the Company's ability to continue as a going concern. Accordingly, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

     - Additionally, the Company has indicated publicly that it will close the second quarter in a negative equity position. The AEX on June 6, 2000 issued a press release indicating that it will place the Company on "special listing conditions" if the Invensys offer is not successfully closed within 8 weeks from the date of that release. That action will undoubtedly contribute to further skepticism in the market.

     - The Company must pursue an immediate and fundamental restructuring. The restructuring that would be required will likely entail reducing the Company's operations by at least one-half. To secure the necessary financing for that endeavor we would likely resume discussions with other potential partners that it had spoken to over the last five months. Securing affordable financing for this restructuring in the environment outlined above will likely prove extremely challenging and could include onerous terms and (in the case of equity financing) come with substantial dilution for shareholders.

     - The Company also believes there could be an accelerated loss of key personnel that will add to the challenges the Company will face in improving top line revenue and executing on the needed restructuring.

VANENBURG GROUP B.V. CONTROLS APPROXIMATELY ONE-THIRD OF SALES FROM BAAN'S INDIRECT CHANNEL.

     Approximately 15 of the Company's approximately 230 VARs (value added resellers) are subsidiaries of Vanenburg Group B.V. (a related party to the Company from 1997 through 1999) known as the "Vanenburg Business Systems" network (or "VBS"). In 1999, sales from VBS comprise approximately one-third of total sales in Baan's indirect channel. While down from approximately half of all indirect sales in 1996 and much of 1997, VBS remains a large percentage of Baan's indirect channel. Consequently, any sale of, or operating pressures on, VBS could have a material impact on Baan's indirect channel performance. The parent company, Vanenburg Group B.V., announced in the Fall of 1998 its intention to reorganize and/or sell certain of its assets due in part to pressure from lenders; and the company has reported significant losses for that year. In its audited financial accounts for 1999, VG reported a net profit for the year but continued to show a loss from operations.

BAAN'S SHARE PRICE HAS BEEN HIGHLY VOLATILE.

     The market price of Baan's Common Shares has experienced significant volatility. The price of Baan's Common Shares (split adjusted) has increased from $4.00 per share in Baan's initial public offering in May 1995 to $54.125 in April 1998, and has decreased to a trading price at May 31, 2000 of $2.75 per share. The market price of Baan's Common Shares may be significantly affected by a number of factors, including quarterly variations in operating results, changes in earnings estimates by market analysts, the announcement of new products by Baan or our competitors, and general market conditions. In addition, the stock prices for many companies in the technology and emerging growth sector have experienced wide fluctuations that have often been unrelated to the operating performance of such companies. Such fluctuations may adversely affect the market price of Baan's Common Shares.

BAAN FACES INTENSE COMPETITION.

     The enterprise business application software market is highly competitive. The market is rapidly changing, and is significantly affected by new product introductions, geographical regional market growth, integration of supply chain networks and issues related to policy such as the anticipated requirements of the European Monetary Unit and the Year 2000 date change. Baan's products span an organization's entire value chain, including E-Business and Web Commerce, Customer Relationship Management, Enterprise Resource Planning, Supply Chain Management, and Corporate Knowledge Management, and are available on the leading internet/intranet, client/server, and database platforms. Baan's current and prospective competitors offer a variety of products and solutions to address these markets. Baan's primary competition comes from a number of large independent software vendors including SAP AG ("SAP"), Oracle Corporation ("Oracle"), J.D. Edwards & Company ("JDE"), Siebel Systems, i2 Technologies, and PeopleSoft, Inc. ("PeopleSoft"). In addition, Baan faces indirect competition from suppliers of custom-developed business application software that have focused mainly on proprietary mainframe and minicomputer-based systems with highly customized software, such as the systems consulting groups of major accounting firms and systems integrators.

     Since the latter part of 1997, Baan has been seeking to improve its penetration in the Small to Medium Size Enterprises ("SME") market and to expand into enterprise applications beyond the traditional ERP solutions. As Baan pursues these strategies, Baan expects to face additional competition from a number of companies that offer such applications for the SME market, as well as established ERP vendors such as SAP, Oracle and PeopleSoft. For our products outside the ERP market segment, Baan competes with a number of companies, with particular strength in these markets, such as Siebel Systems in the customer interaction software ("CIS") or front-office productivity market, along with i2 Technologies, Inc. and Manugistics Group, Inc. in the supply chain management software market.

     Many of Baan's competitors have significant competitive advantages over Baan, including longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition, and a larger installed base of customers. In addition, certain competitors, such as SAP, Oracle and PeopleSoft, have well-established relationships with present and potential customers of Baan. Furthermore, companies with significantly greater resources than Baan could attempt to increase their presence in the market by acquiring or forming strategic alliances with competitors of Baan, and such companies may be in a better position to withstand the current slowdown in the ERP market. There can be no assurance that Baan will be able to compete successfully with existing or new competitors.

     Baan relies on a number of systems consulting and systems integration firms for implementation and other customer support services. Baan also relies on these firms to recommend Baan's products to potential customers as the potential customers are evaluating different competitive offerings. Although Baan seeks to maintain close relationships with these third-party implementation providers, many of these firms have similar, and often more established, relationships with Baan's principal competitors. If Baan is unable to develop and retain effective, long-term relationships with these third parties, it would adversely affect Baan's competitive position.

INDUSTRY-WIDE CONDITIONS HAVE RESULTED IN REDUCED LICENSE REVENUES.

     Baan believes that the enterprise applications software market was negatively impacted in 1999 by a number of generic issues including: re-focusing of capital expenditures by large customers; increasing competition; increased customer focus on addressing Year 2000 problems; and changing market conditions driven by the shift to B2B and Internet commerce. In addition, Baan faced a number of internal issues in integrating acquisitions, transitioning the sales force from ERP to a broader product suite and restructuring the Company. These factors, in turn, gave rise to a number of market trends that negatively impacted license revenues including:

     - longer sales cycles;

     - increased uncertainty of customers in making purchasing decisions;

     - reallocation of reduced capital expenditures to fix Year 2000 problems of existing systems; and

     - increased price competition and price reductions for licensed software.

     Baan expects that certain of these factors (internal restructuring; impending acquisition; increased competition; longer sales cycles; and increased price competition) will continue to adversely affect our license revenues during 2000. Because of the high degree of uncertainty these factors and trends have created in the marketplace, Baan is currently unable to predict whether our license revenues will stabilize at current levels, or when Baan will return to profitability.

BAAN HAS A LIMITED INTERNATIONAL OPERATING HISTORY, AND HAS RECENTLY RESTRUCTURED ITS OPERATIONS.

     The Company's profitability has varied widely on a quarterly and annual basis. Baan experienced losses and limited profitability prior to 1996. In 1998 and 1999, Baan's license revenues declined significantly and the Company incurred large losses from operations. If Baan is unable to stabilize and ultimately increase license revenues, Baan's business, operating results and financial condition would be materially adversely affected. In response to these operational losses, Baan announced a restructuring in the fourth quarter of 1998 that resulted in a reduction of approximately 20% in the workforce by mid-1999; Baan announced a further but much smaller restructuring at the end of 1999 (resulting in an approximate 4% or just under 200 workforce reductions and approximately 14 office closures); and it has announced during the first half of 2000 that it must embark on a third and potentially significant restructuring that could reduce its cost structure by as much as one-half. To the extent that Baan's streamlining, restructuring and cost reductions efforts are not successful, Baan's operating results will be materially adversely affected.

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

     - the potential for delay or deferral of customer implementations of Baan's software or changes in customer budgets;

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

BAAN HAS DEBT OBLIGATIONS UNDER OUTSTANDING CONVERTIBLE SUBORDINATED NOTES.

     In December 1996, Baan incurred $175 million of indebtedness through the sale of 4.5% convertible subordinated notes payable in the year 2001. That amount increased by an additional $25 million in January of 1997 (for a total of $200 million convertible notes) when an over-allotment option was exercised. As a result of this indebtedness, Baan has substantial principal and interest obligations. As of December 31, 1999 $189 million in convertible notes was outstanding. In March 2000, Baan announced that it had entered into agreements with certain holders of the 4.5% notes under which they would exchange these notes for common shares in the Company. We also announced that we would provide all remaining bondholders the opportunity to convert their bonds on the same economic terms for a 60-day period concluding at the end of May 2000. As of May 31, 2000, approximately $50 million of the outstanding notes were exchanged for common shares in the Company. Consequently, there remains approximately $139 million in outstanding convertible notes. Baan's current debt obligations could make it much more difficult for Baan to obtain additional financing in the future, if such financing is needed for working capital, acquisitions or other purposes. This debt burden could also make Baan more vulnerable to industry downturns and competitive pressures. Baan's ability to meet our debt service obligations will be dependent upon Baan's future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

BAAN IS EXPERIENCING DECLINING WORKING CAPITAL.

     Baan's working capital declined from $123.9 million at December 31, 1998 to $45.3 million at December 31, 1999. At June 30, 2000, the Company was in a negative working capital position of approximately $30.0 million). If this trend continues, Baan may lose the ability to discharge liabilities and satisfy our short-term obligations with current assets. This could force us to seek financing to meet our short term liabilities (and, as described above, securing financing in the current environment could prove challenging).

BAAN MUST ATTRACT AND RETAIN KEY EMPLOYEES.

     Baan is largely dependent on a limited number of members of our senior management and other key employees. Baan does not maintain key man life insurance on any personnel. In addition, Baan believes that we must be able to attract and retain highly skilled technical, management, sales, and marketing personnel in order to continue to compete successfully.

     There is high demand for qualified IT personnel, including executives, sales and marketing personnel, and software developers. Like all of its competitors, the Company is experiencing significant turnover in its personnel -- both in its executive ranks and in the field. The Company's operational losses during 1999 and continuing into 2000 have exacerbated the loss of key personnel. This trend negatively affected license revenue in 1999, and the Company expects to continue to see a certain level of instability in its workforce as the "dot-com economy" and more established companies continue to recruit its employees and the Company executes on its cost cutting and containment program for 2000.

     To the extent Baan is unable to attract and retain key personnel, this could have a material adverse effect on Baan's business.

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

THERE ARE OBSTACLES IN MANAGING INTERNATIONAL OPERATIONS.

     Baan's products are currently marketed in the United States, Germany, The Netherlands, Japan, and over 80 countries worldwide. Accordingly, Baan's operations are subject to the risks inherent in international business activities. These risks include:

     - general economic conditions in each country;

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

THIRD PARTY AGREEMENTS.

     Baan has contracted with a number of third parties and VG entities from whom we license software for resale (through various OEM, reseller, and distribution agreements) and/or who provide support or service to Baan or its customers. Consequently, any sale of, or operating pressures on, these third parties could have a material impact on Baan's business.

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

OTHER MATTERS RELATED TO DUTCH COMPANIES.

     As a Netherlands "naamloze vennootschap" (N.V.), Baan is subject to certain requirements not generally applicable to corporations organized in United States jurisdictions. Among other things, the issuance of shares by Baan must be submitted for resolution of the general meeting of shareholders, except to the extent such authority to issue shares has been delegated by the general meeting of shareholders to another corporate body. The issuance of shares by Baan is generally subject to shareholder preemptive rights, except to the extent that such preemptive rights have been excluded or limited by the general meeting of shareholders (subject to a qualified majority of two-thirds of the votes if less than 50% of the outstanding share capital is present or represented) or, in case the authority to issue shares has been delegated to another corporate body that has also been empowered by the general meeting of shareholders to exclude or limit such preemptive rights, by such corporate body. In this regard, the general meeting of shareholders has authorized the Management Board of Baan, upon approval by the Supervisory Board, to issue any authorized and unissued shares of Baan at any time up to and including April 30, 2002, and has authorized the Management Board, upon approval by the Supervisory Board, to exclude or limit shareholder preemptive rights with respect to any issuance of such shares up to and including such date. Such authorizations may be renewed by the general meeting of shareholders from time to time, or by Baan's Articles of Association pursuant to an amendment to that effect, for up to five years at a time. This authorization would also permit the issuance of shares in an acquisition, provided that shareholder approval is required in connection with a statutory merger (except that, in certain limited circumstances, the board of management of a surviving company may resolve to legally merge Baan). Shareholders do not have preemptive rights with respect to shares which are issued against payment other than in cash, shares which are issued to employees of Baan or of a group company or shares which are issued to someone exercising a previously acquired right to subscribe for shares. In addition, certain major corporate decisions are subject to prior approval or advice by the Works Council established at Baan Development B.V. and Baan Nederland B.V. two Dutch subsidiaries of Baan.

     In April 1999, a new law became effective in the Netherlands that could significantly restrict a company's ability to grant stock options in or from the Netherlands. The new law also imposes certain additional disclosure obligations on Baan and certain of its employees in connection with their involvement in securities transactions in or from the Netherlands. Compensation plans in many technology companies depend in some significant measure on the ability and flexibility to grant employees stock options. To the extent the new law impedes that ability and flexibility, it could place Baan at a competitive disadvantage with its competitors, who are not subject to the best of our knowledge to any similar law restricting their ability to grant stock options. Baan has taken a number of steps internally to, we believe, ensure compliance with the new law while at the same time retaining a level of flexibility on the granting of options that we believe must be maintained to remain competitive. Baan has communicated these steps to the Dutch authorities responsible for administering the new law, and Baan believes it is in full compliance with the new law. To the extent the new law impairs our ability or flexibility to grant stock options on similar terms and conditions to those offered employees by our competitors, the new Dutch securities laws could have a material negative impact on Baan's ability to recruit and retain directors and employees.

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

     The Company conducts a significant portion of its business in currencies other than the U.S. dollar (the currency in which its financial statements are stated), primarily the Euro. While the Company has historically recorded a majority of its expenses in Dutch guilders, especially research and development expenses, the Company realizes a large portion of its revenues in U.S. dollars in addition to guilders. As a result, fluctuation in the value of the Euro relative to the value of the U.S. dollar could adversely affect operating results. Foreign currency transaction gains and losses arising from normal business operations are credited to or charged against earnings in the period incurred. As a result, fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause foreign currency transaction gains and losses. The Company continues to evaluate its currency management policies. Notwithstanding the measures the Company has adopted, there are a number of currencies involved, currency exposures are constantly changing and currency exchange rates continue to have significant volatility. The Company may experience currency losses in the future, and the Company cannot predict the effect of exchange rate fluctuations upon future operating results.

     Interest Rates. The Company invests its surplus cash in a variety of financial instruments, consisting principally of bank time deposits and short-term marketable securities with maturities of less than one year. Cash balances held by subsidiaries are invested in short-term time deposits with the local operating banks.

     The Company accounts for its investment instruments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). All of the cash equivalent and marketable securities investments are treated as "available for sale" under SFAS 115.

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

ITEM 10.  DIRECTORS AND CORPORATE EXECUTIVE OFFICERS OF REGISTRANT

     The Managing Directors, corporate executive officers and Supervisory Directors of the Company, and their ages, are as follows:

NAME                                     AGE                    POSITION(S)
----                                     ---                    -----------
Pierre J. Everaert(1)..................  60     Interim Chief Executive Officer;
                                                Supervisory Director
Robert A. Ruijter......................  49     Chief Financial Officer
Laurens van der Tang(7)................  34     Executive Vice President, Research and
                                                  Development
Peter Aird(7)..........................  49     Executive Vice President, Customer Service
                                                and Support
Robert E. Goudie, Jr...................  41     Sr. Vice President, General Counsel and
                                                  Secretary to the Board
Gerrit J. van Munster..................  36     Senior Vice President, Human Resources
Joop P.M. Janssen(2)...................  57     Supervisory Director
William O. Grabe(3)....................  62     Supervisory Director
David C. Hodgson(4)....................  43     Supervisory Director
J.C. (Hans) Wortmann(4)(5)(6)..........  49     Interim Chairman, Supervisory Board

---------------
(1) Mr. Everaert temporarily stepped down from his position on the Supervisory Board to assume the role of Interim CEO of the Company on January 5, 2000.

(2) Mr. Janssen has been on a medical leave of absence since March 29 of this year.

(3) Member of the Supervisory Board Nomination and Compensation Committee.

(4) Member of the Supervisory Board Audit Committee.

(5) Mr. Janssen became Interim Chairman of the Supervisory Board on January 5, 2000, replacing Mr. Everaert when he temporarily stepped down to become Interim CEO. When Mr. Janssen went on medical leave of absence on March 29 of this year, Mr. Wortmann assumed the role as Interim Chairman.

(6) At the March 1999 Extraordinary General Meeting of Shareholders, John Barter, Koichi Nishimura, and Henk van den Breemen were also elected to the Supervisory Board. During the first quarter of 2000, Messrs. Barter and Nishimura resigned their positions on the Board to free up more time for other professional commitments, and Mr. van den Breemen resigned from the Board for health reasons.

(7) Member of the Management Board.

     Pierre J. Everaert became a member of the Supervisory Board in March 1999 and was elected its Chairman one month later. He stepped down temporarily from that role on January 5, 2000 to assume the role of Interim CEO of the Company. He has 15 years of executive experience: at Goodyear; at General Biscuits S.A. (Paris, France), where he was Vice Chairman; Ahold USA Inc. as CEO; and Koninklijke Ahold N.V. (Zaandam, The Netherlands) as President and CEO. In 1992, Mr. Everaert joined the board of management of Philips Electronics N.V. in the Netherlands, and also served as Chairman of the Board of Philips North America Corporation. In 1996, he formed his own company, E C Consult B.V., which provides advice to companies on corporate governance, advanced marketing, and e-commerce. Mr. Everaert is also currently professor at the University of Gent, Belgium, is a director of Interbrew (Louvain, Belgium) and KPNQwest (The Hague, The Netherlands) and is a member of the board of several privately held companies.

     Robert A. Ruijter joined the Company in February 2000 as Chief Financial Officer. Prior to joining Baan, Mr. Ruijter held various financial management positions at Royal Philips Electronics N.V. Most recently, Mr. Ruijter served as Chief Financial Officer and Executive Vice President for Philips Lighting division. Previous to his work at Philips, Mr. Ruijter held several financial management positions at British Petroleum Company in the Netherlands, Great Britain, Belgium, and Sweden. Mr. Ruijter began his career at the international accounting firm of Ernst & Young where he was a Register Accountant in the Netherlands and a Certified Public Accountant in the United States.

     Laurens van der Tang joined the Company in June 1986. After having held various positions in Implementation and Consultancy, in October 1990 he became responsible for Product Development, and in January 1992 he was named Vice President, Product Development. In January 1995, he was promoted to Vice President, Research and Development of the Company and, in March 1997, to Executive Vice President, Research and Development. In his current capacity, Mr. van der Tang is responsible for the management and strategy of the Company's product research and development groups.

     Peter Aird joined the Company in January 1998 and as Executive Vice President, Global Support. Mr. Aird oversees Baan Customer Initiatives, Baan Global Support, Professional Support Services, System Optimization Services, Migration Services and Product Engineering. Aird has more than 25 years of experience in managing customer service functions in all regions and globally. Prior to joining the Company, he was vice president of worldwide sales and marketing for Customer Support for IBM/Lotus Development and vice president of International Customer Support. He has also held executive and senior service roles at Burroughs, National Advanced Systems, and Unisys.

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

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate amount of cash compensation of all Managing Directors, Supervisory Directors and corporate executive officers of the Company who served during 1999 (16 persons) paid or accrued for the year ended December 31, 1999 was approximately $5.3 million.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     1993 Stock Plan. The 1993 Stock Plan was initially adopted by the Management Board and approved by the shareholders in December 1993, and subsequent amendments increased the aggregate number of shares reserved for issuance thereunder from 28,000,000 in 1993 to 47,000,000 in 1999. The 1993
Stock Plan will terminate in December 2003 unless terminated earlier by the Management Board upon the authority of the Supervisory Board. The 1993 Stock Plan provides for grants of options to employees and consultants (including officers and directors) of the Company and its affiliates. The 1993 Stock Plan may be administered by the Management Board or Supervisory Board of the Company, or both, or by a committee appointed by either or both such Boards in a manner that satisfies the legal requirements relating to the administration of stock plans under all applicable laws (the "Administrator"). The 1993 Stock Plan is currently administered by the Baan Option Committee.

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

     Options outstanding under the 1993 Stock Plan generally vest and become exercisable, assuming continued service as an employee or consultant, for non-Dutch employees at the rate of 25% of the shares subject to an option on the first anniversary of the grant date with an additional 1/48th of the shares vesting each month thereafter, and for Dutch employees at a rate of 1/8th of the shares after six months following the grant date and 3/48 of the shares vesting each quarter thereafter, such that in each case all shares under an option vest in full four years from the grant date assuming continued service as an employee or consultant. Options outstanding under the 1993 Stock Plan generally have a term of five years.

     In the event of a merger of the Company with or into another corporation, all outstanding options may be assumed or equivalent options substituted by the successor corporation or its parent or subsidiary, unless the Administrator determines, in the exercise of its sole discretion, that each Optionee shall have the right to exercise his or her Right, including Shares as to which the Right would not otherwise be exercisable. In the absence of such assumption or substitution, to the extent not exercised, all options shall terminate as of the closing of the merger.

     As of December 31, 1999, the Company's directors and executive officers (11 persons) had outstanding options to purchase an aggregate of approximately 1,485,314 Common Shares. As of December 31, 1999, under both the 1995 Director Option Plan and the 1993 Stock Plan, options to purchase an aggregate 17,278,327 Common Shares were outstanding and 9,537,320 shares remained available for future grants. See Note 6 of Notes to Consolidated Financial Statements.

     Berclain Plan. As a result of the Company's acquisition of Berclain Group, Inc. ("Berclain") in May 1996, the Company assumed the outstanding options under The Berclain Stock Option Plan (the "Berclain Plan"). The Berclain Plan provided for grants of non-qualified stock options to employees and eligible participants of Berclain. The term of each option was not to exceed a period of five years from the grant date and each option generally vested over one year. At December 31, 1999, the Company had reserved 6,926 of its common shares for issuance under the Berclain Plan. No additional grants will be made under the Berclain Plan.

     Aurum Plans. As a result of the Company's acquisition of Aurum Software, Inc., the Company assumed the outstanding options under Aurum's Stock Option Plans (the "Aurum Plans"). The Aurum Plans provided for grants of incentive stock options and repurchasable stock options to employees and non-statutory options to employees and consultants of Aurum. The terms of options granted under the Aurum Plans generally did not exceed ten years. Generally, options granted under the Aurum Plans vest over four years. The exercise price of incentive stock options granted under the Aurum Plans was at least equal to the fair market value of the shares on the date of grant. At December 31, 1999, the Company had reserved 1,567,952 of its common shares for issuance under the Aurum Plans. No additional grants will be made under the Aurum Plans.

     Beologic Plan. As a result of the Company's acquisition of Beologic A/S ("Beologic") in November 1997, the Company assumed the outstanding options under The Beologic Warrant Scheme (the "Beologic Plan"). The Beologic Plan provided for grants of non-qualified stock options to employees and eligible participants of Beologic. The term of each option was not to exceed a period of 32 months and 31 days from the grant date and each option generally vested over 2.6 years. At December 31, 1999, the Company had reserved 122,796 of its common shares for issuance under the Beologic Plan. No additional grants will be made under the Beologic Plan.

     Coda Plans. As a result of the Company's acquisition of CODA ("Coda") in May 1998, the Company assumed the outstanding options under Coda's three stock options plans: the Coda Worldwide Scheme (W.W.), Coda Incorporated Scheme (U.S.), and Coda Executive Scheme (U.K.) (the "Coda Plans"). The Coda Plans provided for grants of incentive stock options to employees and non-qualified options to eligible participants of Coda. The term of each option was not to exceed a period of ten years from the grant date and each option generally vested over three years. At December 31, 1999, the Company had reserved 97,207 of its common shares for issuance under the Coda Plans. No additional grants will be made under the Coda Plans.

     1995 Director Option Plan. The Company has reserved an aggregate of 1,600,000 Common Shares for issuance under its 1995 Director Option Plan (the "Director Plan"). The Director Plan was adopted by the Managing Directors and approved by the shareholders of Baan Company N.V. in March 1995. The Director Plan (as amended) provides for automatic and non-discretionary grants of non-statutory stock options to Supervisory Directors of the Company in the following amounts: (i) an initial grant of 50,000 for Supervisory Directors and 65,000 for the Chairman, vesting at the rate of one-fourth of the total on the anniversary date of the grant (i.e., a four-year vesting schedule); and (ii) a subsequent grant equal to one-fourth of the initial grant for each year of service on the Supervisory Board, granted on the anniversary date of appointment and vesting four years thereafter. In all events, the exercise price of options granted to Supervisory Directors will be 100% of the fair market value of the Common Shares on the date of grant as measured by the closing trading price on NASDAQ for the day. In the event of any merger, sale of assets or other transaction involving a change in control of the Company, all options outstanding under the Director Plan will become exercisable in full, and the option will be assumed or an equivalent option substituted by the successor corporation or its parent or subsidiary. Options for a total of 733,500 shares have been granted as of March 31, 2000 under the Director Plan. The Director Plan will expire in the year 2005.

     1995 Employee Stock Purchase Plans. The Company had reserved an aggregate of 4,000,000 Common Shares for issuance under its 1995 Employee Stock Purchase Plan for U.S. Employees (the "U.S. ESPP") and 1995 Employee Stock Purchase Plan for non-U.S. Employees (the "Non-U.S. ESPP"). The U.S. ESPP and the Non-U.S. ESPP were adopted by the directors and approved by the shareholders in February 1995. The U.S. ESPP was intended to qualify under Section 423 of the Code and permits eligible U.S. employees of the Company to purchase Common Shares through payroll deductions of up to 10% of their compensation provided that no more than an aggregate of 800,000 shares may be issued in any offering period and no employee may purchase more than $25,000 worth of stock in any calendar year. The U.S. ESPP had been implemented with six-month offering periods, provided that the first such period commenced on May 19, 1995, the date of the Company's initial public offering, and ended on October 31, 1995. The price of Common Shares purchased under the U.S. ESPP was 85% of the lower of the fair market value of the Common Shares on the first or last day of each offering period. The number of shares available for the ESPP is fixed by vote of the shareholders. The significant drop in the Baan share price over the first and second quarters of 2000 created the unusual and unanticipated situation that the remaining number of shares authorized for use in the ESPP would be exhausted during the November 1999 -- April 2000 offer period and that there would be no shares available for the offering period scheduled to commence May 2000. Consequently, and consistent with the rules of the ESPP, the Plan Administrator terminated the ESPP prior to start of the May offering period. The Company has indicated to its employees that, if Baan is to continue as an independent company, it will propose to shareholders creation of a new ESPP in form substantially similar to the terminated 1995 program.

     As of March 31, 2000, the Company has issued an aggregate of 3,386,871 Common Shares under the U.S. ESPP and the Non-U.S. ESPP and has 613,129 shares remaining for issuance under these plans.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     Jan Baan, formerly Chief Executive Officer and a Managing Director of the Company, and J.G. Paul Baan, formerly a Supervisory Director of the Company, and the Company's founders, effectively control a Netherlands limited liability company called Vanenburg Group B.V. ("VG," formerly Baan Investment B.V. and Vanenburg Ventures B.V.). As reported in the Company's Form 20-F for 1997, VG owned approximately 39% of the Company's outstanding shares as of April 1998. In October 1998, however, VG publicly disclosed that it had secured $500 million in loans to help fund certain of its operations and investments, with VG's shares in the Company serving as collateral on those loans. When the publicly traded share price in the Company's stock declined over the summer and into the fall of 1998, VG reported that its lenders began selling the VG collateral shares to pay down the VG debt obligations. As a consequence of these actions, as reported in Form 20-F for 1998, VG had advised that it owned approximately 20% of the Company's outstanding Common Shares as of April 9, 1999. On May 31, 2000, VG, Jan and Paul Baan, and related persons/entities sold all shares they held in the Company to Invensys in connection with the Invensys tender offer. The shares were sold at the offer price, and the sellers represented that they were selling to Invensys any and all shares they owned in the Company. Therefore, as of June 1, 2000, VG owns no shares in the Company.

     VG was created in 1994 as a venture capital company that invests in the form of corporations, joint ventures, or partnerships in various new technologies, educational programs, research projects and sales, consulting, and support activities principally in the ERP and other technology markets. As described further below, the Company has entered into various agreements with entities owned or controlled by VG and has recognized revenue and reimbursement of expenses from, and incurred costs for goods and services provided by, VG while it was considered a related party of the Company. The Company believes that all such transactions have been entered into in the ordinary course of business and have been on terms no less favorable than would have been obtained from unrelated third parties. Since 1998, it has been Company policy to have all material agreements with VG approved by the independent directors of the Company's Supervisory Board, and information on all material VG relationships has also been provided to the Company's Audit Committee.

     Revenues from VG during 1997, 1998 and 1999, were $66.3 million, $50.6 million and $2.0 million, respectively. As of December 31, 1998 and 1999, the outstanding balances with VG (reflected in amounts (due to) and due from related parties) consisted of the following (in thousands):

                                                             DECEMBER 31,
                                                          -------------------
                                                           1998        1999
                                                          -------    --------
Baan Mid-market Solutions (BMS).........................  $ 2,648    $     --
Vanenburg Business Systems (VBS)........................    1,142       4,011
Vanenburg Ventures......................................   (1,463)    (43,375)
Other...................................................    3,970        (822)
                                                          -------    --------
                                                          $ 6,297    $(40,186)
                                                          =======    ========

     The Company's Indirect Channel. Since 1996, one of the principal relationships between VG and the Company has been VG's involvement as both a reseller and manager of the Company's indirect channel. As indicated above, the Company began building an indirect channel in 1996 as part of its strategy to penetrate the SME market (or so-called midmarket). Because the go-to-market strategy and demands of the midmarket differ significantly from those of the high-end ERP sector, the Company believed then (and continues to believe) that the midmarket could likely best be served through creation of an indirect channel. Commencing in 1996, therefore, the Company embarked on a strategy of signing resellers as part of this midmarket strategy.

     1. The VBS relationship. Consistent with its venture capital philosophy, and in an effort to participate in the indirect channel the Company was creating, VG and a third party in 1996 created a joint venture known as BBS Holding B.V. (now owned 100% by VG). That company in turn owns approximately fifteen companies operating as resellers in the mid-market space. These companies were commonly referred to throughout 1996-1998 as the Baan Business Systems network, or "BBS." In April 1999, BBS changed its name to the Vanenburg Business Systems network, or "VBS." The fifteen VBS companies are part of a world-wide indirect channel for the Company, currently consisting of over 200 companies.

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

     The Company recognized revenues of approximately $32.3 million from VBS during 1997 from sales of licenses pursuant to the VBS reseller agreement. In addition, during 1997, the Company assigned to VBS a number of customer contracts that the Company believed could best be served by VBS. In connection with assigning those contracts: (i) the Company assigned the related outstanding accounts receivable balances in the aggregate amount of $4.6 million and $0.3 million, respectively, and VBS paid for such outstanding receivables; and (ii) VBS paid the Company for these contracts $18.0 million and $2.9 million in 1997 and 1998, respectively, representing the value of certain potential future license revenue forgone by the Company as a result of pricing differences between customary terms in direct sales versus indirect channel, third-party contracts. Finally, during 1997 the Company recognized $8.7 million from the VBS holding company for the non-recourse assignment of the remaining rights and obligations under a license agreement with an unrelated third-party. All revenue recognized from VBS is included in "License revenue from related parties" in the accompanying Consolidated Statements of Operations.

     The Company recorded no license revenues from VBS in 1998 because it and the Company's other resellers began buying directly from a newly formed company, Baan Midmarket Solutions B.V. ("BMS"), a joint venture between the Company and VG created in late 1997 as wholesaler and manager of the indirect channel.

     2. Creation of BMS. Over the course of 1997, the Company's indirect channel grew to approximately 110 resellers, including approximately 15 VBS companies. Given that growth, and the potential for future growth of the channel, the Company determined that a stronger infrastructure to manage and support the channel was needed. To provide that "backbone," the Company and VG entered into a joint venture agreement in the fourth quarter of 1997 under which BMS was created (85% owned by VG, 15% by the Company). As envisioned, BMS would act as the wholesaler to the indirect channel distributors and resellers, and would provide training, lead generation and sales support to further develop and sustain the channel. With the creation of BMS, the Company ceased to sell directly to VBS and its other resellers (with the exception of minor direct sales to independent third-party resellers in the first quarter of 1998 in the amount of $5.3 million, $1.3 million of which was recorded as deferred revenue).

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

     The Company's distribution agreement with BMS at no time permitted stock balancing, returns, or exchanges (since there were no extended payment or return provisions in that contract), and there has never been any stock balancing, returns, or exchanges from BMS to the Company. The Company likewise is not aware that BMS had any such arrangements with any of the VARs or distributors it managed. In January 1999, BMS sold its remaining stock of inventory at a discount to an independent third-party distributor. In connection with the Company's purchase of BMS's core assets in January 1999 (described in detail below), the Company paid VG $2 million on execution of that purchase agreement, representing approximately one-half the discount negotiated by the independent third-party purchaser of BMS's inventory.

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

     Over the course of 1998, however, BMS better than doubled the number of channel partners selling the Company's products into the midmarket -- ending 1998 with approximately 215 independent, third-party VARs and approximately 15 VBS resellers. With a related party acting as the sole distributor for indirect sales, and with indirect sales in early 1998 showing the potential to grow significantly as a percentage of the Company's total sales, the Company announced in the second quarter of 1998 that it would change to the sell-through model for channel revenue recognition. With this change, sales to BMS were made based on BMS's reports of the VAR's sell-through to end-users.

     With the exception of the limited sales the Company made directly to resellers in the first quarter of 1998, all of the 230 or so VARs bought licenses from BMS. As a result, virtually all of the Company's indirect channel revenue in 1998 was reported under the "License revenue from related parties"
item in the accompanying Consolidated Statement of Operations. During the course of 1998, sales to BMS, recognized by the Company as related party revenue, were $15.3 million in the first quarter, $32.6 million in the second quarter, and $23.2 million in the third quarter. With respect to the fourth quarter of that year, BMS advised the Company that $17 million in licenses had been sold through to end-users during that quarter. As described in the next subsection, however, the Company did not sell new licenses to BMS in the fourth quarter as part of a strategy to address inventory levels in the channel in light of declining ERP demand. In January 1999, as described below, the Company acquired all of the principal assets of BMS and, as a result, recorded no revenue from BMS in 1999.

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

     4. The Company's acquisition of core BMS assets. In connection with its October 1998 announcement that VG's lenders were selling the Company shares VG owned and had pledged as collateral to pay down VG's debt obligations, VG also announced that it would reorganize its business, and potentially liquidate or substantially restructure certain of its assets.

     One of the assets immediately and significantly put at risk by these events was the BMS joint venture with the Company. Given the importance of the indirect channel to the Company's strategy going forward, the Company decided to purchase the core BMS assets. In January 1999, the Company entered into an agreement with VG pursuant to which the Company purchased (or was assigned) all VAR agreements that had previously been assigned to BMS and/or that BMS had entered into since its creation. Approximately 130 BMS employees also transferred to the Company as part of the transaction.

     The purchase price was comprised of the following: (i) $2 million paid in cash upon execution, representing one-half the total discount negotiated by the third-party distributor that purchased the BMS inventory existing at the end of 1998; and (ii) a three-year, 15% royalty on the Company's net revenues from its indirect channel that includes a minimum payment and maximum potential earn out. The minimum guaranteed payment is approximately $41 million. To the extent this minimum is not earned in full via the royalty the Company would be obligated to pay VG the difference between the earned amounts and the minimum guaranty. The maximum potential earn out is the guaranteed minimum payment plus up to an additional $44 million.

     The surviving entity of what had been BMS is now owned 100% by VG. The principal remaining assets of that entity are outstanding accounts receivables; it is expected the surviving entity will be liquidated once those accounts receivables are collected. The Company was advised on the transaction by outside U.S. and Dutch legal counsel. Credit Suisse First Boston issued a fairness opinion as to the fairness from a financial point of view to the Company of the consideration being paid for BMS.

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

     In addition, as part of the BMS agreement, VG has agreed to eliminate the "Baan" name from any and all of its operations, and VG has recognized the Company's ownership of all right, title, and interest in and to the "Baan" name for commercial purposes. Any use of the "Baan" name by VG going forward must be based on written agreement with the Company; but it is the intention of the Company, except in isolated cases to aid in a particular VG entity's transition to another name, that it will not grant permission to such use by VG.

     Other Company-VG Relationships During 1997-1999. During 1997-1999, the Company entered into the following additional agreements with VG:

     - In March 1999, the Company entered into a development agreement with a wholly-owned subsidiary of VG (Hiscom B.V.). Under the agreement, the subsidiary agreed to pay the Company $5 million as a development fee for perpetual use of the then-existing version of the licensed Baan technology, and $1 million representing annual upgrade fees of $500,000 over each of the next two years for any enhancements to the licensed technology. An independent valuation and Baan Supervisory Board approval were received. The $5 million development fee and $1 million upgrade fee are being recognized ratably over the 2-year life of the contract.

     - In September 1999, the Company entered into an agreement under which it acquired certain assets of VG, licensed certain intellectual property it was acquiring from VG back to VG, and settled certain legal claims between the parties. Under that agreement, the Company acquired the following intellectual property, employees, and other items from VG for $28.8 million payable in equal installments over sixteen quarters beginning in the fourth quarter of 1999: (i) the intellectual property assets and workforce from B.A. Intelligence Networks, Ltd.
       (BAIN), a developer of Product Data Management (PDM) extensions to BaanERP; (ii) the intellectual property assets of Vanenburg Business Innovations B.V. (Triarch), a developer of Dynamic Enterprise Models; and
       (iii) GMG Global Maintenance Group Ltd., then a wholly-owned VG subsidiary incorporated in Israel that provides support for Baan products as well as other services. The net present value of the short-term and long-term portions of the amount due to is $20.3 million and is reflected in due to related parties in the accompanying financial statements.

     - During 1998, pursuant to a decision to eliminate its two then-existing joint investments with VG (other than BMS), the Company sold its minority interests in two software companies (Top Tier and B.A. Intelligence Networks, in which VG also had an interest) to VG for approximately $9.7 million. The proceeds approximated the Company's carrying value in such investments; therefore, the Company did not realize a gain or loss on these transactions.

     - Having concluded that certain of its Latin American subsidiaries were operating in countries in which the midmarket presented the most attractive market opportunity, and thus should more appropriately be part of the Company's indirect channel, the Company sold in 1998 those subsidiaries to VG for approximately $5.2 million. The Company recognized in 1998 a loss of approximately $7.2 million from the sale of such subsidiaries. Such loss is included in "Loss on disposals of assets" in the accompanying Consolidated Statements of Operations.

     - During 1998, the Company also acquired ownership in certain work flow engine technology from LEY GmBH ("LEY"), a company in which VG had a 58% equity interest at that time. The Company paid $5.5 million to acquire this technology, based on an independent valuation, which is recorded in "Software development costs" on the accompanying Balance Sheet. The agreement also provides LEY with the right to sell the product on a stand-alone, royalty basis (the Company has need to sell this engine only as a bundled product). LEY did not have stand-alone sales in 1998 or 1999 according to its reports to the Company, so no royalties were recorded.

     - During 1997 and 1998, the Company also charged VG $3.6 million and $5.3 million, respectively, for marketing costs (including without limitation for its use of the "Baan" name). Due to VG's election in late 1998 to close or sell a substantial number of its investments, and its agreement to cease use of the "Baan" name (described above), the Company did not charge VG any such marketing costs in 1999. Such amounts have been reflected as reductions in operating expenses in the accompanying Consolidated Statements of Operations.

     - During 1997, 1998 and the first six months of 1999, the Company charged VG $5.0 million, $16.5 million and $6.2 million, respectively, for certain Information Technology ("IT") services, pursuant to an IT services agreement between the parties under which the Company provided VG use of the Company's IT and telephony infrastructure. Pricing was based on third-party information the Company obtained concerning outsource rates third parties charged for similar arrangements. As of July 1, 1999, the IT services agreement was terminated and the Company no longer provides these IT services to VG. Such amounts have been reflected as reductions in operating expenses in the accompanying Condensed Consolidated Financial Statements.

     - During 1998 and 1999, the Company entered into several agreements with VG entities under which the Company paid VG certain product, marketing, services, or lease fees. These agreements include royalty and OEM agreements under which the Company is authorized to resell software, instructional or other materials created by certain companies owned or controlled by VG; subcontracting agreements whereby the Company retains the services of certain VG entities to assist in fulfilling customer commitments; and lease agreements for certain of the Company's Netherlands facilities that were properties owned by VG entities. The total costs and expenses incurred by the Company during 1998 and 1999 associated with these agreements were not material.

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

     See pages 50-85.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

     (A) FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Audited Annual Financial Statements:
  Report of PricewaterhouseCoopers N.V., Independent
     Accountants............................................   50
  Report of Moret Ernst & Young Accountants, Independent
     Auditors...............................................   51
  Consolidated Balance Sheets...............................   52
  Consolidated Statements of Operations.....................   53
  Consolidated Statements of Comprehensive Income (Loss)....   54
  Consolidated Statements of Shareholders' Equity
     (Deficit)..............................................   55
  Consolidated Statements of Cash Flows.....................   56
  Notes to Consolidated Financial Statements................   57

     (B) EXHIBITS

1.1 English translation of Articles of Association of the Company lodged with the Chamber of Commerce and Industry for Arnhem, The Netherlands*
2.1 Indenture, dated as of December 15, 1996, between the Company and Marine Midland Bank, as Trustee, relating to the 4.5% Convertible Subordinated Notes***
2.2   Form of Notes included in Exhibit 2.1.***
2.3   Agreement and Plan of Reorganization, dated as of May 13,
      1997, among Baan Company N.V., Green Software Acquisition
      Corporation and Aurum Software, Inc.****
2.4   Share Rights Agreement, dated December 31, 1998, between
      Baan Company N.V. and Fletcher International Limited*****

2.5        Amendment and Waiver to Share Rights Agreement, dated November 24, 1999, between Baan Company N.V. and
           Fletcher International Limited.
3.1        Form of Indemnification Agreement between the Company and directors and officers*
3.2        1993 Stock Plan, as amended on May 1, 1995, and form of Option Agreement thereunder*
3.3        1995 Director Option Plan*
3.4        1995 Employee Stock Purchase Plan for U.S. Employees*
3.5        1995 Employee Stock Purchase Plan for Non-U.S. Employees*
3.6        Management Agreement between the Company and Jan Baan B.V., together with form of Agreement among the
           Company, Jan Baan B.V. and Jan Baan*
3.7        Management Agreement between the Company and Paul Baan B.V., together with form of Agreement among the
           Company, Paul Baan B.V. and J.G. Paul Baan*
3.9        Agreement dated as of August 3, 1994 between the Company and Boeing*+
3.13       Agreement dated May 15, 1995 between the Company and Baan Deutschland GmbH regarding the Company's acquisition of Baan Deutschland GmbH*
3.14       Employment Agreement between the Company and Tom Tinsley**
3.19       Employment Agreement dated as of September 29, 1994 between the Company and Amal Johnson*
3.20       Recommended Offer by Goldman Sachs International on behalf of Baan Company N.V. for The CODA Group plc.
           dated March 13, 1998*****
3.21       Agreement and Plan of Reorganization, Escrow Agreement, and Shareholder Agreement, each dated as of
           September 23, 1998 regarding acquisition of CAPS Logistics, Inc.*****
3.22       Baan Mid-market Solutions B.V. Share Purchase and Asset Purchase Agreements among Baan Company N.V.,
           Vanenburg Ventures B.V. and Baan Mid-market Solutions B.V. dated January 20, 1999*****
A.1        Subsidiaries of the Company
A.2        Consent of PricewaterhouseCoopers N.V., Independent Accountants
A.3        Consent of Ernst & Young Accountants, Independent Auditors

---------------
     * Incorporated by reference to the Registration Statement (Registration Statement No. 33-91598) on Form F-1 effective on May 19, 1995

   ** Incorporated by reference to the Registration Statement (Registration
      Statement No. 333-00800) on Form F-1 effective on March 1, 1996

  *** Incorporated by reference to the Registration Statement (Registration
      Statement No. 333-24201) on Form F-3 filed on March 31, 1997

 **** Incorporated by reference to the Registration Statement (Registration
      Statement No. 333-31999) on Form F-4 effective on July 24, 1997

***** Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 1998 filed on June 2, 1999.

     + Confidential treatment granted.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Baan Company N.V:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Baan Company N.V. and its subsidiaries (the "Company") at December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and requires additional financing which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers N.V.
Amsterdam, the Netherlands

July 17, 2000

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Baan Company N.V.

     We have audited the accompanying consolidated statements of operations, shareholders' equity and cash flows of Baan Company N.V. and subsidiaries for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Baan Company N.V. and subsidiaries for the year ended December 31, 1997 in conformity with accounting principles generally accepted in the United States.

                                          MORET ERNST & YOUNG ACCOUNTANTS

Utrecht, The Netherlands
May 4, 1998

                               BAAN COMPANY N.V.

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998         1999
                                                              ---------    ---------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 205,751    $ 135,744
  Marketable securities.....................................      1,080       60,921
  Accounts receivable, net of allowance for doubtful
    accounts of $46,595 in 1998 and $49,854 in 1999.........    252,129      159,386
  Income tax receivables....................................     45,045        4,569
  Due from related parties..................................      6,297        4,011
  Other current assets......................................     67,032       58,108
                                                              ---------    ---------
    Total current assets....................................    577,334      422,739
Property and equipment, at cost.............................    129,267      123,447
Less accumulated depreciation and amortization..............    (66,569)     (86,102)
                                                              ---------    ---------
Net property and equipment..................................     62,698       37,345
Capitalized software costs, net of accumulated amortization
  of $22,620 in 1998 and $75,275 in 1999....................     78,319       67,221
Intangible assets, net of accumulated amortization of
  $32,336 in 1998 and $32,074 in 1999.......................     52,644       64,563
Other non-current assets....................................     52,156       10,870
                                                              ---------    ---------
  Total assets..............................................  $ 823,151    $ 602,738
                                                              =========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Short-term borrowings from banks and current portion of
    long-term debt..........................................  $     503    $     599
  Accounts payable..........................................     74,528       66,049
  Accrued liabilities.......................................    155,771       84,101
  Accrued legal costs and claims............................      7,000       34,000
  Due to related parties....................................         --       18,323
  Payroll taxes payable.....................................     16,758       10,390
  Income taxes payable......................................     43,441       24,925
  Other current liabilities.................................      7,529        3,512
  Deferred revenue..........................................    147,933      135,534
                                                              ---------    ---------
    Total current liabilities...............................    453,463      377,433
Long-term debt..............................................    191,013      189,041
Due to related parties......................................         --       25,874
Other long-term liabilities.................................      4,084        3,081
Long-term deferred revenue..................................     17,831       15,069
                                                              ---------    ---------
  Total liabilities.........................................    666,391      610,498
Commitments and contingencies (Note 12)
Shareholders' equity (deficit):
  Preferred shares, par value -- NLG 0.06 per share, no
    shares and 66,201,344 authorized at December 31, 1998
    and 1999, respectively; no shares issued and
    outstanding.............................................         --           --
  Common shares, par value -- NLG 0.06 per share,
    700,000,000 shares authorized; 204,886,317 and
    220,671,146 issued and outstanding in 1998 and 1999,
    respectively............................................      6,193        6,657
  Subscribed capital........................................     74,900      109,900
  Additional paid-in capital................................    312,506      450,726
  Accumulated deficit.......................................   (235,261)    (544,840)
  Accumulated other comprehensive loss......................     (1,578)     (30,203)
                                                              ---------    ---------
    Total shareholders' equity (deficit)....................    156,760       (7,760)
                                                              ---------    ---------
Total liabilities and shareholders' equity (deficit)........  $ 823,151    $ 602,738
                                                              =========    =========

  The accompanying notes are an integral part of these consolidated financial statements.

                               BAAN COMPANY N.V.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                YEAR ENDED DECEMBER 31,
                                                           ----------------------------------
                                                             1997        1998         1999
                                                           --------    ---------    ---------
Net revenues:
  License revenue........................................  $367,101    $ 285,778    $ 190,884
  License revenue from related parties...................    66,325       50,600        2,000
                                                           --------    ---------    ---------
     Total license revenue...............................   433,426      336,378      192,884
  Maintenance and service revenue........................   246,170      399,271      426,259
                                                           --------    ---------    ---------
     Total net revenues..................................   679,596      735,649      619,143
Cost of revenues:
  Cost of license revenue................................    31,212       30,741       59,787
  Write-down of capitalized software.....................        --        9,600       43,105
  Cost of maintenance and service revenue................   189,871      302,063      332,091
                                                           --------    ---------    ---------
     Total cost of revenues..............................   221,083      342,404      434,983
                                                           --------    ---------    ---------
Gross profit.............................................   458,513      393,245      184,160
                                                           --------    ---------    ---------
Operating and non-recurring expenses:
  Sales and marketing....................................   171,572      272,497      172,412
  Research and development...............................    90,849      151,369      134,733
  General and administrative.............................    72,489      156,148      143,791
  Asset write-downs......................................     3,393       27,299       23,906
  Loss on disposal of assets.............................        --       58,030           --
  Restructuring and other non-recurring expenses.........     8,675       59,972       10,722
                                                           --------    ---------    ---------
     Total operating and non-recurring expenses..........   346,978      725,315      485,564
                                                           --------    ---------    ---------
Income (loss) from operations............................   111,535     (332,070)    (301,404)
Interest income..........................................    14,408        8,668        3,261
Interest expense.........................................   (12,338)     (11,750)      (9,456)
Other expense, net.......................................       (95)         (40)      (1,980)
                                                           --------    ---------    ---------
Income (loss) before income taxes........................   113,510     (335,192)    (309,579)
Provision (benefit) for income taxes.....................    36,354      (20,000)          --
                                                           --------    ---------    ---------
Net income (loss)........................................  $ 77,156    $(315,192)   $(309,579)
                                                           ========    =========    =========
Net income (loss) per share
  Basic..................................................  $   0.40    $   (1.59)       (1.43)
  Diluted................................................  $   0.37    $   (1.59)       (1.43)
Shares used in computing per share amounts
  Basic..................................................   190,842      198,519      215,760
  Diluted................................................   206,071      198,519      215,760

  The accompanying notes are an integral part of these consolidated financial statements.

                               BAAN COMPANY N.V.

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                            ---------------------------------
                                                             1997        1998         1999
                                                            -------    ---------    ---------
Net income (loss).........................................  $77,156    $(315,192)   $(309,579)
Other comprehensive income (loss):
  Currency translation adjustment.........................   (5,956)       5,114      (26,817)
  Unrealized loss on marketable securities................       --           --       (1,808)
                                                            -------    ---------    ---------
Comprehensive income (loss)...............................  $71,200    $(310,078)   $(338,204)
                                                            =======    =========    =========

  The accompanying notes are an integral part of these consolidated financial statements.

                               BAAN COMPANY N.V.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                  ACCUMULATED
                                                                                    RETAINED         OTHER
                               COMMON SHARES                                        EARNINGS     COMPREHENSIVE        TOTAL
                            --------------------   SUBSCRIBED     ADDITIONAL      (ACCUMULATED      INCOME        SHAREHOLDERS'
                              SHARES      AMOUNT    CAPITAL     PAID-IN-CAPITAL     DEFICIT)        (LOSS)       EQUITY (DEFICIT)
                            -----------   ------   ----------   ---------------   ------------   -------------   ----------------
Balance at December 31,
  1996....................  187,817,546   $5,759   $      --       $152,782        $  45,211       $   (736)         $203,016
Issuance of common shares
  for business
  acquisitions............    1,300,198       40          --          4,044           (6,143)            --            (2,059)
Issuance of common shares
  Under stock purchase
    plan, and upon
    exercise of stock
    options...............    4,581,040      140          --         18,168               --             --            18,308
Currency translation
  adjustment..............           --       --          --             --               --         (5,956)           (5,956)
Net income................           --       --          --             --           77,156             --            77,156
                            -----------   ------   ---------       --------        ---------       --------          --------
Balance at December 31,
  1997....................  193,698,784   $5,939   $      --       $174,994        $ 116,224       $ (6,692)         $290,465
Issuance of common shares
  For business
    acquisitions..........    4,473,684      138          --         88,266          (36,293)            --            52,111
Issuance of common shares
  Under stock purchase
    plan, and upon
    exercise of stock
    options...............    6,300,813      103          --         39,363               --             --            39,466
Common shares subscribed,
  Net of issuance costs...           --       --      74,900             --               --             --            74,900
Conversion of convertible
  Notes to common
  shares..................      413,036       13          --          9,883               --             --             9,896
Currency translation
  adjustment..............           --       --          --             --               --          5,114             5,114
Net loss..................           --       --          --             --         (315,192)            --          (315,192)
                            -----------   ------   ---------       --------        ---------       --------          --------
Balance at December 31,
  1998....................  204,886,317   $6,193   $  74,900       $312,506        $(235,261)      $ (1,578)         $156,760
Issuance of common shares
  for stock purchase plan
  and upon exercise of
  stock options...........    5,243,212      148          --         25,632               --             --            25,780
Issuance of common shares
  for business
  acquisition.............      886,363       26          --         11,608               --             --            11,634
Common shares
  subscribed..............           --       --     135,000             --               --             --           135,000
Issuance of common shares
  in connection with the
  Fletcher International
  Limited stock
  subscription............    9,527,939      286    (100,000)        99,714               --             --                --
Conversion of convertible
  notes to common
  shares..................      127,315        4          --          1,266               --             --             1,270
Currency translation
  adjustment..............           --       --          --             --               --        (26,817)          (26,817)
Unrealized loss from
  investment in marketable
  securities..............           --       --          --             --               --         (1,808)           (1,808)
Net loss..................           --       --          --             --         (309,579)            --          (309,579)
                            -----------   ------   ---------       --------        ---------       --------          --------
Balance at December 31,
  1999....................  220,671,146   $6,657   $ 109,900       $450,726        $(544,840)      $(30,203)         $ (7,760)
                            ===========   ======   =========       ========        =========       ========          ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               BAAN COMPANY N.V.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                    YEAR ENDED DECEMBER 31,
                                                              -----------------------------------
                                                                1997         1998         1999
                                                              ---------    ---------    ---------
Operating activities:
Net income (loss)...........................................  $  77,156    $(315,192)   $(309,579)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................     29,104       51,511       80,501
    Provision for doubtful accounts.........................     12,415       55,304       37,406
    Provision (benefit) for deferred income taxes...........    (10,592)      10,788           --
    Asset write-downs.......................................      3,393       36,899       67,011
    Loss on disposal of assets..............................         --       45,988        4,546
    Restructuring and other expenses........................         --       14,693           --
    Foreign currency transaction (gains) losses.............     (6,452)       3,648      (27,710)
    Changes in operating assets and liabilities, net of
      acquisitions:
      Accounts receivable...................................    (97,592)     (59,289)      38,494
      Due to/from related parties...........................    (42,765)      36,817       (1,826)
      Other current assets..................................    (39,356)     (78,709)      46,368
      Accounts payable......................................     19,599      (12,408)      (4,266)
      Accrued liabilities...................................     42,727       49,685      (37,660)
      Payroll taxes payable.................................      5,125        1,533       (6,368)
      Income taxes payable..................................     33,909       (7,923)     (12,834)
      Other current liabilities.............................     (3,256)       2,198          778
      Deferred revenue......................................     17,924      123,465      (14,841)
                                                              ---------    ---------    ---------
Net cash provided by (used in) operating activities.........     41,339      (40,992)    (139,980)
                                                              ---------    ---------    ---------
Investing activities:
Property and equipment purchased............................    (42,457)     (38,674)     (10,343)
Property and equipment sold.................................      7,604        8,377        5,611
Increase in capitalized software costs......................    (29,518)     (29,581)     (36,284)
Payment for acquisitions and investments, net of cash
  acquired..................................................    (59,922)     (23,240)     (15,093)
Proceeds from sale of investments and subsidiaries..........         --       18,689           --
Purchases of marketable securities..........................   (539,233)    (209,451)     (38,253)
Proceeds from the sale of marketable securities.............    438,253      313,218        1,526
Other.......................................................     (2,231)     (11,856)       4,559
                                                              ---------    ---------    ---------
Net cash (used in) provided by investing activities.........   (227,504)      27,482      (88,277)
Financing activities:
Payments under short-term credit facilities.................       (742)        (917)        (234)
Payments of long-term borrowings............................     (1,108)        (266)        (744)
Issuance costs of convertible subordinated notes............       (875)          --           --
Proceeds from sale of accounts receivable...................     17,500           --           --
Proceeds from issuance of convertible subordinated notes....     25,000           --           --
Proceeds from issuance of common shares.....................     18,002       39,566       25,656
Proceeds from subscription of common shares.................         --       74,900      135,000
                                                              ---------    ---------    ---------
Net cash provided by financing activities...................     57,777      113,283      159,678
Effect of foreign currency exchange rates on cash and cash
  equivalents...............................................      2,819       (5,439)      (1,428)
                                                              ---------    ---------    ---------
Increase (decrease) in cash and cash equivalents............   (125,569)      94,334      (70,007)
Cash and cash equivalents at beginning of year..............    236,986      111,417      205,751
                                                              ---------    ---------    ---------
Cash and cash equivalents at end of year....................  $ 111,417    $ 205,751    $ 135,744
                                                              =========    =========    =========
Supplemental non-cash investing and financing information:
Cash paid during the period for:
  Interest..................................................  $  10,924    $  11,732    $  11,294
  Taxes.....................................................  $   6,561    $  17,204    $   7,611
Non-cash financing and investing activities:
Conversion of convertible notes to common shares............  $      --    $   9,896    $   1,270
Issuance of common shares for business acquisitions.........  $   2,059    $  52,111    $  11,634

  The accompanying notes are an integral part of these consolidated financial statements.

                               BAAN COMPANY N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

     The consolidated financial statements are stated in United States dollars and are prepared in conformity with generally accepted accounting principles in the United States of America. These consolidated financial statements do not represent the Dutch statutory financial statements.

GOING CONCERN

     The operating environment confronting the Company raises significant uncertainty about the Company's ability to continue as a going concern. The principal conditions giving rise to that uncertainty include the following:

     - The Company has incurred net losses of $309.6 million and $315.2 million in 1999 and 1998, respectively. The Company incurred net cash outflows from operations of $140.0 million and $41.0 million in 1999 and 1998, respectively.

     - The Company has experienced significant downward pressures on its license and overall revenue during the first half of 2000. This contributed to a significant operational loss in the first quarter of 2000. That marked the seventh successive quarter of operational losses, and the Company expects to continue to incur significant operational losses over the next several quarters if it continues as an independent company.

     - As a result of the restructuring and other charges taken in the fourth quarter of 1999, the Company closed the year with a shareholders' deficit of $7.8 million. The AEX requires that its listed companies maintain positive shareholders' equity; failure to do so can result in the listed company being placed on "special listing conditions" that typically results in a significant erosion in the share price and volume of trading and, as a consequence, an even more difficult operating environment. The Company has indicated that it will end the second quarter of 2000 in a negative equity position. The AEX recently issued a press release indicating that it will place the Company on "special listing conditions" if the Invensys offer is not successfully closed within 8 weeks from the date of that release.

     - If the Company is to continue as an independent company, it must immediately pursue a fundamental restructuring. The restructuring will likely entail reducing the Company's operations by at least one-half, and to secure the necessary financing for that endeavor we would likely resume discussions with potential partners that we had spoken to over the last five months. Securing affordable financing in light of the going concern uncertainty and a likely AEX special listing status will likely prove challenging, and could include onerous terms and (in the case of equity financing) carry with it substantial dilution for shareholders.

     - The Company has experienced significant turnover in personnel during the first half of 2000. Departures have been felt in senior management, middle management, in the field, and at all levels of the organization. The Company began the year with approximately 5,000 employees; as of the end of June, it had lost approximately 1,000 employees, principally through attrition.

     - The Company's share price began the year at or around $15 per share; for most of the month of May preceding the Invensys offer the shares were trading at between $1 to $2 per share.

     - The above events have contributed to increased concerns amongst investors, key customers, prospects, and employees about the Company's viability going forward. This has created a climate where it is increasingly difficult for the Company to successfully close transactions for new business.

     Particularly in light of this challenging environment, management believes the Invensys offer (See Note 15) is the best way to secure Baan's future. Failure of the Invensys offer to successfully close could have a further materially adverse effect on the business and Baan's ability to continue as a going concern. In particular, such failure could reinforce customer concerns about the continued viability of the Company; given the likely special listing status on the AEX and likely erosion to the share price, the Company's ability to access the Bear Stearns agreement (See Note 15) going forward would be uncertain (Bear Stearns has the right to reject any puts under that agreement if the share price falls below Euro 3 during any put period), and finding alternative financing will likely be extremely difficult; the Company's negotiating position with other prospective strategic buyers will likely be reduced; and there likely would be an accelerated loss of key personnel that could add to the challenges the Company will face in improving revenue and executing on the needed restructuring.

     The Invensys offer, originally scheduled to close on July 13, 2000, has been extended and is now scheduled to close on July 25, 2000, but is subject to certain closing conditions. Among them is that 95% of Baan's issued and outstanding shares must be tendered in support of the offer. Management is of the opinion, however, that once shareholders understand the benefits of the Invensys offer and the consequences of that offer not closing, shareholders will tender their shares in support of the offer. Consequently, and in light of the possibility that other (albeit substantially less attractive) alternatives could be pursued if the Invensys offer fails, the Company has here applied accounting principles based on going concern. There remains significant uncertainty, however, about the Company's ability to continue as a going concern and therefore about its ability to realize its assets and discharge its liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts or to amounts and classification of liabilities that may be necessary if the entity is unable to continue as a going concern.

BUSINESS

     Baan Company N.V. (the "Company" or "Baan") is incorporated in The Netherlands. The Company provides enterprise business management software for an open systems, client/server computing environment. The Company's products address an organization's entire value chain, from front office functions (such as interaction with customers and sales) to the more traditional back-office operations (such as order management and inventory control) associated with Enterprise Resource Planning ("ERP"). The Company sells and supports its products through corporate headquarters in Barneveld, The Netherlands and Herndon, Virginia, USA; Business Support Centers in three main locations located in The Netherlands, the United States and India; and direct and indirect distribution channels.

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

REVENUE RECOGNITION

     License revenue is derived from software licensing fees. Maintenance and service revenue is derived from maintenance support services, training and consulting. The Company's revenue recognition policies are in accordance with Statement of Position ("SOP") 97-2 "Software Revenue Recognition". License revenue is recognized upon delivery of the software license if the Company has persuasive evidence of an agreement is in place, the license fee is fixed or determinable, and collection of the resulting receivable is deemed probable. Sales to third party and related party indirect channel partners are recorded upon product shipment from the partner to the end-user subject to the conditions noted above. Delivery is further defined in certain contracts as delivery of the product master or first copy for noncancelable product licensing arrangements under which the customer has certain software reproduction rights. Fees for software upgrades and enhancements, maintenance, consulting and training that are bundled with the license fee, are unbundled using the Company's verifiable objective evidence of the fair value of the individual elements, represented by the Company's customary pricing for each element in separate transactions. If such evidence of fair value for each element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value exists for undelivered elements or until all elements of the arrangement are delivered, subject to the provisions set forth in SOP 97-2 and SOP 98-9, "Modifications of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions". Fees from software license arrangements which obligate the Company to deliver unspecified future products are recognized on the subscription basis, ratably over the term of the contract. Service revenue from customer maintenance fees for ongoing customer support and product updates is recognized ratably over the term of the maintenance period, which is typically twelve months. Payments for maintenance fees are generally made in advance and are nonrefundable. Service revenue from consulting and training is billed separately and is recognized as the services are performed. Revenues from software arrangements, which require significant production, modification, or customization of software, or service contracts containing fixed-price arrangements, are recorded by applying the percentage-of-completion method of contract accounting, following the guidance of SOP 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts", as required by SOP 97-2.

     Deferred revenue represents amounts collected and amounts contractually billed and billable prior to satisfying the above revenue recognition criteria.

     Cost of product license revenue consists of the costs to distribute the product, including the costs of the media on which it is delivered and royalty payments to third party vendors, as well as amortization of software development costs. Cost of product support and other services revenue consists primarily of consulting and support personnel salaries and related costs. Research and development costs are excluded from the cost of revenue.

     In December 1998, the American Institute of Certified Public Accountants issued SOP 98-9 which is effective for all transactions entered into by the Company in fiscal year 2000. The adoption of this statement is not expected to have a material impact on the Company's operating results, financial position or cash flows.

SOFTWARE DEVELOPMENT COSTS

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," costs related to research, design and development of computer software are expensed as incurred until technological feasibility has been established. Certain software development costs related to completion of internally developed products are capitalized at the point that technological feasibility is established, normally at the completion of a detail program design, up until the product is available for general release to customers. Capitalized amounts are reported at the lower of unamortized cost or net realizable value. Software development costs capitalized include direct labor costs and fringe labor overhead costs attributed to programmers, software engineers, quality control and field certifiers working on products after they reach technological feasibility, but before they are generally available to customers for sale. These costs are amortized on a product-by-product basis. The annual amortization expense is the amount computed using the straight line method over the estimated life of the product (generally three years), starting when the product is available for general release to customers. Estimated lives are revised when new projects or product enhancements which affect product lives are completed. The establishment of technological feasibility and the ongoing assessment of the recoverability of capitalized amounts require a significant amount of judgment by management in assessing such factors as future revenues, product lives and economic changes in the Company's marketplace. Amortization of software development costs was approximately $5,947,000, $14,828,000 and $34,206,000, excluding write-downs to net realizable value of capitalized software costs, for the years ended December 31, 1997, 1998 and 1999, respectively. Such amortization is included in cost of license revenue.

     The Company evaluates the net realizable value of its capitalized software at each balance sheet date. During 1999 and 1998, the Company recorded a charge of $43,105,000 and $9,600,000 to reduce the capitalized software costs to its net realizable value based on future net cash flows expected from each product line. These charges resulted from the Company's change in product strategy. The Company believes the adjusted carrying value is reasonable based on its projection of future cash flows, which includes the assumption that the Invensys transaction is completed. If the Invensys transaction is not completed, substantial additional write-downs of capitalized software costs may occur.

PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

     Property, equipment and intangible assets are stated at cost. Intangible assets consisting of goodwill, customer lists and assembled workforce represents the excess of purchase price and related costs over the value assigned to the net tangible assets of businesses acquired.

     Depreciation and amortization of such assets is provided on the straight-line method over the following estimated useful lives:

-- Computer equipment................  3-5 years
-- Furniture and fixtures............  5-7 years
-- Leasehold improvements............  lesser of lease term or estimated useful life
-- Goodwill..........................  5-8 years
-- Customer lists....................  5 years
-- Assembled workforce...............  7 years

     Upon the disposition of assets, the costs and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the statements of operations.

PER SHARE INFORMATION

     Basic net income (loss) per share is determined by dividing the net income
(loss) applicable to common shareholders by the weighted average number of common shares outstanding during the period including subscribed, but unissued, shares for which cash has been received. Diluted net income (loss) per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of shares issuable upon the exercise of stock options (using the treasury stock method) and convertible securities when the effect is dilutive. The computation for net loss per share excludes any anti-dilutive common equivalent shares.

     The following table sets forth the computation of basic and diluted net income (loss) per share for the years ended December 31, (in thousands):

                                             1997        1998         1999
                                           --------    ---------    ---------
Numerator:
  Net income (loss)......................  $ 77,156    $(315,192)   $(309,579)
                                           ========    =========    =========
Denominator:
  Denominator for basic income (loss) per
     share --
     Weighted average shares.............   190,842      198,519      215,760
     Common equivalent shares............    15,229           --           --
                                           --------    ---------    ---------
  Denominator for diluted income (loss)
     per share --
       Adjusted weighted average shares
          and assumed conversions........   206,071      198,519      215,760
                                           ========    =========    =========

     For the years ended December 31, 1997, 1998 and 1999, respectively, 9,091,000, 8,641,000 and 8,583,000 shares issuable upon conversion of the Company's convertible subordinated notes were excluded from the computation of diluted earnings per share because the effect was anti-dilutive. For the years ended December 31, 1998 and 1999, all common equivalent shares related to employee stock options were excluded from the computation of diluted earnings per share because the effect was anti-dilutive. See Note 6 to Notes to Consolidated Financial Statements.

CASH AND CASH EQUIVALENTS

     The Company considers investments in highly liquid debt instruments with original maturities of 90 days or less at the date of purchase to be cash equivalents. The carrying amount reported in the balance sheets for cash and cash equivalents approximates their fair value based on quoted market prices.

     Cash equivalents consist principally of investments in certificates of deposit with financial institutions, commercial paper and other specific money market instruments of similar liquidity and credit quality. To date, the Company has not experienced any significant losses related to these investments.

MARKETABLE SECURITIES

     Marketable securities are comprised of readily marketable equity securities and debt securities with original maturities of more than three months when purchased. Marketable debt securities are classified in one of three categories: trading, available-for-sale, or held-to-maturity. Marketable equity securities are classified as either trading or available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those debt securities, which the Company has the ability and intent to hold until maturity. All other marketable securities not included in trading and held-to-maturity are classified as available-for-sale. Management determines the appropriate classification of marketable securities at the time of purchase and re-evaluates such designation as of each balance sheet date. The Company's marketable securities are primarily in short-term notes, with the exception of its investment in Meta4 which was subsequently sold in March 2000. See Note 15.

LONG-LIVED ASSETS

     The Company accounts for long-lived assets under Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" which requires the Company to review for impairment its long-lived assets, including certain identifiable intangibles, and goodwill related to those assets, whenever events or changes in circumstances indicate that the carrying amount of an asset might not be fully recoverable, or that the useful lives of these assets are no longer appropriate. When such an event occurs, the Company estimates the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized based on the difference between the carrying value of the assets and fair values. The fair value is estimated based on discounted cash flows absent an available market price.

     During 1999, 1998 and 1997, respectively, the Company recorded charges of $23.9 million, $27.3 million, and $3.4 million for impairment of its long-lived assets, excluding software development costs. The charges recorded in 1999, 1998 and 1997 reflect the Company's reduced estimate of each asset's carrying value based on projections of future cash flows. The projection of future cash flows includes the assumption that the Invensys transaction is completed. If the Invensys transaction is not completed, substantial additional write-downs of long-lived assets may be necessary.

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

STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation under SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by SFAS No. 123, the Company has elected to continue following the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and to adopt only the disclosure provisions of SFAS No. 123.

COMPREHENSIVE INCOME (LOSS)

     The Company adopted SFAS No. 130, "Reporting Comprehensive Income," effective January 1, 1998. This standard requires the Company to report the total changes in stockholders' equity that do not result directly from transactions with stockholders, including those which do not affect retained earnings. Other comprehensive income (loss) recorded by the Company is solely comprised of accumulated currency translation adjustments and unrealized gains and losses on available-for-sale marketable securities, net of related tax effects.

CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and accounts receivable. The Company places its cash equivalents and short-term investments with high credit-quality financial institutions and invests its excess cash primarily in money market instruments. The Company has established guidelines relative to credit ratings and maturities that seek to maintain safety and liquidity. The Company sells products and services to various companies across several industries throughout the world in the ordinary course of business. The Company routinely assesses the financial strength of its customers and maintains allowances for anticipated losses. For the years ended December 31, 1999 and 1998, no one customer accounted for 10% or more of net accounts receivable.

RECENT ACCOUNTING PRONOUNCEMENTS

     In December 1999, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulleting ("SAB") No. 101, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. Subsequently, the SEC released SAB 101A, which delayed the implementation date of SAB 101 for registrants with fiscal years that begin between December 16, 1999 and March 15, 2000. The Company is required to be in conformity with the provisions of SAB 101, as amended by SAB 101A. In June, 2000, the SEC issued SAB No. 101 B, further delaying the required implementation of SAB 101 by the Company until the fiscal fourth quarter of year 2000.

     In June 1999, the Financial Accounting Standards Board issued SFAS No. 137, which delays the effective date of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which will be effective for the Company's fiscal year 2001. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. The Company is currently evaluating the impact of these pronouncements.

2. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                             DECEMBER 31,
                                                         --------------------
                                                           1998        1999
                                                         --------    --------
Computer equipment.....................................  $ 73,803    $ 75,891
Furniture and other....................................    43,392      35,906
Leasehold improvements.................................    12,072      11,650
                                                         --------    --------
Property and equipment at cost.........................   129,267     123,447
Accumulated depreciation and amortization..............   (66,569)    (86,102)
                                                         --------    --------
Net property and equipment.............................  $ 62,698    $ 37,345
                                                         ========    ========

     Depreciation and amortization expense related to property and equipment was $17,665,000, $27,799,000 and $24,460,000 for the years ended December 31, 1997,
1998, and 1999, respectively.

3. INTANGIBLE ASSETS

     Intangible assets, net of accumulated amortization, consist of the following (in thousands):

                                               GOODWILL    CUSTOMER LIST    WORK FORCE     TOTAL
                                               --------    -------------    ----------    --------
Balance at December, 31 1997.................  $ 25,213       $ 9,226        $ 6,646      $ 41,085
Purchases and additions......................    42,999         3,249          7,065        53,313
Write-downs and disposals....................   (17,988)       (6,732)        (7,331)      (32,051)
Amortization.................................    (4,718)       (2,743)        (1,298)       (8,759)
Foreign exchange difference..................      (575)          (77)          (292)         (944)
                                               --------       -------        -------      --------
Balance at December, 31 1998.................  $ 44,931       $ 2,923        $ 4,790      $ 52,644
Purchases and additions......................    47,796             0          7,700        55,496
Write-downs and disposals....................   (21,362)            0         (1,202)      (22,564)
Amortization.................................   (15,027)       (2,537)        (2,922)      (20,486)
Foreign exchange difference..................      (126)         (157)          (244)         (527)
                                               --------       -------        -------      --------
Balance at December, 31 1999.................  $ 56,212       $   229        $ 8,122      $ 64,563
                                               ========       =======        =======      ========
Total accumulated amortization...............  $ 29,487       $   751        $ 1,836      $ 32,074
                                               ========       =======        =======      ========

     Amortization expense related to intangible assets was $6,054,000, $8,759,000 and $20,486,000 for the years ended December 31, 1997, 1998, and
1999, respectively. Amortization expense in 1999 excludes charges incurred to write-down intangible assets to their estimated fair value. Write-downs during 1999 reflect the Company's reduced estimate of each asset's carrying value based on projections of future cash flows. The Company believes the adjusted carrying values are reasonable based on projections of future cash flows, which includes the assumption that the Invensys transaction is completed. If the Invensys transaction is not completed, additional substantial write-downs of intangible assets may be necessary. See Note 14 for discussion of write-downs and disposals of intangible assets.

4. MARKETABLE SECURITIES

     The following is a summary of available-for-sale debt and equity securities (in thousands):

                                                              DECEMBER 31,
                                                            -----------------
                                                             1998      1999
                                                            ------    -------
Certificates of deposit...................................  $   --    $41,832
Equity securities.........................................   1,080     19,089
                                                            ------    -------
                                                            $1,080    $60,921
                                                            ======    =======

     All debt securities held as of December 31, 1999 are due within one year. As of December 31, 1998 and 1999, all securities held were designated as available for sale. Accordingly, these securities are carried at fair value. At December 31, 1999, the Company recognized an unrealized loss on its investment in Meta4, an equity security, of $1,808. This amount has been recorded as a separate component of shareholders' equity at December 31, 1999. The cost of securities sold is based on specific identification. At December 31, 1999, Meta4 was the only equity security held by the Company.

5. BORROWING ARRANGEMENTS

CREDIT AGREEMENTS

     As of December 31, 1999, one of the Company's subsidiaries has a $1 million line of credit with its local bank. At December 31, 1998 and 1999, the local subsidiary had borrowings of $101,000 and $411,000, respectively, on its line of credit. $589,000 was available to borrow under the line of credit at December 31, 1999.

     The weighted average interest rates on the short-term borrowings were 6.87% and 5.95% as of December 31, 1998 and 1999, respectively.

     During the third quarter of 1999, the Company entered into a $75 million revolving credit facility collateralized by certain of the Company's receivables. At December 31, 1999, no borrowings were outstanding under this facility. The credit facility was subsequently cancelled in February 2000.

LONG-TERM DEBT

     The Company's long-term debt obligations consist of the following (in thousands):

                                                             DECEMBER 31,
                                                         --------------------
                                                           1998        1999
                                                         --------    --------
Convertible subordinated notes, 4.50%, due December 15,
  2001.................................................  $190,103    $188,833
Other..................................................     1,312         396
                                                         --------    --------
                                                          191,415     189,229
Less current portion...................................       402         188
                                                         --------    --------
                                                         $191,013    $189,041
                                                         ========    ========

     In December 1996, the Company issued $175,000,000 of 4.5% unsecured convertible subordinated notes ("Notes") pursuant to an indenture dated as of December 15, 1996 ("Indenture"). The Notes are convertible into the Company's common shares at any time after the 90th day following the last original issue date of the Notes at a conversion price of $22.00 per share. The Notes are redeemable by the Company under certain conditions after December 16, 1998 and at any time after December 16, 1999. Until the Notes are converted or redeemed, the Company will pay interest semi-annually, commencing June 15, 1997. In January 1997, the

Company issued another $25,000,000 of Notes under the same terms and conditions. The Notes are subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the Indenture) of the Company. As of December 31, 1999, $11.2 million of notes had been converted to common shares.

     In March 2000, the Company entered into agreements with certain of the note holders under which the holders agreed to convert or exchange their notes for equity in the Company at the conversion price of $6.25 per share. Consistent with the terms of the Indenture, the Company then temporarily lowered the conversion price (originally $22.00 per share) to $6.25 per share for its remaining Convertible Notes for a 61-day period, which ended on May 29, 2000. As a result of these actions, a total of $50.3 million aggregate principal amount of Convertible Notes were either converted into or exchanged for shares, resulting in the issuance of approximately 8 million shares. Consequently, there remains approximately $139 million in outstanding convertible notes as of May 31, 2000. In connection with this inducement offer, the Company recognized a non-cash expense equal to the fair value of the shares issued at the special conversion rate in excess of the fair value of the shares had they been converted at the original conversion price. The non-cash expense recognized during the first six months of 2000 related to the induced conversion was approximately $29 million.

     Costs of $5,655,000 incurred in connection with issuing the Notes have been capitalized and are being amortized on a straight-line basis to interest expense over the term of the Notes. A total of $1,000,000, $1,262,000 and $1,131,000 were amortized in the years ended December 31, 1997, 1998 and 1999, respectively. Approximately $2,238,000 of remaining unamortized costs are included in other current assets and other non-current assets in the accompanying Consolidated Balance Sheets.

     The aggregate amount of maturities subsequent to December 31, 1999 for all long-term debt based on the exchange rates at December 31, 1999 are as follows (in thousands):

2000..............................................  $    188
2001..............................................   189,041
                                                    --------
                                                    $189,229
                                                    ========

6. SHAREHOLDERS' EQUITY

COMMON SHARES

     The Company is able to declare or pay dividends in any currency or multiple currencies as deemed appropriate by management, although the Company has no present intent to declare any dividend. Each holder of common shares is entitled to one vote per share on all matters presented to a vote of the Company's shareholders.

     In December 1998, the Company received a $75 million equity investment from Fletcher International Limited ("Fletcher"). Fletcher paid $75 million to the Company in exchange for a subscription to common shares, which will be purchased during the period August 1, 1999 through December 31, 2001. The number of common shares and the price per share will be based on future stock price movement and will be calculated when the shares are purchased. In no event may the exercise price exceed $16.00 per share, which results in the minimum issuance of approximately 5 million common shares. Subject to certain terms, the agreement also provides for an additional investment of up to $150 million in the Company over the next three years (again based on a formula based on the market price of the Company shares at or around the time of exercise). For nine months commencing October 1, 1999, the Company had the right to require Fletcher to purchase up to $75 million worth of additional common shares. To the extent that the Company has not fully exercised its right, Fletcher has the right to purchase any unexercised portion during the remaining term of the agreement. Also, for 27 months commencing October 1, 1999, Fletcher has the additional right to purchase another $75 million in common shares.

     In connection with the Invensys tender offer, the Company and Fletcher entered into a Termination and Standstill Agreement. Fletcher agreed to sell to the Company 8,121,236 common shares it had purchased under the Share Rights Agreement, at the U.S. dollar equivalent of the Invensys Offer Price of Euro
2.85 per share (which the Company then assigned to Invensys). The Company also agreed to pay Fletcher the sum of

(a) $10,000,000 in exchange for extinguishing its unexercised rights under the Share Rights Agreement (totaling approximately $215 million in such unexercised rights) which the Company will record as an expense during 2000, and (b) $16,623,392 (plus interest at 8.5% per year after May 29, 2000) in repayment of monies already advanced to the Company but not yet converted into common shares (total of approximately $15 million) which will be reflected as an increase to shareholders' deficit when paid. These monies would be due and payable if a change in control of the Company occurs prior to December 31, 2000; if there is no change of control by December 31, those payments would not be owed and those rights revert to Fletcher.

     During 1999 and 1998, Fletcher paid to the Company $135 million and $75 million, respectively, in exchange for subscription to common shares to be purchased during the period August 1, 1999 through December 31, 2001. The number of common shares and the price per share are based on future stock price movement and are calculated when the shares are purchased.

PREFERRED SHARES

     At the Extraordinary General Meeting of Shareholders held on March 18, 1999, the shareholders voted to amend the Company's Articles of Association to permit the issuance of preferred shares. The holders of preference shares, if issued, would have a right to receive dividend payments on their shares equal to a percentage of the nominal value of said preference shares increased by the possible share premium payments on those shares (calculated in accordance with article 30 of the Articles of Association) before any dividends can be distributed to the holders of ordinary shares. Any shortfall in dividend payment in previous years will be remedied in the year(s) in which profits allow such remedy. In addition, the holders of preference shares, if issued, would have certain preferential rights if the Company were liquidated. The preference shares can, if so desired, be divided into series of shares. No share certificates would be issued with respect to preference shares. The Company has agreed that at no time will it issue preference shares in the aggregate amount greater than 30% of the total issued and outstanding common shares of the Company. No preference shares have been issued to date.

COMPANY STOCK PLAN

     In December 1993, shareholders approved the 1993 Stock Plan (the "Company Plan"). Through this Plan and subsequent amendments, the Company has reserved a total of 47,000,000 common shares for grant thereunder to eligible participants. The shares may be authorized but unissued, or reacquired common stock. The number of common shares covered under the Plan shall be proportionately adjusted for any increase or decrease in the number of shares issued for which the Company receives no consideration. As of December 31, 1998 and 1999, 3,071,000 and 8,544,320 common shares, respectively, remain available for grant.

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

ASSUMED STOCK PLANS

     As a result of the Company's acquisition of Berclain Group, Inc. ("Berclain") in May 1996, the Company assumed the outstanding options under The Berclain Stock Option Plan (the "Berclain Plan"). The Berclain Plan provided for grants of non-qualified stock options to employees and eligible participants of Berclain. The term of each option was not to exceed a period of five years from the grant date and each option generally vested over one year. At December 31, 1999, the Company had reserved 6,926 of its common shares for issuance under the Berclain Plan. No additional grants will be made under the Berclain Plan.

     As a result of the Company's acquisition of Aurum Software, Inc. ("Aurum") in 1997, the Company assumed the outstanding options under Aurum's Stock Option Plans (the "Aurum Plans"). The Aurum Plans provided for grants of incentive and repurchasable stock options to employees and non-qualified options to eligible participants of Aurum. The term of each option was not to exceed a period of ten years from the grant date and each option generally vested over four years. At December 31, 1999, the Company had reserved

1,567,952 of its common shares for issuance under the Aurum Plans. No additional grants will be made under the Aurum Plans.

     As a result of the Company's acquisition of Beologic A/S ("Beologic") in November 1997, the Company assumed the outstanding options under The Beologic Warrant Scheme (the "Beologic Plan"). The Beologic Plan provided for grants of non-qualified stock options to employees and eligible participants of Beologic. The term of each option was not to exceed a period of 32 months and 31 days from the grant date and each option generally vested over 2.6 years. At December 31, 1999, the Company had reserved 122,796 of its common shares for issuance under the Beologic Plan. No additional grants will be made under the Beologic Plan.

     As a result of the Company's acquisition of CODA ("Coda") in May 1998, the Company assumed the outstanding options under Coda's three stock options plans: the Coda Worldwide Scheme (W.W.), Coda Incorporated Scheme (U.S.), and Coda Executive Scheme (U.K.) (the "Coda Plans"). The Coda Plans provided for grants of incentive stock options to employees and non-qualified options to eligible participants of Coda. The term of each option was not to exceed a period of ten years from the grant date and each option generally vested over three years. At December 31, 1999, the Company had reserved 97,207 of its common shares for issuance under the Coda Plans. No additional grants will be made under the Coda Plans.

EMPLOYEE STOCK PURCHASE PLANS

     In February 1995, the Company adopted the 1995 Employee Stock Purchase Plans (U.S. ESPP and Non-U.S. ESPP). The U.S. ESPP permits eligible employees of Baan USA to purchase common shares through payroll deductions of up to the lesser of 10% of their compensation, or $25,000 in any year. The price of common shares purchased under the U.S. ESPP will be 85% of the lower of the fair market value of the Company's common shares on the first or last day of each offering period. The Non-U.S. ESPP terms are modified for local rules governing such plans. A total of 4,000,000 common shares are available for grant under the two Employee Stock Purchase Plans. Approximately 3,386,871 common shares were issued under these plans through December 31, 1999. All remaining shares available for use in the ESPP (a total of 613,129 shares) were issued during 2000 prior to the ESPP's termination on or about April 28, 2000.

DIRECTOR STOCK OPTION PLAN

     In March 1995, the Company adopted the 1995 Director Stock Option Plan ("Director Plan"). Under the terms of the Director Plan, each person who becomes a Supervisory Director on or after July 1, 1995 shall automatically be granted an option to purchase 50,000 common shares, except that the elected chairman of the Supervisory Board shall be granted an option to purchase 65,000 shares ("Initial Options") on the date on which the person first becomes a Supervisory Director; provided, however, that no Option shall be granted to a Supervisory Director who, immediately prior to becoming a Supervisory Director, was a Managing Director. Initial Option grants vest in four equal annual installments of 25% per year. All options have a term of five years and are to be granted at fair market value at the date of grant. In the event of a merger or sale of the Company, all options granted become exercisable immediately. The Company has reserved a total of 1,600,000 common shares for grant under the Director Plan.

     Option activity under the Company Plans, excluding employee stock purchase plans and the director stock option plan, was as follows:

                                                             OUTSTANDING      WEIGHTED
                                                              NUMBER OF     AVERAGE PRICE
                                                               OPTIONS       PER OPTION
                                                             -----------    -------------
Balance at December 31, 1996...............................  18,944,000        $ 7.74
Granted....................................................   7,901,000        $31.66
Canceled or expired........................................    (616,000)       $15.39
Exercised..................................................  (4,185,000)       $ 4.69
                                                             ----------        ------
Balance at December 31, 1997...............................  22,044,000        $18.62
Granted....................................................  11,706,000        $16.18
Canceled or expired........................................  (8,629,000)       $23.86
Exercised..................................................  (5,575,000)       $ 4.68
                                                             ----------        ------
Balance at December 31, 1998...............................  19,546,000        $11.42
Granted....................................................   6,375,000        $11.28
Canceled or expired........................................  (5,115,000)       $13.51
Exercised..................................................  (4,135,000)       $ 4.33
                                                             ----------        ------
Balance at December 31, 1999...............................  16,671,000        $12.29
                                                             ==========        ======

     As of December 31, 1998 and 1999, stock options were exercisable for 7,425,000 and 8,170,602 common shares, respectively.

     In November 1998, the Company's Supervisory Board of Directors approved an option repricing program. Under the repricing program, current employees (other than designated members of senior management) holding outstanding options with exercise prices at or above $11.13 per share could elect to amend such options to change the exercise price to $11.13 per share, the average of the fair market value on three consecutive trading days. All other terms of such options remained unchanged, except that the repriced options are not exercisable for a period of six months after the effective date of the repricing. If an employee voluntarily terminated his or her employment prior to the end of the six-month non-exercise period, the amended options were forfeited and the unexercised shares were returned to the 1993 Stock Plan.

     The following table summarizes information about stock options outstanding at December 31, 1999:

                       OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
                  ------------------------------                   ---------------------------
                  WEIGHTED AVERAGE                   WEIGHTED                      WEIGHTED
    RANGE OF         REMAINING         NUMBER      AVERAGE PRICE     NUMBER      AVERAGE PRICE
EXERCISE PRICES   CONTRACTUAL LIFE   OUTSTANDING    PER OPTION     EXERCISABLE    PER OPTION
----------------  ----------------   -----------   -------------   -----------   -------------
$ 0.01 - $ 5.68        0.3 year         499,876       $ 2.38          442,391       $ 2.37
$ 5.69 - $11.36       1.5 years       8,151,480       $ 9.97        4,958,261       $10.27
$11.37 - $17.03       2.4 years       6,232,361       $12.61        1,809,027       $12.30
$17.04 - $22.71       1.9 years         945,517       $18.00          448,297       $18.14
$22.72 - $28.39       2.1 years           5,215       $27.67            4,770       $27.85
$28.40 - $34.07       2.6 years         759,483       $30.86          468,212       $30.98
$34.08 - $39.75       3.1 years          47,309       $37.10           30,558       $37.18
$39.76 - $45.42       0.4 years          30,000       $44.63            9,000       $44.63
$45.43 - $51.10       0.0 years              --       $   --               --       $   --
$51.11 - $56.78       1.2 years              86       $56.37               86       $56.37
                                     ----------                     ---------
                                     16,671,327                     8,170,602
                                     ==========                     =========

     Pro forma information regarding net income (loss) per share is required by SFAS No. 123 for awards granted as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS No. 123. The fair value of the Company's stock-based awards to employees was estimated as of the date of grant using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

                                                  OPTIONS                   ESPP
                                            --------------------    --------------------
                                            1997    1998    1999    1997    1998    1999
                                            ----    ----    ----    ----    ----    ----
Expected life (months)....................   56      59      59       6       6       6
Expected volatility.......................   50%     75%     75%     50%     75%     75%
Risk-free interest rate...................  5.7%    5.1%    5.1%    5.4%    5.1%    5.1%

     For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period (for options) and the six-month purchase period (for stock purchases under the ESPP). The Company's pro forma net income and net income per share for 1997, 1998, and 1999 is as follows (in thousands except for net income per share):

                                                     1997        1998         1999
                                                    -------    ---------    ---------
Net income (loss):
  As reported.....................................  $77,156    $(315,192)   $(309,579)
  Pro forma.......................................  $50,479    $(383,920)   $(353,233)
Basic income (loss) per share
  As reported.....................................  $  0.40    $   (1.59)   $   (1.43)
  Pro forma.......................................  $  0.26    $   (1.93)   $   (1.64)
Diluted income (loss) per share
  As reported.....................................  $  0.37    $   (1.59)   $   (1.43)
  Pro forma.......................................  $  0.25    $   (1.93)   $   (1.64)

The weighted-average fair value of options granted during 1997, 1998, and 1999 was $11.25, $14.73 and $11.28, respectively. The weighted average fair value of employee stock purchase rights granted under the U.S. ESPP and Non-U.S. ESPP during 1997, 1998, and 1999 was $6.28, $11.57 and $8.11, respectively.

7. INCOME TAXES

     The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109. Deferred income taxes are provided, using the liability method, for all temporary differences between tax and financial reporting.

     Income (loss) before taxes consists of the following (in thousands):

                                                        YEAR ENDED DECEMBER 31,
                                                   ----------------------------------
                                                     1997        1998         1999
                                                   --------    ---------    ---------
The Netherlands..................................  $ 81,629    $(119,744)   $(164,172)
Rest of the world................................    31,881     (215,448)    (145,407)
                                                   --------    ---------    ---------
Income (loss) before income taxes................  $113,510    $(335,192)   $(309,579)
                                                   ========    =========    =========

     The components of the provision for income taxes are as follows (in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1997        1998      1999
                                                          -------    --------    ----
Current:
  The Netherlands.......................................  $31,316    $(31,088)   $ --
  Germany...............................................    4,536      (6,000)     --
  United States.........................................    7,579       1,300      --
  Other countries.......................................    3,515       5,000      --
                                                          -------    --------    ----
          Total current.................................   46,946     (30,788)     --
Deferred:
  The Netherlands.......................................  (11,741)     13,708      --
  Germany...............................................      415      (4,629)     --
  United States.........................................      734       1,709      --
                                                          -------    --------    ----
          Total deferred................................  (10,592)     10,788      --
                                                          -------    --------    ----
  Provision (benefit) for income taxes..................  $36,354    $(20,000)   $ --
                                                          =======    ========    ====

     The Company's effective income tax rate differs from The Netherlands' standard rate of 35% due to the following (in thousands):

                                                         YEAR ENDED DECEMBER 31,
                                                    ---------------------------------
                                                     1997        1998         1999
                                                    -------    ---------    ---------
Expected tax at standard rate.....................  $39,729    $(117,317)   $(108,353)
Amortization of goodwill..........................    2,106        8,341        5,013
Foreign earnings taxed at higher rates............      239           --           --
Dutch qualifying income tax reduction.............   (4,382)          --           --
Increase in valuation allowance...................       --      116,404       82,427
Rate differential on subsidiary write-downs.......       --      (50,600)          --
Foreign rate differential and other, net..........   (1,338)      23,172       20,913
                                                    -------    ---------    ---------
Provision (benefit) for income taxes..............  $36,354    $ (20,000)   $      --
                                                    =======    =========    =========
Effective tax rate................................       32%          (6)%         --%
                                                    =======    =========    =========

     The components of the deferred tax assets and liabilities are as follows (in thousands):

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998         1999
                                                              ---------    ---------
Deferred tax assets:
  Expenses not currently deductible.........................  $  13,210    $  17,581
  Net operating losses......................................    137,349      221,690
  Deferred revenue..........................................      7,760          565
  Credits...................................................      3,348        2,595
                                                              ---------    ---------
     Total deferred tax assets..............................    161,667      242,431
     Less valuation allowance...............................   (116,404)    (198,831)
                                                              ---------    ---------
     Total deferred tax assets..............................     45,263       43,600
                                                              ---------    ---------
Deferred tax liabilities:
  Software development costs................................      2,663        1,000
  Reduction in value of subsidiaries........................     42,600       42,600
                                                              ---------    ---------
     Total deferred tax liabilities.........................     45,263       43,600
Total net deferred tax assets...............................  $      --    $      --
                                                              =========    =========

     At December 31, 1999 the Company had net operating losses generated in various countries totaling approximately $695 million of which $478 million, $53 million and $122 million were generated in The Netherlands, Germany and the United States, respectively. The Netherlands and German net operating losses can be carried forward indefinitely to offset future taxable income. Included in the Dutch net operating losses is an amount of approximately $200 million related to certain specific Dutch tax rules on investments (Article 13.c.a). This amount needs to be reversed in future years and added to Dutch taxable income. The net operating losses generated in the United States expire in 2008 or later. Approximately $36 million of the net operating losses generated in the United States relate to disqualifying dispositions of qualified incentive stock options and will be recorded directly to shareholders' equity and will not result in a tax rate benefit when these losses are utilized. The benefit of the net operating losses generated in 1997 was recorded as a reduction of the provision for Dutch income taxes as of 1997. As of December 31, 1999 and 1998, the Company has established a full valuation allowance due to operating losses incurred and uncertainty of realization of the net deferred tax assets.

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

8. FINANCIAL INSTRUMENTS

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company's use of derivative financial instruments is limited to short-term foreign currency forward contracts. The Company uses these contracts primarily to offset the effects of exchange rate changes on intercompany cash flow exposures denominated in foreign currencies. These exposures include trade accounts receivable, intercompany royalties, intercompany service fees and intercompany loans. The primary exposures are denominated in European and Asian currencies. The Company does not hold these derivative financial instruments for trading purposes.

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

     The Company's foreign currency forward contracts all have maturities of less than one year. During 1999, the Company incurred unrealized losses on its foreign currency forward contracts of approximately $2.9 million. These forward contracts are summarized below at contract value (in thousands):

                                              DECEMBER 31,
                                           ------------------
                                            1998       1999
                                           ------    --------
European currencies......................  $2,811    $100,000
                                           ------    --------
Total....................................  $2,811    $100,000
                                           ======    ========

     The amounts represent the U.S. dollar equivalent of commitments to trade foreign currencies.

     While the contract amounts provide a measure of the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk. The Company controls credit risk through credit approvals, limits and subsequent monitoring procedures.

FAIR VALUES OF FINANCIAL INSTRUMENTS

     The carrying amounts and estimated fair values of the Company's financial instruments were as follows (in thousands):

                                                  1998                    1999
                                          --------------------    --------------------
                                          CARRYING      FAIR      CARRYING      FAIR
                                           AMOUNT      VALUE       AMOUNT      VALUE
                                          --------    --------    --------    --------
Financial assets
  Cash and cash equivalents.............  $205,751    $205,751    $135,744    $135,744
  Marketable securities.................     1,080       1,080      60,921      60,921
Financial liabilities
  Short-term borrowings.................       121         121         411         411
Convertible subordinated notes..........   190,103     143,053     188,833     177,975
  Other long-term borrowings (including
     current portion)...................     1,312       1,312         396         396
Off-balance sheet instruments
  Foreign currency forward contracts....        --         161          --       2,900

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

9. CONCENTRATION OF CREDIT RISK

     Credit risk associated with accounts receivable is limited due to the large number of customers comprising the Company's customer base and their dispersion among many different industries and geographical regions. The Company does not require collateral to support customer receivables. For the year ended December 31, 1997, the Company charged $12.4 million to bad debt expense and recorded bad debt write-offs of $3.0 million. For the year ended December 31, 1998, the Company charged $55.3 million to bad debt expense and recorded bad debt write-offs of $23.8 million. For the year ended December 31, 1999, the Company charged $37.4 million to bad debt expense and recorded bad debt write-offs of $34.1 million.

10. TRANSACTIONS WITH RELATED PARTIES

     Jan Baan, formerly Chief Executive Officer and a Managing Director of the Company, and J.G. Paul Baan, formerly a Supervisory Director of the Company, and the Company's founders, effectively control a Netherlands limited liability company called Vanenburg Group B.V. ("VG," formerly Baan Investment B.V. and Vanenburg Ventures B.V.). As reported in Form 20-F for 1998, VG had advised that it owned approximately 20% of the Company's outstanding Common Shares as of April 9, 1999. On May 31, 2000, VG, Jan and Paul Baan, and related persons/entities sold all shares they held in the Company to Invensys in connection with the Invensys tender offer. The shares were sold at the offer price, and the sellers represented that they were selling to Invensys any and all shares they owned in the Company. Therefore, as of June 1, 2000, VG does not own any shares in the Company.

     VG was created in 1994 as a venture capital company that invests in the form of corporations, joint ventures, or partnerships in various new technologies, educational programs, research projects and sales, consulting, and support activities principally in the ERP and other technology markets. As described further below, the Company has entered into various agreements with entities owned or controlled by VG and has recognized revenue and reimbursement of expenses from, and incurred costs for goods and services provided by, VG while it was considered a related party of the Company. The Company believes that all such transactions have been entered into in the ordinary course of business and have been on terms no less favorable than would have been obtained from unrelated third parties. Since 1998, it has been Company policy to have all material agreements with VG approved by the independent directors of the Company's Supervisory Board, and information on all material VG relationships has also been provided to the Company's Audit Committee.

     As reported in the Company's Form 20-F for 1997, VG owned approximately 39% of the Company's outstanding shares as of April 1998. In October 1998, however, VG publicly disclosed that it had secured $500 million in loans to help fund certain of its operations and investments, with VG's shares in the Company serving as collateral on those loans. When the publicly traded share price in the Company's stock declined over the summer and into the fall of 1998, VG reported that its lenders began selling the VG collateral shares to pay down the VG debt obligations. As a consequence, VG's holdings of the Company's shares continued to decline throughout 1999 and 2000. VG also indicated that it would undertake a review of its operations/investments, with an eye toward reorganizing and/or selling certain of its assets.

     Revenues from VG during 1997, 1998 and 1999, were $66.3 million, $50.6 million and $2.0 million, respectively. As of December 31, 1998 and 1999, the outstanding balances with VG (reflected in amounts (due to) and due from related parties) consisted of the following (in thousands):

                                                             DECEMBER 31,
                                                          -------------------
                                                           1998        1999
                                                          -------    --------
Baan Mid-market Solutions (BMS).........................  $ 2,648    $     --
Vanenburg Business Systems (VBS)........................    1,142       4,011
Vanenburg Ventures......................................   (1,463)    (43,375)
Other...................................................    3,970        (822)
                                                          -------    --------
                                                          $ 6,297    $(40,186)
                                                          =======    ========

     The Company's Indirect Channel. Since 1996, one of the principal relationships between VG and the Company has been VG's involvement as both a reseller and manager of the Company's indirect channel. As indicated above, the Company began building an indirect channel in 1996 as part of its strategy to penetrate the SME market (or so-called midmarket). Because the go-to-market strategy and demands of the midmarket differ significantly from those of the high-end ERP sector, the Company believed then (and continues to believe) that the midmarket could likely best be served through creation of an indirect channel. Commencing in 1996, therefore, the Company embarked on a strategy of signing resellers as part of this midmarket strategy.

     1. The VBS relationship. Consistent with its venture capital philosophy, and in an effort to participate in the indirect channel the Company was creating, VG and a third party in 1996 created a joint venture known as BBS Holding B.V. (now owned 100% by VG). That company in turn owns a series of approximately fifteen companies operating as resellers in the mid-market space. These companies were commonly referred to throughout 1996-1998 as the Baan Business Systems network, or "BBS." In April 1999, BBS changed its name to the Vanenburg Business Systems network, or "VBS." The fifteen VBS companies are part of a worldwide indirect channel for the Company, currently consisting of over 200 companies.

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

     The Company recognized revenues of approximately $32.3 million from VBS during 1997 from sales of licenses pursuant to the VBS reseller agreement. In addition, during 1997, the Company assigned to VBS a number of customer contracts that the Company believed could best be served by VBS. In connection with assigning those contracts: (i) the Company assigned the related outstanding accounts receivable balances in the aggregate amount of $4.6 million and $0.3 million, respectively, and VBS paid for such outstanding receivables; and (ii) VBS paid the Company for these contracts $18.0 million and $2.9 million in 1997 and 1998, respectively, representing the value of certain potential future license revenue forgone by the Company as a result of pricing differences between customary terms in direct sales versus indirect channel, third-party contracts. Finally, during 1997 the Company recognized $8.7 million from the VBS holding company for the non-recourse assignment of the remaining rights and obligations under a license agreement with an unrelated third-party. All revenue recognized from VBS is included in "License revenue from related parties" in the accompanying Consolidated Statements of Operations.

     The Company recorded no license revenues from VBS in 1998 because it and the Company's other resellers began buying directly from a newly formed company, Baan Midmarket Solutions B.V. ("BMS"), a joint venture between the Company and VG created in late 1997 as wholesaler and manager of the indirect channel.

     2. Creation of BMS. Over the course of 1997, the Company's indirect channel grew to approximately 110 resellers, including approximately 15 VBS companies. Given that growth, and the potential for future growth of the channel, the Company determined that a stronger infrastructure to manage and support the channel was needed. To provide that "backbone," the Company and VG entered into a joint venture agreement in the fourth quarter of 1997 under which BMS was created (85% owned by VG, 15% by the Company). As envisioned, BMS would act as the wholesaler to the indirect channel distributors and resellers, and would provide training, lead generation and sales support to further develop and sustain the channel. With the creation of BMS, the Company ceased to sell directly to VBS and its other resellers (with the exception of minor direct sales to independent third-party resellers in the first quarter of 1998 in the amount of $5.3 million, $1.3 million of which was recorded as deferred revenue).

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

     The Company's distribution agreement with BMS at no time permitted stock balancing, returns, or exchanges (since there were no extended payment or return provisions in that contract), and there has never been any stock balancing, returns, or exchanges from BMS to the Company. The Company likewise is not aware that BMS had any such arrangements with any of the VARs or distributors it managed. In January 1999, BMS sold its remaining stock of inventory at a discount to an independent third-party distributor. In connection with the Company's purchase of BMS's core assets in January 1999 (described in detail below), the Company paid VG $2 million on execution of that purchase agreement, representing approximately one-half the discount negotiated by the independent third-party purchaser of BMS's inventory.

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

     Over the course of 1998, however, BMS better than doubled the number of channel partners selling the Company's products into the midmarket -- ending 1998 with approximately 215 independent, third-party VARs and approximately 15 VBS resellers. With a related party acting as the sole distributor for indirect sales, and with indirect sales in early 1998 showing the potential to grow significantly as a percentage of the Company's total sales, the Company announced in the second quarter of 1998 that it would change to the sell-through model for channel revenue recognition. With this change, sales to BMS were made based on BMS's reports of the VAR's sell-through to end-users.

     With the exception of the limited sales the Company made directly to resellers in the first quarter of 1998, all of the 230 or so VARs bought licenses from BMS. As a result, virtually all of the Company's indirect channel revenue in 1998 was reported under the "License revenue from related parties"
item in the accompanying Consolidated Statement of Operations. During the course of 1998, sales to BMS, recognized by the Company as related party revenue, were $15.3 million in the first quarter, $32.6 million in the second quarter, and $23.2 million in the third quarter. With respect to the fourth quarter of that year, BMS advised the Company that $17 million in licenses had been sold through to end-users during that quarter. As described in the next subsection, however, the Company did not sell new licenses to BMS in the fourth quarter as part of a strategy to address inventory levels in the channel in light of declining ERP demand. In January 1999, as described below, the Company acquired all of the principal assets of BMS and, as a result, recorded no revenue from BMS in 1999.

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

     4. The Company's acquisition of core BMS assets. In connection with its October 1998 announcement that VG's lenders were selling the Company shares VG owned and had pledged as collateral to pay down VG's debt obligations, VG also announced that it would reorganize its business, and potentially liquidate or substantially restructure certain of its assets.

     One of the assets immediately and significantly put at risk by these events was the BMS joint venture with the Company. Given the importance of the indirect channel to the Company's strategy going forward, the Company decided to purchase the core BMS assets. In January 1999, the Company entered into an agreement with VG pursuant to which the Company purchased (or was assigned) all VAR agreements that had previously been assigned to BMS and/or that BMS had entered into since its creation. Approximately 130 BMS employees also transferred to the Company as part of the transaction.

     The purchase price was comprised of the following: (i) $2 million paid in cash upon execution, representing one-half the total discount negotiated by the third-party distributor that purchased the BMS inventory existing at the end of 1998; and (ii) a three-year, 15% royalty on the Company's net revenues from its indirect channel that includes a minimum payment and maximum potential earn out. The minimum guaranteed payment is approximately $41 million. To the extent this minimum is not earned in full via the royalty the Company would be obligated to pay VG the difference between the earned amounts and the minimum guaranty. The maximum potential earn out is the guaranteed minimum payment plus up to an additional $44 million.

     The surviving entity of what had been BMS is now owned 100% by VG. The principal remaining assets of that entity are outstanding accounts receivables; it is expected the surviving entity will be liquidated once those accounts receivables are collected. The Company was advised on the transaction by outside U.S. and Dutch legal counsel. Credit Suisse First Boston issued a fairness opinion as to the fairness from a financial point of view to the Company of the consideration being paid for BMS.

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

     In addition, as part of the BMS agreement, VG has agreed to eliminate the "Baan" name from any and all of its operations, and VG has recognized the Company's ownership of all right, title, and interest in and to the "Baan" name for commercial purposes. Any use of the "Baan" name by VG going forward must be based on written agreement with the Company; but it is the intention of the Company, except in isolated cases to aid in a particular VG entity's transition to another name, that it will not grant permission to such use by VG.

     Other Company-VG Relationships During 1997-1999. During 1997-1999, the Company entered into the following additional agreements with VG:

     - In March 1999, the Company entered into a development agreement with a wholly-owned subsidiary of VG (Hiscom B.V.). Under the agreement, the subsidiary agreed to pay the Company $5 million as a development fee for perpetual use of the then-existing version of the licensed Baan technology, and $1 million representing annual upgrade fees of $500,000 over each of the next two years for any enhancements to the licensed technology. The $5 million development fee and $1 million upgrade fee are being recognized ratably over the two-year life of the contract.

     - In September 1999, the Company entered into an agreement under which it acquired certain assets of VG, licensed certain intellectual property it was acquiring from VG back to VG, and settled certain legal claims between the parties. Under that agreement, the Company acquired the following intellectual property, employees, and other items from VG for $28.8 million payable in equal installments over sixteen quarters beginning in the fourth quarter of 1999: (i) the intellectual property assets and workforce from B.A. Intelligence Networks, Ltd. (BAIN), a developer of Product Data Management (PDM) extensions to BaanERP; (ii) the intellectual property assets of Vanenburg Business Innovations B.V. (Triarch), a developer of Dynamic Enterprise Models; and (iii) GMG Global Maintenance Group Ltd., then a wholly-owned VG subsidiary incorporated in Israel that provides support for Baan products as well as other services. The net present value of the short-term and long-term portions of the amount due is $20.3 million and is reflected in due to related parties in the accompanying financial statements.

     - During 1998, pursuant to a decision to eliminate its two then-existing joint investments with VG (other than BMS), the Company sold its minority interests in two software companies (Top Tier and B.A. Intelligence Networks, in which VG also had an interest) to VG for approximately $9.7 million. The proceeds approximated the Company's carrying value in such investments; therefore, the Company did not realize a gain or loss on these transactions.

     - Having concluded that certain of its Latin American subsidiaries were operating in countries in which the midmarket presented the most attractive market opportunity, and thus should more appropriately be part of the Company's indirect channel, the Company sold in 1998 those subsidiaries to VG for approximately $5.2 million. The Company recognized in 1998 a loss of approximately $7.2 million from the sale of such subsidiaries. Such loss is included in "Loss on disposals of assets" in the accompanying Consolidated Statements of Operations.

     - During 1998, the Company also acquired ownership in certain work flow engine technology from LEY GmBH ("LEY"), a company in which VG had a 58% equity interest at that time. The Company paid $5.5 million to acquire this technology, based on an independent valuation, which is recorded in "Software development costs" on the accompanying Balance Sheet. The agreement also provides LEY with the right to sell the product on a stand-alone, royalty basis (the Company has need to sell this engine only as a bundled product). LEY did not have stand-alone sales in 1998 or 1999 according to its reports to the Company, so no royalties were recorded.

     - During 1997 and 1998, the Company also charged VG $3.6 million and $5.3 million, respectively, for marketing costs (including without limitation for its use of the "Baan" name). Due to VG's election in late 1998 to close or sell a substantial number of its investments, and its agreement to cease use of the "Baan" name (described above), the Company did not charge VG any such marketing costs in 1999. Such amounts have been reflected as reductions in operating expenses in the accompanying Consolidated Statements of Operations.

     - During 1997, 1998 and the first six months of 1999, the Company charged VG $5.0 million, $16.5 million and $6.2 million, respectively, for certain Information Technology ("IT") services, pursuant to an IT services agreement between the parties under which the Company provided VG use of the Company's IT and telephony infrastructure. Pricing was based on third-party information the Company obtained concerning outsource rates third parties charged for similar arrangements. As of July 1, 1999, the IT services agreement was terminated and the Company no longer provides these IT services to VG. Such amounts have been reflected as reductions in operating expenses in the accompanying Consolidated Financial Statements.

     - During 1998 and 1999, the Company entered into several agreements with VG entities under which the Company paid VG certain product, marketing, services, or lease fees. These agreements include royalty and OEM agreements under which the Company is authorized to resell software, instructional or other materials created by certain companies owned or controlled by VG; subcontracting agreements whereby the Company retains the services of certain VG entities to assist in fulfilling customer commitments; and lease agreements for certain of the Company's Netherlands facilities that were properties owned by VG entities. The total costs and expenses incurred by the Company during 1998 and 1999 associated with these agreements were not material.

11. ACQUISITIONS

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

     Combined and separate results of the Company and Aurum for the periods prior to the acquisition were as follows (in thousands):

                                                             EIGHT MONTHS ENDED
                                                              AUGUST 31, 1997
                                                             ------------------
                                                                (UNAUDITED)
Net Revenues:
  Aurum Software, Inc. ....................................       $ 24,232
  Baan Company.............................................        319,098
                                                                  --------
                                                                  $343,330
                                                                  ========
Net Income (Loss):
  Aurum Software, Inc. ....................................       $ (3,538)
  Baan Company.............................................          2,537
                                                                  --------
                                                                  $ (1,001)
                                                                  ========

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

     In May 1998, the Company completed the acquisition of the outstanding shares of CODA Group plc. ("CODA"). CODA is a provider of financial software. Under the terms of the share exchange, the Company issued approximately 0.0695 Baan common shares for each outstanding share of CODA, representing an aggregate of approximately 1.9 million Baan common shares. Outstanding options to purchase CODA stock were assumed and converted into Baan options at the same exchange ratio. The business combination was accounted for as a pooling of interests. CODA's historical financial statements are not material to the consolidated historical financial statements of the Company. The Company did not restate any of its consolidated financial statements prior to the combination. In connection with the acquisition of CODA, the Company recognized a $9.6 million write-down of duplicative capitalized software development costs, a $3.0 million non-recurring charge for related professional fees, and a $1.8 million restructuring charge, primarily severance related costs and other costs associated with the consolidation of operations. None of the $1.8 million restructuring charge remains unpaid as of December 31, 1998. On March 31, 2000, the Company sold its CODA business to a third party for approximately $49.3 million in cash, resulting in a gain of approximately $31 million.

     In September 1998, the Company acquired all of the outstanding shares of CAPS Logistics, Inc. ("CAPS"), a provider of optimization software for logistics planning and scheduling. The Company issued 2.5 million of the Company's common shares, with an aggregate fair value on the acquisition date of approximately $68 million and incurred other acquisition costs of approximately $3 million, resulting in a total purchase price of approximately $71 million. The purchase price was allocated as follows: capitalized software of $31 million, goodwill of $37 million, assembled workforce of $2 million, and net tangible assets of $1 million. During the fourth quarter of 1999, the Company recorded write-downs of $14.8 million and $17.0 million related to capitalized software and goodwill, respectively, based on the projected future cash flows to be realized from these assets. The projection of future cash flows include the assumption that the Invensys transaction is completed. If the Invensys transaction is not completed, substantial write-downs of long-lived assets may be necessary.

     In January 1999, the Company entered into an agreement with VG pursuant to which the Company purchased and was assigned all VAR agreements that had previously been assigned to BMS and/or that BMS had entered into since its creation. Approximately 130 BMS employees also transferred to the Company as part of the transaction. The purchase price was comprised of the following: (i) $2 million paid in cash upon execution, and (ii) a three-year, 15% royalty on the Company's net revenues from its indirect channel that includes a minimum payment and maximum potential earn out. The minimum guaranteed payment is approximately $41 million. To the extent this minimum is not earned in full via the royalty the Company would be obligated to pay VG the difference between the earned amounts and the minimum guaranty). The maximum potential earn out is the guaranteed minimum payment plus up to an additional $44 million. During 1999, the Company made payments to VG of $11.1 million, and offset approximately $16.2 million that was due from VG for IT and marketing services provided by the Company, leaving a remaining balance due to VG for the purchase of BMS of $17.4 million at December 31, 1999. $9.5 million of the remaining balance is reflected in due to related parties and $7.9 million is reflected in long-term due to related parties.

     During the third quarter of 1999, the Company acquired companies providing solutions built in the Baan environment: Proloq, which provides extensions to Baan ERP for process industries like primary metals, pulp and paper and others; and BAIN which developed Product Data Management (PDM) extensions to Baan ERP. Baan also acquired ownership of Dynamic Enterprise Models (DEM) from Triarch, DEM allows organizations to model their business processes and speed configuration and customizations of Baan products. BAIN and Triarch were members of the Vanenburg Group. See note 10 for Related Party Transactions.

     In connection with the acquisition of Proloq during the third quarter of 1999, the Company issued 886,000 of the Company's common shares, with an aggregate fair value on the acquisition date of approximately $11.6 million, and incurred other acquisition costs of approximately $2.0 million, resulting in a total purchase price of approximately $13.6 million. The purchase price was allocated as follows: capitalized software of $9.3 million, assembled workforce of $3.5 million, and goodwill of $0.8 million.

     The following unaudited pro forma information for the years ended December 31, 1999, 1998 and 1997 includes the effects of the CAPS and Proloq acquisitions on the net revenues, net income (loss) and earnings (loss) per share of the Company. The effects of each acquisition are reflected in the actual year that each transaction occurred plus the immediately preceding year, and assumes the acquisitions had occurred at the beginning of each respective year.

                                             1999         1998         1997
                                           ---------    ---------    --------
                                                      (UNAUDITED)
Net sales................................  $ 621,415    $ 751,273    $691,105
Net income (loss)........................  $(310,356)   $(319,407)   $ 73,192
Net income (loss) per share:
  Basic..................................  $   (1.44)   $   (1.61)   $   0.38
  Diluted................................  $   (1.44)   $   (1.61)   $   0.36

     The pro forma results are not necessarily indicative of what actually would have occurred if the transactions had been in effect for the periods presented and are not intended to be a projection of future results.

     During the third quarter of 1999, the Company acquired BAIN, which develops Product Data Management (PDM) extensions to Baan ERP, and Dynamic Enterprise Models (DEM) from Triarch. DEM allows organizations to model their business processes and speed configuration and customizations of Baan products. BAIN and Triarch were members of the Vanenburg Group. The total consideration was approximately $25.0 million which is payable over sixteen quarters beginning with the fourth quarter of 1999. The purchase price was allocated as follows: capitalized software of $20.8 million and goodwill of $4.2 million.

12. COMMITMENTS AND CONTINGENCIES

LEASES

     The Company has operating leases for substantially all of its offices globally, certain data-processing equipment, telephone equipment, and other office equipment. Rental expense for operating leases for the years ended December 31, 1997, 1998, and 1999 was approximately $14,701,000, $24,827,000 and
$22,494,000, respectively.

     Minimum annual rental commitments under non-cancelable operating leases for periods subsequent to December 31, 1999, (based upon the exchange rates at December 31, 1999), are as follows (in thousands):

2000........................................................  $20,050
2001........................................................   11,217
2002........................................................    6,433
2003........................................................    4,098
2004........................................................    1,790
Thereafter..................................................      381
                                                              -------
Total minimum rental commitments............................  $43,969
                                                              =======

LITIGATION

     The Company is party to legal proceedings from time to time which might include claims by customers, suppliers, other vendors, resellers and former employees. There is no such proceeding currently pending that the Company believes is likely to have a material adverse effect upon the Company's business as a whole. Any litigation, however, involves potential risk and potentially significant litigation costs. As of December 31, 1999 and 1998, the Company has recorded a provision of $34 million and $7 million, respectively with respect to pending legal claims involving the Company. There can be no assurances, therefore, that any litigation that is now pending or which may arise in the future will not have a material adverse effect.

     In October of 1998, the Company and certain of its current or former officers and directors were named as defendants in a purported shareholder class action lawsuit entitled Salerno v. Baan Company N.V. et al., which was brought in the United States District Court for the District of Columbia. Six additional purported shareholder class action lawsuits were subsequently brought, each in the same court with substantially similar allegations: that the Company allegedly violated certain of the U.S. securities laws by making purportedly false and misleading statements about the Company's operations during the period from in or around the end of January 1997 through mid-October 1998. The several actions have been consolidated and lead plaintiffs and counsel have been named. On August 4, 1999, the Company moved: (i) to dismiss the claims of shareholders who purchased Baan securities on foreign (non-U.S.) exchanges -- and such plaintiffs are believed to comprise as much as 80% of the purported class -- on the ground that the U.S. courts lack subject matter jurisdiction over such claims; and (ii) to dismiss the entire complaint for failure to adequately plead alleged claims for securities violations. On June 21, 2000, the court granted that part of the motion seeking to dismiss for lack of subject matter jurisdiction the claims of those plaintiffs who neither reside in the United States nor made their stock purchases in the United States. The litigation will now proceed with respect to the remaining claims.

     In September of 1999, the Company and certain of its current or former officers and directors were named as defendants in a separate lawsuit entitled Ratliff v. Baan Company N.V. et al., which was brought in the United States District Court for the District of Georgia. The complaint asserts purported claims for breach of contract, violation of certain of the U.S. securities laws, violation of the Georgia Securities Act, and intentional and negligent misrepresentation -- , all in connection with the Company's acquisition in September 1998 of CAPS Logistics, Inc. ("CAPS"). The plaintiffs -- who are three of the four selling shareholders -- allege that certain of the Company's public financial reports allegedly relied upon by the plaintiffs in connection with the transaction were materially false and misleading, that certain of the Company's officers made materially false and misleading statements to one or more of the plaintiffs during the negotiations leading to the acquisition, and that the Company did not comply with certain representations and warranties in the merger agreement. Plaintiffs seek rescission of the Company's purchase of CAPS and return of CAPS to the plaintiffs, and unspecified economic damages. In or around November 1999 the Company moved to dismiss the action on grounds, inter alia, that the complaint fails to adequately plead alleged claims for securities violations. The motion has been fully briefed and awaits oral argument and/or decision from the court. All discovery in the case has been stayed pending resolution of the Company's motion.

13. INDUSTRY SEGMENT, GEOGRAPHIC AND OTHER INFORMATION

     The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") in the fiscal year ended December 31, 1998. SFAS No. 131 establishes standards for reporting information about operating segments and related disclosures products and services, geographic areas, and major customers. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company designs, manufactures, and markets applications software for business processes and operates in a single industry segment. As such, the financial information disclosed herein, materially represents all of the financial information related to the Company's principal operating segment and line of business.

     The following table presents revenues and certain long-lived assets by geographic region for the years ended December 31, (in thousands):

                                                         YEAR ENDED DECEMBER 31,
                                                     --------------------------------
                                                       1997        1998        1999
                                                     --------    --------    --------
Net revenues from unaffiliated customers:
  The Netherlands..................................  $ 78,695    $ 79,475    $ 74,935
  Germany..........................................    90,122      95,167      72,258
  United States....................................   250,343     256,804     229,197
  Other international..............................   194,111     253,603     240,753
                                                     --------    --------    --------
          Total net revenues from unaffiliated
            customers..............................   613,271     685,049     617,143
  Related-party revenue............................    66,325      50,600       2,000
                                                     --------    --------    --------
          Total net revenues.......................  $679,596    $735,649    $619,143
                                                     ========    ========    ========
Long-lived assets:
  The Netherlands..................................  $103,965    $173,789    $134,176
  Other international..............................    74,149      72,028      45,823
                                                     --------    --------    --------
          Total long-lived assets..................  $178,114    $245,817    $179,999
                                                     ========    ========    ========
Statements of Operations analysis:
  License revenues.................................  $433,426    $336,378    $192,884
  License gross profit.............................   402,214     305,637     133,097
  Consulting revenues..............................   163,417     237,247     234,604
  Consulting gross profit..........................    13,153      26,723       9,785
  Education revenues...............................    27,413      47,106      36,512
  Education gross profit...........................    19,224      12,285      (3,997)
  Support revenues.................................    55,340     114,918     155,143
  Support gross profit.............................    23,922      58,200      88,380
  Total revenues...................................   679,596     735,649     619,143
  Total gross profit...............................   458,513     402,845     227,265
  Less: write-down of capitalized software.........        --      (9,600)    (43,105)
                                                     --------    --------    --------
  Adjusted gross profit............................  $458,513    $393,245    $184,160
                                                     ========    ========    ========

     No customer accounted for 10% or more of consolidated net revenues in 1997, 1998 or 1999. Related party revenue for all such parties as a group accounted for 10%, 7% and 1% of the Company's total net revenue for 1997, 1998 and 1999, respectively.

14. NON-RECURRING ACTIVITIES

     During the fourth quarter of 1999, the Company undertook a strategic reorganization and was the result of the Company's shift from the traditional stand-alone ERP product offering to new initiatives in developing

Business to Business e-commerce products and the integration of e-enabled enterprise solutions. As a result of the reorganization, the Company reassessed its estimate of future cash flows and determined those cash flows were not sufficient to recover the carrying value of the assets and adjusted them to their net realizable value. Furthermore, the Company reviewed the utilization of its current resources, including headcount and facilities, when assessing the needs under the new product strategy. Consequently, the Company has recorded non-recurring charges of $77.7 million related to the reorganization in 1999. These charges include: $23.9 million for write-downs of goodwill and other tangible and intangible assets; $43.1 million for write-downs of capitalized software development costs; and $10.7 million for other costs including a 4% worldwide headcount reduction and the closing of 14 branch offices. Approximately $10.1 million of these non-recurring charges are accrued at December 31, 1999. Additionally, in connection with this reorganization, in the fourth quarter of 1999, the Company increased its allowance for uncollectible accounts receivable and legal claims accrual by approximately $58 million.

     The following table, expressed in thousands, summarizes the Company's non-recurring expenses and activity for the year ended December 31, 1999:

                                                                             INCLUDED IN
                                        TOTAL     CASH      ASSET       ACCRUED LIABILITIES AT
                                        COSTS     PAID    WRITE-OFFS      DECEMBER 31, 1999
                                       -------    ----    ----------    ----------------------
1999 Reorganization:
  Intangible and other asset
     write-downs.....................  $23,906    $ --     $23,906             $    --
  Capitalized software write-downs...   43,105      --      43,105                  --
  Severance-related costs............    4,319     654          --               3,665
  Lease termination costs............    6,403      --          --               6,403
                                       -------    ----     -------             -------
Total non-recurring expenses.........  $77,733    $654     $67,011             $10,068
                                       =======    ====     =======             =======

     In October 1998, the Company announced a comprehensive reorganization plan to reduce the Company's expense levels and to streamline operations. In connection with the reorganization, the Company recognized a non-recurring charge of approximately $140.5 million during the fourth quarter of 1998. Approximately $58.0 million of the non-recurring charge related to the disposal of certain non-strategic business entities and recognized losses on disposal of those assets. Approximately $27.3 million is related to the write-down of certain long-lived assets in connection with the reorganization.

     Restructuring costs in 1998 were approximately $55.2 million and consisted of (i) severance-related costs for over 1,000 employees affected by the reduction-in-force, (ii) costs related to the consolidation and closure of approximately 50 offices where the Company had redundant operations as a result of acquisitions, and (iii) costs associated with the cancellation of certain marketing and sales programs, including Expo 2000 and Baan World 1999. The reduction-in-force affected employees in sales and marketing, services and support, research and development, and general and administrative departments.

     In connection with the 1998 reorganization, the Company evaluated the net carrying value of certain intangible assets and determined that the net carrying values had been impaired. Accordingly, the Company recognized a charge of approximately $27.3 million to write-down these assets to their fair value.

     In connection with the acquisition of CODA in May 1998, the Company recognized a restructuring charge of approximately $1.8 million related to the closing of certain offices. None of the $1.8 million restructuring charge remains unpaid as of December 31, 1998.

     The following table, expressed in thousands, summarizes the Company's non-recurring expenses and activity for the year ended December 31, 1998:

                                                              ASSET     ACCRUAL BALANCE AT
                                       TOTAL       CASH      WRITE-        DECEMBER 31,
                                       COSTS       PAID       OFFS             1999
                                      --------    -------    -------    ------------------
1998 Reorganization:
  Asset write-downs.................  $ 27,299    $    --    $27,299            $--
  Loss on disposal of assets........    58,030     12,042     45,988            --
  Severance-related costs...........    22,204     22,204         --            --
  Sales and marketing programs......    21,694      7,001     14,693            --
  Lease termination costs...........     9,849      9,849         --            --
  Other non-recurring charges.......     1,425      1,425         --            --
                                      --------    -------    -------            --
                                       140,501     52,521     87,980            --
                                      --------    -------    -------            --
Coda acquisition:
  Closure of offices................     1,800      1,800         --            --
  Professional fees.................     3,000      3,000         --            --
                                      --------    -------    -------            --
                                         4,800      4,800         --            --
                                      --------    -------    -------            --
Total non-recurring expenses........  $145,301    $57,321    $87,980            $--
                                      ========    =======    =======            ==

     Cash paid during 1998 and 1999 related to the 1998 non-recurring activities costs $26.0 million and $31.3 million, respectively.

15. SUBSEQUENT EVENTS

     During March 2000, the Company completed a series of transactions aimed at raising cash and equity capital. During March 2000, the Company reached agreements with certain holders of its 4.5% Convertible Subordinated Notes due 2001 (the "Convertible Notes") under which some of the Convertible Notes were exchanged for Shares at a price that was lower than the conversion price provided in the Convertible Notes. Consistent with the terms of the Indenture, the Company then temporarily lowered the conversion price (originally $22.00 per share) to $6.25 per share for its remaining Convertible Notes for a 61-day period, which ended on May 29, 2000. As a result, a total of $50.3 million aggregate principal amount of Convertible Notes were either converted into or exchanged for shares during this period, resulting in the issuance of approximately 8 million shares. Consequently, there remains approximately $139 million in outstanding convertible notes as of May 31, 2000. In connection with this inducement offer, the Company recognized a non-cash expense equal to the fair value of the shares issued at the special conversion rate in excess of the fair value of the shares had they been converted at the original conversion price. The non-cash expense recognized during the second quarter 2000 related to the induced conversion was approximately $29 million.

     On March 12, 2000, the Company sold its 11% interest in Meta4, which was recorded as a marketable security at December 31, 1999, to generate additional cash of approximately $40 million and a gain on the sale of approximately $21 million.

     After discussions with several financial institutions about a possible equity investment in the Company, on March 29, 2000 the Company entered into an equity Put Option Agreement (the "Bear Stearns Agreement") with Bear, Stearns International Limited ("Bear Stearns") under which the Company had the right to request Bear Stearns to purchase up to Euro 150.0 million worth of Shares over an 18-month period based on the market price for the Shares, subject to volume and minimum price limitations. As consideration for entering into the Put Option Agreement, the Company issued 1.5 million Shares to Bear Stearns at par value (NLG 0.06). Under this agreement, the Company received Euro 17.8 million as an additional equity infusion during the second quarter of 2000.

     Also uncertain would be the Company's ability to access equity capital under the Bear Stearns Agreement. That Agreement provides Bear Stearns with the right to reject, in its discretion, any put by the

Company if, during the put period, the Company's share price falls below 3.00 Euro. If the Invensys offer fails, there is a substantial possibility that the Company's shares will trade below that threshold for some meaningful period of time. In that regard, it is noted that the Company's shares were principally trading in the $1-$2 per share range in the several weeks prior to the Invensys offer, and the absence of shareholder equity at the close of the second quarter means special listing status for the Company's shares on the AEX is likely.

     On March 31, 2000, the Company sold its CODA business to a third party for approximately $49.3 million in cash, resulting in a gain of approximately $31 million.

     On May 31, 2000, Invensys Holdings Limited ("Invensys"), a private limited company organized under the laws of England and Wales, set forth an offer to purchase all of the outstanding shares of the Company at a price of (Euro) 2.85 per share. The Supervisory Board of the Company unanimously approved the resolutions unanimously adopted by the Management Board of the Company (together with the Supervisory Board, the "Boards"), which approved the Offer Agreement and the transactions contemplated by it, including the offer, and determined that the terms of the offer are fair to and in the best interests of the Company and its shareholders. The Boards unanimously recommended that the shareholders accept the offer and tender their shares in the offer. On June 14, 2000, the Company received positive advice from the Works Councils with regard to the offer. The offer is currently scheduled to close on July 25, 2000 but is subject to certain closing conditions. Among them is that 95% of all issued and outstanding shares must be tendered in support of the offer.

     In connection with the Invensys tender offer, the Company and Fletcher entered into a Termination and Standstill Agreement. Fletcher agreed to sell to the Company 8,121,236 common shares it had purchased under the Share Rights Agreement, at the U.S. dollar equivalent of the Invensys Offer Price of Euro
2.85 per share (which the Company then assigned to Invensys). The Company also agreed to pay Fletcher the sum of (a) $10,000,000 in exchange for extinguishing its unexercised rights under the Share Rights Agreement (totaling approximately $215 million in such unexercised rights) which the Company will record as an expense during 2000, and (b) $16,623,392 (plus interest at 8.5% per year after May 29, 2000) in repayment of monies already advanced to the Company but not yet converted into common shares (total of approximately $15 million) which will be reflected as an increase to shareholders' deficit. These monies would be due and payable if a change in control of the Company occurs prior to December 31, 2000; if there is no change of control by December 31, those payments would not be owed and those rights revert to Fletcher.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          BAAN COMPANY N.V.

                                          By: /s/ PIERRE J. EVERAERT
                                            ------------------------------------
                                            Pierre J. Everaert
                                            Interim Chief Executive Officer

                                          By: /s/ ROBERT A. RUIJTER
                                            ------------------------------------
                                            Robert A. Ruijter
                                            Chief Financial Officer

Date: July 17, 2000